As filed with the Securities and Exchange Commission on October 5, 2012.

Registration No. 333-181988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REALOGY HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	6531	20-8050955
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Campus Drive

Parsippany, New Jersey 07054

(973) 407-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Marilyn J. Wasser, Esq.

Realogy Holdings Corp.

One Campus Drive

Parsippany, New Jersey 07054

(973) 407-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stacy J. Kanter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000	Arthur D. Robinson, Esq. Marisa D. Stavenas, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2012

PRELIMINARY PROSPECTUS

40,000,000 Shares

Realogy Holdings Corp.

Common Stock

$         Per Share

This is Realogy Holdings Corp.’s initial public offering. Realogy Holdings Corp. is selling 40,000,000 shares of its common stock.

Following the completion of this offering and related transactions, funds affiliated with Apollo Management Holdings, L.P. may continue to own a majority of the voting power of our outstanding common stock. As a result, we may be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange (“NYSE”). See “Principal Stockholders.”

We expect the public offering price to be between $23.00 and $27.00 per share. Currently, no public market exists for the shares. Our shares of common stock have been approved for listing on the NYSE under the symbol “RLGY”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 to read about certain factors you should consider before buying our common stock.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, before Expenses	$	$

We have agreed to allow underwriters to purchase up to an additional 6,000,000 shares from us, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about                     , 2012.

Goldman, Sachs & Co.	J.P. Morgan

Barclays	Credit Suisse

Citigroup	Wells Fargo Securities	BofA Merrill Lynch

Credit Agricole CIB	Comerica Securities	CRT Capital	Houlihan Lokey

Lebenthal & Co., LLC	Loop Capital Markets	Apollo Global Securities

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus and any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

Except as otherwise indicated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and the “Company” refer to Realogy Holdings Corp., which was previously known as Domus Holdings Corp., a Delaware corporation (“Holdings”), and its consolidated subsidiaries, including Domus Intermediate Holdings Corp., a Delaware corporation (“Intermediate”), and Realogy Corporation, a Delaware corporation (“Realogy”). Neither Holdings nor Intermediate conducts any operations other than with respect to its respective direct or indirect ownership of Realogy.

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include the CENTURY 21®, COLDWELL BANKER®, ERA®, THE CORCORAN GROUP®, COLDWELL BANKER COMMERCIAL®, SOTHEBY’S INTERNATIONAL REALTY® and BETTER HOMES AND GARDENS® REAL ESTATE marks, which are registered in the United States and/or registered or pending registration in other jurisdictions, as appropriate to the needs of our relevant business. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by such company.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. As noted in this prospectus, the National Association of Realtors (“NAR”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) were the primary sources for third-party industry data and forecasts. While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us and NAR and Fannie Mae because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results. In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and NAR’s use of median price for its forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.

Forecasts regarding median sales price, volume of homesales, and other metrics included in this prospectus to describe the housing industry are inherently uncertain or speculative in nature and actual results for any period may materially differ. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.” Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase our common stock. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Our Company

We are the preeminent and most integrated provider of residential real estate services in the U.S. We are the world’s largest franchisor of residential real estate brokerages with some of the most recognized brands in the real estate industry, the largest owner of U.S. residential real estate brokerage offices, the largest U.S. and a leading global provider of outsourced employee relocation services and a significant provider of title and settlement services. Our owned and franchised brokerage businesses are more than two and a half times larger than their nearest competitor and, in 2011, we were involved in approximately 26% of domestic existing homesale transaction volume that involved a real estate brokerage firm. Our revenue is derived on a fee-for-service basis, and given our breadth of complementary service offerings, we are able to generate fees from multiple aspects of a residential real estate transaction. Our operating platform is supported by our portfolio of industry leading franchise brokerage brands, including Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty® and Better Homes and Gardens® Real Estate and we also own and operate the Corcoran Group® and CitiHabitats brands. Our multiple brands and operations allow us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points.

We believe that we are experiencing the beginning of a recovery in the residential real estate market. In the first eight months of 2012, on a company-wide basis, our volume of completed homesales (i.e., average homesale price times number of homesale transactions) increased 13% compared to the first eight months of 2011. According to NAR, existing homesale transaction volume (i.e., median homesale price times number of homesale transactions) for August 2012 increased approximately 20% as compared to August 2011. Furthermore, the most recent NAR forecast estimates that the volume of existing homesales will increase 14% for the full year 2012 compared to 2011 and increase a further 14% in 2013 compared to 2012.

We believe that our business is well positioned to benefit from a sustained recovery in the residential real estate market as a result of our scale, market leadership, breadth of complementary service offerings and operations, and the substantial brand equity of our portfolio of brokerage brands. Furthermore, since the downturn in the residential real estate market began, we have implemented a number of actions which we believe have fundamentally improved our operations and enhanced our ability to generate significant growth in our Adjusted EBITDA and free cash flow upon a sustained recovery in the residential real estate market. For the period from 2006 through 2011, due to the decline in the residential real estate market, our revenues and related commission expense decreased $2.4 billion and $1.4 billion, respectively. Since 2006, we have reduced our operating cost base, which we define as our operating, marketing and general and administrative expenses, which are line items on the face of our statement of operations included elsewhere in this prospectus, by approximately $500 million, of which approximately $200 million of the reduction occurred from 2009 to 2011, primarily through reductions in salaries and related employee expense, occupancy costs and marketing expenses. This has been accomplished by streamlining business units, consolidating offices and increasing the use of online listings distribution, while improving the infrastructure necessary to preserve our best-in-class service and enhancing our ability to capitalize on a recovery in the residential real estate market. While both our revenues and commission expense would be expected to increase in connection with a recovery in the residential real estate market, we believe the reduction in our operating cost base will be largely sustainable, as these cost reductions relate primarily to the decrease in our employee headcount from approximately 15,000 employees at January 1, 2006 to approximately 10,400 employees at December 31, 2011 and the consolidation or closing of 358 brokerage offices

(and the related savings from no longer operating such offices) during the same period. These two expense items are not expected to increase as our current office footprint and employee level can efficiently operate at present levels even if we were to experience a significant increase in residential real estate activity. We have continued to invest in our businesses to further strengthen our long-term growth prospects in a recovering housing market, including growing our franchise network through adding brokers to our existing franchise brands, adding a new franchise brokerage brand, Better Homes and Gardens® Real Estate, recruiting sales associates and completing several strategic acquisitions.

Upon completion of this offering and using the net proceeds therefrom to reduce indebtedness as described in “Use of Proceeds” and the conversion of approximately $1.903 billion aggregate principal amount of the Convertible Notes (as defined below) substantially concurrently with the closing of the offering as described below, our outstanding indebtedness (assuming debt balances as of June 30, 2012) will be reduced by approximately $2.8 billion, or 38%, and our annualized interest expense will decline by approximately $330 million (including the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. Our reduced interest expense, combined with our modest capital expenditure requirements and the substantial reduction of future cash taxes from the anticipated utilization of approximately $2.1 billion of net operating loss carry forwards as of December 31, 2011, positions us to generate significant free cash flow upon a sustained residential real estate market recovery. Although we do not have any significant debt maturities until 2016, it is our primary objective to use a substantial portion of future free cash flow generation to further reduce our outstanding indebtedness.

Segment Overview

We report our operations in four segments, each of which receives fees based upon services performed for our customers: Real Estate Franchise Services (known as Realogy Franchise Group or RFG), Company Owned Real Estate Brokerage Services (known as NRT), Relocation Services (known as Cartus) and Title and Settlement Services (known as Title Resource Group or TRG). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including the notes thereto, included elsewhere in this prospectus for further information on our reportable segments.

Real Estate Franchise Services (61% of EBITDA for the year ended December 31, 2011)

We are the largest franchisor of residential real estate brokerages in the world through our portfolio of well known brokerage brands, including Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate. We derive substantially all of our real estate franchising revenues from royalty fees received under long-term (typically ten year) franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ sales commission earned from real estate transactions, which we refer to as gross commission income. Our franchisees pay us fees for the right to operate under one of our trademarks and to enjoy the benefits of the systems and business-enhancing tools provided by our real estate franchise operations. These fees provide us with recurring franchise revenue streams at high operating margins. In addition to highly competitive brands that provide unique offerings to our franchisees, we support our franchisees with dedicated national marketing and servicing programs, technology, training and education to facilitate our franchisees in growing their business and increasing their revenue and profitability. We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our 97% retention rate of gross commission income in our franchise system through June 30, 2012. At June 30, 2012, our real estate franchise system had approximately 13,500 offices worldwide in 103 countries and territories, including approximately 6,100 brokerage offices and approximately 238,500 independent sales associates (which included approximately 41,500 independent sales agents working with our company owned brokerage offices) operating under our franchise and proprietary brands in the U.S., with an average tenure among U.S. franchisees of approximately 19 years as of June 30, 2012.

Company Owned Real Estate Brokerage Services (11% of EBITDA for the year ended December 31, 2011)

We own and operate the largest residential real estate brokerage business in the U.S. under the Coldwell Banker®, Sotheby’s International Realty®, ERA®, Corcoran Group® and CitiHabitats brand names. We offer full-service residential brokerage services through approximately 720 company owned brokerage offices in more than 35 of the largest metropolitan areas of the U.S. As a result of our attractive geographic positioning, the average sales price of an NRT transaction is approximately twice the national average. NRT, as the broker for a home buyer or seller, derives revenues primarily from gross commission income received at the closing of real estate transactions. We also operate a large independent real estate owned (“REO”) residential asset manager, which assists our clients in selling bank-owned properties. In addition, our home mortgage joint venture with PHH Corporation (“PHH”) is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers (unless exclusivity is waived by PHH). We also assist landlords and tenants through property management services.

Relocation Services (22% of EBITDA for the year ended December 31, 2011)

We are a leading global provider of outsourced employee relocation services. We are the largest provider of such services in the U.S. and also operate in key international relocation destinations. We offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move to facilitate a smooth transition in what otherwise may be a complex and difficult process for the employee and employer. Our relocation services business serves corporations, including over 64% of the Fortune 50 companies, as well as affinity organizations such as insurance companies and credit unions that provide our services to their members. In 2011, we assisted in over 153,000 relocations in more than 165 countries for approximately 1,500 active clients and as of June 30, 2012, our top 25 relocation clients had an average tenure of 17 years with us.

Title and Settlement Services (6% of EBITDA for the year ended December 31, 2011)

We assist with the closing of real estate transactions by providing full-service title and settlement (i.e., closing and escrow) services to customers, real estate companies, including our company owned real estate brokerage and relocation services businesses, as well as a targeted channel of large financial institution clients, including PHH. In 2011, TRG was involved in the closing of approximately 156,000 transactions of which approximately 56,000 related to NRT. In addition to our own title and settlement services, we also coordinate a nationwide network of attorneys, title agents and notaries to service financial institution clients on a national basis. We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our average claims rate in the past three years in title underwriting of 1.5% is well below the industry average of 7% for the same period.

Our Complementary Businesses Build Value for Each Other

Our four complementary businesses and mortgage joint venture work together to form our “value circle,” allowing us to generate revenue at various points in a residential real estate transaction, as illustrated in the diagram below. Unlike other industry participants who offer only one or two services, we can offer homeowners, our franchisees and our corporate and affinity clients ready access to numerous associated services that facilitate and simplify the home purchase and sale process. These services provide further revenue opportunities for our owned businesses and those of our franchisees. All four of our businesses and our mortgage joint venture can derive revenue from the same real estate transaction. An example is when a relocation services business client engages us to relocate an employee, who then hires a real estate agent affiliated with one of our franchisees or company owned real estate brokerages to assist the employee in listing his or her residence in the departure city, buying a home in the destination city, uses our local title agent for title insurance and settlement services and obtains a mortgage through our mortgage venture with PHH. See “Business—Our Brands” for a discussion of key drivers relating to our business.

Industry Trends

Industry definition: We primarily operate in the U.S. residential real estate industry, which, according to NAR, is an approximately $990 billion industry based on 2011 transaction volume (i.e. average homesale price times the number of new and existing homesale transactions), as compared to $2.1 trillion in 2006, and derive the majority of our revenues from serving the needs of buyers and sellers of existing homes rather than those of new homes. Residential real estate brokerage companies typically realize revenues in the form of a commission that is based on a percentage of the price of each home sold and/or a flat fee. As a result, the real estate industry generally benefits from rising home prices and increased volume of homesales (and conversely is adversely impacted by falling prices and decreased volume of homesales). We believe that existing home transactions and the services associated with these transactions, such as mortgage origination, title services and relocation services, represent the most attractive segment of the residential real estate industry for the following reasons: (i) the existing homesales segment represents a significantly larger addressable market than new homesales, (ii) existing homesales afford us the opportunity to represent either the buyer or the seller and in some cases both the buyer and the seller and (iii) we are able to generate revenues from ancillary services provided to our customers.

We also believe that the traditional broker-assisted business model compares favorably to alternative channels of the residential brokerage industry, such as discount brokers and “for sale by owner” (“FSBO”). According to NAR, FSBO transactions, including services from Internet-based providers, declined to 13% of existing homesales in 2011 from 21% in 2001. We are confident that consumers will continue to choose to use the broker-assisted model for residential real estate transactions because (i) the average transaction size is very high and generally the largest transaction one does in a lifetime; (ii) transactions occur infrequently; (iii) there is a high variance in price, depending on neighborhood, floor plan, architecture, fixtures, and outdoor space; (iv) there is a compelling need for personal service as home preferences are unique to each buyer; and (v) a high level of support is required given the complexity associated with the process. Underscoring the value of the traditional brokerage model, after declining modestly during the height of the residential real estate market to 2.47% per transaction side, the average broker commission rate earned by our franchisees and our owned operations has held steady at 2.53% over the past three years.

Cyclical nature of industry: The existing homesale real estate industry is cyclical in nature and has historically shown strong growth though it has been in a significant and lengthy downturn since the second half of 2005, which has had a material adverse effect on our results of operations, after having experienced significant growth between 2000 and 2005. Based upon data published by NAR, from 2005 to 2011, annual U.S. existing homesale units declined by 40% from 7.1 million to 4.3 million and the median homesale price declined by 24% from a median price of $219,600 to $166,100, resulting in a total transaction volume decline of 54%.

We believe that the 2012 year-to-date improvement in the residential real estate market may be reflective of a sustainable market recovery driven by lower interest rates, fewer foreclosures, high affordability of home ownership, and satisfying demand that has built up during a period of economic uncertainty. The inventory supply is returning to a more typical level and acting as a stabilizing force on home prices. In addition, as rental prices have recently continued to rise, the cost of owning a home is now lower than the rental of a comparable property in the vast majority of U.S. metropolitan areas.

As of their most recent releases, Fannie Mae and NAR are forecasting an 8% and 9% increase in existing homesale transactions for 2012 compared to 2011, respectively. With respect to homesale prices, NAR’s most recent release is forecasting median homesale prices for 2012 to increase 5% compared to 2011. Fannie Mae’s most recent forecast shows a 2% increase in median homesale price for 2012 compared to 2011. For 2013, NAR is forecasting an 8% increase in homesales to 5.0 million units compared to 2012, although it noted in its May 2012 release that the number of homesales could rise to as many as 5.3 million units, or a 14% increase compared to 2012, assuming a return to more normal mortgage lending standards. NAR also is forecasting a 5% increase in median existing homesale prices in 2013 compared to 2012.

Although there have been concerns about significant “shadow inventory” (i.e., properties where the homeowner is seriously delinquent in meeting its mortgage obligations or where the property is in some stage of foreclosure or already a REO), we do not believe that this will have a significant impact on our business, as the concentration of the shadow inventory is limited to a few regions of the country and the potential increase in unit sales activity should offset in whole or in part the adverse impact on home prices in these regions. Furthermore, according to NAR, the percentage of distressed properties has declined from 31% of sales in August 2011 to 22% of sales in August 2012, and institutions holding distressed mortgages have increasingly shifted activity away from REOs and focused on short sales, which are less disruptive to the market.

Favorable long-term demand dynamics: We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based economic factors such as demand relative to supply. We believe that the residential real estate market will benefit over the long term from expected positive fundamentals, including the following factors:

•

based on U.S. Census data and NAR, from 1991 through 2011, the average number of existing homesale transactions as a percentage of U.S. households was approximately 4.5%, compared to an average of approximately 3.7% from 2007 through 2011. During the same period, the number of U.S.

households grew from 94 million in 1991 to 119 million in 2011, increasing at a 1% CAGR. We believe that as the U.S. economy stabilizes, the number of existing homesale transactions as a percentage of U.S. households will progress to the 4.5% mean level and the number of annual existing homesale transactions will increase;

•

according to the 2011 State of the Nation’s Housing Report compiled by the Joint Center for Housing Studies (“JCHS”), the number of U.S. households is projected to grow by an average of 1.2 million annually from 2010 to 2020. Assuming this annual household formation and given the lack of new home building activity over the past several years, we would expect both home sale price and volume to exhibit strong growth over the long term;

•	aging echo boomers (i.e., children born to baby boomers) are expected to drive much of the next U.S. household growth;

•	we believe that as baby boomers age, a portion are likely to purchase smaller homes or purchase retirement homes thereby increasing homesale activity; and

•	according to NAR, the number of renters that qualify to buy a median priced home increased from 9 million in 2005 to 19 million in 2011.

See “Business—Industry Trends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of our industry.

Our Strengths

We believe that our scale, market leadership, breadth of complementary servicing offerings and operations, and the substantial brand equity of our portfolio of brokerage brands, coupled with our efficient shared back office operations are distinguishing factors in our industry and provide us with various competitive advantages. These strengths include the following:

The market leader in residential real estate services. We believe that we are the preeminent provider of residential real estate services with a strong market presence in each of our business units. For instance:

•

in 2011, we were involved, either through our franchise operations or company owned brokerage offices, in approximately 26% of all existing domestic homesale transaction volume that involved a real estate brokerage firm;

•	our franchise real estate brokerage business is more than two and a half times larger than our nearest competitor when measured by the number of independent sales associates;

•	our owned real estate brokerage business generates approximately three and a half times the sales volume of our nearest domestic competitor;

•	our relocation services business is nearly double that of our nearest competitor when measured by the volume of relocated employees in 2011; and

•

our title and settlement services business continues to strengthen through continued participation in NRT transactions, expansion of services provided to third party mortgage originators and growth in title underwriting.

World class portfolio of real estate brands serving all market segments. We are the only major residential real estate services provider to successfully manage multiple, locally competing real estate brands on both a national and international basis. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation and market prominence as well as word-of-mouth recommendations. In addition, we believe that brand recognition contributes significantly to the retention of independent sales associates, as evidenced by the retention of the production of approximately 94% of our first and second quartile of sales associates at NRT through June 30, 2012, as well as the retention of our franchisees, as evidenced by our franchisee retention rate of 97% of gross commission income in our franchise system through June 30, 2012. Our broad array of brands and operations allows us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points. For example, our Sotheby’s brand serves the high-end market and its global brand recognition is fueling its strong international growth, while our Century 21® brand serves all market segments in the U.S. and internationally as one of the most recognizable names in real estate.

Attractive business model with recurring revenue base. We believe that our established role as an intermediary in the home sale process and our integrated fee-for-services platform creates a strong business model with recurring revenue streams. Our real estate franchise operations have a recurring franchisee revenue base, generate high profit margins and require relatively modest capital investment. We also realize significant economies of scale by servicing multiple brands with a single shared service organization that provides, among other services, accounting, collection and technology platforms that benefit all our brands. We believe that our business model positions us well to take advantage of the continually-evolving housing needs of individuals across the demographic spectrum, providing a certain level of recurring revenue.

Revenue enhancing “value circle” among our complementary businesses. We believe that our four complementary businesses and mortgage joint venture uniquely position us to generate revenue growth opportunities from the multiple components of a residential real estate transaction, with each service generating the potential for revenues in ancillary services offered by other business units. We believe that our strong, long-term relationships with our franchisees, the broad range of our real estate and relocation services and our ability to capture incremental business opportunities through cross-selling many of our related products and services provide us with significant market place advantages and incremental revenue generation opportunities.

Well-positioned for a residential real estate market recovery. Since 2005, we have instituted a number of actions that we believe more favorably position our business, relative to prior residential real estate market cycles, to take advantage of a sustained residential real estate market recovery. Although the unfavorable conditions in the real estate market have resulted in significant operating losses over the last several years, we have reduced our operating cost base by approximately $500 million since 2006, of which approximately $200 million of the reduction occurred from 2009 to 2011. We believe that we will be able to maintain a significant majority of those savings as the residential housing market recovers. Furthermore, we have continued to invest in our business to drive future growth opportunities. For example, in 2008 we launched the Better Homes and Gardens® Real Estate brokerage brand to expand market penetration opportunities. At RFG, we have continued to enlarge our franchise network footprint by adding a significant number of new franchisees and at NRT we have continued to add to our sales associate base by recruiting productive new sales associates and strategically acquiring brokerage firms. In addition, we expanded the Cartus global footprint through the acquisition of Primacy Relocation LLC (“Primacy”) in 2010. Our historically strong performance at higher residential real estate activity levels, combined with the investments we have made in our business and the cost-saving actions we have taken, position us to take advantage of a sustained residential real estate market recovery.

Attractive cash flow generation characteristics. Upon completion of this offering and related transactions, we expect to reduce our annualized interest expense by approximately $330 million assuming debt balances as of June 30, 2012, which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. We believe this reduction in our interest expense, combined with our profitability improvement with a residential real estate market recovery, modest capital expenditure requirements and the substantial reduction of future cash taxes from the anticipated utilization of our significant net operating loss carry forwards of approximately $2.1 billion as of December 31, 2011, will position us to be able to generate significant free cash flow with a residential real estate market recovery. The cash tax benefit from our net operating losses (“NOLs”) is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Industry leading management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth. Our senior executive management team combines a deep knowledge of the real estate markets and an understanding of industry trends. We believe that our depth of experience in these areas has enabled us to effectively manage through the economic downturn despite our significant operating losses during such time, adapt to technological advances, operate more effectively, and remain a preeminent provider of real estate and relocation services in the U.S.

Our Strategies

We intend to pursue the following key elements of our business strategy in order to continue to grow and strengthen the Company:

Capitalize on a residential real estate market recovery. Since 2005, we have undertaken significant efforts to streamline our businesses, expand our operational footprint and invest in our business which we believe positions us well to capitalize on a sustained residential real estate market recovery. Notwithstanding the fact that we incurred net losses for the six months ended June 30, 2012 and the year ended December 31, 2011 primarily due to our high interest expense obligations combined with the downturn in the residential real estate market, we believe that our business model will allow us to achieve incremental EBITDA driven by macroeconomic improvements to the overall residential real estate market and/or due to actions taken by management to improve our market position through organic gains or strategic acquisitions. For example, in 2011, EBITDA at NRT and RFG combined would have increased by approximately $11 million (assuming all other variables remain constant) with every 1% increase in either our homesale sides or average selling price. In addition, EBITDA at Cartus and TRG will also benefit from a recovering residential real estate market and overall economy. We believe that our ability to capitalize on a residential real estate market recovery, together with our anticipated reduction of indebtedness and interest expense in connection with this offering and related transactions, will result in a significant improvement in our net equity which was a deficit of approximately $1.7 billion as of June 30, 2012. After giving effect to the offering and related transactions, our total equity would have been approximately $1.0 billion as of June 30, 2012.

Continue to utilize our technology platform to add value and differentiate our services. We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. We intend to continue to identify, acquire, develop, and market new technologies and tools that are designed to further solidify our market position, expand our customer base, convert Internet leads into revenue generating opportunities, be more responsive to our customers’ needs and help our independent sales associates to become more efficient and successful. We continue to expand our technological platform to effectively leverage technologies across our franchised and proprietary brands and differentiate our business from new entrants in the real estate market. This technological platform allows us to continue to strengthen ties and maximize connectivity with our independent sales associates, franchisees, corporate customers and home buyers.

Ongoing focus on growth opportunities. We continue to focus on the growth of our businesses, and believe that each of our segments is well-positioned to take advantage of unique growth opportunities.

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Real Estate Franchise Services. We intend to grow our real estate franchise business by selling new franchises and helping current franchisees recruit productive sales associates and grow their businesses. We believe we have significant incremental franchise sales opportunities with real estate brokers that are unaffiliated with a real estate brand, currently estimated to represent 55% of brokers, as well as real estate brokers that are affiliated with competing brands. We believe our franchise sales force can effectively market our franchise systems to these brokerages by leveraging our brand names, technologies, sales, marketing and educational support systems, and prospective participation in the Cartus Broker Network, which is a network of real estate brokers consisting of our company owned brokerage operations, select franchisees and independent real estate brokers who have been approved to become members. We also intend to continue to expand our international presence through the sale of international master franchises (with the right to subfranchise), which has been our primary method of international expansion at RFG in 103 countries and territories, and, with some of our brands, direct franchise sales.

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Company Owned Real Estate Brokerage Services. We intend to continue to recruit, acquire and develop effective independent sales associates who can successfully engage and promote transactions from new and existing clients, which we believe will increase NRT’s profit margins due in part to our ability to incorporate new sales associates into our existing infrastructure. We also intend to continue to optimize our office footprint by opportunistically consolidating offices, rationalizing office size and reducing lease expense where appropriate in order to enhance overall profitability.

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Relocation Services. We intend to continue to expand our relocation services business domestically and globally through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. In 2011, we signed 124 new clients and expanded services provided to 300 existing clients. Our pipeline of client prospects for 2012 is robust. We also intend to grow our affinity services business, which provide our services to organizations such as insurance companies and credit unions that have established members.

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Title and Settlement Services. We intend to grow our title and settlement services business by recruiting title and escrow sales associates in existing markets and by completing acquisitions to expand our geographic footprint or complement existing operations. We also intend to continue to increase our capture rate of title business from our NRT homesale sides. During 2011, approximately 38% of the customers of our company owned brokerage offices where we offer title coverage also utilized our title and settlement services. In addition, we expect to continue to grow and diversify our lender channel and our title underwriting businesses by expanding and adding clients and increasing our agent base, respectively.

Utilize Cash Flow from Operations to further reduce indebtedness. Although we do not have any significant corporate debt maturities until 2016, with the positive cash flow we expect to generate from improved profitability as a result of the continuation of the residential real estate market recovery, our low capital expenditure requirements, low cash income taxes as a result of the anticipated utilization of our significant net operating loss position of $2.1 billion as of December 31, 2011 and the reduction in our annual interest expense following this offering, it is our primary objective to use a substantial portion of the cash flow generated from our business to further reduce our outstanding indebtedness in the future. The cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Risks Relating to Our Business and This Offering

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our significant indebtedness and interest obligations could prevent us from meeting our obligations under our debt instruments and could adversely affect our ability to fund our operations, react to changes in the economy or our industry, or incur additional borrowings under our existing facilities, and we have historically needed to incur additional debt in order to fund negative cash flow;

•	the residential real estate market is cyclical and we have been, and will continue to be, negatively impacted by downturns in this market;

•	seasonal fluctuations in the residential real estate brokerage and relocation businesses could adversely affect our business;

•	a prolonged decline or lack of sustained growth in the number of homesales and/or prices would adversely affect our revenues and profitability;

•

diverse macroeconomic developments could slow or impair a housing recovery and if the residential real estate market or the economy as a whole does not improve, we may experience material adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business;

•	competition in the residential real estate and relocation business is intense and may adversely affect our financial performance;

•	several of our businesses are highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business; and

•	investors in this offering will suffer immediate and substantial dilution, including as a result of conversions of the Convertible Notes by the holders thereof.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Letter Agreements with Holders of Convertible Notes

In order to facilitate the successful completion of this offering, we have entered into letter agreements (the “Significant Holders letter agreements”) with certain holders of our Convertible Notes, including Apollo (as defined below), Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (together with such investment funds and accounts, “Paulson”), York Capital Management, Franklin Mutual Advisers, LLC (on behalf of the several investment funds and accounts managed by it) and Western Asset Management Company, as investment manager on behalf of certain of its investment funds and separately managed accounts, whom we collectively refer to herein as the “Significant Holders.” As of September 4, 2012, the Significant Holders together held approximately $1.903 billion of the total approximately $2.110 billion aggregate principal amount of our Convertible Notes. Pursuant to the Significant Holders letter agreements, in consideration for such Significant Holders agreeing (1) not to transfer their respective Convertible Notes from the date of such Significant Holders letter agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement), (2) to enter into a lock-up agreement with the underwriters for this offering (covering all shares of common stock that each such Significant Holder owns) for a period of 180 days following the date of this prospectus, subject to certain exceptions pursuant to the terms of the lock-up agreement, and (3) to convert all of their respective Convertible Notes, including any Convertible Notes acquired after the date of the Significant Holders letter agreements, substantially concurrently with the closing of this offering, each such Significant Holder will receive (a) 0.125 shares of common stock for each share of common stock issued upon conversion of such Significant Holder’s Convertible Notes as of the date of conversion (the “New Share Issuance”) and (b) a cash payment equal to $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted, or approximately $105 million in the aggregate (a portion of which will be attributable to accrued interest on the Convertible Notes from April 15, 2012 to the closing date of this offering). The Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012. The amount of the cash payment to be paid to the Significant Holders is equal to the accrued and unpaid interest that the Significant Holders would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes. In addition, Apollo and Paulson have agreed to allow us to suspend our existing resale registration statement relating to the Convertible Notes and the underlying shares of common stock, provided that the resale registration statement is reinstated on the expiration of the lock-up period provided for in their lock-up agreement with the underwriters for this offering. The obligations of the Significant Holders to convert their Convertible Notes are subject to certain conditions, including that the closing of this offering shall have occurred or shall be occurring simultaneously with the conversion. Each Significant Holders letter agreement will automatically terminate upon the earlier of (1) the New Share Issuance (although the Significant Holders will continue to be bound by their lock-up agreements with the underwriters) or (2) December 26, 2012, if an underwriting agreement in connection with this offering has not been executed on or prior to such date.

We have also entered into letter agreements (the “Other Holders letter agreements” and, together with the Significant Holders letter agreements, the “letter agreements”) with other eligible holders of our Convertible Notes, whom we refer to herein as the “Other Holders,” which, as of September 4, 2012, together held approximately $127 million aggregate principal amount of such Convertible Notes, which provide that in consideration for agreeing with us (1) not to transfer their respective Convertible Notes from the date of the Other Holders letter agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement) and (2) to enter into a lock-up agreement with the underwriters of this offering (covering all shares of common stock that each such Other Holder owns) for a period of 180 days following the date of this prospectus, subject to certain exceptions pursuant to the terms of the lock-up agreement, each such Other Holder will receive 0.125 shares of common stock for each share of common stock issued upon conversion of such Other Holder’s Convertible Notes. The Other Holders are under no obligation to convert their Convertible Notes but are not entitled to receive the additional shares of common stock except in the event of conversion of their Convertible Notes. Each Other Holders letter agreement will automatically terminate upon the earlier of (1) the date on which the Other Holder no longer holds Convertible Notes (although such Other Holder will continue to be bound by its lock-up agreement with the underwriters of this offering to the extent all or a portion of its Convertible Notes have been converted) or (2) December 26, 2012, if an underwriting agreement in connection with this offering has not been executed on or prior to such date.

Pursuant to the letter agreements:

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the Significant Holders have agreed to convert all of their approximately $1.903 billion aggregate principal amount of Convertible Notes into shares of common stock substantially concurrently with the closing of this offering and all of their shares will be subject to lock-up agreements for a period of 180 days following the date of this prospectus (subject to certain exceptions pursuant to the terms of the lock-up agreements), including all of the shares issued to them pursuant to the Significant Holders letter agreements; and

•

the Other Holders, which, as of September 4, 2012, held approximately $127 million aggregate principal amount of Convertible Notes, will be subject to lock-up agreements for a period of 180 days following the date of this prospectus (subject to certain exceptions pursuant to the terms of the lock-up agreements), which will cover any shares they receive upon conversion of their Convertible Notes and pursuant to the Other Holders letter agreements.

Assuming the conversion of all of the Convertible Notes into shares of common stock, approximately 97% of our outstanding shares of common stock (excluding the shares issued in this offering) will be subject to lock-up agreements for a period of 180 days following the date of this prospectus (subject to certain exceptions pursuant to the terms of the lock-up agreements). See “Shares Eligible For Future Sale.”

Concurrently with the closing of this offering, pursuant to the terms of the indenture governing the Convertible Notes, we intend to issue a redemption notice to holders of approximately $207 million aggregate principal amount of Convertible Notes, which include the Other Holders, to redeem on the 31st day following the date of such notice any remaining Convertible Notes that have not been surrendered to us for conversion prior to such date, at a redemption price equal to 90% of the principal amount thereof, plus accrued and unpaid interest. We are required to make an interest payment with respect to such Convertible Notes on October 15, 2012 which is prior to the anticipated redemption date for the Convertible Notes. As a result, we expect that the Other Holders who, as noted above, held approximately $127 million aggregate principal amount of Convertible Notes as of September 4, 2012, will receive the interest payment due on October 15, 2012 prior to converting their Convertible Notes, assuming they elect to so convert. Holders of the Convertible Notes other than the Significant Holders and the Other Holders, representing approximately $80 million aggregate principal amount of Convertible Notes, may elect to convert their respective Convertible Notes at any time prior to the redemption date for the Convertible Notes and such holders will receive the interest payment due on October 15, 2012, to the extent that they have not elected to convert their Convertible Notes prior to such date. However, such other holders will not be entitled to receive 0.125 shares for each share of common stock issued upon conversion of their respective Convertible Notes and will not be subject to any lock-up agreements. For every 100 shares of common stock issued upon the conversion of Convertible Notes by the Other Holders, an additional 12.5 shares of common stock will be issued pursuant to the Other Holders letter agreements. The Significant Holders will receive an aggregate of 73,006,178 shares of common stock upon conversion of their Convertible Notes and 9,125,776 shares of common stock pursuant to the Significant Holders letter agreements.

Principal Stockholders

Our principal stockholders are investment funds affiliated with or managed by Apollo Management VI, L.P. or one of its affiliates (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Founded in 1990, Apollo is one of the world’s largest alternative investment managers, with total assets under management of approximately $105 billion as of June 30, 2012, and a team of over 600 employees located in ten offices around the world. See “Principal Stockholders.”

Our headquarters are located at One Campus Drive, Parsippany, New Jersey 07054. We have entered into a lease for new corporate headquarters at 175 Park Avenue, Madison, New Jersey and expect to take occupancy of the new headquarters in early 2013. Our general telephone number is (973) 407-2000. We were incorporated on December 14, 2006 in the State of Delaware. We maintain an Internet website at http://www.realogy.com. Our website address is provided as an inactive textual reference. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

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As used in this prospectus, “this offering and related transactions” refers, collectively, to (i) the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes into 73,006,178 shares of common stock by the Significant Holders, including by Apollo and Paulson, (ii) the issuance of 9,125,776 shares of common stock to the Significant Holders and the cash payment of approximately $105 million pursuant to the letter agreements described above under “—Letter Agreements with Holders of Convertible Notes,” (iii) the offering of our common stock hereby and the use of net proceeds therefrom to repay certain outstanding indebtedness described herein, (iv) the reverse stock split that we effected prior to the date hereof whereby holders of our outstanding shares of common stock received 1 share for every 25 shares of common stock held by them and (v) the statutory conversions of Intermediate and Realogy into Delaware limited liability companies.

As used in this prospectus, “common stock” collectively refers to our shares of Class A common stock and Class B common stock outstanding prior to the completion of this offering and the shares of common stock to be issued on the closing date of this offering and thereafter. Unless otherwise indicated, all information in this prospectus assumes the conversion of all of the shares of Class B common stock into shares of Class A common stock on a one-for-one basis. Upon the effectiveness of our amended and restated certificate of incorporation following the completion of this offering, we will only have one class of common stock.

As used in this prospectus, the term “Existing Notes” refers, collectively, to the 10.50% Senior Notes due 2014 (the “10.50% Senior Notes”), the 11.00%/11.75% Senior Toggle Notes due 2014 (the “Senior Toggle Notes”) and the 12.375% Senior Subordinated Notes due 2015 (the “12.375% Senior Subordinated Notes”) issued on April 10, 2007. The term “Extended Maturity Notes” refers collectively to the 11.50% Senior Notes due 2017 (the “11.50% Senior Notes”), the 12.00% Senior Notes due 2017 (the “12.00% Senior Notes” and, together with the 11.50% Senior Notes, the “Senior Cash Notes”) and the 13.375% Senior Subordinated Notes due 2018 (the “13.375% Senior Subordinated Notes”) issued on January 5, 2011. The term “Senior Notes” refers collectively to the 10.50% Senior Notes, the Senior Toggle Notes, the 11.50% Senior Notes and the 12.00% Senior Notes. The term “Convertible Notes” refers collectively to the 11.00% Series A Convertible Notes due 2018, the 11.00% Series B Convertible Notes due 2018 and the 11.00% Series C Convertible Notes due 2018, issued on January 5, 2011. The term “Unsecured Notes” refers, collectively, to the Existing Notes, the Extended Maturity Notes and the Convertible Notes. The term “Senior Subordinated Notes” refers, collectively, to the 12.375% Senior Subordinated Notes and the 13.375% Senior Subordinated Notes. The term “Existing First and a Half Lien Notes” refers to the 7.875% Senior Secured Notes due 2019 issued on February 3, 2011. The term “New First and a Half Lien Notes” refers to the 9.000% Senior Secured Notes due 2020 issued on February 2, 2012. The term “First and a Half Lien Notes” refers, collectively, to the Existing First and a Half Lien Notes and the New First and a Half Lien Notes. The term “First Lien Notes” refers to the 7.625% Senior Secured First Lien Notes due 2020 issued on February 2, 2012.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial data and operating statistics. The consolidated statement of operations data and cash flow data for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The consolidated statement of operations data and cash flow data for the six months ended June 30, 2012 and 2011 and the consolidated balance sheet data as of June 30, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The condensed consolidated financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The summary historical consolidated financial data should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Information” and “Selected Historical Consolidated Financial Data” and our financial statements and notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

(In millions, except per share data)	Pro Forma As Adjusted (3)(4) For the Six Months Ended June 30,	As of and For the Six Months Ended June 30,		As of and For the Year Ended December 31,
	2012	2012	2011	2011	2010	2009
Statement of Operations Data:
Net revenue	$2,184	$2,184	$2,010	$4,093	$4,090	$3,932
Total expenses	2,249	2,410	2,270	4,526	4,084	4,266

Income (loss) before income taxes, equity in earnings and noncontrolling interests	(65)	(226)	(260)	(433)	6	(334)
Income tax expense (benefit)	15	15	2	32	133	(50)
Equity in earnings of unconsolidated entities	(25)	(25)	(4)	(26)	(30)	(24)

Net loss	(55)	(216)	(258)	(439)	(97)	(260)
Less: Net income attributable to noncontrolling interests	(1)	(1)	(1)	(2)	(2)	(2)

Net loss attributable to Holdings	$(56)	$(217)	$(259)	$(441)	$(99)	$(262)

Basic loss per share		$(27.07)	$(32.31)	$(55.01)	$(12.35)	$(32.71)
Diluted loss per share		(27.07)	(32.31)	(55.01)	(12.35)	(32.71)

Other Data:
Interest expense, net (1)	$181	$346	$340	$666	$604	$583
Depreciation and amortization		89	93	186	197	194
Loss (gain) on the early extinguishment of debt		6	36	36	—	(75)
Net cash (used in) provided by operating activities		(93)	(194)	(192)	(118)	341
Net cash used in investing activities		(30)	(24)	(49)	(70)	(47)
Net cash provided by (used in) financing activities		118	179	192	124	(479)
Adjusted EBITDA (2)		$274	$240	$571	$633	$619
Senior secured leverage ratio for the trailing twelve month period (2)		4.08x		4.44x	4.59x	4.66x

	As of June 30, 2012
	Actual	Pro Forma (3)	Pro Forma, As Adjusted (4)
Balance Sheet Data:
Cash and cash equivalents (5)	$138	$138	$49
Securitization assets (6)	393	393	393
Total assets	7,362	7,356	7,263
Securitization obligations	267	267	267
Long-term debt, including short-term portion	7,335	5,432	4,562
Equity (deficit) (7)	$(1,712)	$185	$1,040

(1)	Following the completion of this offering and related transactions, our annualized interest expense (assuming debt balances as of June 30, 2012) will decline by approximately $330 million (including the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012.
(2)	We define “EBITDA” as net income (loss) before depreciation and amortization, interest expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by investors, securities analysts and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

“Adjusted EBITDA” calculated for a twelve-month period corresponds to the definition of “EBITDA,” calculated on a “pro forma basis,” used in our senior secured credit facility to calculate the senior secured leverage ratio. Adjusted EBITDA includes adjustments to EBITDA for merger costs, restructuring costs, former parent legacy cost (benefit) items, net, gain (loss) on the early extinguishment of debt, pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma effect of acquisitions and new franchisees, in each case calculated as of the beginning of the twelve-month period. Adjusted EBITDA calculated for a quarterly period adjusts for the same items as for a twelve-month period, except that the pro forma effect of cost savings, business optimizations and acquisitions and new franchisees are calculated as of the beginning of the quarterly period instead of the twelve-month period. EBITDA and Adjusted EBITDA are supplemental measures of performance that are not required by, or presented in accordance with GAAP and may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to any GAAP measures and should be assessed alongside other performance measures, including operating income, net income and our other GAAP results. For further discussion of EBITDA and Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The unaudited financial data for the twelve months ended June 30, 2012 have been derived by adding the financial data for the fiscal year ended December 31, 2011 to the financial data for the six months ended June 30, 2012 and subtracting the financial data for the six months ended June 30, 2011. Set forth in the table below is (i) a reconciliation of net loss attributable to Realogy to Adjusted EBITDA for the six months ended June 30, 2012 and 2011 and (ii) a reconciliation of net loss attributable to Realogy to Adjusted EBITDA as calculated in accordance with the senior secured credit facility and presented in certificates delivered to the lenders under the senior secured credit facility for the twelve months ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009:

	For the Six Months Ended June 30,		For the Twelve Months Ended
	2012	2011	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Net loss attributable to Realogy	$(217)	$(259)	$(399)	$(441)	$(99)	$(262)
Income tax expense (benefit)	15	2	45	32	133	(50)

Income (loss) before income taxes	(202)	(257)	(354)	(409)	34	(312)
Interest expense (income), net	346	340	672	666	604	583
Depreciation and amortization	89	93	182	186	197	194

EBITDA	233	176	500	443	835	465
Merger costs, restructuring costs and former parent legacy costs (benefit), net (a)	2	(9)	8	(3)	(301)	37
Loss (gain) on the early extinguishment of debt	6	36	6	36	—	(75)
Pro forma cost savings for restructuring initiatives (b)	2	3	8	11	20	33
Pro forma effect of business optimization initiatives (c)	21	22	48	52	49	38
Non-cash charges (d)	(4)	(1)	—	4	(4)	34
Non-recurring fair value adjustments for purchase accounting (e)	2	2	4	4	4	5
Pro forma effect of acquisitions and new franchisees (f)	2	2	7	7	13	5
Apollo management fees (g)	8	8	15	15	15	15
Proceeds from WEX contingent asset (h)	—	—	—	—	—	55
Incremental securitization interest costs (i)	2	1	3	2	2	3
Expenses incurred in debt modification activities (j)	—	—	—	—	—	4

Adjusted EBITDA	$274	$240	$599	$571	$633	$619

Total senior secured net debt (k)			$2,445	$2,536	$2,905	$2,886

Senior secured leverage ratio			4.08x	4.44x	4.59x	4.66x

(a)	Consists of:

	For the Six Months Ended June 30,		For the Twelve Months Ended
	2012	2011	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Restructuring costs	$5	$5	$11	$11	$21	$70
Merger costs	—	—	1	1	1	1
Former parent legacy benefits	(3)	(14)	(4)	(15)	(323)	(34)

	$2	$(9)	$8	$(3)	$(301)	$37

(b)	Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the period. The adjustment shown represents the impact the savings would have had on the period from the first day of the period through the time they were put in place, had those actions been effected as of such date.

	For the Six Months Ended June 30,		For the Twelve Months Ended
	2012	2011	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Expected reduction in operating costs based on a three or twelve month run-rate	$4	$5	$18	$21	$34	$103
Estimated savings realized from the time they were put in place	2	2	10	10	14	70

	$2	$3	$8	$11	$20	$33

(c)	Represents the pro forma effect of business optimization initiatives that have been completed to reduce costs.

	For the Six Months Ended June 30,		For the Twelve Months Ended
	2012	2011	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Relocation Services integration costs and acquisition related non-cash adjustments	$1	$1	$3	$1	$12	$—
Initiatives to improve the Company Owned Real Estate Brokerage profit margin	1	—	—	—	—	3
Initiatives to improve the Relocation Services and Title and Settlement Service fees	—	—	—	—	—	2
Vendor renegotiations	—	—	5	6	6	—
Employee retention accruals	20	21	40	41	23	19
Other initiatives	(1)	—	—	4	8	14

	$21	$22	$48	$52	$49	$38

The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(d)	Represents the elimination of non-cash expenses, including:

	For the Six Months Ended June 30,		For the Twelve Months Ended
	2012	2011	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Stock-based compensation expense	$2	$4	$5	$7	$6	$7
Change in allowance for doubtful accounts and notes reserves	(7)	(6)	(11)	(7)	(8)	12
Write-down of a cost method investment	—	—	—	—	—	14
Unrealized net losses on foreign currency transactions and foreign currency forward contracts	1	1	—	—	—	1
Other items	—	—	6	4	(2)	—

	$(4)	$(1)	$—	$4	$(4)	$34

(e)	Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent.
(f)	Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed at the beginning of the period. Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimate and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts at the beginning of the period.
(g)	Represents the elimination of annual management fees payable to Apollo.
(h)	Wright Express Corporation (“WEX”) was divested by Cendant in February 2005 through an initial public offering. On June 26, 2009, we entered into a Tax Receivable Prepayment Agreement with WEX, pursuant to which WEX simultaneously paid us the sum of $51 million, less expenses of approximately $2 million, as prepayment in full of its remaining contingent obligations to us under Article III of the Tax Receivable Agreement dated February 22, 2005 among WEX, Cendant and Cartus. We also received an aggregate of $6 million of recurring tax receivable payments from WEX during 2009.
(i)	Reflects the incremental borrowing costs incurred as a result of the securitization facilities refinancing.
(j)	Represents the expenses incurred in connection with the Company’s unsuccessful debt modification activities in the third quarter of 2009.
(k)	Pursuant to the terms of our senior secured credit facility, total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets that is pari passu or junior in priority to the First and a Half Lien Notes, including our $650 million of second lien term loans under the incremental loan feature of the senior secured credit facility (the “Second Lien Loans”), our securitization obligations and the Unsecured Notes.
(3)	Pro forma gives effect to the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders substantially concurrently with the closing of this offering.
(4)	Pro forma as adjusted gives effect to (i) our sale of 40,000,000 shares of common stock in this offering at an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our expected use of the net proceeds of this offering as described under “Use of Proceeds” and (ii) the issuance of 9,125,776 shares of common stock to the Significant Holders pursuant to the Significant Holders letter agreements.
(5)

Readily available cash as of June 30, 2012 was $89 million. Readily available cash includes cash and cash equivalents less statutory cash required for our title business. Pro forma as adjusted cash and cash equivalents reflects (i) the payment of interest of approximately $59 million, representing the interest on indebtedness that will be repaid as described in “Use of Proceeds,” and (ii) the cash payment of approximately $105 million pursuant to the Significant Holders letter agreements as described in “Use of Proceeds.” The amount of such payment is equal to the interest that the Significant Holders would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date. The Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012. See footnote 2 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”
(6)	Represents the portion of relocation receivables and advances and other related assets that collateralize our securitization obligations.
(7)	See footnotes 10 and 11 to the table under the heading “Capitalization.”

Key Business Drivers

The following table represents key business drivers for the periods set forth below:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating Statistics:
Real Estate Franchise Services (1)
Closed homesale sides (2)	471,229	435,688	909,610	922,341	983,516
Average homesale price (3)	$205,967	$198,513	$198,268	$198,076	$190,406
Average homesale broker commission rate (4)	2.55%	2.55%	2.55%	2.54%	2.55%
Net effective royalty rate (5)	4.68%	4.85%	4.84%	5.00%	5.10%
Royalty per side (6)	$256	$255	$256	$262	$257
Company Owned Real Estate Brokerage Services (7)
Closed homesale sides (2)	138,041	124,261	254,522	255,287	273,817
Average homesale price (3)	$429,267	$432,618	$426,402	$435,500	$390,688
Average homesale broker commission rate (4)	2.50%	2.49%	2.50%	2.48%	2.51%
Gross commission income per side (8)	$11,497	$11,625	$11,461	$11,571	$10,519
Relocation Services
Initiations (9)	86,168	81,541	153,269	148,304	114,684
Referrals (10)	36,305	33,095	72,169	69,605	64,995
Title and Settlement Services
Purchase title and closing units (11)	50,538	45,190	93,245	94,290	104,689
Refinance title and closing units (12)	39,782	27,666	62,850	62,225	69,927
Average price per closing unit (13)	$1,350	$1,457	$1,409	$1,386	$1,317

(1)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment.
(2)	A closed home sale side represents either the “buy” side or the “sell” side of a homesale transaction.
(3)	Represents the average selling price of closed homesale transactions.
(4)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction.
(5)

Represents the average percentage of our franchisees’ commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees. Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and are included in each of the real estate brands’ franchise disclosure documents. Non-standard incentives are occasionally used by the sales force as consideration for new or renewing franchisees. Due to the limited number of franchisees that receive these non-standard incentives, we believe excluding such incentives from the net effective royalty rate provides a more meaningful average for typical franchisees. We anticipate that as the housing market recovers and our franchise revenues increase, the impact of these non-standard incentives on the net effective royalty rate will decrease accordingly. The inclusion of these non-standard incentives would reduce the net effective royalty rate by approximately 20 basis points for the year ended December 31, 2011.
(6)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(7)	Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(8)	Represents gross commission income divided by closed homesale sides. Gross commission income includes commissions earned in homesale transactions and certain other activities, primarily leasing and property management transactions.
(9)	Represents the total number of transferees served by the relocation services business. Revenue is recognized when services are performed. The amounts presented for the year ended December 31, 2010 include 26,087 initiations as a result of the acquisition of Primacy in January 2010.
(10)	Represents the number of completed referral transactions from which we earned revenue from real estate brokers. The amounts presented for the year ended December 31, 2010 include 4,997 referrals as a result of the acquisition of Primacy in January 2010.
(11)	Represents the number of title and closing units processed as a result of a home purchases.
(12)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(13)	Represents the average fee we earn on purchase title and refinancing title units.

THE OFFERING

Common stock offered by the Company hereby	40,000,000 shares.

Common stock to be outstanding after this offering	130,153,234 shares (136,153,234 shares if the underwriters exercise in full their option to purchase additional shares of common stock from us), assuming the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders into shares of common stock and the issuance of the shares of common stock pursuant to the Significant Holders letter agreements and assuming further the redemption of the Convertible Notes not held by the Significant Holders.

Listing	Our shares of common stock have been approved for listing on the NYSE under the ticker symbol “RLGY”.

Option to purchase additional shares	We have agreed to allow the underwriters to purchase up to 6,000,000 additional shares from us, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Use of proceeds	Assuming an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $946 million (or $1,089 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and offering expenses.

We currently intend to use the net proceeds received by us in this offering, along with readily available cash, (i) to prepay all of the outstanding $650 million principal amount of the Second Lien Loans, (ii) to repurchase or redeem approximately $64 million principal amount of outstanding 10.50% Senior Notes and $41 million principal amount of outstanding Senior Toggle Notes, (iii) to redeem approximately $207 million aggregate principal amount of Convertible Notes that are not held by the Significant Holders following the closing date of this offering at a redemption price equal to 90% of the principal amount thereof, or $186 million, (iv) to pay the $15 million cash portion of the Management Agreement Termination Fee (as defined below) which will be paid on January 15, 2013, (v) to pay the cash payment of approximately $105 million pursuant to the Significant Holders letter agreements (a portion of which will be attributable to accrued interest on the Convertible Notes), (vi) to pay prepayment premiums and fees in connection with the repayment of the foregoing indebtedness and (vii) to pay interest of approximately $59 million, representing interest payable from April 15, 2012 through the anticipated prepayment date of the indebtedness that will be repaid. To the extent that any Convertible Notes not owned by the Significant Holders are converted into common stock, the portion of the net proceeds of this offering that would have been used to pay the redemption price for such Convertible Notes would instead be applied to the repayment of our other indebtedness. See “Use of Proceeds,” “Description of Indebtedness” and footnote 8 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”

Dividends	We do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of our board of directors (the “Board of Directors”) and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Description of Capital Stock—Common Stock.”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 400,000 shares of the common stock being offered to our employees and directors. See “Underwriting (Conflicts of Interest).”

Conflicts of interest	Affiliates of Apollo Global Securities, LLC own more than 10% of our outstanding common stock. Because Apollo Global Securities, LLC is an underwriter for this offering, it is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(B). In addition, affiliates of Apollo Global Securities, LLC will be deemed to receive more than 5% of net offering proceeds and will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Since Apollo Global Securities, LLC is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Apollo Global Securities, LLC will not confirm sales to discretionary accounts without the prior written approval of the customer.

Except as otherwise indicated, all of the information in this prospectus assumes or reflects:

•	the effect of the 1-for-25 reverse stock split described below;

•	the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders into 73,006,178 shares of common stock;

•	the issuance of 9,125,776 shares of common stock pursuant to the Significant Holders letter agreements;

•	the redemption of approximately $207 million of Convertible Notes not held by the Significant Holders rather than the conversion of such Convertible Notes;

•	the conversion of all outstanding shares of Class B common stock into shares of Class A common stock on a one-for-one basis;

•	no exercise of the underwriters’ option to purchase up to 6,000,000 additional shares of common stock;

•	an initial public offering price of $25.00, which is the midpoint of the offering price range set forth on the cover page of this prospectus; and

•

our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under “Description of Capital Stock” will become operative.

Prior to the date hereof, we effected a reverse stock split whereby holders of our outstanding shares of common stock received 1 share of common stock for every 25 shares of common stock held by them, resulting in 8,021,280 shares of common stock outstanding immediately following the reverse stock split. As a result of the reverse stock split and pursuant to the terms of the indenture governing the Convertible Notes, the conversion rates applicable to each series of Convertible Notes were adjusted as follows:

•

the conversion rate for the Series A Convertible Notes and the Series B Convertible Notes was adjusted from 975.6098 shares of common stock per $1,000 principal amount of Series A Convertible Notes and Series B Convertible Notes to 39.0244 shares of common stock per $1,000 principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an adjusted conversion price of $25.625; and

•

the conversion rate for the Series C Convertible Notes was adjusted from 926.7841 shares of common stock per $1,000 principal amount of Series C Convertible Notes to 37.0714 shares of common stock per $1,000 principal amount of Series C Convertible Notes, which is equivalent to an adjusted conversion price of $26.975.

The Significant Holders have agreed to convert all of the Convertible Notes held by them into shares of common stock substantially concurrently with the closing of this offering. As of September 4, 2012, the Significant Holders held in the aggregate approximately $1.903 billion aggregate principal amount of Convertible Notes, which, once converted, will result in the issuance of an additional 82,131,954 shares of common stock promptly following the closing of this offering, including the shares of common stock issued pursuant to the Significant Holders letter agreements. See “—Letter Agreements with Holders of Convertible Notes.”

Following the conversion by Apollo of all of its Convertible Notes, all of the shares of Class B common stock outstanding immediately prior to such conversion will convert into shares of Class A common stock on a one-for-one basis. There will be no shares of Class B common stock outstanding following the completion of this offering. Upon the effectiveness of our amended and restated certificate of incorporation, we will only have one class of common stock.

On the closing date of this offering, pursuant to the terms of the indenture governing the Convertible Notes, we intend to issue a redemption notice to redeem on the 31st day following the date of such notice any remaining Convertible Notes that have not been surrendered to us for conversion prior to such date at a redemption price equal to 90% of the principal amount thereof, plus accrued and unpaid interest.

Prior to the completion of this offering and other related transactions, we intend to effect statutory conversions of Intermediate and Realogy into Delaware limited liability companies (the “Statutory Conversions”) in order to permit our Convertible Notes to be converted into shares of our common stock on a tax-free basis, and as a result facilitate such conversions. As a result of the Statutory Conversions, our ability to utilize certain of our NOLs for state tax purposes will be eliminated, which we do not expect to have a significant impact on us.

The number of shares of common stock to be outstanding after completion of this offering is based on shares of our common stock to be sold by us in this offering and, except where we state otherwise, the information with respect to our common stock we present in this prospectus, including as set forth above, and:

•

does not give effect to 2,686,600 shares of common stock reserved for future issuance under the Holdings 2007 Stock Incentive Plan (as amended, the “Stock Incentive Plan”), including, as of June 30, 2012, 109,883 shares of common stock issuable upon the exercise of currently exercisable options at a weighted average exercise price of $48.25 and 1,461,530 shares of common stock issuable upon the exercise of outstanding options which have not yet vested, at a weighted average exercise price of $23.50;

•

does not give effect to 6,800,000 shares of common stock reserved for future issuance under the 2012 Long-Term Incentive Plan (the “2012 LTIP”), which includes an aggregate of 290,000 shares of restricted stock and 1,653,000 shares issuable upon the exercise of options at an exercise price equal to the initial public offering price, in each case, to be awarded to our named executive officers and certain of our employees in connection with this offering, and options in an aggregate amount equal to approximately $1.2 million anticipated to be granted in October to certain of our executive officers related to the consideration such officers would have been entitled to under the Phantom Value Plan (as defined below) if Apollo continued to hold Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes; and

•	does not give effect to shares of common stock in an amount equal to $25 million that will be issued on January 15, 2013, representing the non-cash portion of the Management Agreement Termination Fee.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before making any investment decision. The risk factors generally have been separated into three groups: (1) risks related to our indebtedness; (2) risks related to our business; and (3) risks related to an investment in our common stock and this offering. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company and our common stock. Additional risks and uncertainties not presently known to us may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. As a result, the trading price of our common stock could decline and you may lose all or part of your investment. You should carefully consider the following risk factors and all other information contained in this prospectus before making any investment decision.

Risks Related to Our Indebtedness

Our significant indebtedness and interest obligations could prevent us from meeting our obligations under our debt instruments and could adversely affect our ability to fund our operations, react to changes in the economy or our industry, or incur additional borrowings under our existing facilities.

We are significantly encumbered by our debt obligations. As of June 30, 2012, our total debt, excluding our securitization obligations, was $7,335 million (without giving effect to outstanding letters of credit under our senior secured credit facility). In addition, as of June 30, 2012, our current liabilities included $267 million of securitization obligations which were collateralized by $393 million of securitization assets that are not available to pay our general obligations. While our outstanding indebtedness upon completion of this offering and related transactions will be reduced by approximately $2.8 billion, or 38% (assuming debt balances as of June 30, 2012), and our annualized interest expense will decline by approximately $330 million (which includes the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), we will remain highly leveraged.

Our indebtedness was principally incurred to finance our acquisition by Apollo in April 2007 and reflected our then current earnings and our expectations that the housing downturn would recover in the near term. Since the date of our acquisition, the industry and economy have experienced significant declines that have negatively impacted our operating results and we have had to incur additional debt to fund negative cash flows. Revenues for the year ended December 31, 2011 compared to the year ended December 31, 2007, on a pro forma combined basis, decreased by approximately 31%. There can be no assurance that we will be able to reduce the level of our indebtedness in the future.

Our substantial degree of leverage could have important consequences, including the following:

•

it causes a substantial portion of our cash flows from operations to be dedicated to the payment of interest and required amortization on our indebtedness and not be available for other purposes, including our operations, capital expenditures and future business opportunities or principal repayment. Our significant level of interest payments are challenging in periods when seasonal cash flows in the residential real estate market are at their lowest points;

•	it could cause us to be unable to maintain compliance with the senior secured leverage ratio covenant under our senior secured credit facility;

•

it could cause us to be unable to meet our debt service requirements under our senior secured credit facility or the indentures governing the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes or meet our other financial obligations;

•

it may limit our ability to incur additional borrowings under our existing facilities or securitizations, to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness;

•	it exposes us to the risk of increased interest rates because a portion of our borrowings, including borrowings under our senior secured credit facility, are at variable rates of interest;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	it may cause a further downgrade of our debt and long-term corporate ratings;

•	it may limit our ability to attract acquisition candidates or to complete future acquisitions;

•

it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, or may cause us to be unable to carry out capital spending that is important to our growth; and

•	it may limit our ability to attract and retain key personnel.

We may not be able to generate sufficient cash to service all of our indebtedness and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. Historically, we have needed to incur additional debt in order to fund negative cash flow. We cannot assure you that we will maintain a level of cash flows from operating activities and from drawings on our revolving credit facilities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or meet our operating expenses.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The senior secured credit facility and the indentures governing the 12.375% Senior Subordinated Notes, the Extended Maturity Notes, the First Lien Notes and the First and a Half Lien Notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or realize the related proceeds from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.

Following the completion of the offering, we will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness and extending maturities. There can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.

Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

An event of default under our senior secured credit facility or the indentures governing our other material indebtedness would adversely affect our operations and our ability to satisfy obligations under our indebtedness.

The senior secured credit facility contains restrictive covenants, including a requirement that we maintain a specified senior secured leverage ratio, which is defined as the ratio of our total senior secured debt (net of unrestricted cash and permitted investments) to trailing four quarter Adjusted EBITDA. Our senior secured leverage ratio may not exceed 4.75 to 1.0. Total senior secured debt, for purposes of this ratio, does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes (including indebtedness supported by letters of credit issued under our senior secured credit facility), including the Second Lien Loans, our securitization obligations or the Unsecured Notes. For the twelve months ended June 30, 2012, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.08 to 1.0. Based upon our financial forecast, we expect to remain in compliance with the senior secured leverage ratio covenant for at least the next 12 months. If a housing recovery is not sustained or is weak or if general macroeconomic or other factors do not continue to improve, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio covenant. In future periods, if we are unable to renew or refinance bank indebtedness secured by letters of credit issued under the senior secured credit facility (which are not included in the calculation of the senior secured leverage ratio) and the letters of credit are drawn upon, the reimbursement obligations related to those letters of credit issued under the senior secured credit facility will be included in the calculation of the senior secured leverage ratio. A failure to maintain compliance with the senior secured leverage ratio covenant, or a breach of any of the other restrictive covenants, would result in a default under the senior secured credit facility.

We have the right to cure an event of default of the senior secured leverage ratio in three of any four consecutive quarters through the issuance of additional equity for cash, which would be infused as capital into Realogy to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If we are unable to maintain compliance with the senior secured leverage ratio covenant and we fail to remedy or avoid a default through an equity cure permitted thereunder, there would be an “event of default” under the senior secured credit facility.

Other events of default include, without limitation, nonpayment of principal or interest, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control, and cross-events of default on material indebtedness as well as failure to obtain an unqualified audit opinion by 90 days after the end of any fiscal year. Upon the occurrence of any event of default under the senior secured credit facility, the lenders:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the Unsecured Notes, the First Lien Notes or the First and a Half Lien Notes,

any of which could result in an event of default under the indentures governing the First Lien Notes, the First and a Half Lien Notes and the Unsecured Notes or our Apple Ridge Funding LLC securitization program.

If we were unable to repay the amounts outstanding under our senior secured credit facility or meet our payment obligations with respect to the First Lien Notes and the First and a Half Lien Notes, the lenders and holders of such debt under our senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility and the First Lien Notes and the First and a Half Lien Notes. We have pledged a significant portion of our assets as collateral to secure such indebtedness. If the lenders under our senior secured credit facility or holders of the First Lien Notes and/or the First and a Half Lien Notes accelerate the repayment of borrowings, we may not have sufficient assets to repay the senior secured credit facility and our other indebtedness or borrow sufficient funds to refinance such indebtedness. In the future, we may need to seek new financing, or explore the possibility of amending the terms of our senior secured credit facility, and we may not be able to do so on commercially reasonable terms, or terms that are acceptable to us, if at all.

If an event of default is continuing under our senior secured credit facility, the indentures governing the Unsecured Notes, the First Lien Notes, the First and a Half Lien Notes or our other material indebtedness, such event could cause a termination of our ability to obtain future advances under, and amortization of, our Apple Ridge Funding LLC securitization program.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

At June 30, 2012, $2,036 million of our borrowings primarily under our senior secured credit facility and other bank indebtedness was at variable rates of interest thereby exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease. Although we have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our variable rate borrowings, such interest rate swaps do not eliminate interest rate volatility for all of our variable rate indebtedness at June 30, 2012.

Restrictive covenants under our indentures and the senior secured credit facility may limit the manner in which we operate.

Our senior secured credit facility and the indentures governing the Extended Maturity Notes, the 12.375% Senior Subordinated Notes, the First Lien Notes and the First and a Half Lien Notes contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and, with respect to the Senior Subordinated Notes, senior to such Senior Subordinated Notes;

•	pay dividends or make distributions to Realogy’s stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of Realogy’s subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s and its material subsidiaries’ assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•

prepay, redeem or repurchase the Unsecured Notes, the First Lien Notes, the First and a Half Lien Notes and debt that is junior in right of payment to loans under the senior secured credit facility, the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Risks Related to Our Business

The residential real estate market is cyclical and we are negatively impacted by downturns in this market and general economic conditions.

The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond our control. The U.S. residential real estate market has most recently shown signs of recovery after having been in a significant and prolonged downturn, which began in the second half of 2005. However, we cannot predict whether the recovery will continue or if and when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth. We had net losses of $216 million for the six months ended June 30, 2012 and $439 million for the year ended December 31, 2011, primarily due to our high interest expense obligations combined with the downturn in the residential real estate market. If the residential real estate market or the economy as a whole does not improve, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business.

Any of the following could halt or limit a recovery in the housing market and have a material adverse effect on our business by causing a lack of sustained growth or a decline in the number of homesales and/or prices which, in turn, could adversely affect our revenues and profitability:

•	continued high unemployment;

•	a period of slow economic growth or recessionary conditions;

•	weak credit markets;

•	a low level of consumer confidence in the economy and/or the residential real estate market;

•	instability of financial institutions;

•

legislative, tax or regulatory changes that would adversely impact the residential real estate market, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities (“GSEs”) that provide liquidity to the U.S. housing and mortgage markets;

•

increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Act or other legislation and regulations that may be promulgated thereunder relating to mortgage financing, including restrictions imposed on mortgage originators as well as retention levels required to be maintained by sponsors to securitize certain mortgages;

•	excessive or insufficient regional home inventory levels;

•	renewed high levels of foreclosure activity including but not limited to the release of homes already held for sale by financial institutions;

•	adverse changes in local or regional economic conditions;

•	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes;

•	a decrease in the affordability of homes;

•	our geographic and high-end market concentration relating in particular to our company-owned brokerage operations;

•

local, state and federal government laws or regulations that burden residential real estate transactions or ownership, including but not limited to changes in the tax laws, such as potential limits on, or elimination of, the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, real property taxes and employee relocation expense;

•	shifts in populations away from the markets that we or our franchisees serve;

•	decreasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership;

•	commission pressure from brokers who discount their commissions; and/or

•	acts of God, such as hurricanes, earthquakes and other natural disasters that disrupt local or regional real estate markets.

Seasonal fluctuations in the residential real estate brokerage and relocation businesses could adversely affect our business.

The residential real estate brokerage business is subject to seasonal fluctuations. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in October and April of each year. Accordingly, one of our significant interest payments falls in, or immediately following, the period of our lowest cash flow generation. Because of this asymmetry and the size of our cash interest obligations, if the housing market does not experience a sustained recovery, we may be required to seek additional sources of working capital for our future liquidity needs. There can be no assurance that we would be able to obtain additional financing on acceptable terms or at all.

A prolonged decline or lack of sustained growth in the number of homesales and/or prices would adversely affect our revenues and profitability.

Based upon data published by NAR, from 2005 to 2011, annual U.S. existing homesale units declined by 40% and the median homesale price declined by 24%. Our revenues for the year ended December 31, 2011 compared to the year ended December 31, 2007, on a pro forma combined basis, decreased approximately 31%. A further decline or lack of sustained growth in existing homesales, a continued decline in home prices or a decline in commission rates charged by brokers would further adversely affect our results of operations by reducing the royalties we receive from our franchisees and company owned brokerages, reducing the commissions our company owned brokerage operations earn, reducing the demand for our title and settlement services and reducing the referral fees earned by our relocation services business. For example, for 2011, a 100 basis point (or 1%) decline in either our homesale sides or the average selling price of closed homesale transactions, with all else being equal, would have decreased EBITDA by $11 million for our Real Estate Franchise Services and our Company Owned Real Estate Brokerage Services segments on a combined basis.

Our company owned brokerage operations are subject to geographic and high-end real estate market risks, which could continue to adversely affect our revenues and profitability.

Our subsidiary, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the U.S. Local and regional economic conditions in these locations could differ materially from prevailing conditions in other parts of the country. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions in the country. For the year ended December 31, 2011, NRT realized approximately 64% of its revenues from California (28%), the New York metropolitan area (25%) and Florida (11%). For the six months ended June 30, 2012, NRT realized approximately 64% of its revenues from California (29%), the New York metropolitan area (24%) and Florida (11%). A further downturn in residential real estate demand or economic conditions in these regions could result in a further decline in NRT’s total gross commission income and profitability and have a material adverse effect on us. In addition, given the significant geographic overlap of our title and settlement services business with our company owned brokerage offices, such regional declines affecting our company owned brokerage operations could have an adverse effect on our title and settlement services business as well. A further downturn in residential real estate demand or economic conditions in these states could continue to result in a decline in our overall revenues and have a material adverse effect on us.

NRT has a significant concentration of transactions at the higher end of the U.S. real estate market. A shift in NRT’s mix of property transactions from the high range to lower and middle range homes would adversely affect the average price of NRT’s closed homesales.

Loss or attrition among our senior management or other key employees could adversely affect our financial performance.

Our success is largely dependent on the efforts and abilities of our senior management and other key employees. Our ability to retain our employees is generally subject to numerous factors, including the compensation and benefits we pay, the mix between the fixed and variable compensation we pay our employees and prevailing compensation rates. Given the lengthy and prolonged downturn in the real estate market and the cost-cutting measures we implemented during the downturn, certain of our employees have received, and may in the near term continue to receive, less incentive compensation. As such, we may suffer significant attrition among our current key employees. If we were to lose key employees and not promptly fill their positions with comparably qualified individuals, our business may be materially adversely affected.

Tightened mortgage underwriting standards could continue to reduce homebuyers’ ability to access the credit market on reasonable terms.

During the past several years, many lenders have significantly tightened their underwriting standards, and many subprime and other alternative mortgage products are no longer being made available in the marketplace. If these trends continue and mortgage loans continue to be difficult to obtain, including in the jumbo mortgage markets important to our higher value and luxury brands, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our operating results.

Adverse developments in general business, economic and political conditions could have a material adverse effect on our financial condition and our results of operations.

Our business and operations and those of our franchisees are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general condition of the U.S. and the world economy.

The residential real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic environment. Lack of available credit or lack of confidence in the financial sector could materially and adversely affect our business, financial condition and results of operations. For example, negative macroeconomic conditions could exacerbate the fragility of financial institutions, heightening our exposure to counterparty risk under certain of our agreements which require counterparties to maintain, among other things, certain credit quality levels.

A host of factors beyond our control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions could have a material adverse effect on our financial condition and our results of operations.

Potential reform of Freddie Mac and Fannie Mae or a reduction in U.S. government support for the housing market could have a material impact on our operations.

In September 2008, the U.S. government placed Fannie Mae and Freddie Mac in conservatorship and has provided funding of billions of dollars to these entities in the form of preferred stock investments to backstop shortfalls in their capital requirements. Congress also has held hearings on the future of Freddie Mac and Fannie

Mae and other government sponsored entities with a view towards further legislative reform. On February 11, 2011, the Obama Administration issued a report to the U.S. Congress outlining proposals to reform the U.S. housing finance market, including, among other things, reform designed to reduce government support for housing finance and the winding down of Freddie Mac and Fannie Mae over a period of years. Numerous pieces of legislation seeking various types of reform for the GSEs have been introduced in Congress. In August 2012, the U.S. Treasury announced modifications to its preferred stock investments in these entities that are aimed at winding these entities down through an orderly process. The modifications include an accelerated reduction of Fannie Mae and Freddie Mac’s investment portfolios, requiring these portfolios to be wound down at the annual rate of 15%, an increase from the 10% annual reduction in the prior agreements. The impact of that change is to reduce the investment portfolio of those entities to $250 billion four years ahead of the prior schedule. The modifications also include the U.S. government’s sweep of all quarterly profits generated by Fannie Mae and Freddie Mac to pay the quarterly cash dividends on the U.S. government’s preferred stock investments, thereby eliminating the prior practice of issuing additional preferred stock to the U.S. government (and thereby increasing its investment) to fund the quarterly cash dividend payments. Legislation, if enacted, or further regulation which curtails Freddie Mac and/or Fannie Mae’s activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders or cause other disruptions in the mortgage industry, any of which could have a materially adverse affect on the housing market in general and our operations in particular. Given the current uncertainty with respect to the extent, if any, of such reform, it is difficult to predict either the long-term or short-term impact of government action that may be taken.

At present, the U.S. government also is attempting, through various avenues, to increase loan modifications for home owners with negative equity. There can be no assurance that these measures or any other governmental action will support a sustained recovery in the housing market.

The Dodd-Frank Act and other financial reform legislation may, among other things, result in new rules and regulations that may adversely affect the housing industry.

On July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of regulating the financial services industry. The Dodd-Frank Act establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. These standards and practices include limitations, which are scheduled to become effective in 2013, on the amount that a mortgage originator may receive with respect to a “qualified mortgage,” including fees received by affiliates of the mortgage originator. Based upon the current legislation and the definition of a qualified mortgage, such limitation could adversely affect the fees received by TRG, as provider of title and settlement services, in transactions originated by our joint venture, PHH Home Loans, LLC (“PHH Home Loans”). While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation as well as other legislation that may be enacted to reform the U.S. housing finance market could materially and adversely affect the mortgage and housing industries, result in heightened federal regulation and oversight of the mortgage and housing industries, increase down payment requirements, increase mortgage costs, curtail affiliated business transactions and result in increased costs and potential litigation for housing market participants.

Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae and Freddie Mac and other GSEs and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Substantial reduction in, or the elimination of, GSE demand for mortgage loans could have a material adverse effect on the mortgage industry and the housing industry in general and these provisions may reduce the availability of mortgages to certain individuals.

Monetary policies of the federal government and its agencies may have a material impact on our operations.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the U.S. The Federal Reserve Board’s policies affect the real estate market through their effect on interest rates as well as the pricing on our interest-earning assets and the cost of our interest-bearing liabilities.

We are affected by any rising interest rate environment. Changes in the Federal Reserve Board’s policies, the interest rate environment and mortgage market are beyond our control, are difficult to predict and could have a material adverse effect on our business, results of operations and financial condition. Additionally, the possibility of the elimination of the mortgage interest deduction could have an adverse effect on the housing market by reducing incentives for buying or refinancing homes and negatively affecting property values.

Competition in the residential real estate and relocation business is intense and may adversely affect our financial performance.

We generally face intense competition in the residential real estate services business. As a real estate brokerage franchisor, our products are our brand names and the support services we provide to our franchisees. Upon the expiration of a franchise agreement, a franchisee may choose to franchise with one of our competitors or operate as an independent broker. Competitors may offer franchisees whose franchise agreements are expiring similar products and services at rates that are lower than we charge. Our largest national competitors in this industry include Brookfield Residential Property Services, an affiliate of Brookfield Asset Management, Inc. (“Brookfield”), which in December 2011 acquired Prudential Real Estate and Relocation Services and also operates the brands, Real Living in the U.S. and Royal LePage in Canada; RE/MAX International, Inc.; and Keller Williams Realty, Inc. Some of these companies may have greater financial resources than we do, including greater marketing and technology budgets, and may be less leveraged. Regional and local franchisors provide additional competitive pressure in certain areas. To remain competitive in the sale of franchises and to retain our existing franchisees, we may have to reduce the fees we charge our franchisees to be competitive with those charged by competitors, which may accelerate if market conditions deteriorate. In addition, we face the risk that at the time of contract renewal, our franchisees will decide not to renew their agreements with us, or that unaffiliated brokers will decide to remain independent because they believe they can compete effectively in the market without the need to license a brand of a franchisor and receive services offered by a franchisor.

Our company owned brokerage business, like that of our franchisees, is generally in intense competition. We compete with other national independent real estate organizations, including Home Services of America, franchisees of our brands and of other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations, discount brokerages, and smaller niche companies competing in local areas. Competition is particularly severe in the densely populated metropolitan areas in which we operate. In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage or brokers who discount their commissions. Discount brokers have had varying degrees of success and, while they were negatively impacted by the prolonged downturn in the residential housing market, they may adjust their model and increase their market presence in the future. Listing aggregators and other web-based real estate service providers may also begin to compete for part of the service revenue through referral or other fees. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, utilization of technology, personal contacts and brokerage commission. As with our real estate franchise business, a decrease in the average brokerage commission rate may adversely affect our revenues. We also compete for the services of qualified licensed independent sales associates. Some of the firms competing for sales associates use a different model of compensating agents, in which agents are compensated for the revenue generated by other agents that they recruit to those firms. This business model may be appealing to certain agents and hinder our ability to attract and retain those agents. The ability of our company owned brokerage offices to retain independent sales associates is generally subject to numerous factors, including the sales commissions they receive and their perception of brand value. Given our substantial debt and negative perceptions in the media relating to our financial condition, our company owned brokerage offices may not be successful in attracting or maintaining independent sales associates. In addition, competition for sales associates could reduce the commission amounts retained by our company after giving effect to the split with independent sales associates and possibly increase the amounts that we spend on marketing. Our average homesale commission rate per side in our Company Owned Real Estate Services segment has declined from 2.62% in 2002 to 2.50% for the six months ended June 30, 2012.

In our relocation services business, we compete primarily with global and regional outsourced relocation service providers. The larger outsourced relocation service providers that we compete with include: Brookfield Global Relocation Services, an affiliate of Brookfield (including the recently acquired operations of Prudential Real Estate and Relocation Services), SIRVA, Inc., and Weichert Relocation Resources, Inc. As the relocation business becomes more global in nature with greater emphasis on relocation of employees throughout the world, we will face greater competition from firms that provide services on a global basis.

The title and settlement services business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. The title and settlement services business competes with a large, fragmented group of smaller underwriters and agencies as well as national competitors.

Several of our businesses are highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

Several of our businesses are highly regulated. The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements.

Our real estate brokerage business must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we do business. These laws and regulations contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising and consumer disclosures. Under state law, our real estate brokers have certain duties to supervise and are responsible for the conduct of their brokerage business.

Several of the litigation matters we are involved with allege claims based upon breaches of fiduciary duties by our licensed brokers, violations of state laws relating to business practices or consumer disclosures, claims alleging that we improperly terminated franchises, and with respect to compliance with wage and hour regulations. We cannot predict with certainty the cost of defense or the ultimate outcome of these or other litigation matters filed by or against us, including remedies or awards, and adverse results in any such litigation, including treble damages, may harm our business and financial condition.

Our company owned real estate brokerage business, our relocation business, our mortgage origination joint venture, our title and settlement service business and the businesses of our franchisees (excluding commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act (“RESPA”). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees and our company owned brokerage business. RESPA and similar state laws also require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services. Pursuant to the Dodd-Frank Act, administration of RESPA has been moved from the Department of Housing and Urban Development (“HUD”) to the new Consumer Financial Protection Bureau (the “CFPB”) and it is possible that the practice of HUD taking very expansive readings of RESPA will continue or accelerate at the CFPB creating increased regulatory risk.

Our title insurance business also is subject to regulation by insurance and other regulatory authorities in each state in which we provide title insurance. State regulations may impede or impose burdensome conditions on our ability to take actions that we may want to take to enhance our operating results.

There is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive. There is also a risk that a change in current laws could adversely affect our business. For example, the “Bush tax cuts,” which have reduced ordinary income and capital gains rates on federal taxes, have been extended until the end of 2012, after which these tax cuts are due to expire. There can be no assurance that these tax cuts will be extended or if extended, the extension may apply only to a portion of the tax cuts and/or the extension could be limited in duration. Other potential federal tax legislation includes the elimination or narrowing of mortgage tax deductions. Higher federal income tax rates or further limits on mortgage tax deductions could negatively impact the purchase and sale of residential homes. In addition, any adverse changes in regulatory interpretations, rules and laws that would place additional limitations or restrictions on affiliated transactions could have the effect of limiting or restricting collaboration among our business units. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

Regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our financial condition or our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could limit our ability to renew current franchisees or sign new franchisees or otherwise have a material adverse effect on our operations.

We are also, to a lesser extent, subject to various other rules and regulations such as:

•	the Gramm-Leach-Bliley Act which governs the disclosure and safeguarding of consumer financial information;

•	various state and federal privacy laws protecting consumer data;

•	the USA PATRIOT Act;

•	restrictions on transactions with persons on the Specially Designated Nationals and Blocked Persons list promulgated by the Office of Foreign Assets Control of the Department of the Treasury;

•	federal and state “Do Not Call,” “Do Not Fax,” and “Do Not E-Mail” laws;

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“controlled business” statutes, which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate providers, on the other hand, or similar laws or regulations that would limit or restrict transactions among affiliates in a manner that would limit or restrict collaboration among our businesses;

•	the Affiliated Marketing Rule, which prohibits or restricts the sharing of certain consumer credit information among affiliated companies without notice and/or consent of the consumer;

•	the Fair Housing Act;

•	laws and regulations, including the Foreign Corrupt Practices Act and U.K. Bribery Act, that impose sanctions on improper payments;

•	laws and regulations in jurisdictions outside the United States in which we do business;

•	state and federal employment laws and regulations, including any changes that would require classification of independent contractors to employee status, and wage and hour regulations;

•	increases in state, local or federal taxes that could diminish profitability or liquidity; and

•	consumer fraud statutes that are broadly written.

Our failure to comply with any of the foregoing laws and regulations may subject us to fines, penalties, injunctions and/ or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on results of operations.

Generally accepted accounting principles in the United States and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as stock-based compensation, asset impairments, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results.

We may not have the ability to complete future acquisitions.

We have pursued an active acquisition strategy as a means of strengthening our businesses and have sought to integrate acquisitions into our operations to achieve economies of scale. Our company owned brokerage business has completed over 350 acquisitions since its formation in 1997 and, in 2004, we acquired the Sotheby’s International Realty® residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby’s International Realty® trademarks which are used in the Sotheby’s International Realty® franchise system. In January 2006, we acquired our title insurance underwriter and certain title agencies. In addition, in 2010, we expanded the Cartus global footprint through the acquisition of Primacy. As a result of these and other acquisitions, we have derived a substantial portion of our growth in revenues and net income from acquired businesses. The success of our future acquisition strategy will continue to depend upon our ability to fund such acquisitions given our total outstanding indebtedness, find suitable acquisition candidates on favorable terms and to finance and complete these transactions.

We may not realize anticipated benefits from future acquisitions.

Integrating acquired companies involves complex operational and personnel-related challenges. Future acquisitions may present similar challenges and difficulties, including:

•	the possible defection of a significant number of employees and independent sales associates;

•	increased amortization of intangibles;

•	the disruption of our respective ongoing businesses;

•	possible inconsistencies in standards, controls, procedures and policies;

•	the failure to maintain important business relationships and contracts;

•	unanticipated costs of terminating or relocating facilities and operations;

•	unanticipated expenses related to integration; and

•	potential unknown liabilities associated with acquired businesses.

A prolonged diversion of management’s attention and any delays or difficulties encountered in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

We may be unable to maintain anticipated cost savings and other benefits from our restructuring activities.

We have achieved cost savings from various restructuring initiatives targeted at reducing costs and enhancing organizational effectiveness while consolidating existing processes and facilities and will continue to identify additional cost savings. We may not be able to achieve or maintain the anticipated cost savings and other benefits from these restructuring initiatives that are described elsewhere in this prospectus. If our cost savings or the benefits are less than our estimates or take longer to implement than we project, the savings or other benefits we projected may not be fully realized.

Our financial results are affected by the operating results of franchisees.

Our real estate franchise services segment receives revenue in the form of royalties, which are based on a percentage of gross commission income earned by our franchisees. Accordingly, the financial results of our real estate franchise services segment are dependent upon the operational and financial success of our franchisees. If industry trends or economic conditions are not sustained or do not continue to improve, our franchisees’ financial results may worsen and our royalty revenues may decline. Gross closed commission income of our new franchisees may never materialize and accordingly we may not receive any material royalty revenues from new franchisees. In addition, we may have to increase our bad debt and note reserves. We may also have to terminate franchisees more frequently due to non-reporting and non-payment. Further, if franchisees fail to renew their franchise agreements, or if we decide to restructure franchise agreements in order to induce franchisees to renew these agreements, then our royalty revenues may decrease, and profitability from new franchisees may be lower than in the past due to reduced royalty rates, non-standard incentives and higher expenses from licensing fees.

The success of our franchisees is largely dependent on the efforts and abilities of the independent sales associates, which is subject to numerous factors, including the sales commissions they receive and their perception of brand value. Given our substantial debt and negative perceptions in the media relating to our financial condition, our independent franchisees may not be successful in attracting or maintaining independent sales associates. If our franchisees fail to attract and retain independent sales associates, our business may be materially adversely affected.

Our franchisees and independent sales associates could take actions that could harm our business.

Our franchisees are independent business operators and the sales associates that work with our company owned brokerage operations are independent contractors, and, as such, neither are our employees, and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with industry standards, or may not hire and train qualified independent sales associates or employees. If our franchisees and independent sales associates were to provide diminished quality of service to customers, our image and reputation may suffer materially and adversely affect our results of operations. Improper actions by our franchisees may also lead to direct claims against us based on theories of vicarious liability and negligence.

Additionally, franchisees and independent sales associates may engage or be accused of engaging in unlawful or tortious acts such as, for example, violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our and our brands’ image, reputation and goodwill.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Clients of our relocation business may terminate their contracts and clients of our lender channel business may terminate their relationships with us at any time.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred up to the time of termination. In addition, TRG’s lender channel business is highly dependent on our relationships with institutional clients who have not historically entered into contracts with us. If a significant number of our relocation clients terminate their contracts with us or if our relationships with the institutional clients in TRG’s lender channel business deteriorate, our results of operations would be materially adversely affected.

Our marketing arrangement with PHH Home Loans may limit our ability to work with other key lenders to grow our business.

Under our Strategic Relationship Agreement relating to PHH Home Loans, we are required to recommend PHH Home Loans as originator of mortgage loans to the independent sales associates, customers and employees of our company owned and operated brokerage offices. This provision may limit our ability to enter into beneficial business relationships with other lenders and mortgage brokers.

We do not control the joint venture PHH Home Loans and PHH as the managing partner of that venture may make decisions that are contrary to our best interests.

Under our Operating Agreement with PHH relating to PHH Home Loans, we own a 49.9% equity interest but do not have control of the operations of the joint venture. Rather, our joint venture partner, PHH, is the managing partner of the venture and may make decisions with respect to the operation of the venture, which may be contrary to our best interests and may adversely affect our results of operations. In addition, our joint venture may be materially adversely impacted by changes affecting the mortgage industry, including but not limited to regulatory changes, increases in mortgage interest rates and decreases in operating margins.

In the event of a termination of our joint venture PHH Home Loans, our earnings derived from the business that had been conducted by the joint venture and the related marketing fees that our franchise segment earns from PHH could be materially adversely affected.

Either party has the right to terminate the joint venture upon the occurrence of certain events, such as a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Operating Agreement, Strategic Relationship Agreement or certain other related agreements that is not cured following any applicable notice or cure period, or the insolvency of the other party. In addition, we may terminate the joint venture at our election at any time after January 31, 2015 by providing two years’ prior notice to PHH, and PHH may terminate the venture at its election effective January 31, 2030 by notice delivered no earlier than three years, but not later than two years, before such date. Upon any termination of the joint venture by us, we may require that PHH purchases our interest or sells its interest to a buyer designated by us. Upon any termination of the joint venture by PHH, PHH will be entitled to purchase our interest. In each case, the purchase price would be the fair market value of the interest sold.

If the joint venture is terminated, we may not be able to replace PHH with a new joint venture partner on terms comparable to us as those contained in the existing agreements governing the joint venture and, even if successful in finding a replacement partner, may incur expenses or loss of mortgage related earnings during any such transition. We may also decide not to continue to engage in the loan origination business conducted by the joint venture. In the event of a termination of the joint venture, our earnings derived from the business that had been conducted by the joint venture and the related marketing fees that we earned from PHH could be materially adversely affected.

We may experience significant claims relating to our operations and losses resulting from fraud, defalcation or misconduct.

We issue title insurance policies which provide coverage for real property to mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, our insurance risk is typically limited to the first $5,000 of claims on any one policy, though our insurance risk is not limited if we are negligent. The title underwriter which we acquired in January 2006 typically underwrites title insurance policies of up to $1.5 million. For policies in excess of $1.5 million, we typically obtain a reinsurance policy from a national underwriter to reinsure the excess amount. To date, our title underwriter has experienced claims losses that are significantly below the industry average; however, our claims experience could increase in the future, which could negatively impact the profitability of that business. We may also be subject to legal claims or additional claims losses arising from the handling of escrow transactions and closings by our owned titled agencies or our underwriter’s independent title agents. Our subsidiary, NRT, carries errors and omissions insurance for errors made during the real estate settlement process of $15 million in the aggregate, subject to a deductible of $1 million per occurrence. In addition, we carry an additional errors and omissions insurance policy for Realogy and its subsidiaries for errors made for real estate related services up to $35 million in the aggregate, subject to a deductible of $2.5 million per occurrence. This policy also provides excess coverage to NRT creating an aggregate limit of $50 million, subject to the NRT deductible of $1 million per occurrence. The occurrence of a significant claim in excess of our insurance coverage in any given period could have a material adverse effect on our financial condition and results of operations during the period. In addition, insurance carriers may dispute coverage for various reasons and there can be no assurance that all claims will be covered by insurance.

Fraud, defalcation and misconduct by employees are also risks inherent in our business. We carry insurance covering the loss or theft of funds by employees of up to $30 million annually in the aggregate, subject to a deductible of $1 million per occurrence. We may also from time to time be subject to liability claims based upon the fraud or misconduct of our franchisees. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be materially adversely affected.

In addition, we rely on the collection and use of personally identifiable information from customers to conduct our business. We disclose our information collection and dissemination practices in a published privacy statement on our websites, which we may modify from time to time. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law. In the event we or the vendors with which we contract to provide services on behalf of our customers were to suffer a breach of personally identifiable information, our customers, such as our Cartus corporate or affinity clients, could terminate their business with us. Further, we may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to company policies and practices and such actions jeopardize any personally identifiable information. In addition, concern among potential home buyers or sellers about our privacy practices could keep them from using our services or require us to incur significant expense to alter our business practices or educate them about how we use personally identifiable information.

We could be subject to significant losses if banks do not honor our escrow and trust deposits.

Our company owned brokerage business and our title and settlement services business act as escrow agents for numerous customers. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks and while these deposits are not assets of the Company (and therefore excluded from our consolidated balance sheet), we remain contingently liable for the disposition of these deposits. The banks may hold a significant amount of these deposits in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor any portion of our deposits, customers could seek to hold us responsible for such amounts and, if the customers prevailed in their claims, we could be subject to significant losses. These escrow and trust deposits totaled $481 million at June 30, 2012.

Title insurance regulations limit the ability of our insurance underwriter to pay cash dividends to us.

Our title insurance underwriter is subject to regulations that limit its ability to pay dividends or make loans or advances to us, principally to protect policy holders. Generally, these regulations limit the total amount of dividends and distributions to a certain percentage of the insurance subsidiary’s surplus, or 100% of statutory operating income for the previous calendar year. These restrictions could limit our ability to receive dividends from our insurance underwriter, make acquisitions or otherwise grow our business.

We may be unable to continue to securitize certain of our relocation assets, which may adversely impact our liquidity or limit the scope of our relocation business.

At June 30, 2012, $267 million of securitization obligations were outstanding through special purpose entities monetizing certain assets of our relocation services business under two lending facilities. We have provided a performance guaranty which guarantees the obligations of our Cartus subsidiary and its subsidiaries, as originator and servicer under the Apple Ridge securitization program. The securitization markets have experienced significant disruptions which may have the effect of increasing our cost of funding or reducing our access to these markets in the future. If we are unable to continue to securitize these assets, we may be required to find additional sources of funding which may be on less favorable terms or may not be available at all. In such an event, without alternative sources of liquidity, our relocation segment’s operations could be significantly curtailed.

The occurrence of any trigger events under our Apple Ridge securitization facility could cause us to lose funding under that facility and therefore restrict our ability to fund the operation of our U.S. relocation business.

The Apple Ridge securitization facility, which we use to advance funds on behalf of certain clients of our relocation business in order to facilitate the relocation of their employees, contains terms which if triggered may result in a termination or limitation of new or existing funding under the facility and/or may result in a requirement that all collections on the assets be used to pay down the amounts outstanding under such facility. The triggering events include but are not limited to: those tied to the age and quality of the underlying assets; a change of control; a breach of our senior secured leverage ratio covenant under our senior secured credit facility if uncured; and the acceleration of indebtedness under our senior secured credit facility, unsecured or secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.

We are highly dependent on the availability of the asset-backed securities market to finance the operations of our relocation business, and disruptions in this market or any adverse change or delay in our ability to access the market could have a material adverse effect on our financial position, liquidity or results of operations.

Our Apple Ridge securitization facility, as amended in December 2011, matures in December 2013. We could encounter difficulties in renewing this facility and if this source of funding is not available to us for any reason, we could be required to borrow under the revolving credit facility or incur other indebtedness to finance our working capital needs, and there can be no assurance in this regard, or we could require our clients to fund the home purchases themselves, which could have a material adverse effect on our ability to achieve our business and financial objectives.

Our international operations are subject to risks not generally experienced by our U.S. operations.

Our relocation services business operates worldwide, and to a lesser extent, our real estate franchise services segment has international franchisees and master franchisees. For each of the year ended December 31, 2011 and the six months ended June 30, 2012, revenues from these operations represented approximately 3% of our total revenues. Our international operations are subject to risks not generally experienced by our U.S. operations. The risks involved in our international operations and relationships that could result in losses against which we are not insured and therefore affect our profitability include:

•	fluctuations in foreign currency exchange rates;

•	exposure to local economic conditions and local laws and regulations, including those relating to our employees;

•	economic and/or credit conditions abroad;

•	potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the U.S.;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	difficulties in registering, protecting or preserving trade names and trademarks in foreign countries;

•	restrictions on the ability to obtain or retain licenses required for operation;

•	foreign exchange restrictions;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	changes in foreign taxation structures; and

•	compliance with the Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act or similar laws of other countries.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

We cannot predict with certainty the cost of defense, the cost of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, negligence and fiduciary duty claims arising from franchising arrangements or company owned brokerage operations, actions against our title company alleging it knew or should have known others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and independent sales associates, antitrust claims, general fraud claims and employment law claims, including claims challenging the classification of our sales associates as independent contractors, and claims alleging violations of RESPA or state consumer fraud statutes. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third party patents or other third party intellectual property rights. In addition, we may be required to enter into licensing agreements (if available on acceptable terms or at all) and pay royalties.

We are also party to an action pending in the United States District Court for the Central District of California, arising from the relationship of two of our subsidiaries with a former Coldwell Banker Commercial franchisee, whose 40.5% shareholder allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities that were improperly sold. On July 19, 2012 we entered into a definitive settlement agreement and on September 17, 2012, the settlement was preliminarily approved by the court, subject to final court approval. There can be no assurance that the court will grant such final approval. See “Business—Legal Proceedings.”

We are reliant upon information technology to operate our business and maintain our competitiveness, and any disruption or reduction in our information technology capabilities could harm our business.

Our business depends upon the use of sophisticated information technologies and systems, including technology and systems utilized for communications, records of transactions, procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third party vendors on commercially reasonable terms. We also cannot assure you that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

In addition, our information technologies and systems and those of our suppliers are vulnerable to breach, damage or interruption from various causes, including: (1) natural disasters, war and acts of terrorism, (2) power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (3) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. We maintain certain disaster recovery capabilities for critical functions in most of our businesses, including certain disaster recovery services from International Business Machines Corporation. We also have certain protections designed to protect against breaches. However, these capabilities may not successfully prevent a disruption to or material adverse effect on our businesses or operations in the event of a disaster, theft of data or other business interruption. Any extended interruption in our technologies or systems or significant breach could significantly curtail our ability to conduct our business and generate revenue. Additionally, our business interruption insurance may be insufficient to compensate us for losses that may occur.

We do not own two of our brands and must manage cooperative relationships with both owners.

The Sotheby’s International Realty® and Better Homes and Gardens® Real Estate brands are owned by the companies that founded these brands. We are the exclusive party licensed to run brokerage services in residential real estate under those brands, whether through our franchisees or our company owned operations. Our future operations and performance with respect to these brands requires the continued cooperation from the owners of those brands and successful protection of those brands. In particular, Sotheby’s has the right to approve the master franchisors of, and the material terms of our master franchise agreements governing our relationships with, our Sotheby’s franchisees located outside the U.S., which approval cannot be unreasonably withheld or delayed. If Sotheby’s unreasonably withholds or delays its approval for new international master franchisors, our relationship with them could be disrupted. Any significant disruption of the relationships with the owners of these brands could impede our franchising of those brands and have a material adverse effect on our operations and performance.

The weakening or unavailability of our intellectual property rights could adversely impact our business.

Our trademarks, trade names, domain names, trade dress and other intellectual property rights are fundamental to our brands and our franchising business. The steps we take to obtain, maintain and protect our intellectual property rights may not be adequate and, in particular, we may not own all necessary registrations for our intellectual property. Applications we have filed to register our intellectual property may not be approved by the appropriate regulatory authorities. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. We may be unable to prevent third parties from using our intellectual property rights without our authorization or independently developing technology that is similar to ours. Also third parties may own rights in similar trademarks. Any unauthorized use of our intellectual property by third parties could reduce any competitive advantage we have developed or otherwise harm our business and brands. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail. Our intellectual property rights, including our trademarks, may fail to provide us with significant competitive advantages in the U.S. and in foreign jurisdictions that do not have or do not enforce strong intellectual property rights.

We cannot be certain that our intellectual property does not and will not infringe issued intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation. Depending on the success of these proceedings, we may be required to enter into licensing or consent agreements (if available on acceptable terms or at all), or to pay damages or cease using certain service marks or trademarks.

We franchise our brands to franchisees. While we try to ensure that the quality of our brands is maintained by all of our franchisees, we cannot assure that these franchisees will not take actions that hurt the value of our intellectual property or our reputation.

Our license agreement with Sotheby’s for the use of the Sotheby’s International Realty® brand is terminable by Sotheby’s prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, (3) a court issues a non-appealable, final judgment that we have committed certain breaches of the license agreement and we fail to cure such breaches within 60 days of the issuance of such judgment, or (4) we discontinue the use of all of the trademarks licensed under the license agreement for a period of twelve consecutive months.

Our license agreement with Meredith Corporation (“Meredith”) for the use of the Better Homes and Gardens® Real Estate brand is terminable by Meredith prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, or (3) a trial court issues a final judgment that we are in material breach of the license agreement or any representation or warranty we made was false or materially misleading when made.

We may incur substantial and unexpected liabilities arising out of our pension plan.

We have a defined benefit pension plan for which participation was frozen as of July 1, 1997, however, the plan is subject to minimum funding requirements. Although the Company to date has met its minimum funding requirements, the pension plan represents a liability on our balance sheet and will generate substantial cash requirements for us, which may increase beyond our expectations in future years based on changing market conditions. For example, as of the end of the fiscal year ended December 31, 2011, for financial reporting purposes, we estimated that required cash contributions will be between $8 million and $9 million each year for the next five years and approximately $48 million over the succeeding five years. In addition, changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns and the market value of plan assets can affect the funded status of our pension plan and cause volatility in the future funding requirements of the plan.

Our ability to use our NOLs and other tax attributes may be limited if we undergo an “ownership change.”

Our ability to utilize our NOLs and other tax attributes could be limited if we undergo an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). An ownership change is generally defined as a greater than 50 percentage point increase in equity ownership by 5% shareholders in any three-year period. It is possible that an ownership change occurs as a result of the sale of our common stock pursuant to this offering, the conversion of the Convertible Notes, the issuance of shares of common stock pursuant to the letter agreements, prior and future equity issuances, or the cumulative effect of such transactions. Pursuant to rules under Section 382 of the Code and a published Internal Revenue Service (the “IRS”) notice, a company’s “net unrealized built-in gain” within the meaning of Section 382 of the Code may reduce the limitation on such company’s ability to utilize NOLs resulting from an ownership change. Although there can be no assurance in this regard, we believe that, to the extent we undergo an ownership change, the resulting limitation on our ability to utilize our NOLs should be significantly reduced as a result of our net unrealized built-in gain. However, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

The Statutory Conversions will eliminate certain of our NOLs for state tax purposes.

Prior to the completion of this offering and other related transactions, we intend to effect the Statutory Conversions in order to permit our Convertible Notes to be converted into shares of our common stock on a tax-free basis, and as a result facilitate such conversions. As a result of the Statutory Conversions, our ability to utilize certain of our NOLs for state tax purposes will be eliminated, the net cash impact of which is expected to be approximately $19 million (net of benefits from payments of additional taxes in these states, which are deductible for federal income tax purposes).

We are responsible for certain of Cendant’s contingent and other corporate liabilities.

Under the Separation and Distribution Agreement dated July 27, 2006 the (“Separation and Distribution Agreement”) among Realogy, Cendant Corporation (“Cendant”), which changed its name to Avis Budget Group, Inc. (“Avis Budget”) in August 2006, Wyndham Worldwide Corporation (“Wyndham Worldwide”) and Travelport Inc. (“Travelport”), and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement dated as of July 28, 2006, as amended (the “Tax Sharing Agreement”), among Realogy, Wyndham Worldwide and Travelport, Realogy and Wyndham Worldwide have each assumed and are generally responsible for 62.5% and 37.5%, respectively, of certain of Cendant’s contingent and other corporate liabilities not primarily related to the businesses of Travelport, Realogy, Wyndham Worldwide or Avis Budget Group. The due to former parent balance was $76 million at June 30, 2012 and represents Realogy’s accrual of its share of potential Cendant contingent and other corporate liabilities.

If any party responsible for Cendant contingent and other corporate liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent and other corporate liability, each non-defaulting party (including Cendant) would be required to pay an equal portion of the amounts in default. Accordingly, Realogy may, under certain circumstances, be obligated to pay amounts in excess of its share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Although we have resolved various Cendant contingent and other corporate liabilities and have established reserves for most of the remaining unresolved claims of which we have knowledge, adverse outcomes from the unresolved Cendant liabilities for which Realogy has assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings or cash flows in any given reporting period.

Risks Related to an Investment in Our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in the company will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflicts of Interest).” Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of common stock at or above the price you paid for them. The market price for our common stock could fluctuate significantly for various reasons, many of which are outside our control, including those described above and the following:

•	our operating and financial performance and prospects, including but not limited to the incurrence of additional indebtedness or other adverse changes relating to our debt;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services, including the condition of the U.S. residential housing market;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	housing and mortgage finance markets;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Apollo, Paulson, or members of our management team;

•	adverse resolution of new or pending litigation against us;

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

•	material weakness in our internal controls over financial reporting.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial public offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Apollo controls us and Paulson will also be a significant stockholder, and their interests may conflict with or differ from your interests as a stockholder.

Following the completion of this offering and related transactions, funds affiliated with our equity sponsor, Apollo, will indirectly beneficially own approximately 50.2% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, funds affiliated with Apollo will indirectly beneficially own approximately 48.0% of our common stock. Furthermore, Apollo’s ownership percentage will be reduced if all or a portion of the holders of our Convertible Notes who are not Significant Holders elect to convert their Convertible Notes. Apollo will also receive shares of our common stock in an amount equal to $25 million on January 15, 2013, representing a portion of the Management Agreement Termination Fee. As a result, subject to Paulson’s right to designate one director, Apollo will have the power to elect all of our directors or, in the event they own less than 50% of our common stock, will have the power to strongly influence or effectively control the election of our directors. Therefore, Apollo effectively will have the ability to prevent any transaction that requires the approval of our Board of Directors or our stockholders, including the approval of significant corporate transactions such as restructurings, mergers and the sale of substantially all of our assets and so long as they continue to own a significant amount of our common stock, Apollo will continue to be able to significantly influence or effectively control our decisions. In addition, so long as Apollo holds at least 25% of the voting power of our outstanding shares of common stock, a majority of the directors designated to the Board of Directors by Apollo must approve certain of our significant business decisions. See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors; Number of Directors.”

In addition, following the completion of this offering and related transactions, Paulson will indirectly beneficially own approximately 10.2% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Paulson will indirectly beneficially own approximately 9.8% of our common stock. Pursuant to a securityholders agreement we have entered into with Paulson (the “Paulson Securityholders Agreement”), Paulson also has the right to nominate a member of our Board of Directors or designate a non-voting observer to attend meetings of our Board of Directors, in addition to certain other rights. See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors; Number of Directors.”

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of the company or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. In addition, pursuant to our amended and restated certificate of incorporation, Apollo, and any of our directors who are affiliated with Apollo, will continue to have the right to, and will have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers or vendors, or make investments in the kind of property in which we may make investments. Apollo is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Apollo continues to own a significant amount of our common stock, even if such amount is less than 50%, Apollo will continue to be able to strongly influence or effectively control our decisions.

Additionally, the Apollo Securityholders Agreement (as defined below) provides for the right of the Apollo Group (as defined below) to designate a number of directors, no fewer than that number that would constitute a majority of the number of directors if there were no vacancies on the Board of Directors (so long as the Apollo Group hold at least a majority of the voting power of our common stock), to the Board of Directors which will decline based upon the percentage of the voting power owned by the Apollo Group at the time of such designation. See “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors; Number of Directors.”

Furthermore, a sale of a substantial number of shares of stock in the future by funds affiliated with Apollo or Paulson could cause our stock price to decline.

We may be a “controlled company” within the meaning of the NYSE rules and, to the extent that we are, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, funds affiliated with Apollo may continue to control a majority of our voting common stock. As a result, we may qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, assuming Apollo continues to own a majority of our common stock, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements. If at any time we cease to be a “controlled company” under NYSE rules (including upon completion of this offering and the related transactions), the Board of Directors will take all action necessary to comply with the NYSE rules, including appointing a majority of independent directors to the Board of Directors and ensuring we have a compensation committee and nominating/corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Texas insurance laws and regulations may delay or impede your ability to purchase our common stock.

The insurance laws and regulations of Texas, the jurisdiction in which our title insurance underwriter subsidiary is domiciled, generally provide that no person may acquire control, directly or indirectly, of a Texas domiciled insurer, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the Texas Department of Insurance. Generally, any person acquiring beneficial ownership of 10% or more of our voting securities would be presumed to have acquired indirect control of our title insurance underwriter subsidiary unless the Texas Department of Insurance, upon application, determines otherwise. Apollo and Paulson have previously received approvals for their current holdings from the Texas Department of Insurance. Certain purchasers of our common stock could be subject to similar approvals which could significantly delay or otherwise impede your ability to complete such purchase.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant.

Certain of our debt instruments contain covenants that restrict the ability of our subsidiaries to pay dividends to us. See “Description of Indebtedness” and “Description of Capital Stock—Common Stock.” Furthermore, we will be permitted under the terms of our debt instrument to incur additional indebtedness, which may restrict or prevent us from paying dividends on our common stock. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to pay dividends on our common stock.

Future sales or the perception of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation will authorize us to issue 400,000,000 shares of common stock, of which 130,153,234 shares will be outstanding following the completion of this offering and related transactions (assuming the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders). Of these shares, (a) 40,000,000 shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act (other than restrictions pursuant to lock-up agreements entered into by participants in the directed share program), (b) 24,685,553 shares will be freely tradable without restriction or further registration under the Securities Act (following the expiration of the lock-up period in the lock-up agreements described herein) and (c) 65,467,681 shares will be tradable subject to the volume limitations and applicable holding period requirements of Rule 144, as well as the lock-up agreements described herein. If the holders of the approximately $207 million aggregate principal amount of Convertible Notes not held by the Significant Holders also convert their Convertible Notes into shares of common stock, it will result in the issuance of an additional 8,641,178 shares of common stock which will be freely tradable without restriction or further registration under the Securities Act, subject to, with respect to 5,534,765 shares issuable to the Other Holders (including pursuant to the Other Holders letter agreements), the expiration of the lock-up period in the lock-up agreements described herein. We will also issue shares of our common stock in an amount equal to $25 million to Apollo on January 15, 2013, representing a portion of the Management Agreement Termination Fee. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future and the lock-up agreements relating to certain of those shares. Pursuant to our securityholders agreements with Apollo and Paulson, each of Apollo and Paulson have certain rights to demand underwritten registered offerings in respect of the approximately 78,677,381 shares of common stock that they will own immediately following this offering and we have granted Apollo and Paulson incidental registration rights in respect of such shares of common stock. In addition, we have agreed with Apollo and Paulson to reinstate our existing resale registration statement relating to the shares of common stock issued upon conversion of the Convertible Notes, as well as the shares of common stock issued to Apollo and Paulson pursuant to the Significant Holders letter agreements, upon the expiration of the lock-up period provided for in their lock-up agreement with the underwriters. Upon the effectiveness of such registration statement, all shares covered by the registration statement would be freely transferable. See “Certain Relationships and Related Party Transactions.”

As soon as practicable following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering 9,486,600 shares of our common stock reserved for issuance under the Stock Incentive Plan and the 2012 LTIP. Accordingly, shares of our common stock registered under such registration statements will be immediately available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Apollo Securityholders Agreement that will each be effective upon completion of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. Among other things, these provisions:

•	classify our Board of Directors so that only some of our directors are elected each year;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power to a majority of the Board of Directors to fix the number of directors;

•	provide the power of our Board of Directors to fill any vacancy on our Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	prohibit stockholders from acting by written consent if less than a majority of the voting power of our outstanding common stock is controlled by Apollo;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•

provide that the approval of a majority of the directors designated to the Board of Directors by Apollo will be required for certain change of control transactions until such time as Apollo no longer controls at least 25% of the voting power of our outstanding common stock.

The foregoing factors, as well as the significant common stock ownership by funds affiliated with Apollo, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock and your ability to realize any potential change-in-control premium. See “Description of Capital Stock.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock after giving effect to this offering and related transactions. Accordingly, based on an assumed initial public offering price of $25.00 per share (the midpoint of the offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from such sale as described in “Use of Proceeds,” and following the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders substantially concurrently with the closing of the offering and the issuance of          shares of common stock pursuant to the Significant Holders letter agreements, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $61.63 per share. Additionally, investors in our common stock will be further diluted in the event that the underwriters exercise their option to purchase additional shares. See “Dilution.”

We are a holding company and accordingly are dependent upon distributions from our subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends.

We are a holding company and have no business operations of our own. Our only material asset is our indirect interest in all of the outstanding capital stock of Realogy, through which we conduct our business. We have no independent means of generating revenue. As a result, we are dependent on loans, dividends and other payments from Realogy to generate the funds necessary to pay our expenses and to pay any cash dividends. There can be no assurance that Realogy will generate sufficient cash flow to dividend or distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our senior secured credit facility and indentures, will permit such dividends or distributions. Our senior secured credit facility and indentures currently restrict Realogy from paying dividends or making distributions to us.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

FORWARD-LOOKING STATEMENTS

Forward-looking statements included in this prospectus or other public statements that we make from time to time are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

•

risks associated with our substantial indebtedness and interest obligations, including risks associated with our ability to comply with our senior secured leverage ratio covenant under our senior secured credit facility, interest rate risk, risks related to an event of default under our outstanding indebtedness, risks related to our ability to refinance our indebtedness and to incur additional indebtedness, and risks related to having to dedicate a substantial portion of our cash flows from operations to service our debt;

•	risks related to general business, economic, employment and political conditions and the U.S. residential real estate markets, either regionally or nationally, including but not limited to:

•

a lack of improvement in the number of homesales, further declines in home prices and/or a deterioration in other economic factors that particularly impact the residential real estate market and the business segments in which we operate;

•	a lack of improvement in consumer confidence;

•	the impact of future recessions, slow economic growth, disruptions in the banking system and high levels of unemployment in the U.S. and abroad;

•

increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Act and regulations that may be promulgated thereunder relating to mortgage financing;

•	legislative, tax or regulatory changes that would adversely impact the residential real estate market, including potential reforms of Fannie Mae and Freddie Mac;

•	negative trends and/or a negative perception of the market trends in value for residential real estate;

•	renewed high levels of foreclosure activity including but not limited to the release of homes already held for sale by financial institutions;

•	excessive or insufficient regional home inventory levels;

•	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes; and

•	lower homeownership rates or failure of homeownership rates to return to more typical levels;

•	our geographic and high-end market concentration, particularly with respect to our company owned brokerage operations;

•

our inability to securitize certain assets of our relocation business, which would require us to find an alternative source of liquidity that may not be available, or if available, may not be on favorable terms;

•	limitations on flexibility in operating our business due to restrictions contained in our debt agreements;

•	our inability to sustain the improvements we have realized during the past several years in our operating efficiency through cost savings and business optimization efforts;

•	our inability to enter into franchise agreements with new franchisees or to realize royalty revenue growth from them;

•	our inability to renew existing franchise agreements or maintain franchisee satisfaction with our brands;

•	the inability of our existing franchisees to survive the challenges of the downturn in the real estate market or to grow their businesses;

•	disputes or issues with entities that license us their trade names for use in our business that could impede our franchising of those brands;

•

actions by our franchisees that could harm our business or reputation, non-performance of our franchisees, controversies with our franchisees or actions against us by third parties with which our franchisees have business relationships;

•	competition in our existing and future lines of business;

•	our failure to comply with laws and regulations and any changes in laws and regulations;

•	seasonal fluctuations in the residential real estate brokerage business which could adversely affect our business, financial condition and liquidity;

•	the loss of any of our senior management or key managers or employees or other significant labor or employment issues;

•	adverse effects of natural disasters or environmental catastrophes;

•	risks related to our international operations;

•

any remaining resolutions or outcomes with respect to Cendant’s contingent liabilities under the Separation and Distribution Agreement and the Tax Sharing Agreement, including any adverse impact on our future cash flows;

•	the cumulative effect of adverse litigation, governmental proceedings or arbitration awards against us and the adverse effect of new regulatory interpretations, rules and laws; and

•	new types of taxes or increases in state, local or federal taxes that could diminish profitability or liquidity.

Other factors not identified above, including those described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may also cause actual results to differ materially from those described in our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

USE OF PROCEEDS

Assuming an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $946 million (or $1,089 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and offering expenses.

We intend to use the net proceeds that we receive in this offering, along with readily available cash, (i) to prepay all of the outstanding $650 million principal amount of the Second Lien Loans, (ii) to repurchase or redeem approximately $64 million principal amount of outstanding 10.50% Senior Notes and $41 million principal amount of outstanding Senior Toggle Notes, (iii) to redeem approximately $207 million aggregate principal amount of Convertible Notes that are not held by the Significant Holders following the closing date of this offering at a redemption price equal to 90% of the principal amount thereof, or $186 million, (iv) to pay the $15 million cash portion of the Management Agreement Termination Fee which will be paid on January 15, 2013, (v) to pay the cash payment of approximately $105 million pursuant to the Significant Holder letter agreements (a portion of which will be attributable to accrued interest on the Convertible Notes), (vi) to pay the prepayment premiums and fees in connection with the repayment of the foregoing indebtedness and (vii) to pay interest of approximately $59 million, representing interest payable from April 15, 2012 through the anticipated prepayment date of the indebtedness that will be repaid. The Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012. The amount of the cash payment to be paid to the Significant Holders is equal to the accrued and unpaid interest that the Significant Holders would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes. We expect that the prepayment of the Second Lien Loans and our issuance of redemption notices to holders of the 10.50% Senior Notes and the Senior Toggle Notes (which will specify that the redemption date will be on the 31st day following the date of such notice) will occur promptly following the closing of this offering. The prepayment, repurchase or redemption of the foregoing indebtedness will be in accordance with the respective agreements governing such indebtedness.

The Significant Holders have agreed to convert all of the Convertible Notes held by them into shares of common stock substantially concurrently with the closing of this offering. As of September 4, 2012, the Significant Holders held in the aggregate approximately $1.903 billion aggregate principal amount of Convertible Notes, which, once converted, will result in the issuance of an additional 82,131,954 shares of common stock promptly following the closing of this offering, including the shares of common stock issued pursuant to the Significant Holders letter agreements. See “Prospectus Summary—Letter Agreements with Holders of Convertible Notes.” We intend to issue a redemption notice to holders of approximately $207 million aggregate principal amount of Convertible Notes on the closing date of this offering, which will specify that the redemption date will be on the 31st day following the date of such notice.

To the extent that any Convertible Notes not owned by the Significant Holders are converted into common stock, the portion of the net proceeds of this offering that would have been used to pay the redemption price for such Convertible Notes would instead be applied to the repayment of our other indebtedness. See footnote 8 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”

We expect delivery of the shares of common stock issued in this offering will be made against payment therefor with the underwriters of this offering on or about                      , 2012, which is the second business day following the date hereof; however, we expect delivery of the shares of common stock issued in this offering will be made against payment therefor with purchasers in this offering on or about                      , 2012, which is the fourth business day following the date hereof.

The Second Lien Loans bear interest at a rate of 13.50% per year and mature on October 15, 2017. The 10.50% Senior Notes and the Senior Toggle Notes bear interest at rates of 10.50% and 11.00% per annum, respectively, and mature on April 15, 2014. The Convertible Notes bear interest at a rate of 11.00% per annum and mature on April 15, 2018. See “Description of Indebtedness” for further information on the terms of our outstanding indebtedness.

Certain affiliates of the underwriters hold a portion of the indebtedness being repaid with a portion of the proceeds of this offering as described above. See “Underwriting (Conflicts of Interest)—Other Relationships.”

A $1.00 increase (decrease) in the assumed initial public offering price of $25.00 per share, the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $38.1 million (or $43.8 million if the underwriters exercise in full their option to purchase additional shares of common stock from us) assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012:

•	on an actual basis;

•

on a pro forma basis giving effect to the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders into 73,006,178 shares of common stock substantially concurrently with the closing of this offering; and

•

on a pro forma as adjusted basis giving effect to (i) our sale of 40,000,000 shares of common stock in this offering at an assumed initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our expected use of the net proceeds of this offering as described in “Use of Proceeds” and (ii) the issuance of 9,125,776 shares of common stock to the Significant Holders pursuant to the Significant Holders letter agreements described under “Prospectus Summary—Letter Agreements with Holders of Convertible Notes.”

To the extent that any Convertible Notes not owned by the Significant Holders are converted into common stock, the portion of the net proceeds of this offering that would have been used to pay the redemption price for such Convertible Notes will instead be applied to the repayment of our other indebtedness. See footnote 8 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”

You should read this table in conjunction with the information included under the headings “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated and Combined Financial Statements,” ”Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
Capitalization (excluding securitization obligations)	(In millions)
Cash and cash equivalents (1)	$138	$138	$49

Long-term debt (including current portion):
Senior Secured Credit Facility:
Extended revolving credit facility (2)	109	109	201
Extended term loan facility (3)	1,822	1,822	1,822
7.625% First Lien Notes due 2020	593	593	593
7.875% First and a Half Lien Notes due 2019	700	700	700
9.000% First and a Half Lien Notes due 2020	325	325	325
Second Lien Loans (4)	650	650	—
Other bank indebtedness (5)	105	105	105
10.50% Senior Notes due 2014	64	64	—
11.00/11.75% Senior Toggle Notes due 2014	41	41	—
12.375% Senior Subordinated Notes due 2015 (6)	188	188	188
11.50% Senior Notes due 2017 (7)	489	489	489
12.00% Senior Notes due 2017 (8)	129	129	129
13.375% Senior Subordinated Notes due 2018	10	10	10
11.00% Convertible Notes due 2018 (9)	2,110	207	—

Total long-term debt (including current portion)	7,335	5,432	4,562

Equity:
Common stock; 178,000,000 authorized shares, 8,021,280 shares issued and outstanding (actual); 81,027,458 shares issued and outstanding (pro forma); 400,000,000 authorized shares, 130,153,234 shares issued and outstanding (pro forma as adjusted)	—	1	1
Additional paid-in capital (10)	2,035	3,937	5,136
Accumulated deficit (11)	(3,719)	(3,725)	(4,069)
Accumulated other comprehensive income (loss)	(30)	(30)	(30)
Noncontrolling interests	2	2	2

Total equity (deficit)	(1,712)	185	1,040

Total capitalization (12)	$5,623	$5,617	$5,602

(1)	Readily available cash as of June 30, 2012 was $89 million. Readily available cash includes cash and cash equivalents less statutory cash required for our title business. Pro forma as adjusted cash and cash equivalents reflects (i) the payment of interest of approximately $59 million, representing the interest on indebtedness that will be repaid as described in “Use of Proceeds,” and (ii) the cash payment of approximately $105 million pursuant to the Significant Holders letter agreements as described in “Use of Proceeds.” The amount of such payment is equal to the interest that the Significant Holders would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date. The Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012. See footnote 2 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”
(2)	Interest rates with respect to revolving loans under the senior secured credit facility are based on, at our option, (a) adjusted LIBOR plus 3.25% or (b) JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.25% in each case subject to reductions based on the attainment of certain leverage ratios. The available capacity under this facility was reduced by $89 million of outstanding letters of credit as of June 30, 2012. On September 27, 2012, the Company had $20 million outstanding on the extended revolving credit facility and $95 million of outstanding letters of credit, leaving $248 million of available capacity.
(3)	Interest rates with respect to term loans under the senior secured credit facility are based on, at our option, (a) adjusted LIBOR plus 4.25% or (b) the higher of the Federal Funds Effective Rate plus 1.75% and JPMorgan Chase Bank, N.A.’s prime rate plus 3.25%.
(4)	The Second Lien Loans accrue interest at a rate of 13.50% per annum.
(5)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility; $50 million is due in January 2013, $50 million is due in July 2013, and $5 million is due in August 2013.
(6)	Consists of $190 million of 12.375% Senior Subordinated Notes, less a discount of $2 million.
(7)	Consists of $492 million of 11.50% Senior Notes, less a discount of $3 million.
(8)	Consists of $130 million of 12.00% Senior Notes, less a discount of $1 million.
(9)	The Significant Holders have agreed to convert all of their Convertible Notes into common stock substantially concurrently with the closing of this offering, representing in the aggregate approximately $1.903 billion aggregate principal amount of Convertible Notes.
(10)	Pro forma additional paid-in capital reflects the conversion of approximately $1.903 billion aggregate principal amount of our Convertible Notes by the Significant Holders.

Pro forma as adjusted additional paid-in capital includes the impact of the following transactions: (i) the net proceeds from this offering of approximately $946 million; (ii) the fair value of the shares of common stock issued to the Significant Holders pursuant to the Significant Holders letter agreements of $228 million; and (iii) the $25 million portion of the Management Agreement Termination Fee to be paid in shares of our common stock on January 15, 2013.

(11)	Pro forma accumulated deficit reflects a $6 million loss on the extinguishment of debt, related to the write-off of deferred financing costs due to the conversion of the Convertible Notes held by the Significant Holders.

Pro forma as adjusted accumulated deficit includes the impact of (i) the expense of $228 million, which represents the fair value of the shares of common stock issued to the Significant Holders pursuant to the Significant Holders letter agreements; (ii) $105 million of expense related to the cash payment to be made pursuant to the Significant Holders letter agreements as described in “Use of Proceeds”; (iii) interest expense of $59 million, which represents the interest payable from April 15, 2012 through the anticipated prepayment date on the indebtedness that will be repaid as described in “Use of Proceeds”; (iv) $40 million of expense to be recognized related to the Management Agreement Termination Fee payment to be paid $15 million in cash and $25 million in shares of our common stock on January 15, 2013; (v) $7 million of prepayment fees associated with the prepayment of our indebtedness; and (vi) a $4 million loss on the extinguishment of debt, related to the write-off of deferred financing costs on other indebtedness; offset by a

(a) $21 million gain related to the $207 million of Convertible Notes redeemed by the Company at 90% of the principal amount thereof, (b) $44 million reduction of accrued interest recorded as of June 30, 2012 on the Convertible Notes held by the Significant Holders which will not be paid as a result of the cash payment made pursuant to the Significant Holders letter agreements, (c) $26 million reduction in accrued interest recorded as of June 30, 2012 which is included in the interest expense of $59 million reflected above and (d) an $8 million reduction in the amount accrued related to the Management Agreement (as defined below).

(12)	Total capitalization excludes our securitization obligations which are collateralized by relocation related assets and appear in our current liabilities.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering and related transactions. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing equityholders.

The tables and calculations below set forth our net tangible book value (deficit) as of June 30, 2012:

•	on an actual basis;

•

on a pro forma basis giving effect to the conversion of approximately $1.903 billion aggregate principal amount of Convertible Notes by the Significant Holders substantially concurrently with the closing of this offering; and

•

on a pro forma as adjusted basis giving effect to (i) our sale of 40,000,000 shares of common stock in this offering at an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our expected use of the net proceeds of this offering as described in “Use of Proceeds” and (ii) the issuance of 9,125,776 shares of common stock to the Significant Holders pursuant to the Significant Holders letter agreements described under “Prospectus Summary—Letter Agreements with Holders of Convertible Notes.”

Our net tangible book value (deficit) as of June 30, 2012 was $(7,529) million, or $(938.63) per share of common stock. Net tangible book value per share is calculated by subtracting $3,303 million of goodwill, $2,813 million of intangible assets, $367 million of net deferred tax liabilities and $68 million of deferred financing costs from total equity (deficit) of $(1,712) million divided by the number of common shares outstanding.

Our pro forma net tangible book value (deficit) as of June 30, 2012 was $(5,626) million, or $(69.43) per share of common stock, assuming the conversion of the Convertible Notes held by the Significant Holders and the redemption by us of the remaining outstanding Convertible Notes. Pro forma net tangible book value per share is calculated by subtracting $3,303 million of goodwill, $2,813 million of intangible assets, $367 million of net deferred tax liabilities and $62 million of deferred financing costs from total equity of $185 million divided by the number of common shares outstanding.

Our pro forma as adjusted net tangible book value (deficit) as of June 30, 2012 would have been $(4,767) million, or $(36.63) per share. This amount represents an immediate dilution of $61.63 per share to new investors. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$25.00
Net tangible book value (deficit) per share of common stock as of June 30, 2012	$(938.63)
Increase in net tangible book value per share attributable to the conversion of the Convertible Notes held by the Significant Holders	869.20

Pro forma net tangible book value (deficit) per share of common stock attributable to the conversion of the Convertible Notes held by the Significant Holders	(69.43)
Increase in net tangible book value per share attributable to this offering	32.80

Pro forma as adjusted net tangible book value (deficit) per share of common stock as of June 30, 2012 after this offering		(36.63)

Dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors		$61.63

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book deficit will decrease to $33.96 per share, representing an increase to existing holders of $2.67 per share, and there will be an immediate dilution of $58.96 per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and offering expenses in connection with this offering, a $1.00 increase in the assumed public offering price of $25.00 per share would decrease the pro forma as adjusted net tangible book deficit attributable to this offering by $0.30 per share and a $1.00 decrease in the assumed public offering price would increase the dilution to new investors by $0.29 per share.

The following table summarizes, as of June 30, 2012, the difference between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders, issued upon conversion of Convertible Notes (including Significant Holders letter agreement shares) and by new investors, at the assumed initial public offering price of $25.00 per share (the midpoint of the offering price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and offering expenses in connection with this offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount (in millions)	Percent	Per Share
Existing stockholders	8,021,280	6%	$2,000	41%	$249.34
Conversion of Convertible Notes (including Significant Holders letter agreement shares)	82,131,954	63	1,903	39	23.17
New investors in this offering	40,000,000	31%	1,000	20%	25.00

Total	130,153,234	100%	$4,903	100%	$37.67

See “Prospectus Summary—The Offering” for a description of those shares not reflected in the foregoing table.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.” Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness restrict our subsidiaries from paying dividends to us. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. As a result, we may not pay dividends according to our policy or at all, if, among other things, we do not have sufficient cash to pay the intended dividends, if our financial performance does not achieve expected results or the terms of our indebtedness prohibit it. See “Description of Indebtedness” and “Description of Capital Stock.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We derived the unaudited pro forma financial data set forth below by the application of pro forma adjustments to the audited and unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet at June 30, 2012 and pro forma consolidated statement of operations for the year ended December 31, 2011 and the pro forma condensed consolidated statement of operations for the six months ended June 30, 2012 have been presented:

•

on a pro forma basis which gives effect to the conversion of approximately $1.903 billion aggregate principal amount of the Convertible Notes by the Significant Holders into 73,006,178 shares of common stock substantially concurrently with the closing of this offering; and

•

on a pro forma as adjusted basis, which gives effect to (i) our sale of 40,000,000 shares of common stock in this offering at an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our expected use of the net proceeds of this offering as described in “Use of Proceeds” and (ii) the issuance of 9,125,776 shares of common stock to the Significant Holders pursuant to the Significant Holders letter agreements described under “Prospectus Summary—Letter Agreements with Holders of Convertible Notes.”

The pro forma condensed consolidated balance sheet gives effect to the pro forma adjustments as if they occurred on June 30, 2012 and the pro forma consolidated statement of operations gives effect to the pro forma adjustments as if they occurred on January 1, 2011. In addition, the pro forma condensed consolidated balance sheet at June 30, 2012 has also been presented on a pro forma basis and on a pro forma as adjusted basis giving further effect to the conversion of all of the approximately $207 million aggregate principal amount of the Convertible Notes not held by the Significant Holders. See footnotes 7 through 9 of the Notes to Unaudited Pro Forma Financial Information.

The pro forma adjustments set forth below were based on available information and certain assumptions made by our management and may be revised as additional information becomes available. The unaudited pro forma financial information is presented for informational purposes only, and does not purport to represent what our balance sheet and results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Selected Historical Consolidated Financial Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

REALOGY HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2012

(In millions)

	Actual	Convertible Notes Pro Forma Adjustments (1)	Pro Forma	Offering Transaction Adjustments (2)	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$138	$—	$138	$(89)	$49
Trade receivables	147	—	147	—	147
Relocation receivables	419	—	419	—	419
Relocation properties held for sale	10	—	10	—	10
Deferred income taxes	59	—	59	—	59
Other current assets	97	—	97	—	97

Total current assets	870	—	870	(89)	781
Property and equipment, net	151	—	151	—	151
Goodwill	3,303	—	3,303	—	3,303
Trademarks	732	—	732	—	732
Franchise agreements, net	1,663	—	1,663	—	1,663
Other intangibles, net	418	—	418	—	418
Other non-current assets	225	(6)	219	(4)	215

Total assets	$7,362	$(6)	$7,356	$(93)	$7,263

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$214	$—	$214	$—	$214
Securitization obligations	267	—	267	—	267
Due to former parent	76	—	76	—	76
Revolving credit facilities and current portion of long-term debt	214	—	214	92	306
Accrued expenses and other current liabilities	583	—	583	(78)	505

Total current liabilities	1,354	—	1,354	14	1,368
Long-term debt	7,121	(1,903)	5,218	(962)	4,256
Deferred income taxes	426	—	426	—	426
Other non-current liabilities	173	—	173	—	173

Total liabilities	9,074	(1,903)	7,171	(948)	6,223

Total equity (deficit)	(1,712)	1,897	185	855	1,040

Total liabilities and equity (deficit)	$7,362	$(6)	$7,356	$(93)	$7,263

See Notes to Unaudited Pro Forma Financial Information.

REALOGY HOLDINGS CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(In millions, except per share data)

	Actual	Convertible Notes Pro Forma Adjustments (3)	Pro Forma	Offering Transaction Adjustments (4)	Pro Forma As Adjusted
Revenues
Gross commission income	$2,926	$—	$2,926	$—	$2,926
Service revenue	752	—	752	—	752
Franchise fees	256	—	256	—	256
Other	159	—	159	—	159

Net revenues	4,093	—	4,093	—	4,093

Expenses
Commission and other agent-related costs	1,932	—	1,932	—	1,932
Operating	1,270	—	1,270	—	1,270
Marketing	185	—	185	—	185
General and administrative	254	—	254	7	261
Former parent legacy costs (benefit), net	(15)	—	(15)	—	(15)
Restructuring costs	11	—	11	—	11
Merger costs	1	—	1	—	1
Depreciation and amortization	186	—	186	—	186
Interest expense, net	666	(210)	456	(120)	336
Loss on the early extinguishment of debt	36	—	36	—	36

Total expenses	4,526	(210)	4,316	(113)	4,203

Loss before income taxes, equity in earnings and noncontrolling interests	(433)	210	(223)	113	(110)
Income tax expense	32	—	32	—	32
Equity in earnings of unconsolidated entities	(26)	—	(26)	—	(26)

Net loss	(439)	210	(229)	113	(116)
Less: Net income attributable to noncontrolling interests	(2)	—	(2)	—	(2)

Net loss attributable to Realogy Holdings	$(441)	$210	$(231)	$113	$(118)

Loss per share attributable to Realogy Holdings:
Basic loss per share:	$(55.01)		$(2.85)		$(0.91)
Diluted loss per share:	(55.01)		(2.85)		(0.91)
Weighted average common and common equivalent shares (Basic and Diluted shares are the same due to the net loss):
Existing stockholders	8.0		8.0		8.0
Conversion of Convertible Notes held by the significant holders	—		73.0		73.0
Additional shares pursuant to the significant holders letter agreements	—		—		9.1
New investors in this offering	—		—		40.0

Basic and Diluted weighted average common and common equivalent shares	8.0		81.0		130.1

See Notes to Unaudited Pro Forma Financial Information.

REALOGY HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2012

(In millions, except per share data)

	Actual	Convertible Notes Pro Forma Adjustments (5)	Pro Forma	Offering Transaction Adjustments (6)	Pro Forma As Adjusted
Revenues
Gross commission income	$1,589	$—	$1,589	$—	$1,589
Service revenue	380	—	380	—	380
Franchise fees	130	—	130	—	130
Other	85	—	85	—	85

Net revenues	2,184	—	2,184	—	2,184

Expenses
Commission and other agent-related costs	1,064	—	1,064	—	1,064
Operating	643	—	643	—	643
Marketing	103	—	103	—	103
General and administrative	156	—	156	4	160
Former parent legacy costs (benefit), net	(3)	—	(3)	—	(3)
Restructuring costs	5	—	5	—	5
Depreciation and amortization	89	—	89	—	89
Interest expense, net	346	(105)	241	(60)	181
Loss on the early extinguishment of debt	6	—	6	—	6
Other (income)/expense, net	1	—	1	—	1

Total expenses	2,410	(105)	2,305	(56)	2,249

Loss before income taxes, equity in earnings and noncontrolling interests	(226)	105	(121)	56	(65)
Income tax expense	15	—	15	—	15
Equity in earnings of unconsolidated entities	(25)	—	(25)	—	(25)

Net loss	(216)	105	(111)	56	(55)
Less: Net income attributable to noncontrolling interests	(1)	—	(1)	—	(1)

Net loss attributable to Realogy Holdings	$(217)	$105	$(112)	$56	$(56)

Loss per share attributable to Realogy Holdings:
Basic loss per share:	$(27.07)		$(1.38)		$(0.43)
Diluted loss per share:	(27.07)		(1.38)		(0.43)
Weighted average common and common equivalent shares (Basic and Diluted shares are the same due to the net loss):
Existing stockholders	8.0		8.0		8.0
Conversion of Convertible Notes held by the significant holders	—		73.0		73.0
Additional shares pursuant to the significant holders letter agreements	—		—		9.1
New investors in this offering	—		—		40.0

Basic and Diluted weighted average common and common equivalent shares	8.0		81.0		130.1

See Notes to Unaudited Pro Forma Financial Information.

REALOGY HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE NOTES)

June 30, 2012

(In millions)

	Actual	Convertible Notes Pro Forma Adjustments (7)	Pro Forma	Offering Transaction Adjustments (8)	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$138	$—	$138	$(89)	$49
Trade receivables	147	—	147	—	147
Relocation receivables	419	—	419	—	419
Relocation properties held for sale	10	—	10	—	10
Deferred income taxes	59	—	59	—	59
Other current assets	97	—	97	—	97

Total current assets	870	—	870	(89)	781
Property and equipment, net	151	—	151	—	151
Goodwill	3,303	—	3,303	—	3,303
Trademarks	732	—	732	—	732
Franchise agreements, net	1,663	—	1,663	—	1,663
Other intangibles, net	418	—	418	—	418
Other non-current assets	225	(7)	218	(3)	215

Total assets	$7,362	$(7)	$7,355	$(92)	$7,263

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$214	$—	$214	$—	$214
Securitization obligations	267	—	267	—	267
Due to former parent	76	—	76	—	76
Revolving credit facilities and current portion of long-term debt	214	—	214	(94)	120
Accrued expenses and other current liabilities	583	—	583	(79)	504

Total current liabilities	1,354	—	1,354	(173)	1,181
Long-term debt	7,121	(2,110)	5,011	(755)	4,256
Deferred income taxes	426	—	426	—	426
Other non-current liabilities	173	—	173	—	173

Total liabilities	9,074	(2,110)	6,964	(928)	6,036

Total equity (deficit)(9)	(1,712)	2,103	391	836	1,227

Total liabilities and equity (deficit)	$7,362	$(7)	$7,355	$(92)	$7,263

See Notes to Unaudited Pro Forma Financial Information.

Notes to Unaudited Pro Forma Financial Information

Balance Sheet

(1)	Pro forma gives effect to the conversion of approximately $1,903 million aggregate principal amount of the Convertible Notes held by the Significant Holders substantially concurrently with the closing of this offering. The pro forma balance sheet also reflects the write-off of deferred financing costs of $6 million as a result of the repayment of outstanding debt as described in “Use of Proceeds.”
(2)	Pro forma as adjusted gives effect to the following:

• Anticipated gross proceeds from the sale of common stock in this offering	$1,000
• Use of cash on hand	89
• Borrowings under our revolving credit facility	92
Less
• Transaction related costs, including $47.5 million in underwriting discounts and commissions	(54)
• Prepayment of all of the aggregate outstanding principal amount of the Second Lien Loans	(650)
• Redemption of all of the aggregate outstanding principal amount of the 10.50% Senior Notes	(64)
• Redemption of all of the aggregate outstanding principal amount of the Senior Toggle Notes	(41)
• Payment of prepayment premiums and fees	(7)
• Redemption of the approximately $207 million aggregate principal amount of the Convertible Notes that are not held by the Significant Holders following the closing date of this offering at a redemption price equal to 90% of the principal amount thereof	(186)
• Payment of the cash portion of the Management Agreement Termination Fee to be paid on January 15, 2013	(15)
• Payment of cash pursuant to the Significant Holders letter agreements (the Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes)	(105)
• Payment of interest ($26 million was accrued at June 30, 2012), which represents the interest payable from April 15, 2012 through the anticipated prepayment date on the indebtedness that will be repaid as described in “Use of Proceeds”	(59)

The decrease in other non-current assets reflects the write-off of deferred financing costs of $4 million as a result of the repayment of outstanding debt as described in “Use of Proceeds.”

The reduction in accrued liabilities of $78 million is due to: (a) a $44 million reduction in accrued interest recorded as of June 30, 2012 on the Convertible Notes held by the Significant Holders which will not be paid as a result of the conversion of their Convertible Notes pursuant to the Significant Holders letter agreements; (b) a $26 million reduction in accrued interest recorded as of June 30, 2012 which is included in the interest expense of $59 million reflected above; and (c) an $8 million reduction in the amount accrued related to the Management Agreement.

The decrease in long-term debt of $962 million is comprised of the prepayment of $650 million principal amount of the Second Lien Loans, $64 million principal amount of the 10.50% Senior Notes, $41 million principal amount of the Senior Toggle Notes and $207 million principal amount of the Convertible Notes.

Statement of Operations for the Year Ended December 31, 2011

(3)

Pro forma gives effect to the reduction in interest expense due to the conversion of approximately $1,903 million aggregate principal amount of the Convertible Notes held by the Significant Holders. The adjustment to interest expense includes a $209 million reduction in interest expense due to the conversion of such Convertible Notes and a $1 million reduction in deferred financing costs which are amortized to interest expense. The Company has not included in the pro forma statement of operations the loss on the extinguishment of debt as it is nonrecurring.

Pro forma also gives effect to the issuance of 73,006,178 additional shares as a result of the conversion of approximately $1,903 million aggregate principal amount of the Convertible Notes held by the Significant Holders.

(4)	Pro forma as adjusted gives effect to the use of net proceeds from this offering, cash on hand and borrowings under our revolving credit facility to facilitate:

• Prepayment of all of the aggregate outstanding principal amount of the Second Lien Loans	$(650)
• Redemption of all of the aggregate outstanding principal amount of the 10.50% Senior Notes	(64)
• Redemption of all of the aggregate outstanding principal amount of the Senior Toggle Notes	(41)
• Redemption of the approximately $207 million aggregate principal amount of the Convertible Notes that are not held by the Significant Holders following the closing date of this offering at a redemption price equal to 90% of the principal amount thereof	(186)

The adjustment to interest expense includes a $121 million reduction in interest expense due to the repayment of outstanding debt noted above and a $2 million reduction in deferred financing costs, which are amortized to interest expense; offset by a $3 million increase in interest expense related to additional borrowings under our revolving credit facility.

If the $207 million aggregate principal amount of Convertible Notes not held by the Significant Holders are converted into common stock instead of being redeemed, the Company will utilize the $186 million of proceeds from this offering that otherwise would have been applied to redeem the Convertible Notes to instead repay other indebtedness, which would result in additional annual interest savings. See footnote 8 below.

The increase in general and administrative expenses of $7 million is for both the annual stock compensation expense for the grant of stock options (vesting over four years) and restricted stock (vesting over three years) to be issued in connection with this offering assuming an initial public offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, as well as, less than $1 million of stock compensation expense related to performance based options that will be recorded upon the completion of this offering.

We have not included in our pro forma statement of operations the impact of non-recurring charges which include the following:

• Expense which represents the fair value of the shares of common stock to be issued to the Significant Holders pursuant to the Significant Holders letter agreements	$228
• Expense related to the cash payment to be made pursuant to the Significant Holders letter agreements as described in “Use of Proceeds”	105
• Expense to be recognized related to the Management Agreement Termination Fee to be paid $15 million in cash and $25 million in shares of our common stock on January 15, 2013	40
• Payment of prepayment premiums and fees associated with the prepayment of our indebtedness as described in “Use of Proceeds”	7
• Loss on the extinguishment of debt, related to the write-off of deferred financing costs	4
Offset by
• Gain related to the approximately $207 million principal amount of Convertible Notes to be redeemed by the Company at 90% of the principal amount thereof	21

• Reduction in accrued interest recorded as of June 30, 2012 on the Convertible Notes held by the Significant Holders which will not be paid as a result of the conversion of their Convertible Notes pursuant to the Significant Holders letter agreements	44
• Reduction in accrued interest recorded as of June 30, 2012 which is included in the interest expense of $59 million reflected above	26
• Reduction in the amount accrued related to the Management Agreement	8

Pro forma as adjusted also gives effect to the issuance of 9,125,776 additional shares pursuant to the Significant Holders letter agreements and the issuance of 40,000,000 shares in this offering.

Statement of Operations for the Six Months Ended June 30, 2012

(5)	Pro forma gives effect to the reduction in interest expense due to the conversion of $1,903 million aggregate principal amount of Convertible Notes held by the Significant Holders. The adjustment to interest expense includes a $105 million reduction in interest expense due to the conversion of the Convertible Notes. The Company has not included in the pro forma statement of operations the loss on the extinguishment of debt as it is nonrecurring.

Pro forma also gives effect to the issuance of 73,006,178 additional shares as a result of the conversion of $1,903 million aggregate principal amount of the Convertible Notes held by the Significant Holders.

(6)	Pro forma as adjusted gives effect to the use of net proceeds related to the offering, cash on hand and borrowings under our revolving credit facility to facilitate:

• Prepayment of all of the aggregate outstanding principal amount of the Second Lien Loans	$(650)
• Redemption of all of the aggregate outstanding principal amount of the 10.50% Senior Notes	(64)
• Redemption of all of the aggregate outstanding principal amount of the Senior Toggle Notes	(41)
• Redemption of the approximately $207 million aggregate principal amount of the Convertible Notes that are not held by the Significant Holders following the closing date of this offering at a redemption price equal to 90% of the principal amount thereof	(186)

The adjustment to interest expense includes a $61 million reduction in interest expense due to the repayment of outstanding debt noted above and a $1 million reduction in deferred financing costs, which are amortized to interest expense; offset by a $2 million increase in interest expense related to additional borrowings under our revolving credit facility.

If the $207 million aggregate principal amount of Convertible Notes not held by the Significant Holders are converted into common stock instead of being redeemed, the Company will utilize the $186 million of proceeds from this offering that otherwise would have been applied to redeem the Convertible Notes to instead repay other indebtedness, which would result in additional annual interest savings. See footnote 8 below.

The increase in general and administrative expenses of $4 million is the six-month amount of stock compensation expense for the grant of stock options (vesting over four years) and restricted stock (vesting over three years) to be issued in connection with this offering assuming an initial public offering price of $25.00 per share, which is the midpoint of the offering price range.

Pro forma as adjusted also gives effect to the issuance of 9,125,776 additional shares pursuant to the Significant Holders letter agreements and the issuance of 40,000,000 shares of common stock in this offering.

Notes to Unaudited Pro Forma Financial Information

(assuming conversion of all of the Convertible Notes)

Balance Sheet (assuming conversion of all of the Convertible Notes)

(7)	Pro forma gives effect to the conversion of all of the approximately $1,903 million aggregate principal amount of the Convertible Notes held by the Significant Holders substantially concurrently with the closing of this offering and the assumed conversion of the approximately $207 million principal amount of Convertible Notes within 30 days from the closing of this offering, representing all of the Convertible Notes that will remain outstanding. The pro forma balance sheet also reflects the write-off of deferred financing costs of $7 million as a result of the repayment of outstanding debt.

(8)	Pro forma as adjusted gives effect to the following:

• Anticipated gross proceeds from the sale of common stock in this offering	$1,000
• Use of cash on hand	89
• Borrowings under our revolving credit facility	6
Less
• Transaction related costs, including $47.5 million in underwriting discounts and commissions	(54)
• Prepayment of all of the aggregate outstanding principal amount of the Second Lien Loans	(650)
• Redemption of all of the aggregate outstanding principal amount of the 10.50% Senior Notes	(64)
• Redemption of all of the aggregate outstanding principal amount of the Senior Toggle Notes	(41)
• Payment of prepayment premiums and fees	(7)
• Repayment of other bank indebtedness	(100)
• Payment of the cash portion of the Management Agreement Termination Fee to be paid on January 15, 2013	(15)
• Payment of cash pursuant to the Significant Holders letter agreements (the Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes)	(105)
• Payment of interest ($27 million was accrued at June 30, 2012), which represents the interest payable from April 15, 2012 through the anticipated prepayment date on the indebtedness that will be repaid as described in “Use of Proceeds.”	(59)

The decrease in other non-current assets reflects the write-off of deferred financing costs of $3 million as a result of the repayment of outstanding debt.

The decrease in short-term debt of $94 million is comprised of the prepayment of $100 million of other bank indebtedness, offset by $6 million of borrowings under our revolving credit facility.

The reduction in accrued liabilities of $79 million is due to: (a) a $44 million reduction in accrued interest recorded as of June 30, 2012 on the Convertible Notes held by the Significant Holders which will not be paid as a result of the conversion of their Convertible Notes pursuant to the Significant Holders letter agreements; (b) a $27 million reduction in accrued interest recorded as of June 30, 2012 which is included in the interest expense of $59 million reflected above; and (c) an $8 million reduction in the amount accrued related to the Management Agreement.

The decrease in long-term debt of $755 million is comprised of the prepayment of $650 million principal amount of the Second Lien Loans, $64 million principal amount of the 10.50% Senior Notes and $41 million principal amount of the Senior Toggle Notes.

(9)

Pro forma reflects interest savings of $233 million as a result of the conversion of all of the $2,110 million aggregate principal amount of Convertible Notes and pro forma as adjusted reflects interest savings of $107 million as a result of proceeds being utilized to repay $650 million principal amount of the Second Lien Loans, $64 million principal amount of the 10.50% Senior Notes, $41 million principal amount of the Senior Toggle Notes, $100 million of other bank indebtedness and $86 million of reduced borrowings under our revolving credit facility resulting in total interest savings of $340 million.

Pro forma gives effect to the issuance of 81,032,379 additional shares as a result of the conversion of all of the $2,110 million aggregate principal amount of Convertible Notes. Pro forma as adjusted gives effect to the issuance of 9,740,754 additional shares pursuant to the letter agreements and the issuance of 40,000,000 shares in this offering.

The table below sets forth selected pro forma condensed consolidated statement of operations data for the six months ended June 30, 2012 on a pro forma basis and on a pro forma as adjusted basis giving further effect to the conversion of all of the approximately $207 million aggregate principal amount of the Convertible Notes not held by the Significant holders.

	Actual	Pro Forma	Pro Forma As Adjusted
Loss attributable to Realogy Holdings	$(441)	$(231)	$(118)
Additional interest savings	—	23	10

Adjusted net loss attributable to Realogy Holdings	$(441)	$(208)	$(108)

Loss per share attributable to Realogy Holdings:
Basic loss per share:	$(55.01)	$(2.34)	$(0.78)
Diluted loss per share:	(55.01)	(2.34)	(0.78)
Weighted average common and common equivalent shares of Realogy Holdings outstanding:
Basic:	8.0	89.0	138.8
Diluted:	8.0	89.0	138.8

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data and operating statistics. The consolidated statement of operations data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2008 and the periods from April 10, 2007 through December 31, 2007 and January 1, 2007 through April 9, 2007 (Predecessor Period as described below) and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from our consolidated financial statements not included in this prospectus.

The consolidated statement of operations data for the six months ended June 30, 2012 and 2011 and the consolidated balance sheet data as of June 30, 2012 and 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The financial data for 2007 are presented for two periods: January 1 through April 9, 2007 (the “Predecessor Period” or “Predecessor,” as context requires) and April 10 through December 31, 2007 (the “Successor Period” or “Successor,” as context requires), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. In the opinion of management, the statement of operations data for 2007 include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations as of the dates and for the periods indicated.

The selected historical consolidated financial data and operating statistics presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Revised For the Period From April 10 Through December 31, 2007	For the Period From January 1 Through April 9, 2007
	2012	2011	2011	2010	2009	Revised 2008
	(In millions, except per share data)
Statement of Operations Data:
Net revenue	$2,184	$2,010	$4,093	$4,090	$3,932	$4,725	$4,472	$1,492
Total expenses	2,410	2,270	4,526	4,084	4,266	6,806	5,678	1,560

Income (loss) before income taxes, equity in earnings and noncontrolling interests	(226)	(260)	(433)	6	(334)	(2,081)	(1,206)	(68)
Income tax expense (benefit)	15	2	32	133	(50)	(345)	(271)	(23)
Equity in (earnings) losses of unconsolidated entities	(25)	(4)	(26)	(30)	(24)	28	(2)	(1)

Net loss	(216)	(258)	(439)	(97)	(260)	(1,764)	(933)	(44)
Less: Net income attributable to noncontrolling interests	(1)	(1)	(2)	(2)	(2)	(1)	(2)	—

Net loss attributable to Realogy	$(217)	$(259)	$(441)	$(99)	$(262)	$(1,765)	$(935)	$(44)

Net loss attributable to Holdings	$(217)	$(259)	$(441)	$(99)	$(262)	$(1,765)	$(935)	$—

Earnings (loss) per share:
Basic loss per share	$(27.07)	$(32.31)	$(55.01)	$(12.35)	$(32.71)	$(220.49)	$(116.82)	$(0.20)
Diluted loss per share	(27.07)	(32.31)	(55.01)	(12.35)	(32.71)	(220.49)	(116.82)	(0.20)
Weighted average common and common equivalent shares used in:
Basic	8.0	8.0	8.0	8.0	8.0	8.0	8.0	217.5
Diluted	8.0	8.0	8.0	8.0	8.0	8.0	8.0	217.5

	As of June 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In millions)
Balance Sheet Data revised:
Cash and cash equivalents	$138	$154	$143	$192	$255	$437	$153
Securitization assets	393	412	366	393	364	845	1,300
Total assets	7,362	7,520	7,350	7,569	7,581	8,452	10,530
Securitization obligations	267	328	327	331	305	703	1,014
Long-term debt, including short-term portion	7,335	7,133	7,150	6,892	6,706	6,760	6,239
Equity (deficit)	(1,712)	(1,307)	(1,499)	(1,063)	(972)	(731)	1,065

NRT Franchise Agreement - Revision of Prior Period Financial Statements

In connection with the preparation of our Registration Statement, we identified and corrected an error related to the allocation of the purchase price paid by Apollo in April 2007. Specifically, we previously identified the discounted cash flows generated from the Real Estate Franchise Services franchise agreement with NRT as a separately identifiable indefinite lived intangible asset. We have concluded that the value ascribed to this agreement should have been attributed to the Real Estate Franchise Services business unit as goodwill. Accordingly, we corrected our error through the elimination of the Real Estate Franchise Services franchise agreement with the NRT intangible asset and increased the value associated with our goodwill, which resulted in a concurrent decrease in our deferred income tax liability. In connection with these changes, we updated our impairment analyses which were completed in 2007 and 2008 and the revisions are reflected in the 2007 and 2008 information above. These revisions had no impact on our 2011, 2010 or 2009 consolidated statement of operations or cash flows for the years ended December 31, 2011, 2010 or 2009.

	Six Months Ended June 30,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Operating Statistics:
Real Estate Franchise Services (a)
Closed homesale sides (b)	471,229	435,688	909,610	922,341	983,516	995,622	1,221,206
Average homesale price (c)	$205,967	$198,513	$198,268	$198,076	$190,406	$214,271	$230,346
Average homesale brokerage commission rate (d)	2.55%	2.55%	2.55%	2.54%	2.55%	2.52%	2.49%
Net effective royalty rate (e)	4.68%	4.85%	4.84%	5.00%	5.10%	5.12%	5.03%
Royalty per side (f)	$256	$255	$256	$262	$257	$287	$298
Company Owned Real Estate Brokerage Services (g)
Closed homesale sides (b)	138,041	124,261	254,522	255,287	273,817	275,090	325,719
Average homesale price (c)	$429,267	$432,618	$426,402	$435,500	$390,688	$479,301	$534,056
Average homesale brokerage commission rate (d)	2.50%	2.49%	2.50%	2.48%	2.51%	2.48%	2.47%
Gross commission income per side (h)	$11,497	$11,625	$11,461	$11,571	$10,519	$12,612	$13,806
Relocation Services
Initiations (i)	86,168	81,541	153,269	148,304	114,684	136,089	132,343
Referrals (j)	36,305	33,095	72,169	69,605	64,995	71,743	78,828
Title and Settlement Services
Purchasing title and closing units (k)	50,538	45,190	93,245	94,290	104,689	110,462	138,824
Refinance title and closing units (l)	39,782	27,666	62,850	62,225	69,927	35,893	37,204
Average price per closing unit (m)	$1,350	$1,457	$1,409	$1,386	$1,317	$1,500	$1,471

(a)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment.
(b)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.
(c)	Represents the average selling price of closed homesale transactions.
(d)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction.
(e)

Represents the average percentage of our franchisees’ commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees. Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and are included in each of the real estate brands’ franchise disclosure documents. Non-standard incentives are occasionally used by the sales force as consideration for new or renewing franchisees. Due to the limited number of franchisees that receive these non-standard incentives, we believe excluding such incentives from the net effective royalty rate provides a more meaningful average for typical franchisees. We anticipate that as the housing market recovers and our franchise revenues increase, the impact of these non-standard incentives on the net effective royalty rate will decrease accordingly. The inclusion of these non-standard incentives would reduce the net effective royalty rate by approximately 20 basis points for the year ended December 31, 2011.
(f)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(g)	Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(h)	Represents gross commission income divided by closed homesale sides. Gross commission income includes commissions earned in homesale transactions and certain other activities, primarily leasing and property management transactions.
(i)	Represents the total number of transferees served by the relocation services business. Revenue is recognized when services are performed. The amounts presented for the year ended December 31, 2010 include 26,087 initiations as a result of the acquisition of Primacy in January 2010.
(j)	Represents the number of completed referral transactions from which we earned revenue from real estate brokers. The amounts presented for the year ended December 31, 2010 include 4,997 referrals as a result of the acquisition of Primacy in January 2010.
(k)	Represents the number of title and closing units processed as a result of home purchases.
(l)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(m)	Represents the average fee we earn on purchase title and refinancing title units.

In presenting the financial data above in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in millions. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a global provider of real estate and relocation services and report our operations in the following four segments:

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Real Estate Franchise Services (known as Realogy Franchise Group or RFG)—franchises the Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate brand names. As of June 30, 2012, our franchise system had approximately 13,500 franchised and company owned offices and approximately 238,500 independent sales associates (which included approximately 41,500 independent sales agents working with our company owned brokerage offices) operating under our franchise and proprietary brands in the U.S. and 102 other countries and territories around the world (internationally, generally through master franchise agreements). We franchise our real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. We provide a license to use the brand names, plus operational and administrative services and certain systems and tools that are designed to help our franchisees serve their customers and attract new, or retain existing, independent sales associates. Such services include national and local advertising programs, listing and agent-recruitment tools, including technology, training and purchasing discounts through our preferred vendor programs. Franchise revenue principally consists of royalty and marketing fees from our franchisees. The royalty received is primarily based on a percentage of the franchisee’s gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon closing of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. In the U.S. and generally in Canada, we employ a direct franchising model, however, in other parts of the world, we usually employ a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise. Under the master franchise model, we typically enter into long term franchise agreements (often 25 years in duration) and receive an initial area development fee and ongoing royalties. Royalty increases or decreases are recognized with little corresponding increase or decrease in expenses due to the operating efficiency within the franchise operations. In addition to royalties received from our independently owned franchisees, our Company Owned Real Estate Brokerage Services segment pays royalties to the Real Estate Franchise Services segment.

•

Company Owned Real Estate Brokerage Services (known as NRT)—operates a full-service real estate brokerage business principally under the Coldwell Banker®, ERA®, Corcoran Group®, Sotheby’s International Realty® and CitiHabitats brand names. As an owner-operator of real estate brokerages, we assist home buyers and sellers in listing, marketing, selling and finding homes. We earn commissions for these services, which are recorded upon the closing of a real estate transaction (i.e., purchase or sale of a home), which we refer to as gross commission income. We then pay commissions to independent real estate agents, which are recognized concurrently with associated revenues. We also operate a large independent residential REO asset manager. These REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

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Relocation Services (known as Cartus)—primarily offers clients employee relocation services such as homesale assistance, providing home equity advances to transferees (generally guaranteed by the client), home finding and other destination services, expense processing, relocation policy counseling and consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services. We provide these relocation services to corporate and affinity clients for the transfer of their employees. We earn revenues from fees charged to clients for the performance and/or facilitation of these services and recognize such revenue as services are provided. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client. For all homesale transactions, the value paid to the transferee is either the value per the underlying third party buyer contract with the transferee, which results in no gain or loss, or the appraised value as determined by independent appraisers. We generally earn interest income on the funds we advance on behalf of the transferring employee, which is typically based on prime rate or London Interbank Offer Rate (“LIBOR”) and recorded within other revenue (as is the corresponding interest expense on the securitization borrowings) in the consolidated statement of operations included elsewhere in this prospectus. Additionally, we earn revenue from real estate brokers and other third-party service providers. We recognize such fees from real estate brokers at the time the underlying property closes. For services where we pay a third-party provider on behalf of our clients, we generally earn a referral fee or commission, which is recognized at the time of completion of services.

•

Title and Settlement Services (known as Title Resource Group or TRG)—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business. We provide title and closing services, which include title search procedures for title insurance policies, homesale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes. We provide many of these services to third party clients in connection with transactions generated by our Company Owned Real Estate Brokerage and Relocation Services segments as well as various financial institutions in the mortgage lending industry. We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions.

As discussed under the heading “Current Industry Trends,” although the domestic residential real estate market has recently shown signs of recovery, it has been in a significant and lengthy downturn. As a result, our results of operations have been, and may continue to be, materially adversely affected.

July 2006 Separation from Cendant

Realogy was incorporated on January 27, 2006 to facilitate a plan by Cendant to separate into four independent companies—one for each of Cendant’s real estate services, travel distribution services (“Travelport”), hospitality services (including timeshare resorts) (“Wyndham Worldwide”) and vehicle rental businesses (“Avis Budget Group”). Prior to July 31, 2006, the assets of the real estate services businesses of Cendant were transferred to Realogy and, on July 31, 2006, Cendant distributed all of the shares of Realogy’s common stock held by it to the holders of Cendant common stock issued and outstanding on the record date for the distribution, which was July 21, 2006 (the “Separation”). The Separation was effective on July 31, 2006.

Before the Separation, Realogy entered into a Separation and Distribution Agreement, a Tax Sharing Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for Realogy’s relationships with Cendant and Cendant’s other businesses after the Separation. These agreements govern the relationships among Realogy, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among Realogy, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations attributable to periods prior to the Separation. Matters governed by these agreements have been substantially concluded other than the resolution of certain Cendant tax and other liabilities attributable to periods prior to the Separation.

April 2007 Merger Agreement with Affiliates of Apollo

On December 15, 2006, Realogy entered into an agreement and plan of merger with Holdings and Domus Acquisition Corp., which are affiliates of Apollo Management VI, L.P., an entity affiliated with Apollo Global Management, LLC. Under the merger agreement, Holdings acquired the outstanding shares of Realogy pursuant to the merger of Domus Acquisition Corp. with and into Realogy, with Realogy being the surviving entity (the “Merger”). The Merger was consummated on April 10, 2007. All of Realogy’s issued and outstanding common stock is currently owned by Intermediate, which is a direct, wholly owned subsidiary of Holdings.

Realogy incurred substantial indebtedness in connection with the Merger, the aggregate proceeds of which were sufficient to pay the aggregate merger consideration, repay a portion of Realogy’s then outstanding indebtedness and pay fees and expenses related to the Merger. Specifically, Realogy entered into the senior secured credit facility, issued unsecured notes and refinanced the credit facilities governing Realogy’s relocation securitization programs. In addition, investment funds affiliated with, or co-investment vehicles managed by, Apollo, as well as members of management who purchased our common stock with cash or through rollover equity, contributed $2,001 million to Realogy to complete the Merger Transactions, which was treated as a contribution to Realogy’s equity.

Current Industry Trends

Our businesses compete primarily in the domestic residential real estate market. This market is cyclical in nature and we believe that we are experiencing the beginning of a recovery after having been in a significant and prolonged downturn, which began in the second half of 2005. Based upon data published by NAR from 2005 to 2011, the number of annual U.S. existing homesale units declined by 40% and the median existing homesale price declined by 24%. Despite economic headwinds that particularly impacted the housing market, according to NAR, the number of existing homesale transactions for the past four years have been in the 4.1 to 4.3 million range on an annual basis. The signs of growth in the first eight months of 2012 were particularly evident with respect to year-over-year unit growth, due to favorable affordability trends reflective of low mortgage rates and lower home prices.

NAR reported a year-over-year increase of 9% in existing homesale transactions in the first eight months of 2012 compared to the first eight months of 2011 and is forecasting a 9% increase in existing homesale transactions for 2012 compared to 2011. For 2013, NAR is forecasting an 8% increase in homesales to 5.0 million units compared to 2012, although it noted in its May 2012 release that the number of homesales could rise to as many as 5.3 million units, or a 14% increase compared to 2012, with a return to more normal mortgage lending standards. Fannie Mae is forecasting existing homesale transactions for 2012 to increase 8% compared to 2011.

With respect to homesale prices, NAR reported a year-over-year increase of 5% in average homesale price in the first eight months of 2012 compared to the first eight months of 2011 and is forecasting median homesale prices for 2012 to increase 5% compared to 2011. NAR is also forecasting a 5% increase in median existing homesale prices in 2013 compared to 2012. Fannie Mae’s most recent forecast shows a 2% increase in median homesale price for 2012 compared to 2011.

The most recent NAR forecast estimates that the existing homesales transaction volume (i.e., median homesale price times existing homesale transactions) will increase 14% for the full year 2012 compared to 2011 and increase a further 14% in 2013 compared to 2012.

According to NAR, the housing affordability index has continued to improve as a result of the cumulative homesale price declines that began in 2007. An index above 100 signifies that a family earning the median income has more than enough income to qualify for a mortgage loan on a median-priced home, assuming a 20 percent down payment. The housing affordability index was 182 as of July 2012 and 185 for 2011 compared to 174 for 2010 and 169 for 2009. The overall improvement in this index could favorably impact a housing recovery. In addition, as rental prices have recently continued to rise, the cost of owning a home is now lower than the rental of a comparable property in the vast majority of U.S. metropolitan areas.

Interest rates continue to be at low levels by historical standards, which we believe has helped stimulate demand in the residential real estate market. According to Freddie Mac, interest rates on commitments for 30-year, conventional, fixed-rate first mortgages have decreased from 5.3% in December 2008 to 3.6% in August 2012. Continuing constraints on the housing market include conservative mortgage underwriting standards, increased down payment requirements and homeowners having limited or negative equity in homes in certain markets. Mortgage credit conditions have tightened significantly during this housing downturn, with banks limiting credit availability to more creditworthy borrowers and requiring larger down payments, stricter appraisal standards, and more extensive mortgage documentation. As a result, mortgages are less available to borrowers and it frequently takes longer to close a homesale transaction due to the enhanced mortgage and underwriting requirements.

CoreLogic, one of several third parties that track residential housing statistics, in its June 2012 press release, disclosed that there were 1.5 million units of “shadow inventory” (i.e., properties where the homeowner is seriously delinquent in meeting its mortgage obligations or where the property is in some stage of foreclosure or already a REO) as of April 2012 which is down from 1.8 million units as of April 2011. This inventory consists of approximately 720,000 units which are seriously delinquent (90 days or more), approximately 410,000 units which are in some stage of foreclosure and approximately 390,000 units which are already in REO. Although there have been concerns about significant shadow inventory, we do not believe that this will have a significant impact on our business, as the concentration of the shadow inventory is limited to a few regions of the country and the potential increase in unit sales activity should offset in whole or in part the adverse impact on home prices in these regions. Furthermore, according to NAR, the percentage of distressed properties has declined from 31% of sales in August 2011 to 22% of sales in August 2012, and institutions holding distressed mortgages have increasingly shifted activity away from REOs and focused on short sales, which are less disruptive to the market. In addition, an increase in housing inventory available for sale would be welcome in many housing markets given the significant decrease in overall housing inventory.

According to NAR, the inventory of existing homes for sale is 2.5 million homes at August 2012 and the inventory level has trended down from a record 4.0 million homes in July 2007, and is 18% below August 2011. The August 2012 inventory represents a supply of 6.1 months at the current sales pace. The inventory supply is returning to a more typical level and is acting as a stabilizing force on home prices. In addition, in many markets there are low levels of inventory at certain price points, which could limit sales activity over the near term.

Recent Legislative and Regulatory Matters

Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of regulating the financial services industry. The Dodd-Frank Act establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. These standards and practices include limitations, which are scheduled to become effective in 2013, on the amount that a mortgage originator may receive with respect to a “qualified mortgage,” including fees received by affiliates of the mortgage originator. Based upon the current legislation and the definition of a qualified mortgage, such limitation could adversely affect the fees received by TRG, as a provider of title and settlement services, in transactions originated by our joint venture, PHH Home Loans. While we are continuing to evaluate all aspects of the Dodd-Frank Act, legislation and regulations promulgated pursuant to such legislation as well as other legislation that may be enacted to reform the U.S. housing finance market could materially and adversely affect the mortgage and housing industries, result in heightened federal regulation and oversight of the mortgage and housing industries, disrupt mortgage availability, increase down payment requirements, increase mortgage costs, curtail affiliated business transactions and result in increased costs and potential litigation for housing market participants.

Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae, Freddie Mac and other government sponsored entities (“GSEs”), and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Substantial reduction in, or the elimination of, GSE demand for mortgage loans by reducing qualifying mortgages could have a material adverse effect on the mortgage industry and the housing industry in general and these provisions may reduce the availability or increase the cost of mortgages to certain individuals.

Potential Reform of the U.S. Housing Finance Market and Potential Wind-Down of Freddie Mac and Fannie Mae. In September 2008, the U.S. government placed Fannie Mae and Freddie Mac in conservatorship and has provided funding of billions of dollars to these entities to backstop shortfalls in their capital requirements. Congress also has held hearings on the future of Freddie Mac and Fannie Mae and other GSEs with a view towards further legislative reform. On February 11, 2011, the Obama Administration issued a report to the U.S. Congress outlining proposals to reform the U.S. housing finance market, including, among other things, reform designed to reduce government support for housing finance and the winding down of Freddie Mac and Fannie Mae over a period of years. Numerous pieces of legislation seeking various types of reform for the GSEs have been introduced in Congress. In August 2012, the U.S. Treasury announced modifications to its preferred stock investments in these entities that are aimed at winding these entities down through an orderly process. The modifications include an accelerated reduction of Fannie Mae and Freddie Mac’s investment portfolios, requiring these portfolios to be wound down at the annual rate of 15%, an increase from the 10% annual reduction in the prior agreements. The impact of that change is to reduce the investment portfolio of those entities to $250 billion four years ahead of the prior schedule. The modifications also include the U.S. government’s sweep of all quarterly profits generated by Fannie Mae and Freddie Mac to pay the quarterly cash dividends on the U.S. government’s preferred stock investments, thereby eliminating the prior practice of issuing additional preferred stock to the U.S. government (and thereby increasing its investment) to fund the quarterly cash dividend payments. Legislation, if enacted, or further regulation which curtails Freddie Mac and/or Fannie Mae’s activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders or cause other disruptions in the mortgage industry, any of which could have a materially adverse affect on the housing market in general and our operations in particular. Given the current uncertainty with respect to the extent, if any, of such reform, it is difficult to predict either the long-term or short-term impact of government action that may be taken. At present, the U.S. government also is attempting, through various avenues, to increase loan modifications for home owners with negative equity.

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We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability of housing, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. While the housing market has recently shown signs of a recovery, there remains substantial uncertainty with respect to the timing and scope of a sustained housing recovery. Factors that may negatively affect a sustained housing recovery include:

•	higher mortgage rates as well as reduced availability of mortgage financing;

•

lower unit sales, due to reduced inventory levels in certain markets at lower price points, the reluctance of first time homebuyers to purchase due to concerns about investing in a home and move-up buyers having limited or negative equity in homes;

•	lower average homesale price, particularly if banks and other mortgage servicers liquidate foreclosed properties that they are currently holding in certain concentrated affected markets;

•	continuing high levels of unemployment and associated lack of consumer confidence;

•	unsustainable economic recovery in the U.S. or a weak recovery resulting in only modest economic growth;

•	a lack of stability or improvement in home ownership levels in the U.S.; and

•

legislative or regulatory reform, including but not limited to reform that adversely impacts the financing of the U.S. housing market or amends the Internal Revenue Code in a manner that negatively impacts home ownership such as reform that reduces the amount that certain taxpayers would be allowed to deduct for home mortgage interest.

Many of the trends impacting our businesses that derive revenue from homesales also impact our Relocation Services business, which is a global provider of outsourced employee relocation services. In addition to general residential housing trends, key drivers of our Relocation Services business are corporate spending and employment trends which have recently shown signs of a recovery; however, there can be no assurance that corporate spending on relocation services will return to previous levels following any economic recovery.

Homesales

According to NAR, homesale transactions for 2011 increased 2% over 2010 and represent the fourth consecutive year that existing homesale transactions have been in the 4.1 to 4.3 million range on an annual basis, despite adverse economic conditions during that period. For the six months ended June 30, 2012, RFG and NRT homesale transactions increased 8% and 11%, respectively, due to an overall pick-up in homebuyer activity compared to the first half of 2011. The quarterly and annual year over year trend in homesale transactions is as follows:

	Full Year 2009 vs. 2008	Full Year 2010 vs. 2009	Full Year 2011 vs. 2010	2012 vs. 2011
				First Quarter	Second Quarter	Third Quarter Forecast	Fourth Quarter Forecast	Full Year 2012 vs. 2011 Forecast
Number of Homesales
Industry
NAR (a)	6%	(3)%	2%	5%	9%	10%	9%	9%
Fannie Mae (a)	6%	(3)%	2%	5%	9%	8%	7%	8%
Realogy
Real Estate Franchise Services	(1)%	(6)%	(1)%	7%	9%
Company Owned Real Estate Brokerage Services	—%	(7)%	—%	8%	13%

(a)	Existing homesale data, on a seasonally adjusted basis, is as of the most recent NAR and Fannie Mae press release.

As of their most recent releases, NAR and Fannie Mae are forecasting an increase in existing homesale transactions in 2012 of 9% and 8%, respectively, compared to 2011. For 2013, NAR and Fannie Mae are forecasting an increase of 8% and 3%, respectively, in existing homesale transactions for 2013 compared to 2012.

Homesale Price

In 2010, the percentage decrease in the average price of homes brokered by our franchisees and company owned offices significantly outperformed the percentage change in median home price reported by NAR, due to the geographic areas they serve, as well as, a greater impact from increased activity in the mid and higher price point segment of the housing market and less distressed homesale activity in our company owned offices compared to the prior year. NAR reported homesale price declines of 4% for the year ended December 31, 2011 compared to 2010 while our price was flat for RFG and down 2% for NRT. We believe that one significant reason, other than our geographic footprint, that accounts for the difference between our average homesale price and the median homesale price of NAR in 2011 compared to 2010 was due to the high level of distressed sales included in NAR’s data. For the six months ended June 30, 2012, the average homesale price was up 4% for RFG which was consistent with NAR’s average homesale price increase of 3% and down 1% for NRT due to a shift in the mix of business to more lower priced homes. We believe the improvement in price in 2012 is due to the low level of home inventory in many markets. The quarterly and annual year over year trend in the price of homes is as follows:

	Full Year 2009 vs. 2008	Full Year 2010 vs. 2009	Full Year 2011 vs. 2010	2012 vs. 2011
				First Quarter	Second Quarter	Third Quarter Forecast	Fourth Quarter Forecast	Full Year 2012 vs. 2011 Forecast
Price of Homes
Industry
NAR (a)	(13)%	—%	(4)%	—%	7%	7%	5%	5%
Fannie Mae (a)	(13)%	—%	(4)%	—%	7%	1%	2%	2%
Realogy
Real Estate Franchise Services	(11)%	4%	—%	—%	6%
Company Owned Real Estate Brokerage Services	(18)%	11%	(2)%	(3)%	—%

(a)	Existing homesale price data is for median price and is as of the most recent NAR and Fannie Mae press release.

As of their most recent releases, for 2012 NAR is forecasting a 5% increase in the median existing homesale price compared to 2011 and Fannie Mae is forecasting a 2% increase. For 2013 NAR is forecasting an increase of 5% in median homesale prices for 2013 compared to 2012 and Fannie Mae is forecasting median homesale prices to remain flat compared to 2012.

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While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us and NAR and Fannie Mae because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results. In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and their use of median price for their forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone. We also note that forecasts are inherently uncertain or speculative in nature and actual results for any period may materially differ. See “Market and Industry Data and Forecasts.”

Other Factors

Due to the prolonged downturn in the residential real estate market, a significant number of third party franchisees have experienced operating difficulties. As a result, many of our franchisees with multiple offices have reduced overhead and consolidated offices in an attempt to remain competitive in the marketplace. In addition, we have had to terminate franchisees due to non-reporting and non-payment which could adversely impact transaction volumes in the future. Due to the factors noted above, we continue to actively monitor the collectability of receivables and notes from our franchisees.

Key Drivers of Our Businesses

Within our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment, we measure operating performance using the following key operating statistics: (i) closed homesale sides, which represents either the “buy” side or the “sell” side of a homesale transaction, (ii) average homesale price, which represents the average selling price of closed homesale transactions and (iii) average homesale broker commission rate, which represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Our Real Estate Franchise Services segment is also impacted by the net effective royalty rate which represents the average percentage of our franchisees’ commission revenues payable to our Real Estate Franchise Services segment, net of volume incentives achieved. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees.

Prior to 2006, the average homesale broker commission rate was declining several basis points per year, the effect of which was more than offset by increases in homesale prices. From 2007 through the second quarter of 2012, the average broker commission rate remained fairly stable; however, we expect that, over the long term, the average brokerage commission rates will modestly decline.

The net effective royalty rate has been declining over the past three years. We would expect that, over the near term, the net effective royalty rate will continue to modestly decline due to an increased concentration of business with larger franchisees which earn higher volume incentives as well as our focus on strategic growth through relationships with larger established real estate companies which may pay a lower royalty rate. In addition, mergers and consolidations of distressed franchisees into larger franchisees can drive down the net effective royalty rate. The net effective rate can also be affected by a shift in volume amongst our brands which operate under different royalty rate arrangements.

Our Company Owned Real Estate Brokerage Services segment has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while our Real Estate Franchise Services segment has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment based upon geographic presence and the corresponding homesale activity in each geographic region.

Within our Relocation Services segment, we measure operating performance using the following key operating statistics: (i) initiations, which represent the total number of transferees we serve and (ii) referrals, which represent the number of referrals from which we earn revenue from real estate brokers. In our Title and Settlement Services segment, operating performance is evaluated using the following key metrics: (i) purchase title and closing units, which represent the number of title and closing units we process as a result of home purchases, (ii) refinance title and closing units, which represent the number of title and closing units we process as a result of homeowners refinancing their home loans, and (iii) average price per closing unit, which represents the average fee we earn on purchase title and refinancing title sides.

A decline in the number of homesale transactions and the decline in homesale prices has and could continue to adversely affect our results of operations by: (i) reducing the royalties we receive from our franchisees and company owned brokerages, (ii) reducing the commissions our company owned brokerage operations earn, (iii) reducing the demand for our title and settlement services, (iv) reducing the referral fees we earn in our relocation services business, and (v) increasing the risk of franchisee default due to lower homesale volume. Our results could also be negatively affected by a decline in commission rates charged by brokers.

The following table presents our drivers for the six months ended June 30, 2011 and 2012 and the years ended December 31, 2011, 2010 and 2009. See “Results of Operations” below for a discussion as to how the material drivers affected our business for the periods presented.

	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change	2010	2009	% Change
Real Estate Franchise Services (a)
Closed homesale sides	471,229	435,688	8%	909,610	922,341	(1%)	922,341	983,516	(6%)
Average homesale price	$205,967	$198,513	4%	$198,268	$198,076	— %	$198,076	$190,406	4%
Average homesale broker commission rate	2.55%	2.55%	— bps	2.55%	2.54%	1 bps	2.54%	2.55%	(1) bps
Net effective royalty rate	4.68%	4.85%	(17) bps	4.84%	5.00%	(16) bps	5.00%	5.10%	(10) bps
Royalty per side	$256	$255	— %	$256	$262	(2%)	$262	$257	2%
Company Owned Real Estate Brokerage Services
Closed homesale sides	138,041	124,261	11%	254,522	255,287	— %	255,287	273,817	(7%)
Average homesale price	$429,267	$432,618	(1%)	$426,402	$435,500	(2%)	$435,500	$390,688	11%
Average homesale broker commission rate	2.50%	2.49%	1 bps	2.50%	2.48%	2 bps	2.48%	2.51%	(3) bps
Gross commission income per side	$11,497	$11,625	(1%)	$11,461	$11,571	(1%)	$11,571	$10,519	10%
Relocation Services
Initiations (b)	88,168	81,541	6%	153,269	148,304	3%	148,304	114,684	29%
Referrals (c)	36,305	33,095	10%	72,169	69,605	4%	69,605	64,995	7%
Title and Settlement Services
Purchase title and closing units	50,538	45,190	12%	93,245	94,290	(1%)	94,290	104,689	(10%)
Refinance title and closing units	39,782	27,666	44%	62,850	62,225	1%	62,225	69,927	(11%)
Average price per closing unit	$1,350	$1,457	(7%)	$1,409	$1,386	2%	$1,386	$1,317	5%

(a)	Includes all franchisees except for our Company Owned Real Estate Brokerage Services segment.
(b)	Includes initiations of 26,087 for the year ended December 31, 2010, related to the Primacy acquisition in January 2010.
(c)	Includes referrals of 4,997 for the year ended December 31, 2010, related to the Primacy acquisition in January 2010.

The following table sets forth the impact on EBITDA for the year ended December 31, 2011 assuming either our homesale sides or average selling price of closed homesale transactions, with all else being equal, increased or decreased by 1%, 3% and 5%. Because we maintain a full valuation allowance on our deferred taxes, there is no difference between the impact to net income and the impact to EBITDA from hypothetical changes to homesale sides and average price. If we reverse our valuation allowance, the future impact of the estimated increase or decrease to net income would be approximately 40% lower for each hypothetical increase or decrease in homesale sides and average price. We believe that homesale sides and average selling prices are the two most important drivers of our business. However, the impact to EBITDA included in the table below is an estimate, and may change as a result of factors not considered, such as changes to the average broker commission rate, agent commissions and overhead costs.

	Homesale Sides/Average Price (1)	Decline of			Increase of
		5%	3%	1%	1%	3%	5%
	(units and price in thousands)	($ in millions)
Homesale sides change impact on:
Real Estate Franchise Services (2)	910 sides	$(12)	$(7)	$(2)	$2	$7	$12
Company Owned Real Estate Brokerage Services (3)	255 sides	$(43)	$(26)	$(9)	$9	$26	$43
Homesale average price change impact on:
Real Estate Franchise Services (2)	$198	$(12)	$(7)	$(2)	$2	$7	$12
Company Owned Real Estate Brokerage Services (3)	$426	$(43)	$(26)	$(9)	$9	$26	$43

(1)	Average price represents the average selling price of closed homesale transactions.
(2)	Increase/(decrease) relates to impact on non-company owned real estate brokerage operations only.
(3)	Increase/(decrease) represents impact on company owned real estate brokerage operations and related intercompany royalties to our real estate franchise services operations.

Results of Operations

Discussed below are our consolidated results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and EBITDA. EBITDA is defined as net income (loss) before depreciation and amortization, interest expense, net (other than Relocation Services interest for securitization assets and securitization obligations) and income taxes, each of which is presented on our consolidated statements of operations included elsewhere in this prospectus. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for further discussion of our presentation of EBITDA and a reconciliation of EBITDA to the nearest GAAP measure.

Three Months Ended June 30, 2012 vs. Three Months Ended June 30, 2011

Our consolidated results comprised the following:

	Three Months Ended June 30,
	2012	2011	Change
Net revenues	$1,309	$1,179	$130
Total expenses (1)	1,340	1,203	137

Loss before income taxes, equity in earnings and noncontrolling interests	(31)	(24)	(7)
Income tax expense	8	1	7
Equity in earnings of unconsolidated entities	(15)	(4)	(11)

Net loss	(24)	(21)	(3)
Less: Net income attributable to noncontrolling interests	(1)	(1)	—

Net loss attributable to Holdings	$(25)	$(22)	$(3)

(1)	Total expenses for the three months ended June 30, 2012 include $2 million of restructuring costs. Total expenses for the three months ended June 30, 2011 include $3 million of restructuring costs, offset by a net benefit of $12 million of former parent legacy items.

Net revenues increased $130 million (11%) for the three months ended June 30, 2012 compared with the three months ended June 30, 2011, principally due to an increase in revenues for the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment primarily due to higher homesale transaction volume as well as an increase in revenues for the Title and Settlement Services segment due to higher resale volume, refinancing volume and underwriter volume.

Total expenses increased $137 million (11%) primarily due to:

•	a $114 million increase in commission and other agent-related costs, operating, marketing and general and administrative expenses primarily related to:

•

an $85 million increase in commission expense for the Company Owned Real Estate Brokerage Services segment due to increased volume, $9 million in incremental employee related costs and a $6 million increase in franchise fees paid to RFG, partially offset by $10 million of lower operating expenses primarily as a result of restructuring and cost-saving activities;

•

an increase in expenses for the Real Estate Franchise Service segment, primarily due to $10 million for a settlement of a legal matter and $3 million of incremental employee related costs partially offset by a $3 million decrease in marketing expenses; and

•

an increase in variable operating expenses for the Title and Settlement segment of $11 million as a result of increases in resale, refinancing and underwriter volume and a $2 million increase in incremental employee related costs.

The incremental employee related costs noted above were primarily due to $15 million of expense for the 2012 bonus plan which is in addition to $10 million of expense being recognized for the 2011-2012 retention plan whereas in the second quarter of 2011 only $10 million of expense was being recognized for the retention plan. As a result, there is $15 million of incremental employee related costs in the second quarter of 2012 compared to the second quarter of 2011.

•

an increase of $15 million in interest expense for the three months ended June 30, 2012 compared to the three months ended June 30, 2011 as a result of incremental interest related to the offering of the First Lien Notes and the New First and a Half Lien Notes (the “2012 Senior Secured Notes Offering”); and

•	a reduction in the net benefit of former parent legacy items of $12 million due to benefits received in 2011 that did not recur in 2012.

Our provision for income taxes in interim periods is computed by applying our estimated annual effective tax rate against the income (loss) before income taxes for the period. In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur. No federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations. Income tax expense for the three months ended June 30, 2012 was $8 million. This expense included $6 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $2 million was recognized for foreign and state income taxes for certain jurisdictions.

Following is a more detailed discussion of the results of each of our reportable segments during the three months ended June 30, 2012 and 2011:

	Revenues (a)			EBITDA (b)			Margin
	2012	2011	% Change	2012	2011	% Change	2012	2011	Change
Real Estate Franchise Services	$170	$160	6%	$99	$97	2%	58%	61%	(3)
Company Owned Real Estate Brokerage Services	994	884	12	78	48	63	8	5	3
Relocation Services	109	110	(1)	30	32	(6)	28	29	(1)
Title and Settlement Services	106	90	18	14	12	17	13	13	—
Corporate and Other	(70)	(65)	*	(18)	(2)	*

Total Company	$1,309	$1,179	11%	$203	$187	9%	16%	16%	—

Less: Depreciation and amortization				44	47
Interest expense, net				176	161
Income tax expense				8	1

Net loss attributable to Holdings				$(25)	$(22)

*	not meaningful

(a)	Includes the elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $70 million and $65 million during the three months ended June 30, 2012 and 2011, respectively.

(b)	EBITDA for the three months ended June 30, 2012 includes $2 million of restructuring costs. EBITDA for the three months ended June 30, 2011 includes $3 million of restructuring costs offset by the net benefit of $12 million of former parent legacy items.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues remained constant at 16% for the three months ended June 30, 2012 compared to the same period in 2011 primarily due to a $12 million increase in equity earnings related to our investment in PHH Home Loans and a $10 million decrease in other operating expenses for the Company Owned Real Estate Brokerage Services Segment offset by $15 million of incremental employee related costs and $10 million of incremental legal expenses.

On a segment basis, the Real Estate Franchise Services segment margin decreased 3 percentage points to 58% from 61%. The three months ended June 30, 2012 reflected increases in legal and employee related expenses partially offset by increases in franchisee royalty revenue due to an increase in homesale transactions. The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 8% from 5% in the prior period. The three months ended June 30, 2012 reflected an increase in the number of homesale transactions. The Relocation Services segment margin decreased 1 percentage point to 28% from 29% in the comparable prior period primarily due to flat revenues and higher employee related costs. The Title and Settlement Services segment margin remained constant at 13%.

Corporate and Other EBITDA for the three months ended June 30, 2012 decreased $16 million to negative $18 million primarily due to the absence of a net benefit of $12 million of former parent legacy items that occurred in the three months ended June 30, 2011 and $3 million of incremental employee related costs.

Real Estate Franchise Services

Revenues increased $10 million to $170 million and EBITDA increased $2 million to $99 million for the three months ended June 30, 2012 compared with the same period in 2011.

The increase in revenues was driven by a $7 million increase in third-party domestic franchisee royalty revenues due to a 9% increase in the number of homesale transactions along with a 6% increase in the average homesale price, partially offset by a lower net effective royalty rate as a result of our larger affiliates achieving higher volume levels. Marketing revenues and related expense decreased $3 million primarily due to lower television and online advertising spend during the second quarter of 2012 compared to the same period in 2011.

The increase in revenues was also attributable to a $6 million increase in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $65 million and $59 million during the second quarter of 2012 and 2011, respectively, are eliminated in consolidation. See “—Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenues increase for the Real Estate Franchise Services segment.

The $2 million increase in EBITDA was principally due to the $13 million increase in royalty revenue discussed above and a $2 million reduction in bad debt expense, partially offset by a $10 million increase in legal expenses primarily due to a settlement of a legal matter and a $3 million increase in employee related expenses.

Company Owned Real Estate Brokerage Services

Revenues increased $110 million to $994 million and EBITDA increased $30 million to $78 million for the three months ended June 30, 2012 compared with the same period in 2011.

The increase in revenues, excluding REO revenues, of $114 million was due to increased commission income earned on homesale transactions which was primarily driven by a 13% increase in the number of homesale transactions while the average price of homes remained flat. We believe the 13% increase in homesale transactions was due to higher activity in the Midwest, New England and California markets and the flat average homesale price is reflective of industry trends in the markets we serve. Separately, revenues from our REO asset management company decreased by $4 million to $3 million in the three months ended June 30, 2012 compared to the same period in 2011 due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

EBITDA increased $30 million due to:

•	$110 million increase in revenues discussed above;

•	a $12 million increase in equity earnings related to our investment in PHH Home Loans; and

•	a $10 million decrease in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities and employee costs.

These increases were partially offset by an $85 million increase in commission expenses paid to real estate agents as a result of the increase in revenues, a $6 million increase in royalties paid to the Real Estate Franchise Services segment and a $9 million increase in employee related costs. Commission expense as a percentage of gross commission income increased slightly compared to the same period in 2011, caused by the mix of business. Commission schedules are generally progressive to incentivize agents with higher levels of production.

Relocation Services

Revenues decreased $1 million to $109 million and EBITDA decreased $2 million to $30 million for the quarter ended June 30, 2012 compared with the same quarter in 2011.

The decrease in revenues was primarily driven by a $4 million decrease in at-risk revenues due to lower at-risk transaction volume and a $1 million decrease in financial income due to higher securitization interest expense as a result of the new Apple Ridge agreement during the second quarter of 2012 compared to 2011. The decrease was partially offset by a $4 million increase in referral fees due to increased transaction volume and higher home values compared to the same quarter in 2011.

EBITDA decreased $2 million as a result of a $3 million increase in employee related costs, a $2 million increase in operating costs, primarily due to higher volume related staffing costs and the $1 million decrease in revenue discussed above. The increase in operating costs is higher than the change in revenues in the three months ended June 30, 2012 compared with the same quarter in 2011, primarily due to incremental staffing associated with the increase in initiations, where related revenues will be recognized in later periods as services are provided. These factors were partially offset by a $3 million reduction in costs for at-risk transactions due to lower volume and a $2 million net reduction in insurance loss reserves due to an improvement in claim activity.

Title and Settlement Services

Revenues increased $16 million to $106 million and EBITDA increased $2 million to $14 million for the quarter ended June 30, 2012 compared with the same quarter in 2011.

The increase in revenues was primarily driven by a $7 million increase in resale volume, a $5 million increase in underwriter revenue and a $4 million increase in refinancing transactions. Resale title and closing units increased 14% and refinance title and closing units increased 64% while average price per closing decreased 5% for the quarter ended June 30, 2012 compared with the same quarter in 2011. The decrease in the average price per closing unit was primarily due to a greater percentage of total closing units being derived from refinancing closings, which have a lower average price than resale closings.

EBITDA increased $2 million as a result of the increase in revenues partially offset by a $9 million increase in variable operating costs as a result of the increase in transaction volume, as well as $2 million of increased costs related to the expansion of the lender channel and a $2 million increase in employee related expenses.

Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2011

Our consolidated results comprised the following:

	Six Months Ended June 30,
	2012	2011	Change
Net revenues	$2,184	$2,010	$174
Total expenses (1)	2,410	2,270	140

Loss before income taxes, equity in earnings and noncontrolling interests	(226)	(260)	34
Income tax expense	15	2	13
Equity in earnings of unconsolidated entities	(25)	(4)	(21)

Net loss	(216)	(258)	42
Less: Net income attributable to noncontrolling interests	(1)	(1)	—

Net loss attributable to Holdings	$(217)	$(259)	$42

(1)	Total expenses for the six months ended June 30, 2012 include $5 million of restructuring costs and $6 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items. Total expenses for the six months ended June 30, 2011 include $5 million of restructuring costs and $60 million related to the 2011 Refinancing Transactions, partially offset by a net benefit of $14 million of former parent legacy items.

Net revenues increased $174 million (9%) for the six months ended June 30, 2012 compared with the six months ended June 30, 2011, principally due to an increase in revenues for the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment due to higher homesale transaction volume.

Total expenses increased $140 million (6%) primarily due to:

•	a $156 million increase in commission and other agent-related costs, operating, marketing and general and administrative expenses primarily related to:

•

a $113 million increase in commission expense for the Company Owned Real Estate Brokerage Services segment due to increased volume, $10 million in incremental employee related costs and an $8 million increase in franchise fees paid to RFG, partially offset by $21 million lower operating expenses primarily as a result of restructuring and cost-saving activities;

•

an increase in expenses for the Real Estate Franchise Service segment, primarily due to $13 million of incremental legal expenses, a $5 million increase in marketing expenses and $5 million of incremental employee related costs;

•	$6 million of incremental employee related costs for the Relocation Services segment and an increase in operating costs related to incremental staffing needs; and

•

an increase in variable operating expenses for the Title and Settlement segment of $15 million as a result of increases in resale, refinancing and underwriter volume and $3 million of incremental employee related costs.

The incremental employee related costs noted above were primarily due to $30 million of expense for the 2012 bonus plan which is in addition to $20 million of expense being recognized for the 2011-2012 retention plan, whereas in the first half of 2011 only $21 million of expense was being recognized for the retention plan. As a result, during the first half of 2012, there is approximately $30 million of incremental employee related costs compared to the first half of 2011.

•

a net increase in interest expense of $6 million as a result of incremental interest related to the 2012 Senior Secured Notes Offering offset by the absence of $17 million of interest expense due to the de-designation of interest rate swaps and $7 million due to the write-off of financing costs as a result of the 2011 Refinancing Transactions which occurred in the first six months of 2011;

•	a reduction in the net benefit of former parent legacy items of $11 million due to benefits received in 2011 that did not recur in 2012; and

•

offset by a decrease of $30 million related to the loss on the early extinguishment of debt which was $6 million for the six months ended June 30, 2012 compared to $36 million for the six months ended June 30, 2011.

Our provision for income taxes in interim periods is computed by applying our estimated annual effective tax rate against the income (loss) before income taxes for the period. In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur. No federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations. Income tax expense for the six months ended June 30, 2012 was $15 million. This expense included $12 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $3 million for foreign and state income taxes for certain jurisdictions.

Following is a more detailed discussion of the results of each of our reportable segments during the six months ended June 30, 2012 and 2011:

	Revenues (a)			EBITDA (b)			Margin
	2012	2011	% Change	2012	2011	% Change	2012	2011	Change
Real Estate Franchise Services	$299	$278	8%	$160	$159	1%	54%	57%	(3)
Company Owned Real Estate Brokerage Services	1,611	1,471	10	61	11	455	4	1	3
Relocation Services	197	197	—	34	42	(19)	17	21	(4)
Title and Settlement Services	194	173	12	16	14	14	8	8	—
Corporate and Other	(117)	(109)	*	(38)	(50)	*	32	46	(14)

Total Company	$2,184	$2,010	9%	$233	$176	32%	11%	9%	2

Less: Depreciation and amortization				89	93
Interest expense, net (c)				346	340
Income tax expense				15	2

Net loss attributable to Holdings				$(217)	$(259)

*	not meaningful
(a)	Includes the elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $117 million and $109 million during the six months ended June 30, 2012 and 2011, respectively.
(b)	EBITDA for the six months ended June 30, 2012 includes $5 million of restructuring costs and $6 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items. EBITDA for the six months ended June 30, 2011 includes $5 million of restructuring costs and $36 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $14 million of former parent legacy items.
(c)	Interest expense for the six months ended June 30, 2011 includes $24 million due to the de-designation of interest rate swaps and the write-off of deferred financing costs as a result of the 2011 Refinancing Transactions.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues increased 2 percentage points for the six months ended June 30, 2012 compared to the same period in 2011, primarily due to improved margins at the Company Owned Real Estate Brokerage segment, partially offset by $30 million of incremental employee related costs, $13 million of incremental legal expenses and a reduction in the net benefit of former parent legacy items of $11 million.

On a segment basis, the Real Estate Franchise Services segment margin decreased 3 percentage points to 54% from 57%. The six months ended June 30, 2012 reflected increases in franchisee royalty revenues due to an increase in homesale transactions offset by the timing of marketing spend into the first half of 2012 for Century 21 advertising that took place during Super Bowl XLVI and increases in legal expenses and employee related expenses. The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 4% from 1% in the prior period. The six months ended June 30, 2012 reflected an increase in the number of homesale transactions offset by a 1% decrease in average homesale price. The Relocation Services segment margin decreased 4 percentage points to 17% from 21% in the comparable prior period, primarily due to flat revenues and incremental employee related costs. The Title and Settlement Services segment margin remained flat at 8% due to increases in revenue and related variable operating costs as well as incremental employee related costs.

Corporate and Other EBITDA for the six months ended June 30, 2012 improved $12 million to negative $38 million from negative $50 million, primarily due to a $30 million reduction in the loss on the early extinguishment of debt, which was $6 million as a result of the 2012 Senior Secured Notes Offering, compared to

$36 million as a result of the 2011 Refinancing Transactions partially offset by a reduction in the net benefit of former parent legacy items of $11 million and incremental employee related costs of $4 million during the first half of 2012.

Real Estate Franchise Services

Revenues increased $21 million to $299 million and EBITDA increased $1 million to $160 million for the six months ended June 30, 2012 compared with the same period in 2011.

The increase in revenues was driven by a $9 million increase in third-party domestic franchisee royalty revenues, due to an 8% increase in the number of homesale transactions along with a 4% increase in the average homesale price, partially offset by a lower net effective royalty rate as a result of our larger affiliates achieving higher volume levels. In addition, marketing revenues and related marketing expenses increased $4 million and $5 million, respectively, primarily due to the timing of advertising spend for Century 21 compared to the same period in 2011.

The increase in revenues was also attributable to an $8 million increase in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $109 million and $101 million during the first half of 2012 and 2011, respectively, are eliminated in consolidation. See “—Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenue increase for the Real Estate Franchise Services segment.

The $1 million increase in EBITDA was principally due to the $17 million increase in royalty revenues noted above and a $3 million decrease in operating expenses, partially offset by $13 million of legal expenses due to the settlement of a legal matter and other incremental legal expenses, a $5 million increase in employee related costs and a net $1 million decrease in EBITDA due to marketing activities.

Company Owned Real Estate Brokerage Services

Revenues increased $140 million to $1,611 million and EBITDA increased $50 million to $61 million for the six months ended June 30, 2012 compared with the same period in 2011.

The increase in revenues, excluding REO revenues, of $147 million was due to increased commission income earned on homesale transactions, which was primarily driven by an 11% increase in the number of homesale transactions, partially offset by a 1% decrease in average price of homes sold. We believe the 11% increase in homesale transactions and the 1% decrease in the average price of homes sold is reflective of industry trends in the markets we serve. Separately, revenues from our REO asset management company decreased by $7 million to $7 million in the six months ended June 30, 2012 compared to the same period in 2011, due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

EBITDA increased $50 million due to:

•	a $140 million increase in revenues discussed above;

•	a $22 million increase in equity earnings related to our investment in PHH Home Loans; and

•	a $21 million decrease in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities and employee costs.

These increases were partially offset by a $113 million increase in commission expenses paid to real estate agents as a result of the increase in revenues, a $10 million increase in employee related costs, an $8 million increase in royalties paid to the Real Estate Franchise Services segment and a $2 million increase in marketing expenses due to increased transaction volume. Commission expense as a percentage of gross commission income increased slightly compared to the same period in 2011, caused by the mix of business. Commission schedules are generally progressive to incentivize agents with higher levels of production.

Relocation Services

Revenues remained flat at $197 million and EBITDA decreased $8 million to $34 million for the six months ended June 30, 2012 compared with the same period in 2011.

Revenues remained flat primarily due to a $5 million increase in referral fees due to increased transaction volume and higher home values, $2 million of higher international revenues due to increased transaction volume offset by a $5 million decrease in at-risk revenue driven by lower at-risk transaction volume and a $2 million decrease in financial income due to higher securitization interest expense as a result of the new Apple Ridge agreement. The increase in referral revenues year over year was slightly lower than the increase in referral volume due to a shift in mix of business.

EBITDA decreased $8 million as a result of a $6 million increase in operating costs driven by higher volume. The increase in operating costs is higher than the change in revenues in the six months ended June 30, 2012 compared with the same period in 2011, primarily due to incremental staffing associated with the increase in initiations where related revenues will be recognized in later periods as services are provided. EBITDA was further impacted by a $6 million increase in employee related costs, partially offset by a reduction in costs of $4 million for at-risk transactions due to lower at-risk transaction volume and a $2 million net reduction in insurance loss reserves due to an improvement in claim activity.

Title and Settlement Services

Revenues increased $21 million to $194 million and EBITDA increased $2 million to $16 million for the six months ended June 30, 2012 compared with the same period in 2011.

The increase in revenues was primarily driven by a $10 million increase in resale volume, a $6 million increase in underwriter revenues and a $4 million increase in refinancing transactions. Resale title and closing units increased 12% and refinance title and closing units increased 44% while average price per closing decreased 7% for the six months ended June 30, 2012 compared with the same period in 2011. The decrease in the average price per closing unit was primarily due to a greater percentage of total closing units being derived from refinance closings, which have a lower average price than resale closings.

EBITDA increased as a result of the increase in revenues partially offset by an increase of $13 million in variable operating costs due to an increase in volume, as well as, $2 million of increased costs related to the expansion of the lender channel and $3 million of incremental employee related costs.

2012 Restructuring Program

During the first six months of 2012, we committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. We currently expect to incur restructuring charges of $10 million in 2012. As of June 30, 2012, the Company Owned Real Estate Brokerage Services recognized $2 million of personnel related expenses and $1 million of facility related expenses. The Relocation Services and the Title and Settlement Services segments each recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability was $2 million.

2011 Restructuring Program

During 2011, we committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. We incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services segment recognized $1 million of personnel related expenses and the Title and Settlement Services segment recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability was $2 million.

Prior Restructuring Programs

We committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2010. At December 31, 2011, the remaining liability for these various restructuring activities was $17 million. During the three months ended June 30, 2012, we utilized $4 million of the remaining accrual, resulting in a remaining liability of $13 million related to future lease payments.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

Our consolidated results were comprised of the following:

	Year Ended December 31,
	2011	2010	Change
Net revenues	$4,093	$4,090	$3
Total expenses (1)	4,526	4,084	442

Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(439)
Income tax expense (benefit)	32	133	(101)
Equity in earnings of unconsolidated entities	(26)	(30)	4

Net loss	(439)	(97)	(342)
Less: Net income attributable to noncontrolling interests	(2)	(2)	—

Net loss attributable to Holdings	$(441)	$(99)	$(342)

(1)	Total expenses for the year ended December 31, 2011 include $11 million of restructuring costs, $1 million of merger costs and $60 million related to the 2011 Refinancing Transactions, partially offset by a net benefit of $15 million of former parent legacy items. Total expenses for the year ended December 31, 2010 include $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.

Net revenues increased $3 million for the year ended December 31, 2011 compared with the year ended December 31, 2010 principally due to an increase in revenues for the Title and Settlement Services segment due to higher refinance and title insurance premiums and the Relocation Services segment due to volume increases. These increases were offset by decreases in homesale transaction volume at the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment as a result of the absence of the homebuyer tax credit in 2011.

Total expenses increased $442 million (11%) primarily due to:

•

the absence of a net benefit of $323 million of parent legacy items as a result of tax and other liability adjustments which occurred in 2010 compared to a net benefit of $15 million of former parent legacy items in 2011;

•

the impact of the 2011 Refinancing Transactions, which resulted in a $36 million loss on the early extinguishment of debt as well as an increase in interest expense of $17 million as a result of the de-designation of interest rate swaps and $7 million due to the write-off of financing costs; and

•	a $51 million increase in operating, marketing and general and administrative expenses primarily due to:

•

an increase in variable operating expenses for the Title and Settlement Services segment of $25 million as a result of increases in underwriter and refinancing volume and $3 million increase in legal expenses;

•

an increase in expenses for the Real Estate Franchise Service segment, primarily due to $10 million of incremental legal expenses, $7 million of incremental employee related costs, $5 million of incremental expenses related to the international business conferences for all of our brands in 2011 that were not held in 2010 and a $4 million increase in marketing expenses;

•

an increase in variable operating expenses for the Relocation Services segment of $11 million primarily as a result of increases in international volume and $5 million of incremental employee related costs; and

•

partially offset by a decrease of $30 million in operating expenses at the Company Owned Real Estate Brokerage Services segment due to restructuring and cost-saving activities as well as reduced employee related costs.

Our income tax expense for the year ended December 31, 2011 was $32 million and was comprised of the following:

•	$19 million of income tax expense which was primarily due to an increase in deferred tax liabilities associated with indefinite-lived intangible assets; and

•	$13 million of income tax expense for foreign and state income taxes in certain jurisdictions.

No federal income tax benefit was recognized for the current period due to the recognition of a full valuation allowance for domestic operations.

Following is a more detailed discussion of the results of each of our reportable segments for the years ended December 31, 2011 and 2010:

	Revenues (a)		% Change	EBITDA (b) (c)		% Change	Margin		Change
	2011	2010		2011	2010		2011	2010
Real Estate Franchise Services	$557	$560	(1)%	$320	$352	(9)%	57%	63%	(6)
Company Owned Real Estate Brokerage Services	2,970	3,016	(2)	56	80	(30)	2	3	(1)
Relocation Services	423	405	4	115	109	6	27	27	—
Title and Settlement Services	359	325	10	29	25	16	8	8	—
Corporate and Other	(216)	(216)	*	(77)	269	*

Total Company	$4,093	$4,090	—%	$443	$835	(47)%	11%	20%	(9)

Less: Depreciation and amortization				186	197
Interest expense, net (d)				666	604
Income tax expense (benefit)				32	133

Net loss attributable to Holdings				$(441)	$(99)

*	not meaningful
(a)	Revenues include elimination of transactions between segments, which primarily consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $216 million and $216 million during the years ended December 31, 2011 and 2010, respectively.
(b)	EBITDA for the year ended December 31, 2011 includes $11 million of restructuring costs, $1 million of merger costs and $36 million loss on the early extinguishment of debt, partially offset by a net benefit of $15 million of former parent legacy items.
(c)	EBITDA for the year ended December 31, 2010 includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.

(d)	Includes $24 million of incremental interest expense in 2011 which is comprised of $17 million due to the de-designation of interest rate swaps from an accounting perspective and $7 million due to the write-off of financing costs as a result of the 2011 Refinancing Transactions.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues decreased 9 percentage points for the year ended December 31, 2011 compared to the same period in 2010 primarily due to a net benefit of $323 million of former parent legacy items resulting from tax and other liability adjustments in 2010 compared to a net benefit of $15 million of former parent legacy items for 2011. In addition, there was a decrease in current year EBITDA due to a $36 million loss on the early extinguishment of debt as well as a decrease in homesale transaction volume at the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment as well as increased expenses at the Real Estate Franchise Services segment.

On a segment basis, the Real Estate Franchise Services segment margin decreased 6 percentage points to 57% from 63% in the comparable prior period due to an increase in legal expenses, employee related expenses, incremental expenses related to the international business conferences and other expenses. The Company Owned Real Estate Brokerage Services segment margin decreased 1 percentage point to 2% from 3% in the comparable prior period due to a slight decrease in the number of homesale transactions and a decrease in equity earnings related to our investment in PHH Home Loans, partially offset by lower operating expenses primarily as a result of restructuring and cost-saving activities. The Relocation Services segment margin remained at 27% and the Title and Settlement Services segment margin remained at 8%.

Corporate and Other EBITDA for the year ended December 31, 2011 decreased $346 million to negative $77 million primarily due to a net benefit of $323 million in 2010 of former parent legacy items resulting from tax and other liability adjustments compared to a net benefit of $15 million in 2011 from former parent legacy items for the same comparable period and a $36 million loss on the early extinguishment of debt as a result of the 2011 Refinancing Transactions.

Real Estate Franchise Services

Revenues decreased $3 million to $557 million and EBITDA decreased $32 million to $320 million for the year ended December 31, 2011 compared with the same period in 2010.

The decrease in revenue was driven by a $10 million decrease in third-party domestic franchisee royalty revenues due to a 1% decrease in the number of homesale transactions and a lower net effective royalty rate as our larger affiliates are achieving higher volume levels. Average homesale price remained flat compared to 2010.

The decrease in revenue was also attributable to a $2 million decrease in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $204 million and $206 million during 2011 and 2010, respectively, are eliminated in consolidation. See “—Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenue decrease for Real Estate Franchise Services segment.

These decreases were partially offset by a $7 million increase in marketing revenue compared to the same period in 2010 and a $3 million increase in area development fees.

The decrease in EBITDA was due to the decrease in revenues discussed above, as well as:

•

a $10 million increase in legal expenses primarily due to higher legal costs and legal reserves and the reversal of litigation accruals in 2010 due to a favorable legal outcome and an insurance reimbursement;

•	an increase in employee related costs of $7 million;

•	incremental expenses of $5 million related to the international business conferences for all of our brands in 2011;

•	an increase in marketing expense of $4 million; and

•	a $2 million impairment of a cost method investment.

Company Owned Real Estate Brokerage Services

Revenues decreased $46 million to $2,970 million and EBITDA decreased $24 million to $56 million for the year ended December 31, 2011 compared with the same period in 2010.

Excluding REO revenues, revenues decreased $33 million primarily due to decreased commission income earned on homesale transactions. This decrease was driven by a 2% decrease in the average price of homes sold while the number of homesale transactions remained flat and an increase in the average broker commission rate. We believe the 2% decrease in the average price of homes sold and flat homesale transactions were reflective of industry trends in the markets we served. Separately, revenues from our REO asset management company decreased by $13 million to $23 million in the year ended December 31, 2011 compared to the same period in 2010 due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

EBITDA decreased $24 million due to the decrease in revenues discussed above, as well as:

•	$14 million related to additional operating costs related to late 2010 acquisitions; and

•	a $4 million decrease in equity earnings related to our investment in PHH Home Loans;

partially offset by,

•	a $44 million decrease in operating expenses, net of inflation, due to restructuring and cost-saving activities as well as reduced employee costs; and

•	a $2 million decrease in royalties paid to our Real Estate Franchise Services segment.

Relocation Services

Revenues increased $18 million to $423 million and EBITDA increased $6 million to $115 million for the year ended December 31, 2011 compared with the same period in 2010.

The increase in revenues was primarily driven by $19 million of incremental international revenue due to increased transaction volume and a $4 million increase in relocation service fee revenues primarily due to higher domestic transaction volume. These increases were partially offset by a $5 million decrease in at-risk revenue due to fewer closings in 2011 compared to 2010.

EBITDA increased $6 million primarily as a result of the increase in revenues discussed above and a $3 million decrease in restructuring expenses, partially offset by an $8 million increase in operating expenses due to higher volume related international costs and an $8 million increase due to higher employee related costs.

Title and Settlement Services

Revenues increased $34 million to $359 million and EBITDA increased $4 million to $29 million for the year ended December 31, 2011 compared with the same period in 2010.

The increase in revenues was primarily driven by a $32 million increase in underwriter revenue and a $2 million increase in volume from refinancing transactions. EBITDA increased $4 million as a result of the increase in revenues discussed above partially offset by an increase of $25 million in variable operating costs as a result of the increase in underwriter and refinancing volume noted above and $3 million increase in legal expenses.

2011 Restructuring Program

During 2011, we committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services and Title and Settlement Services segments each recognized $1 million of facility and personnel related expenses. At December 31, 2011, the remaining liability was $3 million.

2010 Restructuring Program

During 2010, we committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. We recognized $21 million for the year ended December 31, 2010. The Company Owned Real Estate Brokerage Services segment recognized $9 million of facility related expenses, $3 million of personnel related expenses and $1 million of expense related to asset impairments. The Relocation Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Title and Settlement Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Corporate and Other segment recognized $2 million of facility related expenses. At December 31, 2011, the remaining liability was $3 million.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

Our consolidated results were comprised of the following:

	Year Ended December 31,
	2010	2009	Change
Net revenues	$4,090	$3,932	$158
Total expenses (1)	4,084	4,266	(182)

Income (loss) before income taxes, equity in earnings and noncontrolling interests	6	(334)	340
Income tax benefit	133	(50)	183
Equity in (earnings) losses of unconsolidated entities	(30)	(24)	(6)

Net loss	(97)	(260)	163
Less: Net income attributable to noncontrolling interests	(2)	(2)	—

Net loss attributable to Holdings	$(99)	$(262)	$163

(1)	Total expenses for the year ended December 31, 2010 include $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments. Total expenses for the year ended December 31, 2009 include $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of $55 million recorded at Cartus related to Wright Express Corporation (”WEX”) partially offset by $21 million of expenses recorded at Corporate) and a gain on the extinguishment of debt of $75 million.

Net revenues increased $158 million (4%) for the year ended December 31, 2010 compared with the year ended December 31, 2009 principally due to an increase in the average price of homes sold and the impact of the Primacy acquisition.

Total expenses decreased $182 million (4%) primarily due to a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments compared to a net benefit of $34 million of former parent legacy items during the same period in 2009 which was primarily comprised of $55 million of tax receivable payments from WEX, as well as a decrease in restructuring expenses of $49 million compared to the same period in 2009. The decrease in expenses was partially offset by an $82 million increase in commission expenses paid to real estate agents due to increased gross commission income, the absence of a $75 million gain on the extinguishment of debt included in expenses in 2009, as well as a $21 million increase in interest expense.

Our income tax expense for the year ended December 31, 2010 was $133 million and was comprised of the following:

•

$109 million of income tax expense was recorded for the reduction of certain deferred tax assets as a result of our former parent company’s IRS examination settlement of Cendant’s taxable years 2003 through 2006;

•	$22 million of income tax expense was recorded for an increase in deferred tax liabilities associated with indefinite-lived intangible assets; and

•	$2 million of income tax expense was recognized primarily for foreign and state income taxes for certain jurisdictions.

No Federal income tax benefit was recognized for the current period due to the recognition of a full valuation allowance for domestic operations.

Following is a more detailed discussion of the results of each of our reportable segments for the years ended December 31, 2010 and 2009.

	Revenues (a)		% Change	EBITDA (b) (c)		% Change	Margin
	2010	2009		2010	2009		2010	2009	Change
Real Estate Franchise Services	$560	$538	4%	$352	$323	9%	63%	60%	3
Company Owned Real Estate Brokerage Services	3,016	2,959	2	80	6	1,233	3	—	3
Relocation Services	405	320	27	109	122	(11)	27	38	(11)
Title and Settlement Services	325	328	(1)	25	20	25	8	6	2
Corporate and Other (d)	(216)	(213)	*	269	(6)	*

Total Company	$4,090	$3,932	4%	$835	$465	80%	20%	12%	8

Less: Depreciation and amortization				197	194
Interest expense, net				604	583
Income tax expense (benefit)				133	(50)

Net loss attributable to Holdings				$(99)	$(262)

*	not meaningful
(a)	Revenues include elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $216 million and $213 million during the year ended December 31, 2010 and 2009, respectively.
(b)	EBITDA for the year ended December 31, 2010 includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.
(c)	EBITDA for the year ended December 31, 2009 includes $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of
$55 million recorded at Cartus related to WEX partially offset by $21 million of expenses recorded at Corporate).

(d)	EBITDA includes unallocated corporate overhead and a gain on the extinguishment of debt of $75 million for the year ended December 31, 2009.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues increased 8 percentage points for the year ended December 31, 2010 compared to the same period in 2009 primarily due to a $289 million increase in former parent legacy benefits as well as improvements in operating results from our Real Estate Franchise Services and Company Owned Real Estate Brokerage Services segments.

On a segment basis, the Real Estate Franchise Services segment margin increased 3 percentage points to 63% from 60% in the prior period. The year ended December 31, 2010 reflected a decline in homesale transactions, primarily in the second half of the year, largely offset by higher average homesale prices. In addition, the segment had lower bad debt and notes reserve expense.

The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 3% from zero in the comparable prior period. The year ended December 31, 2010 reflected an increase in the average homesale price and lower operating expenses primarily as a result of restructuring and cost-saving activities partially offset by a decrease in the number of homesale transactions. Sales volume for the year ended December 31, 2010 benefited from the homebuyer tax credit in the first half of the year as well as a notable increase in activity at the mid and higher end of the housing market throughout the year.

The Relocation Services segment margin decreased 11 percentage points to 27% from 38% in the comparable prior period primarily due to the absence in 2010 of $55 million of tax receivable payments from WEX in 2009, partially offset by reduced employee costs and other cost saving initiatives.

The Title and Settlement Services segment margin increased 2 percentage points to 8% from 6% in the comparable prior period primarily due to cost reductions which more than offset the slight decrease in revenue.

Corporate and Other EBITDA for the year ended December 31, 2010 increased $275 million to $269 million due to a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments compared to a net cost of $21 million of former parent legacy items for the same period in 2009. The increase was also due to the absence in 2010 versus 2009 of a $14 million writedown of a cost method investment. The net increase was partially offset by the absence in 2010 versus 2009 of a $75 million gain on debt extinguishment and $11 million of proceeds from a legal settlement.

Real Estate Franchise Services

Revenues increased $22 million to $560 million and EBITDA increased $29 million to $352 million for the year ended December 31, 2010 compared with the same period in 2009.

Intercompany royalties from our Company Owned Real Estate Brokerage Services segment increased $4 million from $202 million in 2009 to $206 million in 2010. These intercompany royalties are eliminated in consolidation through the Corporate and Other segment and therefore have no impact on consolidated revenues and EBITDA, but do affect segment level revenues and EBITDA. See “—Company Owned Real Estate Brokerage Services” for a discussion as to the drivers related to this period over period revenue increase for real estate franchise services.

International revenue increased $4 million during the year ended December 31, 2010, while third-party domestic franchisee royalty revenue decreased $11 million compared to the prior year due to a 6% decrease in the number of homesale transactions partially offset by a 4% increase in the average homesale price. In addition, marketing revenue and related marketing expenses increased $27 million and $22 million, respectively.

The $29 million increase in EBITDA was principally due to the increase in revenues discussed above, a $17 million decrease in bad debt and note reserves expense as a result of improved collection activities compared to the prior period and a $7 million decrease in expenses related to conferences and franchisee events.

Company Owned Real Estate Brokerage Services

Revenues increased $57 million to $3,016 million and EBITDA increased $74 million to $80 million for the year ended December 31, 2010 compared with the same period in 2009.

Excluding REO revenues, revenues increased $87 million primarily due to increased commission income earned on homesale transactions which was driven by an 11% increase in the average price of homes sold, partially offset by a 7% decrease in the number of homesale transactions and a decrease in the average broker commission rate. The increase in the average homesale price and lower average broker commission rate are primarily the result of a shift in homesale activity from lower to higher price points. We believe the 7% decrease in homesale transactions is reflective of industry trends in the markets we serve and the decrease may have been higher if the housing market was not aided by the 2010 homebuyer tax credit program in the first half of 2010, particularly in locations which have lower average homesale prices. Separately, revenues from our REO asset management company decreased by $30 million to $36 million in the year ended December 31, 2010 compared to the same period in 2009 due to generally reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

EBITDA increased $74 million due to the $57 million increase in revenues discussed above as well as:

•	a decrease in restructuring expense of $35 million for the year ended December 31, 2010 compared to the same period in the prior year;

•	a decrease of $60 million in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities as well as reduced employee costs;

•	an increase of $6 million in equity earnings related to our investment in PHH Home Loans; and

•	a decrease of $5 million in marketing costs due to cost reduction initiatives;

partially offset by:

•	an increase of $82 million in commission expenses paid to real estate agents as a result of the increase in revenues earned on homesale transactions; and

•	an increase of $4 million in royalties paid to our Real Estate Franchise Services segment as a result of the increase in revenues earned on homesale transactions.

Relocation Services

Revenues increased $85 million to $405 million, including $75 million related to Primacy, and EBITDA decreased $13 million to $109 million, despite an increase of $14 million related to Primacy, for the year ended December 31, 2010 compared with the same period in 2009.

Relocation revenue, excluding the Primacy acquisition, increased $10 million and was primarily driven by a $7 million increase in international revenue due to higher transaction volume. The acquisition of Primacy in January 2010 contributed $75 million of revenue during the year ended December 31, 2010, which primarily consisted of $31 million of referral and domestic relocation service fee revenue, $25 million of government at-risk revenue and $14 million of international revenue.

EBITDA, excluding the Primacy acquisition, decreased $27 million for the year ended December 31, 2010 compared with the same period in 2009 due to the absence in 2010 of $55 million of tax receivable payments from WEX. Absent the impact of the WEX tax receivable payments and the Primacy results, EBITDA increased $28 million primarily as a result of a $12 million decrease in other operating expenses as a result of reduced employee costs and other cost-saving initiatives, a $9 million decrease in restructuring expenses, and a $4 million year over year reduction in legal expenses. EBITDA, excluding the impact of the WEX tax receivable payments, increased $42 million.

Title and Settlement Services

Revenues decreased $3 million to $325 million and EBITDA increased $5 million to $25 million for the year ended December 31, 2010 compared with the same period in 2009.

The decrease in revenues was primarily driven by an $11 million decrease in resale volume and a $7 million decrease in volume from refinancing transactions partially offset by a $13 million increase in underwriter revenue. The refinancing activity was weighted towards the second half of 2010 when mortgage rates fell below 5% for an extended period of time. EBITDA increased $5 million primarily due to $7 million of cost reductions offset by the decrease in revenues discussed above.

2010 and 2009 Restructuring Programs

During the years ended December 31, 2010 and 2009, we committed to various initiatives targeted principally at reducing costs and enhancing organizational efficiencies while consolidating existing processes and facilities. The following are total restructuring charges by segment as of December 31:

	2010		2009
	Expense Recognized and Other Additions		Expense Recognized and Other Additions (b)
Real Estate Franchise Services	$—		$3
Company Owned Real Estate Brokerage Services	13		52
Relocation Services	4	(a)	9
Title and Settlement Services	3		3
Corporate and Other	2		7

	$22		$74

(a)	Includes $1 million of unfavorable lease liability recorded in purchase accounting for Primacy which was reclassified to restructuring liability as a result of us restructuring certain facilities after the acquisition date.
(b)	During the year ended December 31, 2009, we reversed $4 million in the Consolidated Statement of Operations related to restructuring accruals established in 2006 through 2008.

Financial Condition, Liquidity and Capital Resources

Financial Condition

	June 30, 2012	December 31, 2011	Change
Total assets	$7,362	$7,350	$12
Total liabilities	9,074	8,849	225
Total equity (deficit)	$(1,712)	$(1,499)	$(213)

For the six months ended June 30, 2012, total assets increased $12 million, primarily as a result of a $41 million increase in relocation receivables, a $27 million increase in trade receivables and a $13 million increase in other non-current assets, partially offset by a decrease in franchise agreements intangible assets, other intangibles and property and equipment of $34 million, $21 million and $14 million, respectively, due to amortization and depreciation.

Total liabilities increased $225 million, principally due to a $185 million increase in indebtedness. Accrued expenses and other current liabilities increased $63 million, primarily due to an increase in accrued interest of $18 million, an increase in accrued debt financing costs of $14 million related to the 2012 Senior Secured Note Offering as well as an increase in accounts payable of $30 million. These increases were partially offset by a $60 million decrease in securitization obligations.

Total equity (deficit) decreased $213 million, primarily due to the net loss attributable to Holdings of $217 million for the six months ended June 30, 2012.

Year Ended December 31, 2011

	December 31, 2011	December 31, 2010	Change
Total assets	$7,350	$7,569	$(219)
Total liabilities	8,849	8,632	217
Total equity (deficit)	(1,499)	(1,063)	(436)

For the year ended December 31, 2011, total assets decreased $219 million primarily as a result of a decrease in cash and cash equivalents of $49 million, a $21 million decrease in other current assets, a decrease in franchise agreements intangible assets, other intangibles and property and equipment of $67 million, $39 million and $21 million, respectively, due to amortization and depreciation and an $10 million decrease in deferred taxes.

Total liabilities increased $217 million principally due to a $258 million increase in long term debt, primarily as a result of the 2011 Refinancing Transactions, partially offset by a $24 million decrease in due to former parent and a $19 million decrease in accounts payable.

Total equity (deficit) decreased $436 million primarily due to the net loss attributable to Holdings of $441 million for the year ended December 31, 2011.

Liquidity and Capital Resources

Our liquidity position has been negatively affected by the substantial interest expense on our debt obligations and the unfavorable conditions in the real estate market resulting in negative operating cash flows. Our liquidity position would also be adversely impacted by our inability to access our relocation securitization programs and could be adversely impacted by our inability to access the capital markets. In addition, our short-term liquidity position from time to time has been and may continue to be negatively affected by seasonal fluctuations in the residential real estate brokerage business.

Following the completion of this offering and related transactions, our outstanding indebtedness (assuming debt balances as of June 30, 2012) will be reduced by approximately $2.8 billion, or 38%, and our annualized interest expense will decline by approximately $330 million (including the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. In addition to the expected reduction of our outstanding indebtedness in connection with this offering and related transactions, we believe that we are experiencing the beginning of a recovery in the residential real estate market and we have seen improvement in affordability and an increase in homesale sides at our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment. However, we are not certain whether such improvement will lead to a sustained recovery and cannot predict when the residential real estate industry will return to a period of sustainable growth. Moreover, if the residential real estate market or the economy as a whole does not improve or deteriorates, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business.

Our primary liquidity needs have been to service our debt and finance our working capital and capital expenditures, which we have historically satisfied with cash flows from operations and funds available under our revolving credit facilities and securitization facilities. Primarily as a consequence of our cash interest obligations and before giving effect to this offering and related transactions, we expect to experience negative cash flows in 2012 given our operating environment. However, assuming conditions in the real estate market do not deteriorate, given our availability under our extended revolving credit facility and other sources of liquidity which we believe are available to us, we believe we will be able to meet our cash flow needs through June 30, 2013. Given the expected significant reduction of indebtedness and related interest expense in connection with this offering and related transactions, we believe our ability to meet our cash flow needs will be significantly enhanced, and we expect that we will generate free cash flows which we intend to utilize to further reduce our overall indebtedness.

Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. Consequently, our debt balances are generally at their highest levels at or around the end of the first and fourth quarters of every year.

We will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness and extending maturities. There can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.

Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Cash Flows

Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2011

At June 30, 2012, we had $138 million of cash and cash equivalents, a decrease of $5 million compared to the balance of $143 million at December 31, 2011. The following table summarizes our cash flows for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,
	2012	2011	Change
Cash provided by (used in):
Operating activities	$(93)	$(194)	$101
Investing activities	(30)	(24)	(6)
Financing activities	118	179	(61)
Effects of change in exchange rates on cash and cash equivalents	—	1	(1)

Net change in cash and cash equivalents	$(5)	$(38)	$33

For the six months ended June 30, 2012, we utilized $101 million less cash in operations compared to the same period in 2011. For the six months ended June 30, 2012, $93 million of cash was used in operating activities primarily due to negative cash flows from operating results of $125 million after $320 million of cash interest payments as well as an increase in trade receivables and relocation receivables of $27 million and $41 million, respectively, partially offset by an increase in accounts payable, accrued expenses and other liabilities of $82 million. For the six months ended June 30, 2011, $194 million of cash was used in operating activities due to negative cash flows from operating results of $121 million after $287 million of cash interest payments as well as an increase in trade receivables and relocation receivables of $32 million and $41 million, respectively.

We receive cash dividends from our investment in PHH Home Loans, a joint venture with PHH Corporation whereby PHH Home Loans is the recommended provider of mortgages for our real estate brokerage and relocation services customers. We received cash dividends from PHH Home Loans of $20 million, $25 million, and $8 million during the years ended December 31, 2011, 2010, and 2009, respectively. As discussed in the notes to the PHH Home Loans financial statements, PHH Home Loans provides residential mortgage banking services, including the origination and ultimate sale of such mortgage loans. The nature and timing of the sale of mortgages and related short term borrowings to fund the loan originations may create a disconnect between net cash used in operating activities (as shown on PHH Home Loan’s statement of cash flows included elsewhere in this prospectus) and cash available to distribute as dividends. Due to the rapid resale of Mortgages Held for Sale to third-party permanent investors, there is a short time period between when income is recorded and the subsequent collection of cash associated with that income. We expect that PHH Home Loans will continue to generate income and will be able to provide corresponding dividends as a continuing source of our cash flows, although the level of future dividends will continue to be dependent upon a sustainable recovery in the residential real estate market.

For the six months ended June 30, 2012, we used $6 million more cash for investing activities compared to the same period in 2011. For the six months ended June 30, 2012, $30 million of cash was used for $19 million of property and equipment additions, $4 million of acquisition related payments, a $3 million increase in restricted cash and the purchase of certificates of deposit for $4 million. For the six months ended June 30, 2011, $24 million of cash was used in investing activities primarily due to $25 million of property and equipment additions, $4 million of acquisition related payments partially offset by net proceeds from certificates of deposit of $9 million.

For the six months ended June 30, 2012, $61 million less cash was provided from financing activities compared to the same period in 2011. For the six months ended June 30, 2012, $118 million of cash was provided as a result of the issuance of $593 million of First Lien Notes and $325 million of First and a Half Lien Notes partially offset by $640 million of term loan facility repayments, the repayment of revolver borrowings of $94 million and $61 million of securitization obligation repayments. For the six months ended June 30, 2011, $179 million of cash was provided by financing activities and was comprised of $700 million of proceeds from the issuance of the First and a Half Lien Notes, $98 million related to the proceeds from the extension of the term loan facility and an increase in incremental revolver borrowings of $125 million, partially offset by $703 million of term loan facility repayments and the payment of $34 million of debt issuance costs.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

At December 31, 2011, we had $143 million of cash and cash equivalents, a decrease of $49 million compared to the balance of $192 million at December 31, 2010. The following table summarizes our cash flows for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010	Change
Cash provided by (used in):
Operating activities	$(192)	$(118)	$(74)
Investing activities	(49)	(70)	21
Financing activities	192	124	68
Effects of change in exchange rates on cash and cash equivalents	—	1	(1)

Net change in cash and cash equivalents	$(49)	$(63)	$14

For the year ended December 31, 2011, we used $74 million of additional cash in operations compared to the same period in 2010. For the year ended December 31, 2011, $192 million of cash was used in operating activities due to negative cash flows from operating results of $201 million after $608 million of cash interest payments, partially offset by an increase in accounts payable, accrued expenses and other liabilities of $23 million. For the year ended December 31, 2010, $118 million of cash was used in operating activities due to uses of cash related to trade receivables and relocation receivables of $9 million and $27 million, respectively, as well as by negative cash flows from operating results of $152 million after $550 million of cash interest payments, partially offset by sources of cash related to accounts payable and relocation properties held for sale of $30 million and $43 million, respectively.

For the year ended December 31, 2011, we used $21 million less cash for investing activities compared to the same period in 2010. For the year ended December 31, 2011, $49 million of cash was used in investing activities primarily due to $49 million of property and equipment additions and acquisition related payments of $6 million, partially offset by a $6 million change in restricted cash and net proceeds from certificates of deposit of $5 million. For the year ended December 31, 2010, $70 million of cash was used in investing activities and was primarily due to $49 million of property and equipment additions, $17 million related to acquisition related payments and the purchase of certificates of deposit for $9 million, partially offset by proceeds from the sale of assets of $5 million.

For the year ended December 31, 2011, we generated $68 million more cash from financing activities compared to the same period in 2010. For the year ended December 31, 2011, $192 million of cash was provided by financing activities and was comprised of $700 million of proceeds from the issuance of the Existing First and a Half Lien Notes, $98 million related to the proceeds from the extension of the term loan facility and an increase in incremental revolver borrowings of $145 million, partially offset by $706 million of term loan facility repayments and the payment of $35 million of debt issuance costs. On December 14, 2011, Realogy entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program which resulted in the pay off of the 2007 securitization notes and issuance of the 2011 securitization notes under the extended securitization facility. For the year ended December 31, 2010, $124 million of cash was provided by financing activities and was comprised of $142 million of proceeds from drawings on our unsecured revolving credit facilities and additional securitization obligations of $27 million, partially offset by $32 million of term loan facility repayments.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

At December 31, 2010, we had $192 million of cash and cash equivalents, a decrease of $63 million compared to the balance of $255 million at December 31, 2009. The following table summarizes our cash flows for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009	Change
Cash provided by (used in):
Operating activities	$(118)	$341	$(459)
Investing activities	(70)	(47)	(23)
Financing activities	124	(479)	603
Effects of change in exchange rates on cash and cash equivalents	1	3	(2)

Net change in cash and cash equivalents	$(63)	$(182)	$119

For the year ended December 31, 2010 we used $459 million of additional cash in operations compared to the same period in 2009. For the year ended December 31, 2010, $118 million of cash was used in operating activities due to uses of cash related to trade receivables and relocation receivables of $9 million and $27 million, respectively, as well as by negative cash flows from operating results of $152 million after $550 million of cash interest payments, partially offset by sources of cash related to accounts payable and relocation properties held for sale of $30 million and $43 million, respectively. For the year ended December 31, 2009, $341 million of cash was provided by operating activities and was comprised of sources of cash related to relocation receivables and relocation properties held for sale of $442 million and $22 million, respectively, and trade receivables and accounts payable of $40 million and $26 million, respectively, partially offset by negative cash flows from operating results of $200 million after $487 million of cash interest payments.

For the year ended December 31, 2010 we used $23 million more cash for investing activities compared to the same period in 2009. For the year ended December 31, 2010, $70 million of cash was used in investing activities and was primarily due to $49 million of property and equipment additions, $17 million related to acquisition related payments and the purchase of certificates of deposit for $9 million, partially offset by proceeds from the sale of assets of $5 million. For the year ended December 31, 2009, $47 million of cash was used in investing activities and was primarily comprised of $40 million of property and equipment additions and $5 million related to acquisition related payments.

For the year ended December 31, 2010 we provided $603 million more cash from financing activities compared to the same period in 2009. For the year ended December 31, 2010, $124 million of cash was provided by financing activities and was comprised of $142 million of proceeds from drawings on our unsecured revolving credit facilities and additional securitization obligations of $27 million, partially offset by $32 million of term loan facility repayments. For the year ended December 31, 2009, $479 million of cash was used in financing activities and was comprised of $410 million of securitization obligation repayments, a decrease in incremental revolver borrowings of $515 million and $32 million of term loan facility repayments, partially offset by proceeds of $500 million related to the issuance of the Second Lien Loans.

Financial Obligations

Indebtedness Table

As of June 30, 2012, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	$363	$109	$165
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	108	105	3
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes (5)	11.00%	April 2014	41	41	—
Senior Subordinated Notes (6)	12.375%	April 2015	190	188	—
Extended Maturity Notes:
Senior Notes (7)	11.50%	April 2017	492	489	—
Senior Notes (8)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (9)
Apple Ridge Funding LLC		December 2013	400	245	155
Cartus Financing Limited (10)		Various	63	22	41

			$8,061	$7,602	$364

(1)	The available capacity under this facility was reduced by $89 million of outstanding letters of credit as of June 30, 2012. On September 27, 2012, the Company had $20 million outstanding on the extended revolving credit facility and $95 million of outstanding letters of credit, leaving $248 million of available capacity.

(2)	Interest rates with respect to revolving loans under the senior secured credit facility are based on, at our option, (a) adjusted LIBOR plus 3.25% or (b) ABR plus 2.25% in each case subject to reductions based on the attainment of certain leverage ratios.

(3)	Interest rates with respect to term loans under the senior secured credit facility are based on, at our option, (a) adjusted LIBOR plus 4.25% or (b) the higher of the Federal Funds Effective Rate plus 1.75% and ABR plus 3.25%.
(4)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility; $50 million is due in January 2013, $50 million is due in July 2013, and $5 million is due in August 2013.
(5)	On April 16, 2012, the Company redeemed $11 million principal amount of the outstanding Senior Toggle Notes at par.
(6)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $2 million.
(7)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.
(8)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.
(9)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.
(10)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2013.

Indebtedness Incurred in Connection with the Merger and Subsequent Debt Transactions

We incurred indebtedness in 2007 in connection with the Merger, which included borrowings under our senior secured credit facility and the issuance of unsecured notes. We borrowed an initial amount of $3,170 million term loan facility under the senior secured credit facility (consisting of $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility) with original maturity dates of October 2013. The $1,950 million initial term loan facility was used by us to finance a part of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. In addition, we used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of our previously existing senior notes, including, without limitation, the payment of fees and expenses. We issued an original aggregate principal amount of $3,125 million of the Existing Notes with maturity dates in 2014 and 2015 to finance a part of the Merger, including, without limitation, payment of fees and expenses.

In 2009, 2011 and 2012, we completed various debt transactions, which are detailed below, which resulted in the following: (1) additional flexibility with respect to compliance with our senior secured leverage ratio under our senior secured credit facility; (2) the extension of the maturities of certain portions of our indebtedness; (3) additional liquidity to fund operations; and (4) the issuance of approximately $2,110 million of Convertible Notes.

In September and October 2009, we incurred $650 million of Second Lien Loans under the senior secured credit facility, the net proceeds of which were used to pay down outstanding balances on the revolving credit facility under the senior secured credit facility and for working capital as well as to exchange $150 million of Second Lien Loans for $221 million aggregate principal amount of outstanding Senior Toggle Notes.

On January 5, 2011, we completed private exchange offers, relating to our then outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for Convertible Notes due 2018, $632 million of Existing Notes due 2014 and 2015 were tendered for Extended Maturity Notes due 2017 and 2018 and $303 million of Existing Notes remained outstanding.

Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016; and (iv) allowed for the issuance of First and a Half Lien Notes, which would not be counted as senior secured debt for purposes of determining our compliance with the senior secured leverage ratio covenant under the senior secured credit facility.

On February 3, 2011, we issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act, the net proceeds of which, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.

The Debt Exchange Offering, the Senior Secured Credit Facility Amendment, the offering of the Existing First and a Half Lien Notes and the related transactions are collectively referred to herein as the 2011 Refinancing Transactions.

On February 2, 2012, we issued $593 million of First Lien Notes due 2020 and $325 million of New First and a Half Lien Notes due 2020 in a private offering exempt from the registration requirements of the Securities Act. We used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of our non-extended term loan borrowings under our senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under our non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under our extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), we reduced the commitments under our non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.

* * * *

Senior Secured Credit Facility

The senior secured credit facility consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which was utilized in connection with the incurrence of the Second Lien Loans (as summarized below).

We use the revolving credit facility for, among other things, working capital and other general corporate purposes.

The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and all of their domestic subsidiaries, other than certain excluded subsidiaries, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.

The Second Lien Loans are secured by liens on the assets of Realogy, Intermediate and by the subsidiary guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans, the First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans interest payments are payable semi-annually on April 15 and October 15 of each year. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments. We intend to use a portion of the net proceeds from this offering to prepay, promptly following the closing of this offering, all of the outstanding Second Lien Loans in accordance with the terms of our senior secured credit facility. See “Use of Proceeds.”

The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of our obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $186 million at June 30, 2012, of which $43 million will expire in October 2013 and $143 million will expire in October 2016. As of June 30, 2012, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.

Our senior secured credit facility contains financial, affirmative and negative covenants and requires us to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, our total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this prospectus, we refer to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations or the Unsecured Notes. At June 30, 2012, our senior secured leverage ratio was 4.08 to 1.0.

We have the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Intermediate equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If we are unable to maintain compliance with the senior secured leverage ratio and fail to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.

If an event of default occurs under the senior secured credit facility, and we fail to obtain a waiver from the lenders, our financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the First and a Half Lien Notes or the Unsecured Notes;

any of which could result in an event of default under the First and a Half Lien Notes, the Unsecured Notes and our Apple Ridge Funding LLC securitization program.

If we were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility, which assets also secure our other secured indebtedness. Realogy has pledged the majority of its assets as collateral to secure such indebtedness. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings, then we may not have sufficient assets to repay the senior secured credit facility and our other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

First Lien Notes

The $593 million of First Lien Notes are senior secured obligations of Realogy and mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum and interest is payable semiannually on

January 15 and July 15 of each year (the first interest payment date was July 15, 2012). The First Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility and certain of Realogy’s outstanding securities. The First Lien Notes are also guaranteed by the Company, on an unsecured senior subordinated basis. The First Lien Notes are secured by the same collateral as Realogy’s existing secured obligations under its senior secured credit facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing Realogy’s first lien obligations under the senior secured credit facility, and (ii) senior to the collateral liens securing Realogy’s other secured obligations not secured by a first priority lien, including the First and a Half Lien Notes and the Second Lien Loans.

First and a Half Lien Notes

The First and a Half Lien Notes are senior secured obligations of Realogy. The $700 million of Existing First and a Half Lien Notes mature on February 15, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year. The New First and a Half Lien Notes mature on January 15, 2020. The $325 million of New First and a Half Lien Notes bear interest at a rate of 9.0% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment date was July 15, 2012). The First and a Half Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility and certain of Realogy’s outstanding securities. The First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First and a Half Lien Notes are secured by the same collateral as Realogy’s existing secured obligations under its senior secured credit facility, but the priority of the collateral liens securing the First and a Half Lien Notes is (i) junior to the collateral liens securing Realogy’s first lien obligations under its senior secured credit facility and the First Lien Notes, and (ii) senior to the collateral liens securing the Second Lien Loans. The priority of the collateral liens securing each series of the First and a Half Lien Notes is equal to one another.

Other Bank Indebtedness

Realogy has separate revolving U.S. credit facilities under which it could borrow up to $100 million at June 30, 2012 and $125 million at December 31, 2011 and a separate U.K. credit facility under which it could borrow up to £5 million (approximately $8 million) at June 30, 2012 and December 31, 2011. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility, including the synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal. As of June 30, 2012, Realogy had outstanding borrowings of $105 million under these credit facilities. Realogy has $50 million due in January 2013, $50 million due in July 2013, and $5 million outstanding on an $8 million capacity facility due in August 2013. For the six months ended June 30, 2012 and June 30, 2011, the weighted average interest rate under the U.S. credit facilities was 2.9% with interest payable either monthly or quarterly.

Unsecured Notes

On April 10, 2007, Realogy issued in a private placement $1,700 million of 10.50% Senior Notes, $550 million of Senior Toggle Notes and $875 million of 12.375% Senior Subordinated Notes. On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the Convertible Notes. On the settlement date of the Debt Exchange Offering, Realogy issued (i) $492 million aggregate principal amount of 11.50% Senior Notes, (ii) $130 million aggregate principal amount of 12.00% Senior Notes and (iii) $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.

The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.

The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.

Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note outstanding on April 15, 2012 for the periods that Realogy elected to pay PIK Interest. As a result, on April 16, 2012, Realogy redeemed $11 million principal amount of the outstanding Senior Toggle Notes.

The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.

The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility and certain of Realogy’s outstanding securities. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.

We intend to use a portion of the net proceeds from this offering to repurchase or redeem substantially concurrently with the closing of this offering all of the outstanding 10.50% Senior Notes and Senior Toggle Notes in accordance with the terms of the respective indentures. See “Use of Proceeds.”

Convertible Notes

The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into common stock at any time prior to April 15, 2018. The Significant Holders have agreed to convert all of the Convertible Notes held by them into shares of common stock concurrently with the closing of this offering. As of September 4, 2012, the Significant Holders held in the aggregate approximately $1.903 billion aggregate principal amount of Convertible Notes, which, once converted, will result in the issuance of an additional 82,131,954 shares of common stock promptly following the closing of this offering, including the additional shares issued pursuant to the Significant Holders letter agreements. To the extent that any Convertible Notes not owned by the Significant Holders are converted into common stock, the portion of the net proceeds of this offering that would have been used to pay the redemption price for such Convertible Notes will instead be applied to the repayment of our other indebtedness. See “Use of Proceeds” and footnote 8 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.”

We intend to issue a redemption notice to holders of approximately $207 million aggregate principal amount of Convertible Notes on the closing date of this offering, which will specify that the redemption date will be on the 31st day following the date of such notice.

Loss (Gain) on the Early Extinguishment of Debt and Write-Off of Deferred Financing Costs

As a result of the 2012 Senior Secured Notes Offering, we recorded a loss on the early extinguishment of debt of $6 million during the six months ended June 30, 2012.

As a result of the 2011 Refinancing Transactions, we recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the six months ended June 30, 2011.

On September 24, 2009, Realogy and certain affiliates of Apollo entered into an agreement with a third party pursuant to which Realogy exchanged approximately $221 million aggregate principal amount of Senior Toggle Notes held by it for $150 million aggregate principal amount of Second Lien Loans. The third party also sold the balance of the Senior Toggle Notes it held for cash to an affiliate of Apollo in a privately negotiated transaction and used a portion of the cash proceeds to participate as a lender in the Second Lien Loan transaction. The transaction with the third party closed concurrently with the initial closing of the Second Lien Loans. As a result of the exchange, the Company recorded a gain on the extinguishment of debt of $75 million.

Securitization Obligations

We have secured obligations through Apple Ridge Funding LLC, a securitization program with a borrowing capacity of $400 million and expiration date of December 2013.

In 2010, we, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2013. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in our senior secured credit facility and the indentures governing the Unsecured Notes.

The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of our relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay our general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of our senior secured leverage ratio under our senior secured credit facility if uncured, and cross-defaults to our credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.

Certain of the funds that we receive from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $393 million and $366 million of underlying relocation receivables and other related relocation assets at June 30, 2012 and December 31, 2011, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of our securitization obligations are classified as current in the accompanying consolidated balance sheets included elsewhere in this prospectus.

Interest incurred in connection with borrowings under these facilities amounted to $4 million and $3 million for the six months ended June 30, 2012 and 2011, respectively, and $6 million and $7 million for the year ended December 31, 2011 and 2010, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund our relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 3.5% and 1.9% for the six months ended June 30, 2012 and 2011, respectively, and 2.1% and 2.4% for the year ended December 31, 2011 and 2010, respectively.

Covenants under the Senior Secured Credit Facility and Certain Indentures

The senior secured credit facility and the indentures governing the First Lien Notes, First and a Half Lien Notes, the Extended Maturity Notes and the 12.375% Senior Subordinated Notes contain various covenants that limit Realogy’s ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and, with respect to the Senior Subordinated Notes, senior to such Senior Subordinated Notes;

•	pay dividends or make distributions to Realogy’s stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of Realogy’s subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s and its material subsidiaries’ assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•

prepay, redeem or repurchase the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes and debt that is junior in right of payment to the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes.

In connection with the Debt Exchange Offering, Realogy received consents from the holders of the 10.50% Senior Notes and Senior Toggle Notes to amend the respective indentures governing the terms of such Existing Notes to remove substantially all of the restrictive covenants and certain other provisions previously contained in such indentures.

As a result of the covenants to which we remain subject, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, on the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. See “Description of Indebtedness.” At June 30, 2012, our senior secured leverage ratio was 4.08 to 1.0.

Based upon our financial forecast, we believe that we will continue to be in compliance with the senior secured leverage ratio covenant during the next twelve months. While the housing market has recently shown signs of recovery, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is not sustained or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.

Our financial forecast of Adjusted EBITDA considers numerous factors including open homesale contract trends, industry forecasts and macroeconomic factors, local market dynamics and concentrations in the markets in which we operate. Our twelve month forecast is updated monthly to consider our actual results and incorporates current homesale contract activity, updated industry forecasts and macroeconomic factors and changes in local market dynamics as well as additional cost savings and business optimization initiatives underway or to be implemented by management. As such initiatives are implemented, management, as permitted by the existing agreement, will pro forma the effect of such measures and add back the savings or enhanced revenue from those initiatives as if they had been implemented at the beginning of the trailing twelve-month period.

Non-GAAP Financial Measures

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as EBITDA and Adjusted EBITDA and the ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP.

EBITDA is defined by us as net income (loss) before depreciation and amortization, interest expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. Adjusted EBITDA is presented to demonstrate our compliance with the senior secured leverage ratio covenant in the senior secured credit facility. We present EBITDA and Adjusted EBITDA because we believe EBITDA and Adjusted EBITDA are useful as supplemental measures in evaluating the performance of our operating businesses and provide greater transparency into our results of operations. Our management, including our chief operating decision maker, use EBITDA as a factor in evaluating the performance of our business. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.

We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

Adjusted EBITDA calculated for a twelve-month period corresponds to the definition of “EBITDA,” calculated on a “pro forma basis,” used in the senior secured credit facility to calculate the senior secured leverage ratio. Adjusted EBITDA includes adjustments to EBITDA for merger costs, restructuring costs, former parent legacy cost (benefit) items, net, gain (loss) on the early extinguishment of debt, pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma effect of acquisitions and new franchisees, in each case calculated as of the beginning of the twelve-month period.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider EBITDA or Adjusted EBITDA either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•

these measures do not reflect our interest expense (except for interest related to our securitization obligations), or the cash requirements necessary to service interest or principal payments on our debt;

•	these measures do not reflect our income tax expense or the cash requirements to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these measures differently so they may not be comparable.

In addition to the limitations described above, Adjusted EBITDA includes pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma full year effect of acquisitions and new franchisees. These adjustments may not reflect the actual cost savings or pro forma effect recognized in future periods.

A reconciliation of net loss attributable to Realogy to EBITDA and Adjusted EBITDA for the twelve months ended June 30, 2012 and the year ended December 31, 2011 is set forth in the following table:

		Less	Equals	Plus	Equals
	Year Ended December 31, 2011	Six Months Ended June 30, 2011	Six Months Ended December 31, 2011	Six Months Ended June 30, 2012	Twelve Months Ended June 30, 2012		Twelve Months Ended December 31, 2011
Net loss attributable to Realogy	$(441)	$(259)	$(182)	$(217)	$(399	)(a)	$(441)
Income tax expense	32	2	30	15	45		32

Loss before income taxes	(409)	(257)	(152)	(202)	(354)		(409)
Interest expense, net	666	340	326	346	672		666
Depreciation and amortization	186	93	93	89	182		186

EBITDA	443	176	267	233	500	(b)	443
Covenant calculation adjustments:
Merger costs, restructuring costs and former parent legacy costs (benefit), net (c)					8		(3)
Loss on the early extinguishment of debt					6		36
Pro forma cost savings for 2012 restructuring initiatives (d)					5		—
Pro forma cost savings for 2011 restructuring initiatives (e)					3		11
Pro forma effect of business optimization initiatives (f)					48		52
Non-cash charges (g)					—		4
Non-recurring fair value adjustments for purchase accounting (h)					4		4
Pro forma effect of acquisitions and new franchisees (i)					7		7
Apollo management fees (j)					15		15
Incremental securitization interest costs (k)					3		2

Adjusted EBITDA					$599		$571

Total senior secured net debt (l)					$2,445		$2,536

Senior secured leverage ratio					4.08x		4.44x

(a)	For the twelve months ended June 30, 2012, net loss attributable to Realogy consists of: (i) a loss of $28 million for the third quarter of 2011; (ii) a loss of $154 million for the fourth quarter of 2011; (iii) a loss of $192 million for the first quarter of 2012 and (iv) a loss of $25 million for the second quarter of 2012.
(b)	For the twelve months ended June 30, 2012, EBITDA consists of: (i) $187 million for the third quarter of 2011; (ii) $80 million for the fourth quarter of 2011; (iii) $30 million for the first quarter of 2012 and (iv) $203 million for the second quarter of 2012.
(c)	For the twelve months ended June 30, 2012, net merger costs, restructuring costs and former parent legacy costs (benefit) consists of $11 million of restructuring costs and $1 million of merger costs offset by a net benefit of $4 million for former parent legacy items. For the year ended December 31, 2011 net merger costs, restructuring costs and former parent legacy costs (benefit) consists of $11 million of restructuring costs and $1 million of merger costs offset by a benefit of $15 million of former parent legacy items.
(d)	Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the first six months of 2012. From this restructuring, we expect to reduce our operating costs by approximately $7 million on a twelve-month run-rate basis and estimate that less than $2 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from July 1, 2011 through the time they were put in place had those actions been effected on July 1, 2011.

(e)	Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the year ended December 31, 2011. From this restructuring, we expect to reduce our operating costs by approximately $21 million on a twelve-month run-rate basis and estimate that $18 million and $10 million for the twelve months ended June 30, 2012 and December 31, 2011, respectively, of such savings were realized from the time they were put in place. The adjustment shown for the twelve months ended June 30, 2012 represents the impact the savings would have had on the period from July 1, 2011 through the time they were put in place had those actions been effected on July 1, 2011. The adjustment shown for the twelve months ended December 31, 2011 represents the impact the savings would have had on the period from January 1, 2011 through the time they were put in place, had those actions been effected on January 1, 2011.
(f)	Represents the twelve-month pro forma effect of business optimization initiatives. For the twelve months ended June 30, 2012, $3 million related to our Relocation Services integration costs, $5 million related to vendor renegotiations and $40 million for employee retention accruals. For the twelve months ended December 31, 2011, $1 million related to our Relocation Services integration costs and acquisition related non-cash adjustments, $6 million related to vendor renegotiations, $41 million for employee retention accruals and $4 million of other initiatives. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.
(g)	Represents the elimination of non-cash expenses. For the twelve months ended June 30, 2012, $5 million of stock-based compensation expense and $6 million of other items less $11 million for the change in the allowance for doubtful accounts and notes reserves from July 1, 2011 through June 30, 2012. For the twelve months ended December 31, 2011, $7 million of stock-based compensation expense and $4 million of other items less $7 million for the change in the allowance for doubtful accounts and notes reserves from January 1, 2011 through December 31, 2011.
(h)	Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent.
(i)	Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed on July 1, 2011 for the twelve months ended June 30, 2012 and January 1, 2011 for the twelve months ended December 31, 2011. Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimate and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts as of July 1, 2011 for the twelve months ended June 30, 2012 or January 1, 2011 for the twelve months ended December 31, 2011.
(j)	Represents the elimination of annual management fees payable to Apollo for the twelve months ended June 30, 2012 and December 31, 2011.
(k)	Incremental borrowing costs incurred as a result of the securitization facilities refinancing for the twelve months ended June 30, 2012 and December 31, 2011.
(l)	As of June 30, 2012 represents total borrowings under the senior secured credit facility which are secured by a first priority lien on our assets of $2,524 million plus $10 million of capital lease obligations less $89 million of readily available cash as of June 30, 2012. As of December 31, 2011 represents total borrowings under the senior secured credit facility which are secured by a first priority lien on our assets of $2,626 million plus $11 million of capital lease obligations less $101 million of readily available cash as of December 31, 2011. Pursuant to the terms of our senior secured credit facility, total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets that is pari passu or junior in priority to the First and a Half Lien Notes (including the Second Lien Loans), our securitization obligations and the Unsecured Notes.

Liquidity Risks

Our liquidity position may be negatively affected as a result of the following specific liquidity risks.

Negative Cash Flows; Seasonality and Cash Requirements

Our liquidity position has been negatively affected by the substantial interest expense on our debt obligations and the unfavorable conditions in the real estate market resulting in negative operating cash flows. Following the completion of this offering and related transactions, our liquidity position will continue to be negatively impacted by the substantial interest expense on our debt obligations, although such interest expense will be substantially reduced from its current level. Our business segments are also subject to seasonal fluctuations. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, prior to this offering, interest payments of approximately $215 million were due on our Unsecured Notes and Second Lien Loans in April and October of each year. Accordingly, the two most significant interest payments fall in, or immediately following, periods of our lowest cash flow generation. Following the completion of this offering and related transactions, our outstanding indebtedness (assuming debt balances as of June 30, 2012) will be reduced by approximately $2.8 billion, or 38%, and our annualized interest expense will decline by approximately $330 million (including the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. Because of this asymmetry and the size of our cash interest obligations, if there is not a sustained recovery in the housing market, we may be required to seek additional sources of working capital for our future liquidity needs. There can be no assurance that we would be able to obtain financing on acceptable terms or at all.

Senior Secured Credit Facility Covenant Compliance

On the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, our total senior secured net debt to trailing twelve month Adjusted EBITDA may not exceed 4.75 to 1.0. As of June 30, 2012, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.08 to 1.0.

While the housing market has recently shown signs of a recovery, there remains substantial uncertainty with respect to the timing and scope of a sustained housing recovery and if a housing recovery is not sustained or is weak, we will be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.

To maintain compliance with the senior secured leverage ratio (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. We expect that as a result the offering and related transactions, our ability to remain in compliance with our senior secured credit facility will be greatly enhanced. Notwithstanding the foregoing, the factors that will impact covenant compliance include: (a) changes in homesale transactions and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing, (e) obtaining additional debt financing from affiliated or non-affiliated debt holders, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.

If we fail to maintain the senior secured leverage ratio or otherwise default under our senior secured credit facility and if we fail to obtain a waiver from our lenders, then our financial condition, results of operations and business would be materially adversely affected. See “Risk Factors—Risks Related to Our Indebtedness—An event of default under our senior secured credit facility or the indentures governing our other material indebtedness would adversely affect our operations and our ability to satisfy obligations under our indebtedness.”

We will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness and extending maturities. There can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.

There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.

Interest Rate Risk

Certain of our borrowings, primarily borrowings under the senior secured credit facility, our other bank indebtedness and our securitization arrangements, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net loss would increase further. We have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our floating interest rate debt facilities.

Securitization Programs

Funding requirements of our relocation business are primarily satisfied through the issuance of securitization obligations to finance relocation receivables and advances. The Apple Ridge program has restrictive covenants, including restrictions on dividends, and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of our senior secured leverage ratio under our senior secured credit facility if uncured, and cross-defaults to our credit agreement, unsecured and secured notes or other material indebtedness.

Contractual Obligations as of June 30, 2012

The following table summarizes our future contractual obligations as of June 30, 2012 but does not reflect (i) the conversion by the Significant Holders of approximately $1.903 billion aggregate principal amount of their Convertible Notes substantially concurrently with the closing of this offering and related transactions and (ii) the anticipated uses of the net proceeds of this offering, including the redemption of the remaining approximately $207 million aggregate principal amount of Convertible Notes at a redemption price of 90% of the principal amount thereof promptly following the closing of this offering, as described in “Use of Proceeds”:

	Remaining 2012	2013	2014	2015	2016	Thereafter	Total
Extended revolving credit facility (a)	$—	$—	$—	$—	$109	$—	$109
Extended term loan facility (b)	—	—	—	—	1,822	—	1,822
First Lien Notes	—	—	—	—	—	593	593
Existing First and a Half Lien Notes	—	—	—	—	—	700	700
New First and a Half Lien Notes	—	—	—	—	—	325	325
Second Lien Loans	—	—	—	—	—	650	650
Other bank indebtedness (c)	5	100	—	—	—	—	105
10.50% Senior Notes	—	—	64	—	—	—	64
11.50% Senior Notes	—	—	—	—	—	492	492
11.00%/11.75% Senior Toggle Notes	—	—	41	—	—	—	41
12.00% Senior Notes	—	—	—	—	—	130	130
12.375% Senior Subordinated Notes	—	—	—	190	—	—	190
13.375% Senior Subordinated Notes	—	—	—	—	—	10	10
11.00% Convertible Notes	—	—	—	—	—	2,110	2,110
Interest payments on long-term debt (d)	327	653	646	629	614	872	3,741
Securitized obligations (e)	267	—	—	—	—	—	267
Operating leases (f)	74	117	80	54	28	123	476
Capital leases (including imputed interest)	3	4	3	1	—	—	11
Purchase commitments (g)	35	26	13	10	9	248	341

Total (h) (i)	$711	$900	$847	$884	$2,582	$6,253	$12,177

(a)	The Company’s senior secured credit facility includes a $363 million extended revolving facility expiring in April 2016. Outstanding borrowings under this facility are classified on the balance sheet as current due to the revolving nature of the facility.
(b)	Our extended term loan facility matures in October 2016. There is no scheduled amortization of principal. We have entered into derivative instruments to fix the interest rate over the next twelve months for $408 million of the $1,822 million of variable rate debt.
(c)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility; $50 million due in January 2013, $50 million due in July 2013 and $5 million due in August 2013.
(d)	Interest payments are based on applicable interest rates in effect at June 30, 2012. Following the completion of this offering and related transactions, our annualized interest expense will decline by approximately $330 million, including approximately $232 million of annual interest expense related to the elimination of the Convertible Notes.
(e)	The Apple Ridge securitization facility expires in December 2013 and the Cartus Financing Limited agreements expire in August 2013 and August 2015. These obligations are classified as current on the balance sheet due to the current classification of the underlying assets that collateralize the obligations.
(f)	The operating lease amounts included in the above table do not include variable costs such as maintenance, insurance and real estate taxes.
(g)

Purchase commitments include a minimum licensing fee that we are required to pay to Sotheby’s from 2009 through 2054. The annual minimum licensing fee is approximately $2 million. The purchase commitments also include a minimum licensing fee to be paid to Meredith from 2009 through 2057. The annual minimum fee began at $0.5 million in 2009 and will increase to $4 million by 2014 and generally remains the same thereafter.
(h)	In April 2007, we established a standby irrevocable letter of credit for the benefit of Avis Budget Group Inc. in accordance with the Separation and Distribution Agreement. At June 30, 2012, the letter of credit was at $70 million. This letter of credit is not included in the contractual obligations table above.
(i)	The contractual obligations table does not include the annual Apollo management fee and does not include other non-current liabilities such as pension liabilities of $57 million and unrecognized tax benefits of $45 million as the Company is not able to estimate the year in which these liabilities could be paid.

Pro Forma Contractual Obligations as of June 30, 2012

The following table summarizes our future contractual obligations as of June 30, 2012 and reflects (i) the conversion by the Significant Holders of approximately $1.903 billion aggregate principal amount of their Convertible Notes, substantially concurrently with the closing of this offering and related transactions and (ii) the anticipated use of the net proceeds from this offering, including the redemption of the remaining approximately $207 million aggregate principal amount of Convertible Notes at a redemption price of 90% of the principal amount thereof promptly following the closing of this offering, as described in “Use of Proceeds”:

	Remaining 2012	2013	2014	2015	2016	Thereafter	Total
Extended revolving credit facility (a)	$—	$—	$—	$—	$201	$—	$201
Extended term loan facility (b)	—	—	—	—	1,822	—	1,822
First Lien Notes	—	—	—	—	—	593	593
Existing First and a Half Lien Notes	—	—	—	—	—	700	700
New First and a Half Lien Notes	—	—	—	—	—	325	325
Other bank indebtedness (c)	5	100	—	—	—	—	105
11.50% Senior Notes	—	—	—	—	—	492	492
12.00% Senior Notes	—	—	—	—	—	130	130
12.375% Senior Subordinated Notes	—	—	—	190	—	—	190
13.375% Senior Subordinated Notes	—	—	—	—	—	10	10
Interest payments on long-term debt (d)	163	325	324	313	296	437	1,858
Securitized obligations (e)	267	—	—	—	—	—	267
Operating leases (f)	74	117	80	54	28	123	476
Capital leases (including imputed interest)	3	4	3	1	—	—	11
Purchase commitments (g)	35	26	13	10	9	248	341

Total (h) (i)	$547	$572	$420	$568	$2,356	$3,058	$7,521

(a)	The Company’s senior secured credit facility included a $363 million extended revolving facility expiring in April 2016. Outstanding borrowings under this facility are classified on the balance sheet as current due to the revolving nature of the facility.
(b)	Our extended term loan facility matures in October 2016. There is no scheduled amortization of principal. We have entered into derivative instruments to fix the interest rate over the next twelve months for $408 million of the $1,822 million of variable rate debt.
(c)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility; $50 million due in January 2013, $50 million due in July 2013 and $5 million due in August 2013.
(d)	Interest payments are based on applicable interest rates in effect at June 30, 2012. The interest payments reflect the elimination of interest expense related to the Convertible Notes and interest expense related to the use of the net proceeds from this offering to repay indebtedness. The amounts do not reflect future pay downs of indebtedness from cash generated from operations.
(e)	The Apple Ridge securitization facility expires in December 2013 and the Cartus Financing Limited agreements expire in August 2013 and August 2015. These obligations are classified as current on the balance sheet due to the current classification of the underlying assets that collateralize the obligations.

(f)	The operating lease amounts included in the above table do not include variable costs such as maintenance, insurance and real estate taxes.
(g)	Purchase commitments include a minimum licensing fee that we are required to pay to Sotheby’s from 2009 through 2054. The annual minimum licensing fee is approximately $2 million. The purchase commitments also include a minimum licensing fee to be paid to Meredith from 2009 through 2057. The annual minimum fee began at $0.5 million in 2009 and will increase to $4 million by 2014 and will generally remain the same thereafter.
(h)	In April 2007, we established a standby irrevocable letter of credit for the benefit of Avis Budget Group Inc. in accordance with the Separation and Distribution Agreement. At June 30, 2012, the letter of credit was at $70 million. This letter of credit is not included in the contractual obligations table above.
(i)	The contractual obligations table does not include the annual Apollo management fee or the $40 million Management Agreement Termination Fee ($15 million of which will be paid in cash on January 15, 2013 and the remaining in shares of our common stock on January 15, 2013) in connection with the termination of the Management Agreement. In addition, the contractual obligations table does not include other non-current liabilities such as pension liabilities of $57 million and unrecognized tax benefits of $45 million, as the Company is not able to estimate the year in which these liabilities could be paid.

Contractual Obligations as of December 31, 2011

The following table summarizes our future contractual obligations as of December 31, 2011 and does not reflect the 2012 Senior Secured Notes Offering:

	2012	2013	2014	2015	2016	Thereafter	Total
Non-extended revolving credit facility (a)	$—	$78	$—	$—	$—	$—	$78
Extended revolving credit facility (a)	—	—	—	—	97	—	97
Non-extended term loan facility (b)	6	623	—	—	—	—	629
Extended term loan facility (c)	—	—	—	—	1,822	—	1,822
Existing First and a Half Lien Notes			—	—	—	700	700
Second Lien Loans	—	—	—	—	—	650	650
Other bank indebtedness (d)	83	50	—	—	—	—	133
10.50% Senior Notes	—	—	64	—	—	—	64
11.50% Senior Notes	—	—	—	—	—	492	492
11.00%/11.75% Senior Toggle Notes (e)	11	—	41	—	—	—	52
12.00% Senior Notes	—	—	—	—	—	130	130
12.375% Senior Subordinated Notes	—	—	—	190	—	—	190
13.375% Senior Subordinated Notes	—	—	—	—	—	10	10
11.00% Convertible Notes	—	—	—	—	—	2,110	2,110
Interest payments on long-term debt (f)	609	601	571	554	539	612	3,486
Securitized obligations (g)	327	—	—	—	—	—	327
Operating leases (h)	136	98	66	46	24	119	489
Capital leases (including imputed interest)	6	4	2	1	—	—	13
Purchase commitments (i)	48	22	11	10	9	253	353

Total (j) (k)	$1,226	$1,476	$755	$801	$2,491	$5,076	$11,825

(a)	Our senior secured credit facility provided for a $652 million revolving credit facility, which includes a $289 million revolving facility expiring in April 2013 and a $363 million extended revolving facility expiring in April 2016. As a result of the 2012 Senior Secured Notes Offering, all borrowings under the $289 million non-extended revolver were repaid and the facility was terminated. Outstanding borrowings under this facility are classified on the balance sheet as current due to the revolving nature of the facility.
(b)	Our non-extended term loan facility provides for quarterly amortization payments totaling 1% per annum of the principal amount with the balance due on the final maturity date of October 2013. As a result of the 2012 Senior Secured Notes Offering, the non-extended term loan facility was repaid and the facility was terminated.

(c)	Our extended term loan facility matures in October 2016. There is no scheduled amortization of principal. We have entered into derivative instruments to fix the interest rate for $650 million of the $2,759 million of variable rate debt.
(d)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility, $50 million is due in January 2013, $50 million is due in July 2013, and $5 million is due in August 2013. In January 2012, we repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million. In April 2012, we extended this $50 million facility that was due in July 2012 to July 2013. These obligations are classified on the balance sheet as current due to the revolving nature of the facilities.
(e)	We utilized the PIK Interest option to satisfy interest payment obligations for the Senior Toggle Notes which increased the principal amount of the Senior Toggle Notes from October 2008 through April 2011. As a result, we would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as AHYDO within the meaning of Section 163(i)(1) of the Code. In order to avoid such treatment, we redeemed $11 million principal amount of the Senior Toggle Notes on April 16, 2012.
(f)	Interest payments are based on applicable interest rates in effect at December 31, 2011.
(g)	The Apple Ridge agreement expires in December 2013 and the Cartus Financing Limited agreements expire in August 2013 and August 2015. These obligations are classified as current on the balance sheet due to the current classification of the underlying assets that collateralize the obligations.
(h)	The operating lease amounts included in the above table do not include variable costs such as maintenance, insurance and real estate taxes.
(i)	Purchase commitments include a minimum licensing fee that we are required to pay to Sotheby’s from 2009 through 2054. The annual minimum licensing fee is approximately $2 million. The purchase commitments also include a minimum licensing fee to be paid to Meredith from 2009 through 2057. The annual minimum fee began at $0.5 million in 2009 and will increase to $4 million by 2014 and generally remains the same thereafter.
(j)	In April 2007, we established a standby irrevocable letter of credit for the benefit of Avis Budget Group Inc. in accordance with the Separation and Distribution Agreement. At December 31, 2011, the letter of credit was at $70 million. This letter of credit is not included in the contractual obligations table above.
(k)	The contractual obligations table does not include the Apollo management fee and does not include other non-current liabilities such as pension liabilities of $60 million and unrecognized tax benefits of $42 million as we are not able to estimate the year in which these liabilities could be paid.

Potential Debt Purchases or Sales

Our affiliates have purchased a portion of our indebtedness and we or our affiliates from time to time may sell such indebtedness or purchase additional portions of our indebtedness. Any such future purchases or sales may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as we or any such affiliates may determine. Affiliates who own portions of our indebtedness earn interest on a consistent basis with third party owners of such indebtedness.

Critical Accounting Policies

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe involve subjective and complex judgments that could potentially affect reported results.

Allowance for doubtful accounts

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments, and includes specific accounts for which payment has become unlikely. The process by which we calculate the allowance begins in the individual business units where specific problem accounts are identified and reserved and an additional reserve is generally recorded driven by the age profile of the receivables. Our allowance for doubtful accounts was $58 million, $64 million and $67 million at June 30, 2012, December 31, 2011 and 2010, respectively.

Impairment of goodwill and other indefinite-lived intangible assets

With regard to the goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually, or more frequently if circumstances indicate impairment may have occurred, analyze their carrying values to determine if an impairment exists. In performing this analysis, we are required to make an assessment of fair value for our goodwill and other indefinite-lived intangible assets. We determine the fair value of our reporting units utilizing our best estimate of future revenues, operating expenses, cash flows, market and general economic conditions as well as assumptions that we believe marketplace participants would utilize including discount rates, cost of capital, trademark royalty rates, and long term growth rates. The trademark royalty rate was determined by reviewing similar trademark agreements with third parties. Although we believe our assumptions are reasonable, actual results may vary significantly. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could cause the fair value to be less than the respective carrying amount. In such an event, we would be required to record a charge, which would impact earnings.

The aggregate carrying value of our goodwill and other indefinite-lived intangible assets was $3,303 million and $742 million, respectively, at June 30, 2012. It is difficult to quantify the impact of an adverse change in financial results and related cash flows, as certain changes may be isolated to one of our four reporting units or spread across our entire organization. Based upon the impairment analysis performed in the fourth quarter of 2011, there was no impairment for 2011. Management did evaluate the effect of lowering the estimated fair value for each of the reporting units by 10% and determined that no impairment of goodwill would have been recognized under this evaluation.

Common stock valuation

On occasion, we grant stock-based awards to certain senior management employees and directors. These awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model and are recognized as expense over the service period based on the vesting requirements, or when requisite performance metrics or milestones are achieved. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate.

In April 2012, the Compensation Committee of our Board of Directors granted 972,000 of time vesting stock options and 80,000 of performance based options to certain senior management employees. Our expected volatility for these options is based on the average volatility rates of similar actively traded companies. The expected holding period of the option is calculated based on the simplified method and is estimated to be 6.25 year. The risk-free rate is derived from the U.S. Treasuries, the period of which relates to the grant’s holding period. If factors change and we employ different assumptions, the fair value of future awards and resulting stock-based compensation expense may differ significantly from what we have estimated historically.

The estimate of the intrinsic value of these options (share value at the time of issuance less exercise price) was based on a contemporaneous share valuation prepared with the assistance of a third party specialist. In conjunction with the preparation of this valuation, we adhered to the guidance provided by the AICPA as prescribed in its Practice Aid entitled, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” This Practice Aid specifically addresses valuation of common stock in private companies and outlines approaches that can be taken for that valuation, as well as providing guidelines for each approach. The approaches outlined in the Practice Aid are: (1) discounted cash flow, or income; (2) public company market approach (market multiples); and (3) the guideline transaction (M&A) market approach. Consistent with these guidelines, we employed the income (discounted cash flows) and public company market (market multiples) approaches when performing the valuation, which provided a value for our shares in the absence of having a quoted market price on an active exchange.

Two inputs for the discounted cash flow model were comprised of our internal forecasts along with a weighted average cost of capital (discount rate). The Company’s weighted average cost of capital provides an expected rate of return based on the Company’s capital structure, the required yield on the Company’s equity and the required yield on the Company’s interest-bearing debt. The inputs used for deriving the multiples that were employed in the market approach analysis were obtained from published financial information from comparable companies, as well as from our historical and forecasted financial results. The results from these two valuation approaches, income (DCF) and market multiples, were given equal weight to determine the value of the enterprise. The Company chose the probability weighted expected return method, as described in the AICPA Practice Aid cited above, given the existing plans to pursue an initial public offering. Two scenarios were prepared, one assuming the Company continued as a private company and one where the company successfully completed an initial public offering based on its then current financial position and the uncertainty of the housing market as of the date of grant. After consideration of these factors, the two scenarios were equally weighted. The results of each scenario were averaged to determine the fair value of our shares of $20.50.

The difference between the fair value calculation and the estimated offering price of $25 per share, though not significant, is primarily due to the ongoing improvements in the housing market between the time the valuation was performed and the current information available. In that regard, we note that transaction volume for RFG and NRT combined increased 6% in the first quarter of 2012 compared to the first quarter of 2011. In the second quarter transaction volume on the same basis increased 15% compared to 2011.

The information used in the above model was based on the most readily available and relevant information at the time. The valuation model employed both observable and objective inputs, such as market data, as well as inputs which were more subjective, such as assumptions used in preparing our forecasts, which were based on our best estimates at the valuation date. Additional factors such as a marketability discount were factored into the final determination of the fair value of our shares. The below table details the grant prices and grant totals for stock option grants issued for the twelve-month period preceding the most recent balance sheet:

Type of Grant	Number of options granted	Estimated share value used for fair value calculation	Fair value of options at grant date	Option exercise price
Time Vested	972,000	$20.50	$10.25	$17.50
Performance Based	80,000	$20.50	$9.75	$17.50

Based upon an estimated offering price of $25.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, the April 2012 options would have an intrinsic value of approximately $8 million.

Income taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax balances to assess their potential realization and establish a valuation allowance for amounts that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the identification of tax planning strategies. A change in these assumptions could cause an increase or decrease to our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (the “FASB”) amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.

In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. We adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

Our principal market exposure is interest rate risk. At June 30, 2012, our primary interest rate exposure was to interest rate fluctuations in the United States, specifically LIBOR, due to its impact on our variable rate borrowings. Due to our senior secured credit facility which is benchmarked to U.S. LIBOR, this rate will be the primary market risk exposure for the foreseeable future. We do not have significant exposure to foreign currency risk nor do we expect to have significant exposure to foreign currency risk in the foreseeable future.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest rates. In performing the sensitivity analysis, we are required to make assumptions regarding the fair values of relocation receivables and advances and securitization borrowings, which approximate their carrying values due to the short-term nature of these items. We believe our interest rate risk is further mitigated as the rate we incur on our securitization borrowings and the rate we earn on relocation receivables and advances are based on similar variable indices.

Our total market risk is influenced by various factors, including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these analyses are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

At June 30, 2012, we had total long-term debt of $7,335 million, excluding $267 million of securitization obligations. Of the $7,335 million of long-term debt, we had $2,036 million of variable interest rate debt primarily based on LIBOR. We have entered into four floating to fixed interest rate swap agreements and effectively fixed our interest rate on that portion of variable interest rate debt. One swap, with a notional value of $225 million, expired in July 2012, the second swap, with a notional value of $200 million, expires in December 2012, the third swap, with a notional value of $225 million, commenced in July 2012 and expires in October 2016, and the fourth swap with a notional value of $200 million, commences in January 2013 and expires in October 2016. After considering these interest rate swaps a portion of our variable interest rate debt is still subject to market rate risk as our interest payments will fluctuate as a result of market changes. We have determined that the impact of a 100 basis point change in LIBOR (1% change in the interest rate) on our term loan facility variable rate borrowings would affect our annual interest expense by approximately $16 million. While these results may be used as benchmarks, they should not be viewed as forecasts.

At June 30, 2012, the fair value of our long-term debt approximated $6,752 million, which was determined based on quoted market prices. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount that could be realized in a current market exchange. A 10% decrease in market rates would have a $205 million impact on the fair value of our long-term debt.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on this assessment, management determined that Holdings maintained effective internal control over financial reporting as of December 31, 2011.

Auditor Report on the Effectiveness of Internal Control Over Financial Reporting

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included elsewhere in this prospectus, has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included within their audit opinion on page F-40.

BUSINESS

Our Company

We are the preeminent and most integrated provider of residential real estate services in the U.S. We are the world’s largest franchisor of residential real estate brokerages with some of the most recognized brands in the real estate industry, the largest owner of U.S. residential real estate brokerage offices, the largest U.S. and a leading global provider of outsourced employee relocation services and a significant provider of title and settlement services. Our owned and franchised brokerage businesses are more than two and a half times larger than their nearest competitor and, in 2011, we were involved in approximately 26% of domestic existing homesale transaction volume that involved a real estate brokerage firm. Our revenue is derived on a fee-for-service basis, and given our breadth of complementary service offerings, we are able to generate fees from multiple aspects of a residential real estate transaction. Our operating platform is supported by our portfolio of industry leading franchise brokerage brands, including Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty® and Better Homes and Gardens® Real Estate and we also own and operate the Corcoran Group® and CitiHabitats brands. Our multiple brands and operations allow us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points.

We believe that we are experiencing the beginning of a recovery in the residential real estate market. In the first eight months of 2012, on a company-wide basis, our volume of completed homesales (i.e., average homesale price times number of homesale transactions) increased 13% compared to the first eight months of 2011. According to NAR, existing homesale transaction volume (i.e., median homesale price times number of homesale transactions) for August 2012 increased approximately 20% as compared to August 2011. Furthermore, the most recent NAR forecast estimates that the volume of existing homesales will increase 14% for the full year 2012 compared to 2011 and increase a further 14% in 2013 compared to 2012.

We believe that our business is well positioned to benefit from a sustained recovery in the residential real estate market as a result of our scale, market leadership, breadth of complementary service offerings and operations, and the substantial brand equity of our portfolio of brokerage brands. Furthermore, since the downturn in the residential real estate market began, we have implemented a number of actions which we believe have fundamentally improved our operations and enhanced our ability to generate significant growth in our Adjusted EBITDA and free cash flow upon a sustained recovery in the residential real estate market. For the period from 2006 through 2011, due to the decline in the residential real estate market, our revenues and related commission expense decreased $2.4 billion and $1.4 billion, respectively. Since 2006, we have reduced our operating cost base, which we define as our operating, marketing and general and administrative expenses, which are line items on the face of our statement of operations included elsewhere in this prospectus, by approximately $500 million, of which approximately $200 million of the reduction occurred from 2009 to 2011, primarily through reductions in salaries and related employee expense, occupancy costs and marketing expenses. This has been accomplished by streamlining business units, consolidating offices and increasing the use of online listings distribution, while improving the infrastructure necessary to preserve our best-in-class service and enhancing our ability to capitalize on a recovery in the residential real estate market. While both our revenues and commission expense would be expected to increase in connection with a recovery in the residential real estate market, we believe the reduction in our operating cost base will be largely sustainable, as these cost reductions relate primarily to the decrease in our employee headcount from approximately 15,000 employees at January 1, 2006 to approximately 10,400 employees at December 31, 2011 and the consolidation or closing of 358 brokerage offices (and the related savings from no longer operating such offices) during the same period. These two expense items are not expected to increase as our current office footprint and employee level can efficiently operate at present levels even if we were to experience a significant increase in residential real estate activity. We have continued to invest in our businesses to further strengthen our long-term growth prospects in a recovering housing market, including growing our franchise network through adding brokers to our existing franchise brands, adding a new franchise brokerage brand, Better Homes and Gardens® Real Estate, recruiting sales associates and completing several strategic acquisitions.

Upon completion of this offering and using the net proceeds therefrom to reduce indebtedness as described in “Use of Proceeds” and the conversion of approximately $1.903 billion of the Convertible Notes substantially concurrently with the closing of the offering, our outstanding indebtedness (assuming debt balances as of June 30, 2012) will be reduced by approximately $2.8 billion, or 38%, and our annualized interest expense will decline by approximately $330 million (including the elimination of approximately $232 million of annual interest expense relating to the Convertible Notes), which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. Our reduced interest expense, combined with our modest capital expenditure requirements and the substantial reduction of future cash taxes from the anticipated utilization of approximately $2.1 billion of net operating loss carry forwards as of December 31, 2011, positions us to generate significant free cash flow upon a sustained residential real estate market recovery. Although we do not have any significant debt maturities until 2016, it is our primary objective to use a substantial portion of future free cash flow generation to further reduce our outstanding indebtedness.

Segment Overview

We report our operations in four segments, each of which receives fees based upon services performed for our customers: RFG, NRT, Cartus and TRG. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including the notes thereto, included elsewhere in this prospectus, for further information on our reportable segments.

Real Estate Franchise Services (61% of EBITDA for the year ended December 31, 2011)

We are the largest franchisor of residential real estate brokerages in the world through our portfolio of well known brokerage brands, including Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate. We derive substantially all of our real estate franchising revenues from royalty fees received under long-term (typically ten year) franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ sales commission earned from real estate transactions, which we refer to as gross commission income. Our franchisees pay us fees for the right to operate under one of our trademarks and to enjoy the benefits of the systems and business-enhancing tools provided by our real estate franchise operations. These fees provide us with recurring franchise revenue streams at high operating margins. In addition to highly competitive brands that provide unique offerings to our franchisees, we support our franchisees with dedicated national marketing and servicing programs, technology, training and education to facilitate our franchisees in growing their business and increasing their revenue and profitability. We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our 97% retention rate through June 30, 2012. Our retention rate represents the annual gross commission income as of June 30 of the previous year generated by our franchisees that remain in the franchise system on an annual basis, measured against the annual gross commission income of all franchisees as of June 30 of the previous year. At June 30, 2012, our real estate franchise system had approximately 13,500 offices worldwide in 103 countries and territories, including approximately 6,100 brokerage offices and approximately 238,500 independent sales associates (which included approximately 41,500 independent sales agents working with our company owned brokerage offices) operating under our franchise and proprietary brands in the U.S., with an average tenure among U.S. franchisees of approximately 19 years as of June 30, 2012.

Company Owned Real Estate Brokerage Services (11% of EBITDA for the year ended December 31, 2011)

We own and operate the largest residential real estate brokerage business in the U.S. under the Coldwell Banker®, Sotheby’s International Realty®, ERA®, Corcoran Group® and CitiHabitats brand names. We offer full-service residential brokerage services through approximately 720 company owned brokerage offices in more than 35 of the largest metropolitan areas of the U.S. As a result of our attractive geographic positioning, the average sales price of an NRT transaction is approximately twice the national average. NRT, as the broker for a home buyer or seller, derives revenues primarily from gross commission income received at the closing of real estate transactions. We also operate a large independent REO residential asset manager, which assists our clients in selling bank-owned properties. In addition, our home mortgage joint venture with PHH is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers (unless exclusivity is waived by PHH). In 2011, this mortgage joint venture originated approximately $9.4 billion of loans. We also assist landlords and tenants through property management services.

Relocation Services (22% of EBITDA for the year ended December 31, 2011)

We are a leading global provider of outsourced employee relocation services. We are the largest provider of such services in the U.S. and also operate in key international relocation destinations. We offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move to facilitate a smooth transition in what otherwise may be a complex and difficult process for the employee and employer. Our relocation services business serves corporations, including over 64% of the Fortune 50 companies, as well as affinity organizations such as insurance companies and credit unions that provide our services to their members. In 2011, we assisted in over 153,000 relocations in more than 165 countries for approximately 1,500 active clients and as of June 30, 2012, our top 25 relocation clients had an average tenure of 17 years with us.

Title and Settlement Services (6% of EBITDA for the year ended December 31, 2011)

We assist with the closing of real estate transactions by providing full-service title and settlement (i.e., closing and escrow) services to customers, real estate companies, including our company owned real estate brokerage and relocation services businesses, as well as a targeted channel of large financial institution clients, including PHH. In 2011, TRG was involved in the closing of approximately 156,000 transactions of which approximately 56,000 related to NRT. In addition to our own title and settlement services, we also coordinate a nationwide network of attorneys, title agents and notaries to service financial institution clients on a national basis. We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our average claims rate in the past three years in title underwriting of 1.5% is well below the industry average of 7% for the same period.

Industry Trends

Industry definition: We primarily operate in the U.S. residential real estate industry, which is an approximately $990 billion industry based on 2011 transaction volume (i.e. average homesale price times number of new and existing homesale transactions), as compared to $2.1 trillion in 2006, and derive the majority of our revenues from serving the needs of buyers and sellers of existing homes rather than those of new homes. Residential real estate brokerage companies typically realize revenues in the form of a commission that is based on a percentage of the price of each home sold and/or a flat fee. As a result, the real estate industry generally benefits from rising home prices and increased volume of homesales (and conversely is adversely impacted by falling prices and decreased volume of homesales). We believe that existing home transactions and the services associated with these transactions, such as mortgage origination, title services and relocation services, represent the most attractive segment of the residential real estate industry for the following reasons:

•

the existing homesales segment represents a significantly larger addressable market than new homesales. Of the approximately 4.6 million homesales in the U.S. in 2011, NAR estimates that approximately 4.3 million were existing homesales, representing approximately 93% of the overall sales as measured in units;

•	existing homesales afford us the opportunity to represent either the buyer or the seller and in some cases both the buyer and the seller; and

•	we are able to generate revenues from ancillary services provided to our customers.

We also believe that the traditional broker-assisted business model compares favorably to alternative channels of the residential brokerage industry, such as discount brokers and “for sale by owner” for the following reasons:

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a real estate transaction has certain characteristics that we believe are best-suited for full-service brokerages, including large monetary value, low transaction frequency, wide cost differential among choices, high buyers’ subjectivity regarding styles, tastes and preferences, and the consumer’s need for a high level of personalized advice, specific marketing and technology services and support given the complexity of the transaction; and

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we believe that the enhanced service and value offered by a traditional agent or broker is such that using a traditional agent or broker will continue to be the primary method of buying and selling a home in the long term. According to NAR, FSBO transactions, including services from exclusively Internet-based providers, declined to 13% of existing homesales in 2011 from 21% in 2001.

We are confident that consumers will continue to choose to use the broker-assisted model for residential real estate transactions because (i) the average transaction size is very high and generally the largest transaction one does in a lifetime; (ii) transactions occur infrequently; (iii) there is a high variance in price, depending on neighborhood, floor plan, architecture, fixtures, and outdoor space; (iv) there is a compelling need for personal service as home preferences are unique to each buyer; and (v) a high level of support is required given the complexity associated with the process. Underscoring the value of the traditional brokerage model, after declining modestly during the height of the residential real estate market to 2.47% per transaction side, the average broker commission rate earned by our franchisees and our owned operations has held steady at 2.53% over the past three years.

Cyclical nature of industry: The existing homesale real estate industry is cyclical in nature and has historically shown strong growth though it has been in a significant and lengthy downturn since the second half of 2005, which has had a material adverse effect on our results of operations, after having experienced significant growth between 2000 and 2005. Based upon data published by NAR, from 2005 to 2011, annual U.S. existing homesale units declined by 40% from 7.1 million to 4.3 million and the median homesale price declined by 24% from a median price of $219,600 to $166,100, resulting in a total transaction volume decline of 54%. According to NAR, in August 2012 total existing homesales and median existing home prices each increased approximately 9% and 10%, respectively as compared to August 2011.

According to NAR, the existing homesale transaction volume (median homesale price times existing homesale transactions) was approximately $708 billion in 2011 and grew at a compound annual growth rate, or CAGR, of 6.5% from 1972 through 2011 period. The most recent NAR forecast estimates that the volume of existing homesales (i.e. median homesale price times number of homesale transactions) will increase 14% for the full year 2012 compared to 2011 and increase a further 14% in 2013 compared to 2012. In addition, based on information published by NAR:

•	despite four years of economic headwinds that particularly impacted the housing market, the number of annual existing home sales for the past four years has been in the range of 4.1 to 4.3 million;

•	over a broader period, existing homesale units increased at a CAGR of 1.6% from 1972 through 2011, with unit increases 24 times on an annual basis, versus 15 annual decreases; and

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median existing homesale prices declined in four of the past five years, however, they increased at a CAGR of 4.8% (not adjusted for inflation) from 1972 through 2011, a period that included four economic recessions.

Due to favorable affordability trends, low mortgage rates and lower home prices, in the first quarter of 2012 the existing home residential real estate market has shown signs of growth. The growth in the first half of 2012 was particularly strong with respect to year-over-year unit growth. NAR reported year-over-year increases of 8% in homesales in the first half of 2012 compared to the first half of 2011. We believe the 2012 year-to-date improvement in the residential real estate market may be reflective of a sustainable market recovery driven by lower interest rates, fewer foreclosures, high affordability of home ownership, and satisfying demand that has built up during a period of economic uncertainty. The inventory supply is returning to a more typical level and acting as a stabilizing force on home prices. In addition, as rental prices have recently continued to rise, the cost of owning a home is now lower than the rental of a comparable property in the vast majority of U.S. metropolitan areas.

As of their most recent releases, Fannie Mae and NAR are forecasting an 8% and 9% increase in existing homesale transactions for 2012 compared to 2011, respectively. With respect to homesale prices, NAR’s most recent release is forecasting median homesale prices for 2012 to increase 5% compared to 2011. Fannie Mae’s most recent forecast shows a 2% increase in median homesale price for 2012 compared to 2011. For 2013, NAR is forecasting an 8% increase in homesales to 5.0 million units compared to 2012, although it noted in its May 2012 release that the number of homesales could rise to as many as 5.3 million units, or a 14% increase compared to 2012, assuming a return to more normal mortgage lending standards. NAR also is forecasting a 5% increase in median existing homesale prices in 2013 compared to 2012.

Although there have been concerns about significant “shadow inventory” (i.e., properties where the homeowner is seriously delinquent in meeting its mortgage obligations or where the property is in some stage of foreclosure or already a REO), we do not believe that this will have a significant impact on our business, as the concentration of the shadow inventory is limited to a few regions of the country and the potential increase in unit sales activity should offset in whole or in part the adverse impact on home prices in these regions. Furthermore, according to NAR, the percentage of distressed properties has declined from 31% of sales in August 2011 to 22% of sales in August 2012, and institutions holding distressed mortgages have increasingly shifted activity away from REOs and focused on short sales, which are less disruptive to the market.

Favorable long-term demand dynamics: We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based factors such as demand relative to supply. We believe that the residential real estate market will benefit over the long term from expected positive fundamentals, including the following factors:

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based on U.S. Census data and NAR, from 1991 through 2011, the average number of existing homesale transactions as a percentage of U.S. households was approximately 4.5%, compared to an average of approximately 3.7% from 2007 through 2011. During the same period, the number of U.S. households grew from 94 million in 1991 to 119 million in 2011, increasing at a 1% CAGR. We believe that as the U.S. economy stabilizes, the number of existing homesale transactions as a percentage of U.S. households will progress to the 4.5% mean level and the number of annual existing homesale transactions will increase;

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according to the 2011 State of the Nation’s Housing Report compiled by JCHS, the number of U.S. households is projected to grow by an average of 1.2 million annually from 2010 to 2020. Assuming this annual household formation and given the lack of new home building activity over the past several years, we would expect both home sale price and volume to exhibit strong growth over the long term;

•	aging echo boomers (i.e., children born to baby boomers) are expected to drive much of the next U.S. household growth;

•	we believe that as baby boomers age, a portion are likely to purchase smaller homes or purchase retirement homes thereby increasing homesale activity; and

•	according to NAR, the number of renters that qualify to buy a median priced home increased from 9 million in 2005 to 19 million in 2011.

Our Strengths

We believe that our scale, market leadership, breadth of complementary servicing offerings and operations, and the substantial brand equity of our portfolio of brokerage brands, coupled with our efficient, shared back office operations are distinguishing factors in our industry and provide us with various competitive advantages. These strengths include the following:

The market leader in residential real estate services. We believe that we are the preeminent provider of residential real estate services with a strong market presence in each of our business units. For instance:

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in 2011, we were involved, either through our franchise operations or company owned brokerage offices, in approximately 26% of all existing domestic homesale transaction volume that involved a real estate brokerage firm;

•	our franchise real estate brokerage business is more than two and a half times larger than our nearest competitor when measured by the number of independent sales associates;

•	our owned real estate brokerage business generates approximately three and a half times the sales volume of our nearest domestic competitor;

•	our relocation services business is nearly double that of our nearest competitor when measured by the volume of relocated employees in 2011; and

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our title and settlement services business continues to strengthen through continued participation in NRT transactions, expansion of services provided to third party mortgage originators and growth in title underwriting.

World class portfolio of real estate brands serving all market segments. We are the only major residential real estate services provider to successfully manage multiple, locally competing real estate brands on both a national and international basis. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation and market prominence as well as word-of-mouth recommendations. In addition, we believe that brand recognition contributes significantly to the retention of independent sales associates, as evidenced by the retention of the production of approximately 94% of our first and second quartile of sales associates at NRT through June 30, 2012. These strong brands also contribute to the retention of our franchisees, as evidenced by our franchisee retention rate of 97% of gross commission income in our franchise system through June 30, 2012. Our broad array of brands and operations allows us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points. For example, our Sotheby’s brand serves the high-end market and its global brand recognition is fueling its strong international growth, while our Century 21® brand serves all market segments in the U.S. and internationally as one of the most recognizable names in real estate.

Attractive business model with recurring revenue base. We believe that our established role as an intermediary in the home sale process and our integrated fee-for-services platform creates a strong business model with recurring revenue streams. Our real estate franchise operations have a recurring franchisee revenue base, generate high profit margins and require relatively modest capital investment. We also realize significant economies of scale by servicing multiple brands with a single shared service organization that provides, among other services, accounting, collection and technology platforms that benefit all our brands. We believe that our business model positions us well to take advantage of the continually-evolving housing needs of individuals across the demographic spectrum, providing a certain level of recurring revenue.

Revenue enhancing “value circle” among our complementary businesses. We believe that our four complementary businesses and mortgage joint venture uniquely position us to generate revenue growth opportunities from the multiple components of a residential real estate transaction, with each service generating the potential for revenues in ancillary services offered by other business units. We believe that our strong, long-term relationships with our franchisees, the broad range of our real estate and relocation services and our ability to capture incremental business opportunities through cross-selling many of our related products and services provide us with significant market place advantages and incremental revenue generation opportunities.

Well-positioned for a residential real estate market recovery. Since 2005, we have instituted a number of actions that we believe more favorably position our business, relative to prior residential real estate market cycles, to take advantage of a sustained residential real estate market recovery. Although the unfavorable conditions in the real estate market have resulted in significant operating losses over the last several years, we have reduced our operating cost base by approximately $500 million since 2006, of which approximately $200 million of the reduction occurred from 2009 to 2011. We believe that we will be able to maintain a significant majority of those savings as the residential housing market recovers. Furthermore, we have continued to invest in our business to drive future growth opportunities. For example, in 2008 we launched the Better Homes and Gardens® Real Estate brokerage brand to expand market penetration opportunities. At RFG, we have continued to enlarge our franchise network footprint by adding a significant number of new franchisees and at NRT we have continued to add to our sales associate base by recruiting productive new sales associates and strategically acquiring brokerage firms. In addition, we expanded the Cartus global footprint through the acquisition of Primacy in 2010. Our historically strong performance at higher residential real estate activity levels, combined with the investments we have made in our business and the cost-saving actions we have taken, position us to take advantage of a sustained residential real estate market recovery.

Attractive cash flow generation characteristics. Upon completion of this offering and related transactions, we expect to reduce our annualized interest expense by approximately $330 million assuming debt balances as of June 30, 2012, which would have represented a reduction of approximately 49% of our $672 million of interest expense for the twelve months ended June 30, 2012. We believe this reduction in our interest expense, combined with our profitability improvement with a residential real estate market recovery, modest capital expenditure requirements and the substantial reduction of future cash taxes from the anticipated utilization of our significant net operating loss carry forwards of approximately $2.1 billion as of December 31, 2011, will position us to be able to generate significant free cash flow with a residential real estate market recovery. The cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Industry leading management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth. Our senior executive management team combines a deep knowledge of the real estate markets and an understanding of industry trends. We believe that our depth of experience in these areas has enabled us to effectively manage through the economic downturn despite our significant operating losses during such time, adapt to technological advances, operate more effectively, and remain a preeminent provider of real estate and relocation services in the U.S.

Our Strategies

We intend to pursue the following key elements of our business strategy in order to continue to grow and strengthen the Company:

Capitalize on a residential real estate market recovery. Since 2005, we have undertaken significant efforts to streamline our businesses, expand our operational footprint and invest in our business which we believe positions us well to capitalize on a sustained residential real estate market recovery. Notwithstanding the fact that we incurred net losses for the six months ended June 30, 2012 and the year ended December 31, 2011 primarily due to our high interest expense obligations combined with the downturn in the residential real estate market, we believe that our business model will allow us to achieve incremental EBITDA driven by macroeconomic improvements to the overall residential real estate market and/or due to actions taken by management to improve our market position through organic gains or strategic acquisitions. For example, in 2011, EBITDA at NRT and RFG combined would have increased by approximately $11 million (assuming all other variables remain constant) with every 1% increase in either our homesale sides or average selling price. In addition, EBITDA at Cartus and TRG will also benefit from a recovering residential real estate market and overall economy. We believe that our ability to capitalize on a residential real estate market recovery, together with our anticipated reduction of indebtedness and interest expense in connection with this offering and related transactions, will result in a significant improvement in our net equity which was a deficit of approximately $1.7 billion as of June 30, 2012. After giving effect to the offering and related transactions, our total equity would have been approximately $1.0 billion as of June 30, 2012.

Continue to utilize our technology platform to add value and differentiate our services. We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. We intend to continue to identify, acquire, develop, and market new technologies and tools that are designed to further solidify our market position, expand our customer base, convert Internet leads into revenue generating opportunities, be more responsive to our customers’ needs and help our independent sales associates to become more efficient and successful. We continue to expand our technological platform to effectively leverage technologies across our franchised and proprietary brands and differentiate our business from new entrants in the real estate market. This technological platform allows us to continue to strengthen ties and maximize connectivity with our independent sales associates, franchisees, corporate customers and home buyers.

Examples include:

•	LeadRouter, our proprietary lead management system, which has helped convert leads for our franchisee and company owned brokerage offices.

•	The creation of customer relationship management platforms to facilitate communication between our and our franchisees’ independent sales agents and customers.

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HOMEBASE, a proprietary system which facilitates the delivery of real estate brokerage and title closing services, improves ancillary services capture rates and maintains and fosters ongoing relationships with customers following the close of a transaction. This system is operational in a vast majority of NRT’s brokerage offices and is expected to be made available to our franchisees.

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Attractive financial arrangements with third party websites such as Google, Yahoo, Trulia, Zillow and others that significantly advantage our agents and franchisees. In addition, each RFG brand maintains a dedicated YouTube channel showcasing thousands of property listings to potential buyers.

Ongoing focus on growth opportunities. We continue to focus on the growth of our businesses, and believe that each of our segments is well-positioned to take advantage of unique growth opportunities.

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Real Estate Franchise Services. We intend to grow our real estate franchise business by selling new franchises and helping current franchisees recruit productive sales associates and grow their businesses. We believe we have significant incremental franchise sales opportunities with real estate brokers that are unaffiliated with a real estate brand, currently estimated to represent 55% of brokers, as well as real estate brokers that are affiliated with competing brands. We believe our franchise sales force can effectively market our franchise systems to these brokerages by leveraging our brand names, technologies, sales, marketing and educational support systems, and prospective participation in the Cartus Broker Network. We also intend to continue to expand our international presence through the sale of international master franchises (with the right to subfranchise), which has been our primary method of international expansion at RFG in 103 countries and territories, and, with some of our brands, direct franchise sales.

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Company Owned Real Estate Brokerage Services. We intend to continue to recruit, acquire and develop effective independent sales associates who can successfully engage and promote transactions from new and existing clients, which we believe will increase NRT’s profit margins due in part to our ability to incorporate new sales associates into our existing infrastructure. We also intend to continue to optimize our office footprint by opportunistically consolidating offices, rationalizing office size and reducing lease expense where appropriate in order to enhance overall profitability.

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Relocation Services. We intend to continue to expand our relocation services business domestically and globally through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. In 2011, we signed 124 new clients and expanded services provided to 300 existing clients. Our pipeline of client prospects for 2012 is robust. We also intend to grow our affinity services business, which provide our services to organizations such as insurance companies and credit unions that have established members.

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Title and Settlement Services. We intend to grow our title and settlement services business by recruiting title and escrow sales associates in existing markets and by completing acquisitions to expand our geographic footprint or complement existing operations. We also intend to continue to increase our capture rate of title business from our NRT homesale sides. During 2011, approximately 38% of the customers of our company owned brokerage offices where we offer title coverage also utilized our title and settlement services. In addition, we expect to continue to grow and diversify our lender channel and our title underwriting businesses by expanding and adding clients and increasing our agent base, respectively.

Utilize Cash Flow from Operations to further reduce indebtedness. Although we do not have any significant corporate debt maturities until 2016, with the positive cash flow we expect to generate from improved profitability as a result of a continuation of the residential real estate market recovery, our low capital expenditure requirements, low cash income taxes as a result of the anticipated utilization of our significant net operating loss position of $2.1 billion as of December 31, 2011 and the reduction in our annual interest expense following this offering, it is our primary objective to use a substantial portion of the cash flow generated from our business to further reduce our outstanding indebtedness in the future. The cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Our Complementary Businesses Build Value for Each Other

We participate in services associated with many aspects of the residential real estate market. Our four complementary businesses and mortgage joint venture work together to form our “value circle,” allowing us to generate revenue at various points in a residential real estate transaction, including listing of homes, assisting buyers in home searches, corporate relocation services, settlement and title services, and franchising of our brands. The businesses each benefit from our deep understanding of the industry, strong relationships with real estate brokers, sale associates and other real estate professionals and expertise across the transactional process. Unlike other industry participants who offer only one or two services, we can offer homeowners, our franchisees and our corporate and affinity clients ready access to numerous associated services that facilitate and simplify the home purchase and sale process. These services provide further revenue opportunities for our owned businesses and those of our franchisees. Specifically, our brokerage offices and those of our franchisees participate in purchases and sales of homes involving relocations of corporate transferees using Cartus relocation services and we offer customers (purchasers and sellers) of both our owned and franchised brokerage businesses convenient title and settlement services. These services produce incremental revenues for our businesses and franchisees. In addition, we participate in the mortgage process through our 49.9% ownership of PHH Home Loans. All four of our businesses and our mortgage joint venture can derive revenue from the same real estate transaction.

Our Brands

Our brands are among the most well known and established real estate brokerage brands in the real estate industry. As of June 30, 2012, our franchise system had approximately 13,500 franchised and company owned offices and 238,500 independent sales associates operating under our franchise and proprietary brands in the U.S. and other countries and territories around the world, which includes approximately 720 of our company owned and operated brokerage offices. In 2011, based on NAR’s historical survey data and our own results, we were involved, either through our franchise operations or our company owned brokerages, in approximately 26% of all existing homesale transaction volume (sides times price) for domestic transactions involving a real estate brokerage firm.

Our real estate franchise brands, excluding proprietary brands that we own, are listed in the following chart, which includes information as of June 30, 2012 (December 31, 2011, with respect to U.S. annual sides) for both our franchised and company owned offices:

Worldwide Offices (1)	7,000	3,100	2,300	630	230	165

Worldwide Brokers and Sales Associates (1)	100,100	83,200	31,200	12,300	7,600	1,900
U.S. Annual Sides (as of December 31, 2011)	372,682	596,268	101,717	49,518	33,884	N/A
# Countries with Owned or Franchised Operations	73	51	38	44	2	26

Characteristics	World’s largest residential real estate sales organization	Longest running national real estate brand in the U.S. (106 years)	Driving value through innovation and collaboration	Synonymous with luxury	Growing real estate brand launched in July 2008	A commercial real estate franchise organization

	Identified by consumers as the most recognized name in real estate	Known for innovative consumer services, marketing and technology	Highest percentage of international offices among international brands	Strong ties to auction house established in 1744	Unique relationship with a leading media company, including largest lifestyle magazine in the U.S.	Serves a wide range of clients from corporations to small businesses to individual clients and investors
	Significant international office footprint			Rapid International Growth

(1)	Includes offices and related brokers and sales associates of franchisees of master franchisors.

Real Estate Franchise Services

Our primary objectives as the largest franchisor of residential real estate brokerages in the world are to sell new franchises, retain existing franchises, create or acquire new brands and, most importantly, provide branding and support to our franchisees. At June 30, 2012, our real estate franchise system had approximately 13,500 offices worldwide in 103 countries and territories in North and South America, Europe, Asia, Africa, the Middle East and Australia, including approximately 6,100 brokerage offices in the U.S.

Over the past few years, our total number of offices and franchisees contracted due to the prolonged housing downturn. Despite this downturn we continued to sell franchises domestically, increased the number of international master franchise agreements and increased the geographic footprint of our franchisees.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees (typically ten years in duration), including NRT. The royalty fee is based on a percentage of the franchisees’ sales commission earned from closed homesale sides (either the “buy” side or the “sell” side of a real estate transaction), which we refer to as gross commission income, and our franchisees pay us such royalty fees, net of volume incentives achieved (other than NRT), for the right to operate under one of our trademarks and to utilize the benefits of the franchise system. We provide our franchisees with certain systems and tools that are designed to help our franchisees serve their customers and attract new or retain existing independent sales associates, and support our franchisees with servicing programs, technology, education and market information, as well as a branding-related marketing which is funded through contributions by our franchisees and us (including our company owned brokerage offices). We operate and maintain an Internet-based reporting system for our domestic franchisees which generally allows them to electronically transmit listing information to our websites and other relevant reporting data and also own and operate websites for each of our brands for the benefit of our franchisees.

RFG drives revenue primarily from domestic royalty revenue from affiliates and our company owned brokerage operations. RFG’s domestic annual net royalty revenues from franchisees other than our company owned brokerages are calculated by multiplying (1) that year’s total number of closed homesale sides in which those franchisees participated by (2) the average sale price of those homesales by (3) the average brokerage commission rate charged by these franchisees by (4) RFG’s net effective royalty rate. The net effective royalty rate represents the average percentage of our franchisees’ commission revenues paid to us as a royalty, net of volume incentives achieved. The net effective royalty rate does not include the effect of non-standard production or development incentives granted to some franchisees. The domestic royalty revenue from NRT is also calculated by multiplying homesale sides by average sale price and average brokerage commission rate by 6% royalty rate. NRT does not get volume incentives. In addition, to domestic royalty revenue, RFG earns royalty revenue from international affiliates, marketing fees (which is spent on national advertising campaigns), preferred alliance and other revenue. The following chart illustrates the key drivers for revenue earned by RFG:

We believe one of our strengths is the strong relationships that we have with our franchisees as evidenced by the franchisee retention rate of 97% through June 30, 2012. Our retention rate represents the annual gross commission income as of June 30th of the previous year generated by our franchisees that remain in the franchise system on an annual basis, measured against the annual gross commission income of all franchisees as of June 30th of the previous year. On average, our domestic franchisees’ tenure with our brands was approximately 19 years as of June 30, 2012. During 2011, none of our franchisees (other than our company owned brokerage operations) generated more than 1% of our real estate franchise business revenues.

The franchise agreements impose restrictions on the business and operations of the franchisees and require them to comply with the operating and identity standards set forth in each brand’s policy and procedures manuals. A franchisee’s failure to comply with these restrictions and standards could result in a termination of the franchise agreement. The franchisees generally are not permitted to terminate the franchise agreements, and in those cases where termination rights do exist, they are very limited (e.g., if the franchisee retires, becomes disabled or dies). Generally, new domestic franchise agreements have a term of ten years and require the franchisees to pay us an initial franchise fee of up to $35,000 for the franchisee’s principal office, plus, upon the receipt of any commission income, a royalty fee, in most cases, equal to 6% of such income. Each of our franchise systems (other than Coldwell Banker Commercial®) offers a volume incentive program, whereby each franchisee is eligible to receive a refund of a portion of the royalties paid upon the satisfaction of certain conditions. The amount of the volume incentive varies depending upon the franchisee’s annual gross revenue subject to royalty payments for the prior calendar year. Under the current form of the franchise agreements, the volume incentive varies for each franchise system, and ranges from zero to 3% of gross revenues. We provide a detailed table to each franchisee that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts. We reserve the right to increase or decrease the percentage and/or dollar amounts in the table, subject to certain limitations. Our company owned brokerage offices do not participate in the volume incentive program. Franchisees and company owned offices are also required to make monthly contributions to marketing funds maintained by each brand for the creation and development of advertising, public relations, other marketing programs and related tools and services.

Under certain circumstances, we extend conversion notes (development advance notes were issued prior to 2009) to eligible franchisees for the purpose of providing an incentive to join the brand, to renew their franchise agreements, or to facilitate their growth opportunities. Growth opportunities include the expansion of franchisees’ existing businesses by opening additional offices, through the consolidation of operations of other franchisees, as well as through the acquisition of independent sales agents and offices operated by independent brokerages. Many franchisees use the proceeds from the conversion notes to change stationery, signage and marketing materials, upgrade technology and websites, or to assist in acquiring companies. The notes are not funded until appropriate credit checks and other due diligence matters are completed and the business is opened and operating under one of our brands. Upon satisfaction of certain performance based thresholds, the notes are forgiven over the term of the franchise agreement.

In addition to offices owned and operated by our franchisees, we, through NRT, own and operate approximately 720 offices under the following names: Coldwell Banker®, ERA®, Sotheby’s International Realty®, The Corcoran Group® and CitiHabitats. NRT pays intercompany royalty fees and marketing fees to our real estate franchise business in connection with its operation of these offices. These fees are recognized as income or expense by the applicable segment level and eliminated in the consolidation of our businesses. NRT is not eligible for any volume incentives.

In the U.S. and generally in Canada, we employ a direct franchising model whereby we contract with and provide services directly to independent owner-operators. In other parts of the world, we employ either a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise in such third party’s country or region or a direct franchising model in the case of Sotheby’s International Realty. Under the master franchise model, we typically enter into long term franchise agreements (often 25 years in duration) and receive an initial area development fee and ongoing royalties. The ongoing royalties are generally a percentage of the royalties received by the master franchisor from its franchisees with which it contracts.

We also offer third-party service providers an opportunity to market their products to our franchisees and their independent sales associates and customers through our Preferred Alliance Program. To participate in this program, service providers generally pay us some combination of an initial licensing or access fee, subsequent marketing fees and commissions based upon our franchisees’ or independent sales associates’ usage of the preferred alliance vendors. In connection with the spin-off of PHH, Cendant’s former mortgage business, PHH Mortgage Corporation, the subsidiary of PHH that conducts mortgage financing, is the only provider of mortgages for customers of our franchisees that we endorse. We receive a fee from PHH for licensing our brands and an advertising fee for allowing PHH promotional opportunities on websites and in offices and at periodic group events.

We own the trademarks “Century 21®”, “Coldwell Banker®”, “Coldwell Banker Commercial®”, “ERA®” and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our real estate franchise segment. Our franchisees and our subsidiaries actively use these trademarks, and all of the material trademarks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with corresponding trademark offices in major countries worldwide where these businesses have significant operations.

We have an exclusive license to own, operate and franchise the Sotheby’s International Realty® brand to qualified residential real estate brokerage offices and individuals operating in eligible markets pursuant to a license agreement with SPTC Delaware LLC, a subsidiary of Sotheby’s (“Sotheby’s”). Such license agreement has a 100-year term, which consists of an initial 50-year term ending February 16, 2054 and a 50-year renewal option. In connection with our acquisition of such license, we also acquired the domestic residential real estate brokerage operations of Sotheby’s which are now operated by NRT. We pay a licensing fee to Sotheby’s for the use of the Sotheby’s International Realty® name equal to 9.5% of the royalties earned by our Real Estate Franchise Services Segment attributable to franchisees affiliated with the Sotheby’s International Realty® brand, including our company owned offices.

In October 2007, we entered into a long-term license agreement to own, operate and franchise the Better Homes and Gardens® Real Estate brand from Meredith. The license agreement between Realogy and Meredith is for a 50-year term, with a renewal option for another 50 years at our option. We pay an annual minimum licensing fee which began in 2009 at $0.5 million and will increase to $4 million by 2014 and generally remains the same thereafter. At June 30, 2012, we had approximately 230 offices with approximately 7,600 independent sales associates operating under the Better Homes and Gardens® Real Estate brand name in the U.S. and Canada.

Each of our brands has a consumer website that offers real estate listings, contacts and services. Century21.com, coldwellbanker.com, coldwellbankercommercial.com, sothebysrealty.com, era.com and bhgrealestate.com are the official websites for the Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, Sotheby’s International Realty®, ERA® and Better Homes and Gardens® Real Estate franchise systems, respectively. The contents of these websites are not incorporated by reference herein or otherwise a part of this prospectus.

Company Owned Real Estate Brokerage Services

Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas in the U.S. Our company owned real estate brokerage business operates under the Coldwell Banker®, ERA® and Sotheby’s International Realty® franchised brands as well as proprietary brands that we own, but do not currently franchise, such as The Corcoran Group® and CitiHabitats. In addition, under NRT, we operate a large independent REO residential asset manager, which focuses on bank-owned properties. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders and the profitability of this business is historically countercyclical to the overall state of the housing market. As of June 30, 2012, we had approximately 720 company owned brokerage offices, approximately 4,700 employees and approximately 41,500 independent sales associates working with these company owned offices.

Our company owned real estate brokerage business derives revenue primarily from gross commission income received serving as the broker at the closing of real estate transactions. For the six months ended June 30, 2012, our average homesale broker commission rate was 2.50% which represents the average commission rate earned on either the “buy” side or the “sell” side of a homesale transaction. Gross commission income is also earned on non-sale transactions such as home rentals. NRT, as a franchisee of RFG, pays a royalty fee of 6% per transaction to RFG from the commission earned on a real estate transaction. The following chart illustrates the key drivers for revenue earned by NRT:

In addition, as a full-service real estate brokerage company, we promote the complementary services of our relocation and title and settlement services businesses, in addition to PHH Home Loans. We believe we provide integrated services that enhance the customer experience.

When we assist the seller in a real estate transaction, our independent sales associates generally provide the seller with a full service marketing program, which may include developing a direct marketing plan for the property, assisting the seller in pricing the property and preparing it for sale, listing it on multiple listing services, advertising the property (including on websites), showing the property to prospective buyers, assisting the seller in sale negotiations, and assisting the seller in preparing for closing the transaction. When we assist the buyer in a real estate transaction, our independent sales associates generally help the buyer in locating specific properties that meet the buyer’s personal and financial specifications, show properties to the buyer, assist the buyer in negotiating (where permissible) and in preparing for closing the transaction.

At June 30, 2012, we operated approximately: 90% of our offices under the Coldwell Banker® brand name, 5% of our offices under The Corcoran Group® and CitiHabitats brand names, 4% of our offices under the Sotheby’s International Realty® brand name, and 1% of our offices under the ERA® brand name. Our offices are geographically diverse with a strong presence in the east and west coast areas, where home prices are generally higher. We operate our Coldwell Banker® offices in numerous regions throughout the U.S., our Sotheby’s International Realty® offices in several regions throughout the U.S, our Corcoran® Group offices in New York City, the Hamptons (New York), and Palm Beach, Florida and our ERA® offices in Pennsylvania.

We intend to grow our business both organically and through strategic acquisitions. To grow organically, we will focus on working with office managers to recruit, retain and facilitate effective independent sales associates who can successfully engage and promote transactions from new and existing clients.

We have a dedicated group of professionals whose function is to identify, evaluate and complete acquisitions. We are continuously evaluating acquisitions that will allow us to enter into new markets and to expand our market share in existing markets through smaller “tuck-in” acquisitions. Following completion of an acquisition, we consolidate the newly acquired operations with our existing operations. By consolidating operations, we reduce or eliminate duplicative costs, such as advertising, rent and administrative support. By utilizing our existing infrastructure to support a broader network of independent sales associates and revenue base, we can enhance the profitability of our operations. We also seek to enhance the profitability of newly acquired operations by increasing the productivity of the acquired brokerages’ independent sales associates. We provide these independent sales associates with supplemental tools, training and resources that are often unavailable at smaller firms, such as access to sophisticated information technology and ongoing technical support, increased advertising and marketing support, relocation referrals, and a wide offering of brokerage-related services.

Our real estate brokerage business has a contract with Cartus under which the brokerage business provides brokerage services to relocating employees of the clients of Cartus. When receiving a referral from Cartus, our brokerage business seeks to assist the buyer in completing a homesale or home purchase. Upon completion of a homesale or home purchase, our brokerage business receives a commission on the purchase or sale of the property and is obligated to pay Cartus a portion of such commission as a referral fee. We believe that these fees are comparable to the fees charged by other relocation companies.

PHH Home Loans, our home mortgage venture with PHH, a publicly traded company, has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years notice to PHH. We own 49.9% of PHH Home Loans and PHH owns the remaining 50.1%. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. Such earlier termination would result in (i) PHH selling its interest to a buyer designated by us or (ii) requiring PHH to buy our interest. In either case, the purchase price would be the fair market value of the interest sold. All mortgage loans originated by the venture are sold to PHH or other third party investors after a hold period, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. PHH Home Loans is the exclusive recommended provider of mortgages for our company owned real estate brokerage business (unless exclusivity is waived by PHH).

Relocation Services

Through our subsidiary, Cartus, we are a leading global provider of outsourced employee relocation services.

We primarily offer corporate clients employee relocation services, such as:

•

homesale assistance, including the evaluation, inspection, purchasing and selling of a transferee’s home; the issuance of home equity advances to transferees permitting them to purchase a new home before selling their current home (these advances are generally guaranteed by the client); certain home management services; assistance in locating a new home; and closing on the sale of the old home, generally at the instruction of the client;

•	expense processing, relocation policy counseling, relocation-related accounting, including international assignment compensation services, and other consulting services;

•

arranging household goods moving services, with approximately 71,000 domestic and international shipments in 2011, and providing support for all aspects of moving a transferee’s household goods, including the handling of insurance and claim assistance, invoice auditing and quality control;

•	visa and immigration support, intercultural and language training, and expatriation/repatriation counseling and destination services; and

•	group move management services providing coordination for moves involving a large number of transferees to or from a specific regional area over a short period of time.

The wide range of our services allows our clients to outsource their entire relocation programs to us.

In January 2010, our relocation business acquired Primacy, a U.S. based relocation and global assignment management services company with international locations in Canada, Europe and Asia. The acquisition enabled Cartus to re-enter the U.S. government relocation business, increase its domestic operations, as well as expand the Company’s global relocation capabilities. Effective January 1, 2011, the Primacy business operates under the Cartus name.

In 2011, we assisted in over 153,000 relocations in more than 165 countries for approximately 1,500 active clients, including over 64% of the Fortune 50 companies as well as affinity organizations. Cartus has offices in the U.S. as well as internationally in the United Kingdom, Canada, Hong Kong, Singapore, China, Germany, France, Switzerland and the Netherlands.

Under relocation services contracts with our clients, homesale services have historically been classified into two types, “at risk” and “no risk.” Under “no risk” business, which during 2011 accounted for substantially all of our homesale service transactions, the client is responsible for reimbursement of all direct expenses associated with the homesale. Such expenses include, but are not limited to, appraisal, inspection and real estate brokerage commissions. The client also bears the risk of loss on the re-sale of the transferee’s home. Clients are responsible for reimbursement of all other direct costs associated with the relocation, including, but not limited to, costs to move household goods, mortgage origination points, temporary living and travel expenses. Generally we fund the direct expenses associated with the homesale as well as those associated with the relocation on behalf of the client and the client then reimburses us for these costs plus interest charges on the advanced money. This limits our exposure on “no risk” homesale services to the credit risk of our clients rather than to the potential fluctuations in the real estate market or to the creditworthiness of the individual transferring employee. Historically, due to the credit quality of our clients, we have had minimal losses with respect to these “no risk” homesale services.

In “at risk” homesale service transactions in which we engage, we acquire the home being sold by relocating employees, pay for all direct expenses (acquisition, carrying and selling costs) associated with the homesale and bear any loss on the sale of the home. As with the “no-risk” contracts, clients with “at risk” contracts bear the non-homesale related direct costs associated with the relocation though we generally advance these expenses and the client reimburses us inclusive of interest charges on the advanced money. The “at risk” business that we do conduct relates almost entirely to certain government and corporate contracts we assumed in the Primacy acquisition, which we believe are structured in a manner that mitigates risks associated with a downturn in the residential real estate market.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred to the time of termination.

There are a number of different revenue streams associated with relocation services. We earn commissions primarily from real estate brokers and household goods moving companies that provide services to the transferee. Clients may also pay transactional fees for the services performed. We also earn net interest income which represents interest earned on the funds we advance on behalf of the transferring employee net of costs associated with the securitization obligations. Cartus measures operating performance based on initiations, which represent the total number of transferees we serve, and referrals, which represent the number of referrals from which we earn revenue from real estate brokers. The following chart illustrates the key drivers for revenue generated by Cartus:

We also manage the Cartus Broker Network, which is a network of real estate brokers consisting of our company owned brokerage operations, select franchisees and independent real estate brokers who have been approved to become members. Member brokers of the Cartus Broker Network receive referrals from our relocation services business in exchange for a referral fee. The Cartus Broker Network closed approximately 61,000 properties in 2011 related to relocation, affinity, and broker to broker activity. The broker to broker segment accounted for approximately 5% of our relocation revenue.

About 6% of our relocation revenue in 2011 was derived from our affinity services, which provide real estate and relocation services, including home buying and selling assistance, as well as mortgage assistance and moving services, to organizations such as insurance companies and credit unions that have established members. Often these organizations offer our affinity services to their members at no cost and, where permitted, provide their members with a financial incentive for using these services. This service helps the organizations attract new members and retain current members.

Title and Settlement Services

Our title and settlement services business, TRG, provides full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. We act in the capacity of a title agent and sell title insurance to property buyers and mortgage lenders. We are licensed as a title agent in 42 states and Washington, D.C., and have physical locations in 24 states and Washington, D.C. We issue title insurance policies on behalf of large national underwriters as well as through our Dallas-based subsidiary, Title Resources Guaranty Company (“TRGC”), which we acquired in January 2006. TRGC is a title insurance underwriter licensed in 27 states and Washington, D.C. We operate mostly in major metropolitan areas. As of June 30, 2012, we had approximately 340 offices, approximately 200 of which are co-located within one of our company owned brokerage offices.

Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property. For policies issued through our agency operations, assuming no negligence on our part, we typically are liable only for the first $5,000 of loss for such policies on a per claim basis, with the title insurer being liable for any remaining loss. Title insurance policies state the terms and conditions upon which a title underwriter will insure title to real property. Such policies are issued on the basis of a preliminary report or commitment. Such reports are prepared after, among others, a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. To facilitate the preparation of preliminary reports, copies of public records, maps and other relevant historical documents are compiled and indexed in a title plant. We subscribe to title information services provided by title plants owned and operated by independent entities to assist us in the preparation of preliminary title reports. In addition, we own, lease or participate with other title insurance companies or agents in the cooperative operation of such plants.

The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. When our title agencies sell title insurance, the title search and examination function is performed by the agent. The title agent and underwriter split the premium. The amount of such premium “split” is determined by agreement between the agency and underwriter, or is promulgated by state law. We have entered into underwriting agreements with various underwriters, which state the conditions under which we may issue a title insurance policy on their behalf.

Our company owned brokerage operations are the principal source of our title and settlement services business for resale transactions. Other sources of our title and settlement services resale business include our real estate franchise business and Cartus. Many of our offices have subleased space from, and are co-located within, our company owned brokerage offices, a strategy that is compliant with RESPA and any analogous state laws. The capture rate of our title and settlement services business from company owned brokerage operations was approximately 38% in 2011. For refinance transactions, we generate revenues from PHH and other financial institutions throughout the mortgage lending industry.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. For example, in California, a title insurer/agent cannot rely on more than 50% of its title orders from “controlled business sources,” which is defined as sources controlled by, or which control, directly or indirectly, the title insurer/agent, which would include leads generated by our company owned brokerage business. In those states in which we operate our title and settlement services business that have “controlled business” statutes, we comply with such statutes by ensuring that we generate sufficient business from sources we do not control.

We derive revenue through fees charged in real estate transactions for rendering the services described above as well as a percentage of the title premium on each title insurance policy sold. We provide many of these services in connection with our residential and commercial real estate brokerage and relocation operations. Fees for escrow and closing services are separate and distinct from premiums paid for title insurance and other real-estate services.

We coordinate a national network of escrow and closing agents (some of whom are our employees, while others are attorneys in private practice and independent title companies) to provide full-service title and settlement services to a broad-based group that includes lenders, home buyers and sellers, developers, and independent real estate sales associates. Our role is generally that of an intermediary managing the completion of all the necessary documentation and services required to complete a real estate transaction.

We also derive revenues by providing our title and settlement services to various financial institutions in the mortgage lending industry. Such revenues are primarily derived from providing our services to customers who are refinancing their mortgage loans.

Our title and settlement services business measures operating performance based on purchase and refinance closing units and the related title premiums and escrow fees earned on such closings. In addition, we measure net title premiums earned for title policies issued by our underwriting operation. The following chart illustrates the key drivers for revenue generated by our title and settlement services business:

We intend to grow our title and settlement services business by recruiting title and escrow sales associates in existing markets and by completing acquisitions to expand our geographic footprint or complement existing operations. We also intend to continue to increase our capture rate of title business from our NRT homesale sides. In addition, we expect to continue to grow and diversify our lender channel and our underwriting businesses by expanding and adding clients and increasing our agent base, respectively.

Competition

Real Estate Franchise Business. Competition among the national real estate brokerage brand franchisors to grow their franchise systems is intense. Our largest national competitors in this industry include, but are not limited to three large, franchisors: Brookfield Residential Property Services, an affiliate of Brookfield Asset Management, Inc. or Brookfield, which in December 2011 acquired Prudential Real Estate and Relocation Services and also operates several brands including Real Living in the U.S. and Royal LePage in Canada; RE/MAX International, Inc.; and Keller Williams Realty, Inc. In addition, a real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain unaffiliated. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand and services, the nature of those services offered to franchisees, including the availability of financing, and the fees the franchisees must pay. Franchise sales are impacted by the state of the housing industry.

The ability of our real estate brokerage franchisees to compete with other real estate brokerages is important to our prospects for growth. Their ability to compete may be affected by the quality of independent sales associates, the location of offices, the services provided to independent sales associates, the number of competing offices in the vicinity, affiliation with a recognized brand name, community reputation, technology and other factors. A franchisee’s success may also be affected by general, regional and local economic conditions.

Real Estate Brokerage Business. The real estate brokerage industry is highly competitive, particularly in the metropolitan areas in which our owned brokerage businesses operate. In addition, the industry has relatively low barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based listing services. Companies compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and brokerage commissions. We compete with other national independent real estate organizations, including HomeServices of America in certain of our markets, franchisees of our brands and of other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations such as Weichert Realtors and Long & Foster Real Estate, discount brokerages and smaller niche companies competing in local areas.

Relocation Business. Competition in our relocation business is based on service, quality and price. We compete primarily with global and regional outsourced relocation services providers. The larger outsourced relocation services providers that we compete with include: Brookfield Global Relocation Services (including the recently acquired operations of Prudential Real Estate and Relocation Services), SIRVA, Inc., and Weichert Relocation Resources, Inc.

Title and Settlement Business. The title and settlement business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. The title and settlement business competes with a large, fragmented group of smaller underwriters and agencies. In addition, we compete with national competitors, including Fidelity National Title Insurance Company, First American Title Insurance Company, Stewart Title Guaranty Company and Old Republic Title Company.

Marketing

Real Estate Franchise Business

Each of our residential franchise brands operates a marketing fund and our commercial brand operates a commercial marketing fund that is funded by our franchisees and us. The primary focus of each marketing fund is to build and maintain brand awareness, which is accomplished through a variety of media, including increased use of Internet promotion. Our Internet presence, for the most part, features our entire listing inventory in our regional and national markets, plus community profiles, home buying and selling advice, relocation tips and mortgage financing information. Each brand manages a comprehensive system of marketing tools, systems and sales information and data that can be accessed through free standing brand intranet sites to assist independent sales associates in becoming the best marketer of their listings. In addition to the Sotheby’s International Realty® brand, a leading luxury brand, our franchisees and our company owned brokerages also participate in luxury marketing programs, such as Century 21® Fine Homes & Estates®, Coldwell Banker Previews®, and ERA International Collection®.

According to NAR, 88% of homebuyers used the Internet in their search for a new home in 2011. Our marketing and technology strategies focus on capturing these consumers and assisting in their purchase.

Advertising is used by the brands to drive consumers to their respective websites. Significant focus is placed on developing websites for each brand to create value to the real estate consumer. Each brand website focuses on streamlined, easy search processes for listing inventory and rich descriptive details and multiple photos to market the real estate listing. Additionally, each brand website serves as a national distribution point for independent sales associates to market themselves to consumers to enhance the customer experience. We place significant emphasis on distributing our real estate listings with third party websites to expand a consumer’s access to such listings. Consumers seeking more detailed information about a particular listing on a third party website are able to click through to a brand website or a Company-owned brokerage website or telephone the franchisee or Company-owned brokerage directly.

In order to improve our response times to buyers and sellers seeking real estate services, we developed LeadRouter, our proprietary lead management system. We believe LeadRouter provides a competitive advantage by improving the speed at which a brokerage can begin working with a customer. The system converts text to voice and transfers the lead to our agents within a matter of seconds, providing our agents with the ability to quickly respond to the needs of a potential home buyer or seller. Additionally, LeadRouter provides the broker with an accountability tool to manage their agents and evaluate productivity.

Company Owned Brokerage Operations

Our company owned real estate brokerage business markets our real estate services and specific real estate listings primarily through individual property signage, the Internet, and by hosting open houses of our listings for potential buyers to view in person during an appointed time period. In addition, contacts and communication with other real estate sales associates, targeted direct mailings, and local print media, including newspapers and real estate publications, are effective for certain price points and geographical locations.

Our independent sales associates at times choose to supplement our marketing with specialized programs they fund on their own. We provide our independent sales associates with promotional templates and materials which may be customized for this opportunity.

In addition to our Sotheby’s International Realty® offices, we also participate in luxury marketing programs established by our franchisors, such as Coldwell Banker Previews® and the ERA International Collection®. The programs provide special services for buyers and sellers of luxury homes, with attached logos to differentiate the properties. Our independent sales associates are offered the opportunity to receive specific training and certification in their respective luxury properties marketing program. Properties listed in the program are highlighted through specific:

•	signage displaying the appropriate logo;

•	features in the appropriate section on the Company’s Internet site;

•	targeted mailings to prospective purchasers using specific mailing lists; and

•	collateral marketing material, magazines and brochures highlighting the property.

The utilization of information technology as a marketing tool has become increasingly effective in our industry, and we believe that trend will continue to increase. Accordingly, we have sought to become a leader among residential real estate brokerage firms in the use and application of technology. The key features of our approach are as follows:

•	The integration of our information systems with multiple listing services to:

•	provide property information on a substantial number of listings, including those of our competitors when possible to do so; and

•	integrate with our systems to provide current data for other proprietary technology within NRT, such as contract management technology.

•	The placement of property listings on the appropriate local operating company website as well as multiple third party websites that are real-estate focused.

The majority of these websites provide the opportunity for the customer to utilize different features, allowing them to investigate community information, view property information and print feature sheets on those properties, receive on-line updates, obtain mapping and property tours for open houses, qualify for financing, review the qualifications of our independent sales associates, receive home buying and selling tips, and view information on our local sales offices. The process usually begins with the browsing consumer providing search parameters to narrow their property viewing experience. Wherever possible, we provide at least six photographs of the property and/or a virtual tour in order to make the selection process as complete as possible. To make readily available the robust experience on our websites, we utilize paid web search engine advertising as a source for our consumers.

Most importantly, the browsing customer has the ability to contact us regarding their particular interest and receive a rapid response through our proprietary lead management system, LeadRouter.

Our independent sales associates have the ability to access professional support and information through various extranet sites in order to perform their tasks more efficiently. An example of this is the nationwide availability of a current “Do Not Call List” to assist them in the proper telemarketing of their services.

Seasonality

Our business from time to time has been and may continue to be affected by seasonal fluctuations in the residential real estate brokerage business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Negative Cash Flows; Seasonality and Cash Requirements” for further information.

Employees

At June 30, 2012, we had approximately 10,900 employees, including approximately 750 employees outside of the U.S. None of our employees are represented by a union. We believe that our employee relations are good.

Sales Associate Recruiting and Training

Each real estate brand provides training and marketing-related materials to its franchisees to assist them in the recruiting process. Each brand’s recruiting program contains different materials and delivery methods. The marketing materials range from a detailed description of the services offered by our franchise system (which will be available to the independent sales associate) in brochure or poster format to audio tape lectures from industry experts. Live instructors at conventions and orientation seminars deliver some recruiting modules while other modules can be viewed by brokers anywhere in the world through virtual classrooms over the Internet. Most of the programs and materials are then made available in electronic form to franchisees over the respective system’s private intranet site. Many of the materials are customizable to allow franchisees to achieve a personalized look and feel and make modifications to certain content as appropriate for their business and marketplace.

For our company owned brokerage operations, we focus on recruiting and retaining sales associates through a number of programs in order to drive revenue growth.

Government Regulation

Franchise Regulation. The sale of franchises is regulated by various state laws, as well as by the FTC. The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. The states with relationship or other statutes governing the termination of franchises include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Virginia, Washington, and Wisconsin. Puerto Rico and the Virgin Islands also have statutes governing termination of franchises. Some franchise relationship statutes require a mandated notice period for termination; some require a notice and cure period. In addition, some require that the franchisor demonstrate good cause for termination. These statutes do not have a substantial effect on our operations because our franchise agreements generally comport with the statutory requirements for cause for termination, and they provide notice and cure periods for most defaults. Where the franchisee is granted a statutory period longer than permitted under the franchise agreement, we extend our notice and/or cure periods to match the statutory requirements. In some states, case law requires a franchisor to renew a franchise agreement unless a franchisee has given cause for non-renewal. Failure to comply with these laws could result in civil liability to the affected franchisees. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation.

Real Estate Regulation. RESPA and state real estate brokerage laws restrict payments which real estate brokers, title agencies, mortgage bankers, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance and title insurance). Such laws may to some extent restrict preferred alliance and other arrangements involving our real estate franchise, real estate brokerage, settlement services and relocation businesses. In addition, with respect to our company owned real estate brokerage, relocation and title and settlement services businesses, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services.

On November 17, 2008, HUD published a rule that seeks to simplify and improve disclosures regarding mortgage settlement services and encourage consumers to compare prices for such services by consumers. The material provisions of the rule include: new Good Faith Estimate (“GFE”) and HUD-1 forms, permissibility of average cost pricing by settlement service providers, implementation of tolerance limits on various fees from the issuance of the GFE and the HUD-1 provided at closing, and disclosure of the title agent and title underwriter premium splits. To date there has not been any material impact (financial or otherwise) to the Company arising out of compliance with these new rules.

Pursuant to the Dodd-Frank Act, administration of RESPA has been moved from HUD to the new CFPB and it is possible that the practices of HUD, taking very expansive broad readings of RESPA, will continue or accelerate at the CFPB creating increased regulatory risk. RESPA also has been invoked by plaintiffs in private litigation for various purposes.

Our company owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to the licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, and advertising and consumer disclosures. Under state law, our company-owned real estate brokers have certain duties to supervise and are responsible for the conduct of their brokerage businesses.

Regulation of Title Insurance and Settlement Services. Many states license and regulate title agencies/settlement service providers or certain employees and underwriters through their Departments of Insurance or other regulatory body. In many states, title insurance rates are either promulgated by the state or are required to be filed with each state by the agent or underwriter, and some states promulgate the split of title insurance premiums between the agent and underwriter. States sometimes unilaterally lower the insurance rates relative to loss experience and other relevant factors. States also require title agencies and title underwriters to meet certain minimum financial requirements for net worth and working capital. In addition, the insurance laws and regulations of Texas, the jurisdiction in which our title insurance underwriter subsidiary, TRGC, is domiciled, generally provide that no person may acquire control, directly or indirectly, of a Texas domiciled insurer, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the Texas Department of Insurance. Generally, any person acquiring beneficial ownership of 10% or more of our voting securities would be presumed to have acquired indirect control of our title insurance underwriter subsidiary unless the Texas Department of Insurance upon application determines otherwise. Our insurance underwriter is also subject to a holding company act in its state of domicile, which regulates, among other matters, investment policies and the ability to pay dividends.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. We are aware of the states imposing such limits and monitor the others to ensure that if they implement such a limit that we will be prepared to comply with any such rule. “Controlled business” typically is defined as sources controlled by, or which control, directly or indirectly, the title insurer or agent. We are not aware of any pending controlled business legislation. A company’s failure to comply with such statutes could result in the non-renewal of the Company’s license to provide title and settlement services. We provide our services not only to our affiliates but also to third-party businesses in the geographic areas in which we operate. Accordingly, we manage our business in a manner to comply with any applicable “controlled business” statutes by ensuring that we generate sufficient business from sources we do not control. We have never been cited for failing to comply with a “controlled business” statute.

Properties

Corporate headquarters. Our corporate headquarters is located in leased offices at One Campus Drive in Parsippany, New Jersey. The lease expires in October 2013. We recently entered into a lease for new corporate headquarters at 175 Park Avenue, Madison, New Jersey, with a term of 17 years. We expect to take occupancy of the new headquarters in early 2013 and expect the lease to commence at that time. The new lease consists of approximately 270,000 square feet and the payment of base rent commences approximately 18 months following the date on which the lease commences.

Real estate franchise services. Our real estate franchise business conducts its main operations at our leased offices at One Campus Drive in Parsippany, New Jersey.

Company owned real estate brokerage services. As of June 30, 2012, our company owned real estate brokerage segment leases approximately 4.7 million square feet of domestic office space under approximately 940 leases. Its corporate headquarters and one regional headquarters are located in leased offices at One Campus Drive, Parsippany, New Jersey. As of June 30, 2012, NRT leased six facilities serving as regional headquarters, 21 facilities serving as local administration, training facilities or storage, and approximately 720 brokerage sales offices under approximately 837 leases. These offices are generally located in shopping centers and small office parks, generally with lease terms of one to five years. In addition, there are 77 leases representing vacant and/or subleased offices, principally relating to brokerage sales office consolidations.

Relocation services. Our relocation business has its main corporate operations in a leased building in Danbury, Connecticut with a lease term expiring in 2015. There are leased offices in the US, located in Lisle, Illinois; Irving, Texas; Omaha, Nebraska, Memphis, Tennessee, Folsom, California; Irvine, California; and St. Louis Park, Minnesota. International offices include leased facilities in the United Kingdom, Hong Kong, Singapore, China, Germany, France, Switzerland, Canada and the Netherlands.

Title and settlement services. Our title and settlement services business conducts its main operations at a leased facility in Mount Laurel, New Jersey, pursuant to a lease expiring in 2014. As of June 30, 2012, this business also has leased regional and branch offices in 24 states and Washington, D.C.

We believe that all of our properties and facilities are well maintained.

Legal Proceedings

Legal—Real Estate Business

We are involved in claims, legal proceedings and governmental inquiries related to alleged contract disputes, business practices, intellectual property and other commercial, employment, regulatory and tax matters. Examples of such matters include but are not limited to allegations:

•	that we are vicariously liable for the acts of franchisees under theories of actual or apparent agency;

•	by former franchisees that franchise agreements were improperly terminated;

•

that residential real estate agents engaged by NRT in certain states are potentially common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision and obtain benefits available to employees under various state statutes;

•

concerning claims generally against the company owned brokerage operations for negligence or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services; and

•	concerning claims generally against the title company contending that, as the escrow company, the company knew or should have known that a transaction was fraudulent.

Real Estate Business Litigation

Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21. The complaint alleged breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleged, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. On August 17, 2010, the court certified a class consisting of Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement).

On February 16, 2012, as a matter of litigation avoidance, we executed a Stipulation of Settlement and on June 4, 2012, the Court granted final approval of the settlement. The settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. During the second quarter of 2012, the monetary consideration of the settlement was funded by the Company and the insurance carriers into an escrow account established to fund claims made by class participants. The non-monetary consideration includes but is not limited to waivers and modifications of certain fees and payments of incentive fees. We accrued the amount that would be payable beyond carrier contributions in our financial results for the year ended December 31, 2011. The full amount of this settlement was subsequently accrued during the quarter ended June 30, 2012, as the amounts were funded by the insurance carriers and final court approval was received during that quarter.

Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al). The case, pending in the United States District Court for the Central District of California, arises from the relationship of two of our subsidiaries with a former Coldwell Banker Commercial franchisee, whose 40.5% shareholder allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities that were improperly sold. On March 26, 2012, the court granted plaintiffs motion to certify a class as to all claims except for false advertising. On April 13, 2012, the court entered into an order stipulated by the parties to stay the case for 60 days while the parties pursue mediation. Our primary insurance carrier disclaimed coverage of either liability or defense costs. Two mediation sessions were held and at the end of the mediation session held on June 5, 2012, as a matter of litigation avoidance, we entered into a memorandum of understanding memorializing the principal terms of a settlement of this action. On July 19, 2012, we entered into a definitive settlement agreement and on September 17, 2012, the settlement was preliminarily approved by the court, subject to final court approval. Substantially all of the settlement will be funded directly by the Company with only a modest contribution by its insurance carrier. The settlement is subject to final court approval and other conditions and there can be no assurance that the court will grant such final approval. The Company accrued for the settlement in June 2012.

We are involved in certain other claims and legal actions arising in the ordinary course of our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, actions against our title company alleging it knew or should have known that others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and independent sales associates, antitrust claims, general fraud claims, employment law claims, including claims challenging the classification of our sales associates as independent contractors, and claims alleging violations of RESPA or state consumer fraud statutes. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Legal—Cendant Corporate Litigation

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.

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We record litigation accruals for legal matters which are both probable and estimable and believe that we have adequately accrued for legal matters as appropriate. For legal proceedings for which (1) there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable) and (2) we are able to estimate a range of reasonably possible loss, we estimate the range of reasonably possible losses to be between zero and $10 million at June 30, 2012.

Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants. As such, we could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on our financial condition, results of operations or cash flows in any particular period.

We also monitor litigation and claims asserted against other industry participants together with new statutory and regulatory enactments for potential impacts to its business. Although we respond, as appropriate, to these developments, such developments may impose costs or obligations that adversely affect the Company’s business operations or financial results. On May 24, 2012, the U.S. Supreme Court issued a unanimous decision in Freeman vs. Quicken Loans, Inc., holding that a violation of RESPA’s prohibition on the splitting of charges made or received for the rendering of a real estate settlement service requires a plaintiff to show that the fee was divided between two or more parties.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding individuals who currently serve as our executive officers and directors. The age of each individual in the table below is as of June 30, 2012.

Name	Age	Position(s)
Richard A. Smith	59	Chairman of the Board, President, and Chief Executive Officer
Anthony E. Hull	54	Executive Vice President, Chief Financial Officer and Treasurer
Marilyn J. Wasser	57	Executive Vice President, General Counsel and Corporate Secretary
David J. Weaving	45	Executive Vice President and Chief Administrative Officer
Kevin J. Kelleher	58	President and Chief Executive Officer, Cartus Corporation
Alexander E. Perriello, III	64	President and Chief Executive Officer, Realogy Franchise Group
Bruce Zipf	55	President and Chief Executive Officer, NRT LLC
Donald J. Casey	51	President and Chief Executive Officer, Title Resource Group
Dea Benson	57	Senior Vice President, Chief Accounting Officer and Controller
Marc E. Becker	39	Director
V. Ann Hailey	61	Director
Scott M. Kleinman	39	Director
M. Ali Rashid	36	Director

Richard A. Smith has served as our President and Chief Executive Officer since November 13, 2007, and has served as a director since our separation from Cendant in July 2006 and as a member of our Executive Committee since its formation in August 2009. On February 27, 2012, Mr. Smith was elected as our Chairman of the Board of Directors, effective March 15, 2012. Prior to November 13, 2007, he served as our Vice Chairman of the Board of Directors and President. Mr. Smith was Senior Executive Vice President of Cendant from September 1998 until our separation from Cendant in July 2006 and Chairman and Chief Executive Officer of Cendant’s Real Estate Services Division from December 1997 until our separation from Cendant in July 2006. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996.

Anthony E. Hull has served as our Executive Vice President, Chief Financial Officer and Treasurer since our separation from Cendant in July 2006. From December 14, 2007 to February 3, 2008, Mr. Hull performed the functions of our Chief Accounting Officer. Mr. Hull was Executive Vice President, Finance of Cendant from October 2003 until our separation from Cendant in July 2006. From January 1996 to September 2003, Mr. Hull served as Chief Financial Officer for DreamWorks, a diversified entertainment company. From 1990 to 1994, Mr. Hull worked in various capacities for Paramount Communications, a diversified entertainment and publishing company. From 1984 to 1990, Mr. Hull worked in investment banking at Morgan Stanley.

Marilyn J. Wasser has served as our Executive Vice President, General Counsel and Corporate Secretary since May 10, 2007. From May 2005 until May 2007, Ms. Wasser was Executive Vice President, General Counsel and Corporate Secretary for Telcordia Technologies, a provider of telecommunications software and services. In this capacity, she was responsible for corporate-wide legal and compliance matters and served as a member of the corporate leadership team. From 1983 until 2005, Ms. Wasser served in several positions of increasing responsibility with AT&T Corporation and AT&T Wireless Services. Most recently, from September 2002 to February 2005, Ms. Wasser served as Executive Vice President, Associate General Counsel and Corporate Secretary for AT&T Wireless Services. There, she had responsibility for all legal matters pertaining to corporate, securities, finance, mergers and acquisitions and strategy matters. From 1995 until 2002, Ms. Wasser served as Secretary to the AT&T Board of Directors and Chief Compliance Officer.

David J. Weaving has served as our Executive Vice President and Chief Administrative Officer since our separation from Cendant in July 2006. Mr. Weaving was Senior Vice President and Chief Financial Officer of

Cendant’s Real Estate Division from September 2001 until our separation from Cendant in July 2006. From May 2001 through September 2001, he served as Vice President and Divisional Controller for Cendant’s Real Estate Division. Mr. Weaving joined Cendant in 1999 as a Vice President of Finance. From 1995 to 1999, Mr. Weaving worked in increasing roles of responsibility for Cambrex Corporation, a diversified chemical manufacturer.

Kevin J. Kelleher has served as the President and Chief Executive Officer of Cartus (formerly known as Cendant Mobility Services Corporation) since 1997. From 1993 to 1997, he served as Senior Vice President and General Manager of Cendant Mobility’s destination services unit. Mr. Kelleher has also held senior leadership positions in sales, client relations, network management and strategic planning.

Alexander E. Perriello, III has served as the President and Chief Executive Officer of Realogy Franchise Group (formerly known as Cendant Real Estate Franchise Group) since April 2004. From 1997 through 2004, he served as President and Chief Executive Officer of Coldwell Banker Real Estate Corporation.

Bruce Zipf has served as President and Chief Executive Officer of NRT LLC since March 2005 and as President and Chief Operating Officer from February 2004 to March 2005. From January 2003 to February 2004, Mr. Zipf served as Executive Vice President and Chief Administrative Officer of NRT and from 1998 through December 2002 he served as NRT’s Senior Vice President for most of NRT’s Eastern Operations. From 1996 to 1998, Mr. Zipf served as President and Chief Operating Officer for Coldwell Banker Residential Brokerage—New York. Prior to entering the real estate industry, Mr. Zipf was a senior audit manager for Ernst and Young.

Donald J. Casey has served as the President and Chief Executive Officer of TRG (formerly known as Cendant Settlement Services Group) since April 2002. From 1995 until April 2002, he served as Senior Vice President, Brands of PHH Mortgage. From 1993 to 1995, Mr. Casey served as Vice President, Government Operations of Cendant Mortgage. From 1989 to 1993, Mr. Casey served as a secondary marketing analyst for PHH Mortgage Services (prior to its acquisition by Cendant).

Dea Benson has served as our Senior Vice President, Chief Accounting Officer and Controller since February 2008. Prior to being named Chief Accounting Officer of the Company, Ms. Benson served from September 2007 to January 2008 as Chief Accounting Officer of Genius Products, Inc., the managing member and minority owner of Genius Products, LLC, an independent home entertainment distributor. For more than 11 years prior thereto, Ms. Benson held various financial and accounting positions with DreamWorks SKG/Paramount Pictures, most recently from November 2002 to January 2006 as Controller of DreamWorks SKG and from February 2006 to December 2006 as divisional CFO of the Worldwide Home Entertainment division of Paramount Pictures, subsequent to Paramount’s acquisition of DreamWorks SKG. Prior to joining Realogy, Ms. Benson gained broad-based experience in financial and accounting management, including financial and strategic planning, internal and external financial reporting, budgeting, oversight of internal controls and treasury operations, and transactional experience, including initial public offerings, acquisitions and divestitures. Ms. Benson is a certified public accountant.

Marc E. Becker has served as a director since April 2007, as a member of our Audit Committee since February 2008, and as Chair of our Compensation Committee and Executive Committee since February 2008 and August 2009, respectively. Mr. Becker is a partner of Apollo. He has been employed by Apollo since 1996. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker also serves on the boards of directors of Affinion Group, Inc., Apollo Residential Mortgage, Inc., Vantium Capital, SourceHOV, Evertec, LLC and Mt. Sinai Children’s Center. During the past five years, Mr. Becker has also served as a director of Countrywide plc (from May 2007 to February 2009), National Financial Partners (from January 1999 to May 2007), Metals USA, Inc. (from November 2005 to December 2007), Metals USA Holdings Corp. (from May 2005 to December 2007), Quality Distribution, Inc. (from June 1998 to May 2011) and SourceCORP (from January 2006 to April 2011).

V. Ann Hailey has served as a director and Chair of our Audit Committee since February 2008. Since July 2012, Ms. Hailey has served as President, Chief Executive Officer and Chief Financial Officer of Famous Yard

Sale, Inc., a company she co-founded to conduct virtual yard sale auctions where fans can have access to merchandise from their favorite celebrities. From January 2009 to January 2010, Ms. Hailey served as Chief Financial Officer of Gilt Groupe, Inc., an Internet retailer of discounted luxury goods. Ms. Hailey had served as Executive Vice President of Limited Brands, Inc. from August 1997 to September 2007, first having served as EVP, Chief Financial Officer from August 1997 until April 2006 and then serving as EVP, Corporate Development until September 2007. She also served as a member of the Limited Brands, Inc. Board of Directors from 2001 to 2006. From 2004 to 2008, she served as Director of the Federal Reserve Bank of Cleveland and was Chair of its Audit Committee from 2006 through 2008. Ms. Hailey is currently a Director of W.W. Grainger, Inc. and serves as Chair of its Audit Committee and a member of its Board Affairs and Nominating Committee. Ms. Hailey also serves as a Director of Avon, Inc. and as a member of its Audit Committee.

Scott M. Kleinman has served as a director since April 2007. Mr. Kleinman is a partner of Apollo. He has been employed by Apollo since 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman also serves on the boards of directors of Taminco Global Chemical Corporation, Momentive Performance Materials Inc., Verso Paper Holdings, LLC, Verso Paper Corp. and LyondellBasell Industries, N.V. During the past five years, Mr. Kleinman served on the board of Hexion Specialty Chemicals, Inc. (now known as Momentive Specialty Chemicals, Inc.) (from August 2004 to October 2010), was a member of the board of managers of Momentive Specialty Chemicals Holdings LLC (from August 2004 to October 2010) and was on the board of Noranda Aluminum Holding Corporation (from December 2007 to September 2011).

M. Ali Rashid has served as a director since April 2007 and as a member of our Audit Committee, Compensation Committee and Executive Committee since February 2008, February 2008 and August 2009, respectively. Mr. Rashid is a partner of Apollo. He has been employed by Apollo since 2000. From 1998 to 2000, Mr. Rashid was employed by the Goldman Sachs Group, Inc. in the Financial Institutions Group of its Investment Banking Division. He is also a director of Metals USA, Inc., Metals USA Holdings Corp., Noranda Aluminum Holding Corporation, Quality Distribution, Inc. and Ascometal S.A. During the past five years, Mr. Rashid has also served as a director of Countrywide plc (from May 2007 to February 2009).

Immediately following the completion of this offering, we intend to appoint one additional director who will be a designee of Apollo. In addition, within 90 days of our listing on the NYSE, we will appoint at least one additional director who will be independent under the NYSE listing standards. The new independent director will serve as a member of our audit committee.

Under the terms of his employment agreement executed on April 10, 2007, the date of the Merger, Mr. Smith serves as a member of our Board of Directors during his employment term. The initial five year term of employment was automatically renewed for an additional one year pursuant to the terms of employment agreement as neither party provided a 90-day notice of non-renewal. On September 10, 2012, the Company extended the term of Mr. Smith’s employment agreement to April 9, 2016.

See “Certain Relationships and Related Party Transactions” for a summary of the following:

•	the Apollo Securityholders Agreement, under which Apollo has the right, among other things, to designate members to our Board of Directors; and

•

the Securityholders Agreement with Paulson, under which Paulson has the right, among other things, to either nominate a member of, or designate a non-voting observer to attend all meetings of, our Board of Directors. Pursuant to this Securityholders Agreement, Alexander B. Blades, a Senior Vice President at Paulson, serves as a non-voting observer of our Board of Directors meetings.

In addition, pursuant to restrictive covenant agreements between us and certain of our existing and future directors and employees who own shares of common stock and/or options to purchase common stock, such directors and employees are or will be required to abide by certain no solicitation, noncompetition, confidentiality and proprietary rights provisions.

Each current director brings a strong and unique background and set of skills to the Board of Directors, giving the Board of Directors as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, real estate industry experience, accounting and finance, and risk assessment. Set forth below is a brief description of certain experience, qualifications, attributes or skills of each director that led the Board of Directors to conclude that such person should serve as one of our directors:

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Mr. Smith has served as our Chairman since March 15, 2012 and our Chief Executive Officer and President since November 2007 and prior thereto as our President and for nearly a decade prior to our separation from Cendant served as the Chairman and Chief Executive Officer of the Cendant Real Estate Division. His current responsibilities as Chief Executive Officer and his leadership as President prior thereto and as the head of our business while it was a part of Cendant make him well qualified to serve on the Board of Directors.

•

Messrs. Becker and Rashid are affiliated with Apollo, have significant experience making and managing private equity investments on behalf of Apollo and led the Apollo diligence team for the Realogy acquisition. They have been intimately involved in the management of the Company since the acquisition date.

•

Mr. Kleinman is also affiliated with Apollo. He has significant experience making and managing private equity investments on behalf of Apollo and his experience with Realogy dates back to 1997-2002 when Apollo and Cendant were partners in the ownership and operation of the NRT (our company-owned brokerage) business prior to Cendant acquiring full ownership of that business.

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Ms. Hailey has served as Chief Financial Officer of both a multi-billion dollar public company and a privately held company. In addition to varied career experiences in finance in multiple complex consumer packaged goods companies (PepsiCo from 1977 to 1989, Pillsbury from 1994 to 1997, and Nabisco from 1992 to 1994), Ms. Hailey has held positions in marketing, human resources, and business development including service as executive vice president, corporate development at Limited Brands, Inc., a multi-billion dollar consumer products company. Ms. Hailey possesses broad expertise in strategic planning and branding and marketing as well as recent experience in e-commerce. She also serves on the board of directors and audit committee of two other public companies.

Composition of our Board of Directors

Upon the closing of this offering, it is anticipated that we will have five directors and one director who is expected to join the board immediately following the completion of this offering. Assuming Apollo continues to control more than 50% of our common stock, we intend to avail ourselves of the “controlled company” exception under NYSE rules, which eliminates the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating/corporate governance committees composed entirely of independent directors. We will be required, however, to have an audit committee comprised entirely of independent directors within the permitted “phase-in” period under NYSE rules.

If at any time we cease to be a “controlled company” under NYSE rules (including upon completion of this offering and the related transactions), the Board of Directors will take all action necessary to comply with the NYSE rules, including appointing a majority of independent directors to the Board of Directors and ensuring we have a compensation committee and nominating/corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a “controlled company” once funds affiliated with Apollo cease to control a majority of our voting stock.

Following the closing of this offering, our Board of Directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Following the completion of this offering:

•	Ms. Hailey and Mr. Rashid will be Class I directors, whose initial terms will expire at the 2013 annual meeting of stockholders;

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Mr. Kleinman and a director expected to be appointed immediately following the completion of the offering will be Class II directors, whose initial terms will expire at the 2014 annual meeting of stockholders;

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Messrs. Becker and Smith and a director expected to be appointed within 90 days of our listing on the NYSE will be Class III directors, whose initial terms will expire at the 2015 annual meeting of stockholders;

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control.

At each annual meeting following completion of this offering, our stockholders will elect the successors to our directors. Our executive officers and key employees serve at the discretion of our Board of Directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Director Independence

Our Board of Directors has determined that, under NYSE listing standards and taking into account any applicable committee standards and rules under the Exchange Act, Ms. Hailey is an independent director. Immediately following the completion of this offering, we intend to appoint one additional director who will be a designee of Apollo, who we do not expect will be independent under the NYSE listing standards. In addition, within 90 days of our listing on the NYSE, we will appoint at least one additional director who will be independent under the NYSE listing standards. Mr. Smith is not considered independent under any general listing standards due to his current employment relationship with us, and Messrs. Becker, Rashid and Kleinman, are not considered independent under any general listing standards due to their relationship with Apollo, our largest stockholder. As funds affiliated with Apollo may continue to control a majority of our voting stock following the offering, under NYSE listing standards, we may qualify as a “controlled company” and, accordingly, may be exempt from its requirements to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors. If at any time we cease to be a “controlled company” under NYSE rules (including upon completion of this offering and the related transactions), the Board of Directors will take all action necessary to comply with the NYSE rules, including appointing a majority of independent directors to the Board of Directors and ensuring we have a compensation committee and nominating/corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Committees of the Board of Directors

We have an Executive Committee, an Audit Committee, and a Compensation Committee. Following this offering we will also have a Nominating and Corporate Governance Committee that will be constituted following the closing of this offering.

Executive Committee. In August 2009, we established an Executive Committee of the Board of Directors, whose members currently consist of Mr. Becker (Chair) and Messrs. Smith and Rashid. Each Executive Committee generally may exercise all of the powers of the Board of Directors when the Board of Directors is not in session other than (1) the submission to stockholders of any action requiring approval of the stockholders, (2) the creation or filling of vacancies on the Board of Directors, (3) the adoption, amendment or repeal of the by-laws, (4) the amendment or repeal of any resolution of the Board of Directors that by its terms limits amendment or repeal exclusively to the Board of Directors, (5) action on matters committed by the by-laws, the listing standards of the NYSE or resolution of the Board of Directors exclusively to another committee of the Board of Directors, (6) any action where the certificate of incorporation, by-laws, the listing standards of the NYSE or the applicable law require participation by the full Board of Directors, (7) any action where any member of the Executive Committee has previously voted in opposition to that action, (8) any action under any credit agreement, indenture or other contract of the Company that requires the vote of a disinterested director, (9) the issuance of debt or equity securities in excess of $100 million or the repurchase by the Company of any of its outstanding debt or equity securities and (10) the filing by the Company of a voluntary petition seeking to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute.

Compensation Committee. In February 2008, our Board of Directors established a Compensation Committee whose members currently consist of Mr. Becker (Chair) and Mr. Rashid. Following the completion of this offering our Compensation Committee will also include Ms. Hailey. The principal duties of the Compensation Committee are to:

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oversee management compensation policies and practices of Holdings, Intermediate and Realogy, including, without limitation, (i) determining and approving the compensation of the Chief Executive Officer and our other executive officers, (ii) reviewing and approving management incentive policies and programs and exercising any applicable rule making or discretion in the administration of such programs, (iii) reviewing and approving equity compensation programs for employees, and exercising any applicable rule making or discretion in the administration of such programs and (iv) any share ownership and clawback policies applicable to the senior management group or other employees;

•	set and review the compensation of and reimbursement and share ownership policies for members of the Boards of Directors of Holdings, Intermediate and Realogy;

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provide oversight concerning the selection of officers, expense accounts and severance plans and policies of Holdings, Intermediate and Realogy and compliance with all compensation and benefits-related legal and regulatory matters;

•	review and discuss with management Holdings’ compensation discussion and analysis (“CD&A”) to be included in Holdings’ annual proxy statement or annual report on Form 10-K filed with the SEC; and

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prepare an annual compensation committee report, provide regular reports to our Board of Directors, and take such other actions as are necessary and consistent with the governing law and the organizational documents of Holdings.

Audit Committee. Following the closing of the offering, our Audit Committee will consist of Ms. Hailey. Within 90 days of our listing on the NYSE we will appoint another independent director to our Audit Committee. Our Board of Directors has determined that Ms. Hailey is an audit committee financial expert as defined by the SEC. Each member of the Audit Committee meets or will meet criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

The principal duties of the Audit Committee are to assist the Board of Directors in fulfilling its responsibility to oversee management regarding:

•	systems of internal control over financial reporting and disclosure controls and procedures;

•	the integrity of the financial statements;

•	the qualifications, engagement, compensation, independence and performance of the independent auditors and the internal audit function of the Company;

•	compliance with legal and regulatory requirements;

•	review of material related party transactions; and

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compliance with and adequacy of the code of business and ethics, review and, if appropriate, approve any requests for written waivers sought with respect to any executive officer or director under, the code of business and ethics.

Nominating and Corporate Governance Committee. Following the closing of this offering, our Nominating and Corporate Governance Committee will consist of Mr. Becker (Chair), Mr. Rashid and Ms. Hailey. The principal duties and responsibilities of our Nominating and Corporate Governance Committee will be the following:

•	implementation and review of criteria for membership on our Board of Directors and its committees;

•	identification and recommendation of proposed nominees for election to our Board of Directors and membership on its committees;

•	development of and recommendation to our Board of Directors regarding governance and related matters; and

•	overseeing the evaluation of the Board of Directors.

Code of Ethics

Our Board of Directors has adopted a code of ethics (the “Code of Conduct”) that applies to all officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available in the Ethics For Employees section of Realogy’s website at www.realogy.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus. The purpose of the Code of Conduct is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company; and to promote compliance with all applicable rules and regulations that apply to the Company and its officers. In 2012, we were recognized by the Ethisphere® Institute, the leading international business ethics think-tank, as one of the 2012 World’s Most Ethical Companies.

Compensation Discussion and Analysis

Company Background. Realogy became an independent, publicly traded company on the NYSE on August 1, 2006 following its separation from Cendant pursuant to its plan of separation. In December 2006, Realogy entered into a merger agreement with affiliates of Apollo, pursuant to which the Merger was consummated on April 10, 2007 and Realogy became an indirect wholly-owned subsidiary of the Company. Shortly prior to the consummation of the Merger, our Board of Directors, whose members then consisted of Apollo’s representatives, Messrs. Marc Becker and M. Ali Rashid, negotiated employment agreements and other arrangements with our current named executive officers.

The current named executive officers who entered into these employment agreements were Richard A. Smith, our President, and, effective November 13, 2007, our Chief Executive Officer; Anthony E. Hull, our Executive Vice President, Chief Financial Officer and Treasurer; Kevin J. Kelleher, President and Chief Executive Officer of Cartus; Alexander E. Perriello, III, President and Chief Executive Officer of Realogy Franchise Group; and Bruce Zipf, President and Chief Executive Officer of NRT LLC. Our Board of Directors has determined that these officers are the current named executive officers based upon their duties and responsibilities insofar as they are our Chief Executive Officer and our Chief Financial Officer serving during fiscal 2011, and our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer serving at December 31, 2011. This Compensation Discussion and Analysis describes, among other things, the compensation objectives and the elements of our executive compensation program as embodied by the employment agreements, which remain the core of our executive compensation program.

In February 2008, our Board of Directors established the Compensation Committee. The Compensation Committee has the power and authority to oversee our compensation policies and programs and makes all compensation related decisions relating to our named executive officers based upon recommendations from our Chief Executive Officer.

Compensation Philosophy and Objectives. Our primary objective with respect to executive compensation is to design and implement compensation policies and programs that efficiently and effectively provide incentives to, and motivate, officers and key employees to increase their efforts towards creating and maximizing stockholder value. The Compensation Committee evaluates both performance and compensation to ensure that, subject to our financial constraints, we maintain our ability to attract and retain superior employees in key positions and that compensation to key employees remains competitive relative to the compensation paid by similar sized companies. We do not rely on peer compensation information in the residential real estate services industry as most of these companies are privately held and therefore it is difficult for us to obtain this information. We do, however, rely on executive compensation survey data on market comparables. The market comparables have been based principally on service oriented companies of similar revenue and employee size. The Compensation Committee believes executive compensation packages provided by us to our executives, including our named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals and/or an increase in the value of our Company. There is no formulaic approach using the executive compensation survey data on market comparables in determining the amount of total compensation to each named executive officer. Each element of compensation is determined on a subjective basis using various factors at the Compensation Committee’s sole discretion. The Compensation Committee has not engaged any compensation consultants to participate in the determination or recommendation of the amount or form of these executive compensation packages.

In negotiating the initial employment agreements and arrangements with our current named executive officers, our Board of Directors, whose members then consisted of Apollo’s representatives, placed significant emphasis on aligning management’s interests with those of Apollo. Our named executive officers made significant equity investments in common stock upon consummation of the Merger and received equity awards that included performance vesting options that would vest upon Apollo and its co-investors receiving reasonable rates of return on its invested capital. Under the 2007 employment agreements, base salary and cash-based incentive compensation remained substantially unchanged post-Merger from the arrangements that had been put in place prior to consummation of the Merger. Since 2007, the Compensation Committee has placed greater emphasis on retention plans and eliminated or reduced certain perquisites and benefits given the lengthy and prolonged downturn in the residential housing market and the overall smaller size of Realogy compared to Cendant as a whole. During 2011, the Compensation Committee increased the base salaries of the named executive officers other than the Chief Executive Officer in connection with the amendment of their employment agreements as discussed in further detail below.

Role of Executive Officers in Compensation Decisions. Mr. Richard Smith, our President, Chief Executive Officer and Chairman of our Board of Directors, annually reviews the performance of, and makes recommendations regarding, each of our named executive officers (other than himself), and Mr. Smith’s performance is annually reviewed by the Compensation Committee. The conclusions reached and recommendations based upon these reviews, including with respect to salary adjustment and annual incentive award target and actual payout amounts, are presented to the Compensation Committee, which has the discretion to modify any recommended adjustments or awards to our executives. The Compensation Committee has final approval over all compensation decisions for our named executive officers, including approval of recommendations regarding cash and equity awards to all of our officers. The Chief Administrative Officer participates in the data analysis process.

Setting Executive Compensation. Based on the foregoing objectives, our Board of Directors has structured our annual and long-term incentive cash and stock-based executive compensation programs to motivate our executives to achieve the business goals set by us and to reward our executives for achieving these goals.

During the fourth quarter of 2010 and in 2011, the Compensation Committee structured the executive compensation payable to our named executive officers in a manner to provide them with increased incentives:

•	an employee option exchange offer consummated in November 2010;

•	the adoption of a 2011-2012 multi-year retention program that provides for enhanced retention payments from prior retention programs;

•	the adoption of a phantom value plan in January 2011; and

•

the amendment of employment agreements with each of our named executive officers other than our Chief Executive Officer, which provide for (1) an extended term ending on April 10, 2015, and (2) an annual base salary increase, effective April 1, 2011, and, in the case of Messrs. Hull, Kelleher and Zipf, another annual base salary increase, effective January 1, 2012.

Executive Compensation Elements. The principal components of compensation for our named executive officers are: base salary; bonus; retention plans; phantom value plans; management stock option awards; management equity investments; management restricted stock awards; and severance and other benefits and perquisites.

Base Salary. We provide our named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for our named executive officers are determined for each executive based on his or her position, scope of responsibility and contribution to our earnings. The initial base salary for our named executive officers was established in their employment agreements entered into upon consummation of the Merger and generally equaled the base salary that the named executive officers had been paid at the time of Realogy’s separation from Cendant in 2006.

Salary levels are generally reviewed annually as part of our performance review process as well as upon a promotion or other material change in job responsibility. Merit based increases to salaries of the executives, including our named executive officers, are based on the Compensation Committee’s assessment of individual performance taking into account recommendations from Mr. Smith. In reviewing base salaries for executives, the Compensation Committee considers an internal review of the executive’s compensation, individually and relative to other officers with a primary emphasis on each executive’s ability to contribute to the Company’s financial and strategic goals. The Compensation Committee also considers the individual sustained performance of the executive over a period of time as well as the expected future contributions, outside survey data and analysis on market comparables, and the extent to which the proposed overall operating budget for the upcoming year (which is approved by the Board of Directors) contemplates salary increases. Any base salary adjustment is made by the Compensation Committee subjectively based upon the foregoing and does not specifically weight any one factor in setting base salaries. Due to the lengthy and prolonged downturn in the real estate market, no changes to the base salaries of the named executive officers were made from 2008 to March 31, 2011.

In April 2011, the Compensation Committee, acting on the recommendation of the Chief Executive Officer, approved base salary adjustments that were effective on April 1, 2011 for each of the named executive officers, with the exception of the Chief Executive Officer, and for Messrs. Hull, Zipf, and Kelleher a second adjustment was approved that was effective on January 1, 2012. The Compensation Committee determined that the recommended based salary adjustments were warranted after consideration of the above factors and recognizing that the named executive officers’ base salaries had not changed since 2007. The April 1, 2011 and the January 1, 2012 base salary adjustments are detailed below:

Executive	Previous Base Salary	April 1, 2011 Base Salary			January 1, 2012 Base Salary			Total Changes
		Base Salary	$ Change	% Change	Base Salary	$ Change	% Change	$ Change	% Change
Anthony E. Hull	$525,000	$575,000	$50,000	9.5%	$600,000	$25,000	4.3%	$75,000	14.3%
Bruce G. Zipf	520,000	560,000	40,000	7.7%	575,000	15,000	2.7%	55,000	10.6%
Alexander E. Perriello, III	520,000	550,000	30,000	5.8%	550,000	—	—%	30,000	5.8%
Kevin J. Kelleher	416,000	450,000	34,000	8.2%	475,000	25,000	5.6%	59,000	14.2%

Bonus. Our named executive officers generally participate in an annual incentive compensation program with performance objectives established by the Compensation Committee and communicated to our named executive officers generally within 90 days following the beginning of the calendar year. Under their respective employment agreements, the target annual bonus payable to our named executive officers is 100% of his annual base salary, or, in Mr. Smith’s case, given his overall greater responsibilities for the performance of the Company, 200% of his annual base salary.

In November 2010, in conjunction with the adoption of the 2011-2012 Multi-Year Retention Plan, the Compensation Committee terminated the 2010 Bonus Plan covering the named executive officers and other key personnel principally within the Company’s Corporate Services unit and the corporate offices of Realogy’s four business units. In light of the existence of the 2011-2012 Multi-Year Retention Plan, the Compensation Committee declined to adopt a 2011 Bonus Plan.

On February 27, 2012, the Compensation Committee approved the annual incentive structure for 2012 under the 2012 Executive Incentive Plan applicable to the Chief Executive Officer, the other named executive officers and three other executive officers that report to the Chief Executive Officer (collectively, the “Executive Leadership Committee”). The performance criteria under the 2012 Executive Incentive Plan are based on consolidated and business unit EBITDA-or earnings before interest, taxes, depreciation and amortization (as EBITDA is defined in the 2012 Executive Incentive Plan). The incentive opportunity for Mr. Smith and Mr. Hull is based upon consolidated EBITDA results. The incentive opportunity for our other named executive officers (Messrs. Kelleher, Perriello and Zipf) is based upon our consolidated EBITDA results (weighted 50%) and EBITDA results of their respective business units (weighted 50%). Pre-established EBITDA performance levels have been set that, if achieved, would produce incentive payouts under the 2012 Executive Incentive Plan at 25%, 100%, 125% or 150% of the target annual bonus amounts, respectively. The minimum EBITDA performance level, at which there would be a payout equal to 25% of an Executive Leadership Committee member’s target bonus amount have been set at approximately 90% of consolidated target EBITDA and, with respect to the members of the Executive Leadership Committee that are Chief Executive Officers of the four business units, a percentage ranging from approximately 90% to 94% of their respective consolidated business unit target EBITDA. The maximum EBITDA performance level, at which there would be a payout equal to 150% of an Executive Leadership Committee member’s target bonus amount have been set at approximately 115% of consolidated target EBITDA and, with respect to the members of the Executive Leadership Committee that are Chief Executive Officers of the four business units, a percentage ranging from approximately 111% to 116% of their respective consolidated business unit target EBITDA. Where performance levels fall between minimum and target or between target and maximum levels, incentive payments are determined by linear interpolation. Our consolidated EBITDA threshold has to be achieved before any named executive officer may qualify for an incentive payment.

Any amount payable under the 2012 Executive Incentive Plan will be paid in shares of our common stock and cash. At payouts below target, the cash portion will represent 30% of the incentive payment and at or above target, the cash portion will increase to 50%, though in the case of Mr. Smith, he will receive only shares of common stock for any payout below target. The number of shares received will be based upon the fair market value of the common stock as of January 1, 2013 by dividing (1) the dollar amount of a participant’s incentive payment that is payable in shares by (2) the fair market value of the shares on January 1, 2013, as determined by the Compensation Committee. If target EBITDA is achieved or exceeded, the number of shares to be issued shall be the number of shares determined by the formula in the preceding sentence, multiplied by 1.20. If an incentive payment is payable, members of the Executive Leadership Committee may elect to receive additional shares (calculated on the same basis) in lieu of all or a portion of the cash incentive payment that would otherwise be payable to him or her.

Mr. Smith is entitled to an additional annual bonus, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy. This benefit is provided to Mr. Smith as the replacement of a benefit previously provided to him by Cendant. Mr. Smith waived his contractual right to receive this bonus with respect to the bonuses payable in January 2009 and 2010 in order to reduce Company expenses, but did receive this bonus in January 2011 in the amount of $97,000.

Retention Plan. In November 2010, the Compensation Committee approved the 2011-2012 Multi-Year Retention Plan. The 2011-2012 Multi-Year Retention Plan provides for a retention payment equal to 200% of each of the named executive officer’s target annual bonus, half payable in two installments in each of 2011 and 2012, subject to the executive’s continued employment with Realogy. The retention amount payable annually under the 2011-2012 Multi-Year Retention Plan exceeds the amounts that were payable to the named executive officers under previous plans, under which the named executive officers received 50% of their target annual bonus in 2009 and 80% of their target annual bonus in 2010. (While Mr. Smith is a participant in the 2011-2012 Multi-Year Retention Plan, he elected not to participate in prior retention plans.) The Compensation Committee took such action to provide greater retention value to Realogy with respect to such key personnel, particularly given the continuing uncertainty regarding company performance over the near term, which is largely influenced by macro-economic factors beyond management’s control, including continuing high unemployment, uncertainty about housing values, and the inability of the 2009 and 2010 federal homebuyer tax credits to fuel a sustained housing recovery. In December 2011, the Compensation Committee amended the 2011-2012 Multi-Year Retention Plan to modify the 2012 payment schedule (which originally provided for 50% of a named executive officer’s 2012 retention payment in each of April and October 2012), such that the named executive officers will receive 60% of their 2012 retention amount in July 2012 and the remaining 40% in October 2012, again subject to their continued employment with Realogy. The Compensation Committee made the change to the 2012 payment schedule in order to better align the Company’s significant fixed and capital expenditures with its strongest periods of cash flow generation—historically the second and third quarters of the year.

Management Equity Investments. Pursuant to individual subscription agreements dated April 20, 2007, the named executive officers and certain other members of management made equity investments in the Company through the purchase of common stock. Our named executive officers purchased an aggregate of 62,000 shares at $250.00 per share for an aggregate investment of $15,500,000.

The amount of equity originally purchased was made through a cash investment, the contribution of shares of Realogy common stock in lieu of receiving the Merger consideration, or a combination thereof. The named executive officers who made cash investments utilized all or substantially all of the net after-tax proceeds they received as Merger consideration for the Realogy options, restricted stock units and stock settled stock appreciation rights they held immediately prior to the Merger. In addition, Mr. Smith purchased shares of our common stock with the after-tax proceeds of the one-time $5 million investment bonus paid to him upon consummation of the Merger as partial consideration for his retention following the Merger. At the time of the Merger, Mr. Smith was President and Chief Operating Officer but pursuant to an existing succession plan, was slated to, and did become, President and Chief Executive Officer in November 2007. All of our equity securities purchased by the executives are subject to restrictions on transfer, repurchase rights and other limitations set forth in a securityholders’ agreement. See “Certain Relationships and Related Party Transactions.”

Management Stock Option and Restricted Stock Awards Granted in 2007. Our Board of Directors approved our equity incentive program, including its design and the value of awards granted to our officers and key employees. Equity awards were made to our named executive officers on April 10, 2007, upon consummation of the Merger. Our named executive officers were awarded options to purchase an aggregate of 232,500 shares of common stock at an exercise price of $250.00 per share and received restricted stock awards for an aggregate of 15,000 shares of common stock at an ascribed initial value of $250.00 per share. The number of options awarded to each of the named executive officers (and other executive officers) was based upon a multiplier of 3.75 times the number of shares purchased in 2007. One half of the restricted stock awards vested in October 2008 and the balance vested in April 2010.

The number of shares of restricted stock awarded to each of the named executive officers was based upon organizational complexity and the named executive officer’s respective contribution to the Company’s results. Given their time vesting provisions, the restricted stock awards were viewed as a retention vehicle as well as a means of providing incentive compensation that could be achieved in the mid-term—over the 18- to 36-month vesting period.

The 2007 initial equity investments made by, and the option grants and restricted stock awards made to, the named executive officers were as follows:

Name	Number of Shares of our Common Stock Purchased (#)	Aggregate Equity Investment ($)	Number of Options to Purchase Shares of our Common Stock (#)	Number of Shares of Restricted Stock (#) (1)
Richard A. Smith	33,200	$8,300,000	124,500	4,000
Anthony E. Hull	8,000	$2,000,000	30,000	4,000
Kevin J. Kelleher	6,400	$1,600,000	24,000	1,000
Alexander E. Perriello, III	8,000	$2,000,000	30,000	2,000
Bruce Zipf	6,400	$1,600,000	24,000	4,000

(1)	After giving effect to the named executive officers who elected to forfeit certain shares to pay minimum withholding taxes due upon vesting, the named executive officers received the following net amount of shares upon vesting: Mr. Smith, 3,281 shares; Mr. Hull, 3,281 shares; Mr. Kelleher, 843 shares; Mr. Perriello, 1,282 shares; and Mr. Zipf, 2,562 shares.

Plans and Programs to Address Steep Decline in Equity Value Since 2007. During the fourth quarter of 2010 and early 2011, the Compensation Committee of our Board of Directors realized that the value of our common stock was significantly below the $250.00 price at which the named executive officers had purchased shares in 2007, the $250.00 per share exercise price of the options granted to them in 2007 and the $250.00 per share implied grant date value of the restricted stock granted to them in 2007. In connection with that review, the Compensation Committee and our Board of Directors approved an employee option exchange offer, which commenced on October 8, 2010, and concluded on November 8, 2010 and our Board of Directors approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”) in January 2011 upon consummation of the 2011 Refinancing Transactions described elsewhere in this prospectus. As described more fully below, the phantom value plan and option exchange program seek to provide the members of the Executive Leadership Committee with a renewed incentive to generate value in the Company.

Phantom Value Plan. On January 5, 2011, Realogy issued RCIV Holdings Luxembourg (as defined below), an affiliate of Apollo, Convertible Notes in the aggregate principal amount of $1,338,190,220 (the “Initial RCIV Notes”) as part of the 2011 Refinancing Transactions described elsewhere in this prospectus. On January 5, 2011, our Board of Directors approved the Phantom Value Plan, and made initial grants thereunder (the “Incentive Awards”) to the members of the Executive Leadership Committee, in an effort to address in part the fact that the market value of the shares initially purchased by the participants in 2007 and the shares granted in the form of a restricted stock grant in 2007 had lost significant value. The Phantom Value Plan provides the Executive Leadership Committee with the opportunity to receive compensation based upon the Company’s success and the cash received by RCIV upon the discharge or third-party sale of not less than $267,638,044 of the aggregate principal amount of the Initial RCIV Notes (or on any non-cash consideration into which the Initial RCIV Notes may have been exchanged or converted such as the shares of our common stock issuable upon conversion of the Initial RCIV Notes). This offering will not trigger payment with respect to the Incentive Awards under the Phantom Value Plan.

The amount of each Incentive Award granted to each member of the Executive Leadership Committee was determined by the sum of (1) the shares of our common stock purchased by the executive at $250.00 per share in April 2007 and (2) the value of the executive officer’s initial restricted stock grant in April 2007, net of shares forfeited to pay minimum withholding taxes due upon vesting. On the foregoing basis, in January 2011, our Board of Directors made initial grants of Incentive Awards of approximately $21.8 million to the members of the Executive Leadership Committee, of which an aggregate of approximately $18.3 million was granted to the named executive officers, as follows:

Name	Incentive Award
Richard A. Smith	$9,120,250
Anthony E. Hull	2,820,250
Kevin J. Kelleher	1,810,690
Alexander E. Perriello, III	2,320,250
Bruce Zipf	2,240,500

Each participant is eligible to receive a payment with respect to his or her Incentive Award at such time and from time to time that RCIV receives cash upon the discharge or third-party sale of not less than $267,638,044 of the aggregate principal amount of the Initial RCIV Notes, (or on any non-cash consideration into which the Initial RCIV Notes are exchanged or converted such as our shares of common stock issuable upon conversion of the Initial RCIV Notes). A payment would be an amount which bears the same ratio to the dollar amount of the Incentive Award as (i) the aggregate amount of cash received by RCIV at such time upon discharge or sale of all or a portion of the principal amount of the Initial RCIV Notes (or upon the discharge, sale, exchange or transfer of any non-cash consideration into which the Initial RCIV Notes are exchanged or converted) bears to (ii) $1,338,190,220, representing the aggregate principal amount of the Initial RCIV Notes on the date of issuance.

In the event that a payment subsequent to this offering is to be made with respect to an Incentive Award, a participant may elect to receive stock in lieu of the cash payment in a number of unrestricted shares of common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the dollar amount then due on such Incentive Award, plus a number of restricted shares of such common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the amount then due multiplied by 0.15. The restricted shares of common stock will vest based on continued employment, on the first anniversary of issuance. In addition, Incentive Awards will be subject to acceleration and payment upon a change of control as specified in the Phantom Value Plan.

On each date RCIV receives cash interest on the Initial RCIV Notes, participants will be granted stock options under the Stock Incentive Plan with an aggregate value (determined on a Black-Scholes basis) equal to an amount which bears the same ratio to the aggregate dollar amount of the executive’s Incentive Award as (i) the aggregate amount of cash interest received by RCIV on such date bears to (ii) $1,338,190,220, which represents the aggregate principal amount of the Initial RCIV Notes on the date of issuance. The stock option grants to our Chief Executive Officer, however, were limited to 50% of the foregoing stock option amount for the interest payment dates in April and October 2011, but that restriction in the Phantom Value Plan has been eliminated for future option grants by a November 2011 amendment to the Phantom Value Plan. Generally, each grant of stock options will vest in three equal annual installments from the grant date, subject to the executive’s continued employment, and vested stock options will become exercisable one year following the completion of this offering. The stock options will have a term of 7.5 years.

In April and October 2011 and April 2012, stock options were granted to the members of the Executive Leadership Committee in accordance with the terms of the Phantom Value Plan as RCIV received cash interest on the Initial RCIV Notes on such dates. It is anticipated that, following the consummation of this offering, we will grant stock options in October 2012 to the members of the Executive Leadership Committee to provide them with the same benefit as if RCIV had received the interest that they would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes.

Incentive Awards are immediately cancelable and forfeitable in the event of the termination of the grantee’s employment for any reason. The Incentive Awards also terminate 10 years following the date of grant. In the event of a change in control, Incentive Awards will be subject to acceleration and payment only if RCIV receives consideration with respect to the Initial RCIV Notes in the change in control transaction.

Option Exchange Program. The option exchange program launched in October 2010 offered our eligible employees, including our named executive officers, the opportunity to exchange all of their respective outstanding options to purchase common stock for an equal number of new stock options with different terms to be issued following the completion of the exchange offer. Each of the outstanding original options had an exercise price per share of $250.00, substantially all of which were granted in 2007 in connection with Apollo’s acquisition of Realogy. On November 9, 2010, 406,360 original options were tendered and exchanged for an equal number of new options, including all 277,500 original options tendered by the Executive Leadership Committee.

The new options were issued under the Stock Incentive Plan and have the same terms as the original options, except as follows: (i) the exercise price of the new options (other than those issued to the members of the Executive Leadership Committee) is $20.75 per share, representing the fair market value per share of common stock as determined by our Compensation Committee as of the date of grant of the new options; (ii) the exercise price of 70% of the new options issued to the members of the Executive Leadership Committee is $20.75 per share, and the exercise price of the remaining 30% of the new options granted to the members of the Executive Leadership Committee is $137.50 per share; (iii) each new option expires on the tenth anniversary of the new option grant date (unless it expires earlier in accordance with its terms); and (iv) each new option vests as to 25% of the total shares subject to the new option on each of the first four anniversaries of July 1, 2010. Each member of the Executive Leadership Committee tendered all of their original 2007 options for new options. For more information on the Stock Incentive Plan, see “—Outstanding Equity Awards at 2011 Fiscal Year End.”

Neither our Board of Directors nor the Compensation Committee has adopted any formal policy regarding the timing of any future equity awards.

Option Grants in 2012. To provide key employees with additional incentives aligned with the interests of our stockholders, on April 30, 2012 and May 4, 2012, the Compensation Committee approved the grant of non-qualified options to purchase an aggregate of approximately 1.0 million shares to key employees of the Company, including the named executive officers. The options have a term of 10 years and the exercise price of the options is $17.50 per share, representing the fair market value per share of our common stock on the date of grant, as determined by the Compensation Committee. The options become exercisable over a four-year period at the rate of 25% per year, commencing one year from the date of grant. Pursuant to this action, the named executive officers received options to purchase the following number of shares:

Name	Number of Shares Underlying Option Grant
Richard A. Smith	120,000
Anthony E. Hull	33,000
Kevin J. Kelleher	26,000
Alexander E. Perriello, III	30,000
Bruce Zipf	31,000

In making the grants, the Compensation Committee accepted the recommendations made by the Chief Executive Officer (other than as to himself) who had worked in conjunction with the Chief Administrative Officer in making the recommendations. The quantity of the options granted to each of the named executive officers was based on an approximate current market value of long-term incentives compared to external benchmark data. The Company used Towers Watson general industry long-term incentive data to determine the external benchmark value as a percentage of annual base salary (see Appendix A in this prospectus for a list of the companies used by Towers Watson to compile this data). The external market value was determined to be

400% of annual base salary for the Chief Executive officer and 175% of annual base salary for the other named executive officers. Giving consideration to various factors including our current status as a private enterprise, the Compensation Committee determined the value of the grant at approximately one-third of the external market or approximately 130% of base salary for the Chief Executive Officer and approximately 60% of base salary for the other named executive officers.

Other Benefits and Perquisite Programs. Our executive officers, including our named executive officers, may participate in our 401(k) plan. The plan currently provides for us matching a contribution of 25% of amounts contributed by the officer, subject to a maximum of 6% of eligible compensation. Mr. Kelleher is our only executive officer that participates in a defined benefit pension plan (future accruals of benefits were frozen on October 31, 1999), and this participation relates to his former service with PHH.

The Compensation Committee adopted a policy in December 2006 that limited use of the previous corporate-owned aircraft or our current fractional aircraft ownership (only Mr. Smith has access, subject to availability, for personal use and business use is limited to executive officers and subject to further limitations) and management adopted a policy that limits first-class air travel for our employees. During 2011, Mr. Smith reimbursed us for all variable costs associated with his personal use of the aircraft in which we have a fractional ownership interest.

Severance Pay and Benefits upon Termination of Employment under Certain Circumstances. The employment agreements entered into with our named executive officers at the effective time of the Merger provide for severance pay and benefits under certain circumstances. The level of the severance pay and benefits is substantially consistent with the level of severance pay and benefits that those named executive officers were entitled to under the agreements they had with Realogy following its separation from Cendant but prior to the consummation of the Merger.

Under our employment agreements with our named executive officers, the severance pay is equal to a multiple of the sum of his or her annual base salary and target bonus, along with the continuation of welfare benefits. Severance pay is payable upon a termination without “cause” by the Company or a termination for “good reason” by the executive, as such terms are defined in the employment agreements. The severance multiple for Mr. Smith, as our Chief Executive Officer, is 300%, for Mr. Hull, as our Chief Financial Officer, 200% and for each other named executive officer, 100% (though in the case of such a termination of employment within twelve months following Sale of the Company (as defined in the Stock Incentive Plan), their multiple is 200%). The higher multiples of base salary and target bonus payable to Messrs. Smith and Hull are based upon Mr. Smith’s overall greater responsibilities for our performance and Mr. Hull’s significant responsibilities as our Chief Financial Officer. Mr. Smith is our only officer who has tax reimbursement protection for “golden parachute excise taxes,” subject to a cutback of up to 10%—a benefit he had under his employment agreement that he entered into at the time of our separation from Cendant.

The agreements also provide for severance pay of 100% of annual base salary and the continuation of welfare benefits to each named executive officer in the event his employment is terminated by reason of death or disability. For more information on the employment agreements, see “—Potential Payments upon Termination or Change in Control.”

The Compensation Committee believes the severance and benefits payable to our named executive officers under the foregoing circumstances aid in the attraction and retention of these executives as a competitive practice and is balanced by the inclusion of restrictive covenants (such as non-compete provisions) to protect our value following a termination of an executive’s employment without cause or by the employee for good reason. In addition, we believe the provision of these contractual benefits will keep the executives focused on the operation and management of the business. As set forth above, the enhanced severance pay and benefits payable to Messrs. Kelleher, Perriello and Zipf in the event of a termination of employment under certain circumstances within twelve months of a Sale of the Company are substantially consistent with the contractual rights they had prior to the Merger.

Forfeiture of Awards in the Event of Financial Restatement. We have not adopted a policy with respect to the forfeiture of equity incentive awards or bonuses in the event of a restatement of financial results, though each of the employment agreements with the named executive officers includes, within the definition of termination for “cause”, an executive purposefully or negligently making (or being found to have made) a false certification to us pertaining to its financial statements.

Compensation Program Following This Offering

The design of our compensation program following this offering is an ongoing process. We believe in designing compensation programs to attract, motivate and retain our executives following this offering, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance. We anticipate that short-term and long-term incentive compensation will be an integral part of our compensation program going forward.

Prior to consummation of this offering, we intend to adopt the 2012 STIP and the 2012 LTIP, each as defined below, which we believe will allow us to compete for executive talent and align the interests of our named executive officers with those of our stockholders. A detailed description of the 2012 STIP is provided under “—2012 Short-Term Incentive Plan” and a detailed description of the 2012 LTIP is provided under “—2012 Long-Term Incentive Plan.” We have sought the advice of and have worked with Pearl Meyer & Partners in designing the 2012 LTIP and in determining the initial option grants to be made in connection with this offering under the 2012 LTIP.

While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is anticipated that our compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

2012 Short-Term Incentive Plan

The following is a summary of the expected principal features of our Realogy Holdings Corp. 2012 Short-Term Incentive Plan, or the 2012 STIP. This summary of the 2012 STIP is qualified in its entirety by the actual terms of the 2012 STIP plan document.

Purpose. The purpose of the 2012 STIP is to provide incentive awards to selected employees of the Company or any subsidiary in order to increase stockholder value by motivating employees to perform to the best of their abilities and to achieve the Company’s objectives.

Eligibility. The 2012 STIP permits the grant of awards to employees, as selected by the compensation committee.

Form of Awards. The 2012 STIP authorizes the grant of awards, payable in cash, shares or a combination of both, to employees based on the achievement of performance goals. Shares would be issued pursuant to the 2012 LTIP (described below).

Administration. The 2012 STIP is administered by the compensation committee. The compensation committee will have the authority to designate eligible recipients of awards; establish performance goals; adopt target awards and payout formulae; determine awards and the amount, manner and time of payment of the awards; prescribe, amend and rescind rules, regulations and procedures for carrying out the 2012 STIP; and construe and interpret the 2012 STIP. The compensation committee may delegate the authority to grant or amend awards or to take other administrative actions to the extent permitted under the plan and applicable law.

Performance Goals. Performance goals will be based on criteria as determined by the compensation committee. The 2012 STIP will utilize the same list of performance goals as provided in the 2012 LTIP. Information and the list of performance goals is set forth below in the summary of the 2012 LTIP under the heading “Performance Goals.”

Determination of Performance Goals, Target Award and Payout Formula. The compensation committee will establish performance goals for each participant for the applicable performance period. The compensation committee will establish the target award for each participant as well as the payout formula for purposes of determining the award payable to each participant.

Payout Determination. The compensation committee will determine the extent to which the performance goals were achieved or exceeded. The compensation committee has discretion to eliminate or reduce the award payable to any participant below that which otherwise would be payable under the payout formula.

Forfeiture and Recoupment Provisions. Pursuant to the Company’s general authority to determine the terms and conditions applicable to awards under the 2012 STIP, the compensation committee will have the right to provide, in the terms of awards made under the plan, or to require a participant to agree by separate written or electronic instrument, that any proceeds, gains or other economic benefit must be paid to the Company and the award will terminate and be forfeited if (i) a termination of employment or other service occurs prior to a specified date, or within a specified time period following receipt or exercise of the award, (ii) the participant at any time, or during a specified time period, engages in any activity which violates any applicable restrictive covenants of the Company, as may be further specified in an award agreement, (iii) the participant incurs a termination of employment or other service for “cause,” as defined in the applicable award agreement or (iv) the participant at any time engages in unlawful and/or fraudulent activity or an activity which constitutes a breach of the Company’s Code of Conduct policy as in effect from time to time or a breach of the participant’s employment agreement, as may be further specified in an award agreement. In addition, all awards will be subject to any clawback or recoupment policies of the Company, as in effect from time to time, or as otherwise required by law.

Termination and Amendment. The compensation committee generally may terminate, suspend or amend the 2012 STIP at any time. No amendment may be made without shareholder approval if such amendment otherwise requires shareholder approval by reason of any law, regulation or rule applicable to the 2012 STIP.

2012 Long-Term Incentive Plan

The following is a summary of the expected principal features of our Realogy Holdings Corp. 2012 Long-Term Incentive Plan, or the 2012 LTIP. This summary of the 2012 LTIP is qualified in its entirety by the actual terms of the 2012 LTIP plan document.

Purpose. The purposes of the 2012 LTIP are to provide long-term incentives to those individuals with significant responsibility for the success and growth of the Company and its affiliates, to align the interests of such individuals with those of the Company’s stockholders, to assist the Company in recruiting, retaining and motivating qualified employees and other service providers and to provide an effective means to link pay to performance for such employees and service providers.

Plan Administration. The Compensation Committee will administer the 2012 LTIP. Unless otherwise determined by the Board of Directors, the Compensation Committee will consist solely of two or more non-employee directors as defined by Rule 16b-3 of the Securities Exchange Act of 1934, as amended and each of whom is also an “outside director” for purposes of Section 162(m) of the Code and an “independent director” under the rules of any applicable securities exchange, in each case, to the extent required under a provision of the 2012 LTIP. To the extent permitted by applicable law or the rules of any applicable securities exchange, the Board of Directors or the Compensation Committee may from time to time delegate to a committee of one or more members of the Board of Directors or to one or more officers of the Company the authority to grant or amend awards or to take other administrative actions. Any delegation will be subject to the restrictions and limits that the Board of Directors or Compensation Committee specifies at the time of such delegation.

Under the 2012 LTIP, the Compensation Committee has the authority to, among other things:

•	interpret the 2012 LTIP and its award agreements;

•	make rules and regulations relating to the administration of the 2012 LTIP;

•	designate eligible persons to receive awards;

•	determine the type and number of awards to be granted;

•	establish the terms and conditions of awards; and

•

determine whether the awards or any portion of an award will contain time-based restrictions and/or performance-based restrictions, and, with respect to performance-based awards, the criteria for achievement of performance goals, as set forth in more detail below.

Eligibility. The Compensation Committee will generally designate those employees, consultants and non-employee directors eligible to participate in the 2012 LTIP.

Shares Authorized. Subject to adjustment in the event of a merger, recapitalization, stock split, reorganization or similar transaction, 6,800,000 shares of our common stock, or the Share Limit, are reserved for issuance in connection with awards granted under the 2012 LTIP. Any unexercised, unconverted or undistributed portion of any award that is not paid in connection with the settlement of an award or is forfeited without the issuance of shares will again be available for grant under the 2012 LTIP, as will the shares surrendered or withheld as payment of either exercise price and/or withholding taxes.

Individual Share Limits. The number of shares subject to options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 1,000,000 shares. The number of shares subject to awards other than options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 400,000. Cash-based awards will not exceed $2 million multiplied by the number of fiscal years in a performance period.

Change in Control. The award agreements will set forth the treatment of each award granted under the 2012 LTIP upon a change in control.

Amendment and Termination. Our Board of Directors may at any time terminate, suspend or discontinue the 2012 LTIP. Our board may amend the 2012 LTIP at any time, provided that any increase in the number of shares available for issuance under the plan must be approved by our stockholders. In addition, our board of directors may not, without stockholder approval, extend the term of the 2012 LTIP, materially expand the types of awards available under the 2012 LTIP, add a category or categories of individuals who are eligible to participate in the 2012 LTIP, limit any prohibition against re-pricing options or stock appreciation rights, or make any other changes that require approval by stockholders in order to comply with applicable laws or stock market rules. No amendment or termination of the 2012 LTIP may adversely change a participant’s rights under an outstanding award without the participant’s prior written consent.

Types of awards under the 2012 LTIP

The 2012 LTIP provides for the grant of stock options (including nonqualified stock options and incentive stock options), restricted stock, restricted stock units, performance awards (which include, but are not limited to, cash bonuses), dividend equivalents, stock payment awards, stock appreciation rights, and other incentive awards.

Options. Options to purchase shares of common stock may be granted alone or in tandem with stock appreciation rights. A stock option may be granted in the form of a non-qualified stock option or an incentive stock option. No incentive stock options shall be granted to any person who is not one of our employees. The price at which a share may be purchased under an option (the exercise price) will be determined by the compensation committee, but may not be less than the fair market value of our common stock on the date the option is granted (or, as to incentive stock options granted to a greater than 10% stockholder, 110% of the fair market value). Except in the case of an adjustment related to a corporate transaction, the exercise price of a stock option may not be decreased after the date of grant and no outstanding option may be surrendered as consideration for the grant of a new option with a lower exercise price without stockholder approval. The award agreement will set forth the terms and conditions of each option. The amount of incentive stock options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted either alone or in tandem with stock options. The exercise price of a SAR must be equal to or greater than the fair market value of our common stock on the date of grant. The award agreement will set forth the terms and conditions of each SAR.

Restricted Stock/Restricted Stock Units. Restricted stock and restricted stock units may be awarded to eligible participants. The terms and conditions on such awards will be set forth in the award agreement which may include time-based, performance-based, and service-based restrictions. Restricted stock units may be settled in cash, shares of common stock or a combination of the two. Except as may otherwise be set forth in the award agreement, holders of restricted stock will have the right to receive dividends and will have voting rights during the restriction period.

Performance Awards. Performance awards may be issued to any eligible participants. The value of performance awards may be linked to performance goals, or to other specific criteria determined by the plan administrator (which may include the compensation committee). Performance awards may be paid in cash, shares, or a combination of both. Without limiting the generality of the foregoing, performance awards may be granted in the form of a cash bonus payable upon the attainment of objective performance goals or such other criteria as are established by the plan administrator. Performance awards may be structured to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code.

Performance Goals. The performance goals may be based upon one or more of the following performance goals established by the compensation committee (in each case, as determined in accordance with generally accepted accounting principles, if applicable): (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) gross or net profit or operating margin; (xii) costs; (xiii) funds from operations; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) implementation or completion of critical projects; (xx) market share; (xxi) debt levels or reduction; (xxii) customer retention; (xxiii) customer satisfaction and/or growth; (xxiv) research and development achievements; (xxv) financing and other capital raising transactions; (xxvi) risk management; and (xxvii) capital expenditures.

Performance goals may be expressed in terms of our overall performance or the performance of an affiliate, or one or more divisions or business units. In addition, such performance goals may be based upon the attainment of specified levels of performance under one or more of the measures described above relative to the performance of other corporations. Further, the compensation committee, in its sole discretion, may provide objectively determinable adjustments be made to one or more of the performance goals. Such adjustments may include: (i) items related to a change in accounting principles; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by us during the performance period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of our core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items related to employee retention and former parent legacy costs (benefits), (xix) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xx) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Dividend Equivalents. Dividend equivalents may be granted either alone or in tandem with other awards. Dividend equivalent awards are based on the dividends that are declared on the common stock, to be credited as of the dividend payment dates during the period between the date that the dividend equivalent awards are granted and such dates that the dividend equivalent awards terminate or expire. The award agreement may provide that dividend equivalents may only be paid out at the same time and to the same extent that vesting conditions of the award are satisfied. Dividend equivalent awards can be converted to cash or shares by a formula as set forth in the applicable award agreement. Dividend equivalents are not payable with respect to stock options or stock appreciation rights.

Stock Payment Awards. Stock payments may be granted to eligible participants. The number of shares of any stock payment may be based upon performance goals or any other specific criteria.

Other Incentive Awards. Other incentive awards may be granted to eligible participants. Such other incentive awards may cover shares or the right to purchase shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or otherwise payable in or based on shares, stockholder value, or stockholder return. Other incentive awards may be linked to any one or more of the performance criteria or other specific performance criteria and may be paid in cash or shares.

Forfeiture and Recoupment Provisions. Pursuant to the Company’s general authority to determine the terms and conditions applicable to awards under the 2012 LTIP, the plan administrator will have the right to provide, in the terms of awards made under the plan, or to require a participant to agree by separate written or electronic instrument, that any proceeds, gains or other economic benefit must be paid to the Company and the award will terminate and any unexercised portion of the award (whether or not vested) will be forfeited, in either case, if (i) a termination of employment or other service occurs prior to a specified date, or within a specified time period following receipt or exercise of the award, (ii) the participant at any time, or during a specified time period, engages in any activity which violates any applicable restrictive covenants of the Company, as may be further specified in an award agreement, (iii) the participant incurs a termination of employment or other service for “cause,” as defined in the applicable award agreement or (iv) the participant at any time engages in unlawful and/or fraudulent activity or an activity which constitutes a breach of the Company’s Code of Conduct policy as in effect from time to time or a breach of the participant’s employment agreement, as may be further specified in an award agreement. In addition, all awards will be subject to any clawback or recoupment policies of the Company, as in effect from time to time, or as otherwise required by law.

Certain Federal Income Tax Consequences

The following discussion addresses only the general federal income tax consequences relating to participation under the 2012 LTIP. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change. Further, the summary below does not address the impact of state and local taxes, or the federal alternative minimum tax and is not intended as tax advice to participants under the 2012 LTIP.

Non-Qualified Stock Options. A participant who has been granted a non-qualified stock option will not realize taxable income at the time of grant, and we will not be entitled to a tax deduction at that time. In general, when the option is exercised, the participant will realize ordinary income in an amount equal to the excess of the fair market value of the acquired shares over the exercise price for those shares, and we will be entitled to a corresponding tax deduction. Any gains or losses realized by the participant upon disposition of the shares will be treated as capital gains or losses, and the participant’s basis in such shares will be equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. A participant who has been granted an incentive stock option will not realize taxable income at the time of grant, and we will not be entitled to a tax deduction at that time. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of us or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled). The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is included in calculating the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised unless the participant disposes of the shares in the year of exercise. If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such shares to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain and we will not be entitled to a corresponding tax deduction. The participant will generally recognize a capital loss to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the participant will generally realize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and we will be entitled to a corresponding tax deduction. Any amount realized in excess of the value of the shares on the date of exercise will be capital gain. If the amount realized is less than the exercise price, the participant will not recognize ordinary income, and the participant will generally recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Stock Appreciation Rights. A participant who has been granted a SAR will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. Upon the exercise of a SAR, the amount of cash or the fair market value of any shares received will be taxable to the participant as ordinary income and we will be entitled to a corresponding tax deduction. Any gains or losses realized by the participant upon disposition of any such shares will be treated as capital gains or losses, and the participant’s basis in such shares will be equal to the fair market value of the shares at the time of exercise.

Restricted Stock Units. A participant who has been granted a restricted stock unit award will not realize taxable income at the time of grant and we will not be entitled to a tax deduction at that time. The participant will generally have compensation income at the time of settlement equal to the amount of cash received and the then fair market value of the distributed shares, and will have a tax basis in the shares equal to the amount of compensation income recognized. We will then be entitled to a corresponding tax deduction.

Restricted Stock. In general, a participant who has been granted a restricted stock award will not realize taxable income at the time of grant and we will not be entitled to a tax deduction at that time, assuming that the shares are not transferable and that the restrictions create a “substantial risk of forfeiture” for federal income tax purposes. Upon the vesting of the shares subject to an award, the participant will realize ordinary income in an amount equal to the then fair market value of the shares, and we will be entitled to a corresponding tax deduction. Any gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, and the participant’s basis in such shares will be equal to the fair market value of the shares at the time of vesting. A participant may elect, pursuant to Section 83(b) of the Code, to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date. If a participant makes this election, we will be entitled to a corresponding tax deduction in the year of grant. If the participant does not make an election pursuant to Section 83(b) of the Code, dividends paid to the participant during the restriction period will be treated as compensation income to the participant and we will be entitled to a corresponding tax deduction.

Performance Awards; Dividend Equivalent Awards; Stock Payment Awards; Other Incentive Awards. With respect to these types of awards, a participant generally will not recognize taxable income until the cash or shares of common stock are delivered to the participant upon satisfaction of the conditions of the award, and we generally will become entitled to a deduction at such time equal to the amount of income recognized by the participant. The amount of ordinary income recognized by the participant will generally be equal to the amount of the cash or the fair market value of the shares received.

Tax Considerations

Section 162(m) of the Code generally disallows a federal income tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s five named executive officers. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our compensation committee will adopt a policy that, where reasonably practicable, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, the compensation committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent. In addition, transition provisions under Section 162(m) may apply for a period of three years following the consummation of this offering to certain compensation arrangements that were entered into by a company before it was publicly held, including the awards under the 2012 STIP.

Initial Grants

In connection with this offering, our named executive officers and certain Company employees will be awarded initial stock option grants to purchase shares of our common stock. The option grants will vest over four years, with 25% vesting on each anniversary of the grant date. The options will have a ten-year term. A total of approximately 1,653,000 shares will be issuable upon the exercise of these initial option grants and the exercise price per share of the options will be equal to the initial public offering price per share of common stock. The anticipated initial option grants to the named executive officers are as follows: Mr. Smith 360,000 options, Mr. Hull 120,000 options, Mr. Kelleher 72,000 options, Mr. Perriello 80,000 options and Mr. Zipf 92,000 options.

In addition, our named executive officers and certain Company employees will be awarded initial grants of restricted stock. The restrictions on the shares of restricted stock will lapse over three years, with 33.33% lapsing on each anniversary of the grant date. The number of shares of restricted stock to be granted will be determined using the initial public offering price per share of our common stock. A total of approximately 290,000 shares will be issuable upon the lapse of restrictions with respect to this initial award of restricted stock. The anticipated initial grants of restricted stock to the named executive officers are as follows: Mr. Smith 94,772 shares, Mr. Hull 28,962 shares, Mr. Kelleher 19,179 shares, Mr. Perriello 24,283 shares and Mr. Zipf 23,394 shares.

The form award agreements with respect to these initial awards generally provide that with respect to each outstanding option or restricted stock award that is assumed or substituted in connection with a change in control, in the event that during the twenty-four (24) month period following such change in control a participant’s employment or service is terminated without cause by the Company or any affiliate or the participant resigns from employment or service from the Company or any affiliate with “good reason” (as defined in the award agreement), options will become fully vested and exercisable and restricted stock awards will become fully vested. But with respect to each outstanding option or restricted stock award that is not assumed or substituted in connection with a change in control, immediately upon the occurrence of the change in control, options will become fully vested and exercisable and restricted stock awards will become fully vested.

Summary Compensation Table

The following table sets forth the compensation and benefits earned in 2011, 2010 and 2009 by our named executive officers:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Option and Stock Appreciation Rights Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($)	Total ($)
Richard A. Smith	2011	1,000,000	97,000	—	2,000,000	—	2,000	3,099,000
Chief Executive Officer and President	2010	1,000,000	—	1,005,338	—	—	1,750	2,007,088
	2009	1,000,000	—	—	—	—	1,858	1,001,858

Anthony E. Hull	2011	562,500	—	—	525,000	—	3,675	1,091,175
Executive Vice President, Chief Financial Officer And Treasurer	2010	525,000	—	242,250	420,000	—	—	1,187,250
	2009	525,000	—	—	262,500	—	44,817	832,317

Kevin J. Kelleher	2011	441,500	—	—	416,000	80,409	—	937,909
President and Chief Executive Officer of Cartus Corporation	2010	416,000	—	193,800	332,800	44,784	—	987,384
	2009	416,000	—	—	208,000	47,763	39,938	711,701

Alexander E. Perriello, III	2011	542,500	—	—	520,000	—	2,525	1,065,025
President and Chief Executive Officer, Realogy Franchise Group	2010	520,000	—	242,250	416,000	—	—	1,178,250
	2009	520,000	—	—	260,000	—	40,367	820,367

Bruce Zipf	2011	550,000	—	—	520,000	—	3,558	1,073,558
President and Chief Executive Officer, NRT	2010	520,000	—	193,800	416,000	—	—	1,129,800
	2009	520,000	—	—	—	—	39,443	819,443

(1)	The following are the annual rates of base salary paid to each of the named executive officers as of December 31, 2011: Mr. Smith, $1,000,000; Mr. Hull, $575,000; Mr. Kelleher, $450,000; Mr. Perriello, $550,000; and Mr. Zipf, $560,000. Effective January 1, 2012, the annual base salaries of Messrs. Hull, Kelleher and Zipf were increased to $600,000, $475,000 and $575,000, respectively.
(2)	In January 2011, the Compensation Committee approved an annual bonus of $97,000 payable to Mr. Smith pursuant to the terms of his employment agreement, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy.
(3)	Each named executive officer received grants of our non-qualified stock options in April and October 2011 pursuant to the terms of the Phantom Value Plan. These options vest as to one-third of the total shares subject to the options on each of the first three (3) anniversaries of the date of grant but are not exercisable until one year following the completion of this offering. Following the completion of this offering, the total grant date fair value of these options in accordance with FASB ASC Topic 718 guidance on stock-based compensation would be as follows (with the assumptions used in determining such value being described in Note 12, “Stock-Based Compensation” to our consolidated financial statements for the fiscal year ended December 31, 2011 included elsewhere in this prospectus):

Name	Grant Date Fair Value as of April 15, 2011 Option Grant	Grant Date Fair Value as of October 17, 2011 Option Grant
Richard A. Smith	$85,999	$148,105
Anthony E. Hull	53,188	91,597
Kevin J. Kelleher	34,148	58,809
Alexander E. Perriello, III	43,758	75,358
Bruce Zipf	42,254	72,768

(4)	Amounts for 2011 represent aggregate amount paid to the named executive officers under the Realogy 2011-2012 Multi-Year Retention Plan.
(5)	None of our named executive officers (other than Mr. Kelleher) is a participant in any defined benefit pension arrangement. The amounts in this column with respect to 2011 reflect the aggregate change in the actuarial present value of the accumulated benefit under the Realogy Pension Plan from January 1 through December 31, 2011. See “—Realogy Pension Benefits at 2011 Fiscal Year End” for additional information regarding the benefits accrued for Mr. Kelleher.

Grants of Plan-Based Awards Table for Fiscal Year 2011

Each of the named executive officers received grants in 2011 under the following non-equity incentive and stock-based compensation plans. Each of the named executive officers:

•	received Incentive Awards under the Phantom Value Plan in January 2011; and

•	received stock options in April and October 2011 under the Stock Incentive Plan as provided by the Phantom Value Plan.

Grants of Plan-Based Awards in Fiscal Year 2011

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock Options (4)
Name	Grant Date	Threshold ($) (2)	Target ($) (1)	Maximum ($) (2)	Threshold (#)	Target (#) (3)	Maximum (#)
Richard A. Smith	1/5/2011	—	9,120,250	—	—	—	—	—	—
	4/15/2011	—	—	—	—	7,479	—	22.25	—
	10/17/2011	—	—	—	—	14,106	—	22.00	—

Anthony E. Hull	1/5/2011	—	2,820,250	—	—	—	—	—
	4/15/2011	—	—	—	—	4,626	—	22.25	—
	10/17/2011	—	—	—	—	8,724	—	22.00	—

Kevin J. Kelleher	1/5/2011	—	1,810,690	—	—	—	—	—
	4/15/2011	—	—	—	—	2,970	—	22.25	—
	10/17/2011	—	—	—	—	5,601	—	22.00	—

Alexander E. Perriello, III	1/5/2011	—	2,320,250	—	—	—	—	—
	4/15/2011	—	—	—	—	3,806	—	22.25	—
	10/17/2011	—	—	—	—	7,177	—	22.00	—

Bruce Zipf	1/5/2011	—	2,240,500	—	—	—	—	—
	4/15/2011	—	—	—	—	3,675	—	22.25	—
	10/17/2011	—	—	—	—	6,931	—	22.00	—

(1)	Represents payout under Incentive Awards granted under Phantom Value Plan assuming RCIV receives cash for the discharge and/or sale of all of the Initial RCIV Notes (or all non-cash consideration into which the Initial RCIV Notes are exchanged or converted) equal to the aggregate principal amount of the Initial RCIV Notes on the date of issuance or $1,338,190,220. This may not be the actual payout as the aggregate amount that RCIV may receive in cash could be less or more than the aggregate principal amount of the Initial RCIV Notes.
(2)	It is not possible to calculate the threshold or maximum amounts payable under the Phantom Value Plan as it is too speculative to determine the amount of cash, if any, that RCIV may receive for the discharge of all or any portion of the Initial RCIV Notes or on the sale of all or any portion of the Initial RCIV Notes (or other non-cash consideration into which the Initial RCIV Notes are exchanged or converted).
(3)	Pursuant to the terms of the Phantom Value Plan and the Incentive Awards made thereunder, we issued non-qualified stock options to the named executive officers on April 15, 2011 and October 17, 2011, the first two dates following adoption of the Phantom Value Plan on which RCIV received cash interest on the Initial RCIV Notes. The number of stock options granted represented an aggregate value as determined by the Compensation Committee equal to an amount which bore the same ratio to the aggregate dollar amount of the named executive officer’s Incentive Award as the aggregate amount of cash interest received by RCIV on the grant date bore to the aggregate principal amount of the Initial RCIV Notes on the date of their issuance, though for purposes of calculating the number of options for the April 15, 2011 grant, the amount of interest received by RCIV was based upon the interest accrued from January 5, 2011 through April 14, 2011. Pursuant to the terms of the Phantom Value Plan, as it existed until November 2011, the stock options granted to Mr. Smith, our Chief Executive Officer, were limited to 50% of the foregoing stock option amount. In November 2011, the Phantom Value Plan was amended to eliminate this limitation.
(4)	See footnote 3 to the Summary Compensation Table.

Outstanding Equity Awards at 2011 Fiscal Year End

The following two tables set forth outstanding stock option awards as of December 31, 2011 held by our named executive officers. There were no other Holdings equity awards outstanding at December 31, 2011.

Outstanding Option Awards at December 31, 2011

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1) (2)
Richard A. Smith	—	—	7,479	22.25	10/15/2018
	—	—	14,106	22.00	4/17/2019
	9,338	28,012	—	137.50	11/9/2020
	21,788	65,362	—	20.75	11/9/2020

Anthony E. Hull	—	—	4,626	22.25	10/15/2018
	—	—	8,724	22.00	4/17/2019
	2,250	6,750	—	137.50	11/9/2020
	5,250	15,750	—	20.75	11/9/2020

Kevin J. Kelleher	—	—	2,970	22.25	10/15/2018
	—	—	5,601	22.00	4/17/2019
	1,800	5,400	—	137.50	11/9/2020
	4,200	12,600	—	20.75	11/9/2020

Alexander E. Perriello, III	—	—	3,806	22.25	10/15/2018
	—	—	7,177	22.00	4/17/2019
	2,250	6,750	—	137.50	11/9/2020
	5,250	15,750	—	20.75	11/9/2020

Bruce Zipf	—	—	3,675	22.25	10/15/2018
	—	—	6,931	22.00	4/17/2019
	1,800	5,400	—	137.50	11/9/2020
	4,200	12,600	—	20.75	11/9/2020

(1)	All options with an expiration date of October 15, 2018 or April 17, 2019 vest as to one-third of the total shares subject to the options on each of the first three annual anniversaries from the date of grant (April 15, 2011 for the options granted at $22.25 per share and October 17, 2011 for the options granted at $22.00 per share) but are not exercisable until one year following the completion of this offering.
(2)	All options with an expiration date of November 9, 2020 vest as to 25% of the total shares subject to the option on each of the first four anniversaries of July 1, 2010.

The following table sets forth outstanding equity awards (consisting solely of stock options of Avis Budget Group and Wyndham Worldwide) as of December 31, 2011 held by our named executive officers that were issued (or in the case of Avis Budget Group equity awards, adjusted) as part of the equitable adjustment of outstanding Cendant equity awards at the date of our separation from Cendant made pursuant to the terms of the Separation Agreement. Except for tax withholding and related liabilities, the awards relating to Wyndham Worldwide common stock are liabilities of Wyndham Worldwide, and the awards relating to Avis Budget Group common stock are liabilities of Avis Budget Group. All of these stock options are fully exercisable. Avis Budget Group awards also reflect an adjustment in connection with a one-for-ten reverse stock split.

Name	Issuer	Number of Securities Underlying Unexercised Options Exercisable (#)	Exercise Price ($)	Option Expiration Date (1)
Richard A. Smith	Avis Budget	26,063	27.40	1/22/2012
	Wyndham Worldwide	52,124	40.03	1/22/2012

Anthony E. Hull	Avis Budget	988	28.34	10/15/2013
	Wyndham Worldwide	1,976	41.40	10/15/2013

Kevin J. Kelleher	Avis Budget	12,009	27.40	1/22/2012
	Wyndham Worldwide	24,018	40.03	1/22/2012

Alexander E. Perriello, III	Avis Budget	6,005	27.40	1/22/2012
	Wyndham Worldwide	12,009	40.03	1/22/2012

Bruce Zipf	Avis Budget	5,212	26.87	4/17/2012	(2)
	Wyndham Worldwide	10,424	39.25	4/17/2012	(2)

(1)	The Avis Budget Group and Wyndham Worldwide options with an expiration date of January 22, 2012 expired without having been exercised.
(2)	Mr. Zipf exercised the Wyndham Worldwide options in February 2012. The Avis Budget options expired without having been exercised.

Option Exercises for Fiscal Year 2011

None of our named executive officers exercised any options for our common stock during 2011.

None of our named executive officers exercised any Wyndham Worldwide or Avis Budget Group options during 2011.

Stock Incentive Plan

The Realogy Holdings Corp. 2007 Stock Incentive Plan, as amended in November 2007 and further amended in November 2010, August 2011, February 2012 and April 30, 2012, authorizes approximately 2,686,600 shares of common stock, excluding the 113,400 shares that have been already been issued under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Compensation Committee with certain delegations to the Chief Executive Officer and the Chief Administrative Officer. Awards granted under the Stock Incentive Plan may be nonqualified stock options, rights to purchase shares of common stock, restricted stock, restricted stock units and other awards settleable in, or based upon, common stock. Awards may be granted under the Stock Incentive Plan only to persons who are our employees, consultants or directors of us or any of our subsidiaries on the date of the grant.

The 113,400 shares issued under the Stock Incentive Plan to date are comprised of the 90,840 shares of common stock purchased by management in 2007 and the 22,560 shares of common stock subject to restricted stock awards that were made to executive officers in 2007 and to our independent director in 2008 and 2011 (all of which have vested with the exception of the 2011 restricted stock award made to our independent director). All of the stock options held by management (including board members) were granted under the Stock Incentive Plan.

Options issued under the Stock Incentive Plan must have an exercise price determined by the Compensation Committee and set forth in an option agreement. In no event, however, may the exercise price be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee, in its sole discretion, will determine whether and to what extent any options are subject to vesting based upon the optionee’s continued service to, and our performance of duties for, us and our subsidiaries, or upon any other basis.

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation or similar event affecting us or any of our subsidiaries (each, a “Corporate Transaction”), the Compensation Committee may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to: (a) the aggregate number and kind of share of common stock or other securities, (b) the number and kind of shares of common stock or other securities subject to outstanding awards, (c) performance metrics and targets underlying outstanding awards and (d) the option price of outstanding options. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding equity securities issued under the Stock Incentive Plan in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such equity securities, as determined by the Compensation Committee in its sole discretion and (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than us for the shares of common stock subject to outstanding equity securities).

Upon (i) the consummation of certain sales of the Company or (ii) any transactions or series of related transactions in which Apollo sells at least 50% of the shares of common stock directly or indirectly acquired by it and at least 50% of the aggregate of all investor investments (a “Realization Event”), subject to any provisions of the award agreements to the contrary with respect to certain sales of the Company, the Company may purchase each outstanding vested and/or unvested option for a per share amount equal to (a) the amount per share received in respect of the shares of common stock sold in such transaction constituting the Realization Event, less (b) the option price thereof.

The Stock Incentive Plan will terminate on the tenth anniversary of the date of its adoption by our Board of Directors, or April 10, 2017.

Realogy Pension Benefits at 2011 Fiscal Year End

Prior to Realogy’s separation from Cendant, Cendant sponsored and maintained the Cendant Corporation Pension Plan (the “Cendant Pension Plan”), which was a “defined benefit” employee pension plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and a successor to the former PHH Corporation Pension Plan (the “Former PHH Pension Plan”). During 1999, the Former PHH Pension Plan was frozen and curtailed, other than for certain employees who attained certain age and service requirements. A number of our employees were entitled to benefits under the Realogy Pension Plan by virtue of their prior participation in the Former PHH Pension Plan as well as their subsequent participation in the Cendant Pension Plan.

In connection with Realogy’s separation, Realogy adopted a new defined benefit employee pension plan, named the Realogy Corporation Pension Plan (the “Realogy Pension Plan”). At Realogy’s separation, the Realogy Pension Plan assumed all liabilities and obligations under the Cendant Pension Plan that related to the Former PHH Pension Plan. Realogy also assumed any supplemental pension obligations accrued by any participant of the Cendant Pension Plan which related to the Former PHH Pension Plan. In consideration of the Realogy Pension Plan accepting and assuming the liabilities and obligations described above under the Cendant Pension Plan, Cendant caused the Cendant Pension Plan to make a direct transfer of a portion of its assets to the Realogy Pension Plan proportional to the liabilities assumed by the Realogy Pension Plan.

The amount of the retirement benefit under the Realogy Pension Plan is determined by a formula set forth in the plan. No participants in the Realogy Pension Plan accrue any ongoing benefits other than service as the participation has been previously frozen (other than two participants whose participation is not frozen pursuant to the terms of the Realogy Pension Plan). Participants eligible to commence their pension benefit have several optional forms of payment available to them under the Realogy Pension Plan. Lump sum distributions are only permissible when the present value of a participant’s benefit is $5,000 or below. The Realogy Pension Plan is funded by Realogy.

Mr. Kelleher is our only named executive officer who participates in the Realogy Pension Plan and his participation in the Cendant Pension Plan was frozen on October 31, 1999 and, as of that date, he no longer accrues additional benefits under the Cendant Pension Plan or the Realogy Pension Plan.

The following table sets forth information relating to Mr. Kelleher’s participation in the Realogy Pension Plan:

Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
27	466,763	—

(1)	The number of years of credited service shown in this column is calculated based on the actual years of service with us (or Cendant) for Mr. Kelleher through December 31, 2011.
(2)	The valuations included in this column have been calculated as of December 31, 2011 assuming Mr. Kelleher will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 9, “Employee Benefit Plans—Defined Benefit Pension Plan” to our consolidated financial statements for the year ended December 31, 2011 included elsewhere in this prospectus.

Nonqualified Deferred Compensation at 2011 Fiscal Year End

In December 2008, in accordance with the transition rules under Section 409A of the Internal Revenue Code of 1986, as amended, our Compensation Committee amended the Realogy Officer Deferred Compensation Plan. The amendment permitted participants to revoke their current distribution elections on file and make a new unifying election for their entire account balance. The revocation and election had to be made prior to December 31, 2008. Participants could elect to receive a lump sum distribution in April 2009 or maintain their then current election. Mr. Hull and Mr. Zipf were the only named executive officers who were participants under the Realogy Officer Deferred Compensation Plan. Each of them made new elections prior to the end of 2008. Under those new elections, they received lump sum distributions in April 2009.

Effective January 1, 2009, the Company suspended participation in the Realogy Officer Deferred Compensation Plan due to the prolonged downturn in the residential housing market and our highly levered debt structure. The suspension remains in effect. Accordingly, none of the named executive officers had any nonqualified deferred compensation at December 31, 2011.

Employment Agreements

The following summarizes the terms of the employment agreements with each of our named executive officers. Severance provisions are described in the section titled “Potential Payments Upon Termination or Change of Control.”

Mr. Smith. On April 10, 2007, we entered into a new employment agreement with Mr. Smith, with a five-year term commencing as of the effective time of the Merger (unless earlier terminated). The agreement was initially automatically extended for one additional year pursuant to the terms of the employment agreement as neither party provided a 90-day notice of non-renewal. On September 10, 2012, the Company extended the term of Mr. Smith’s employment agreement to April 9, 2016. This employment agreement supersedes any prior employment agreements that we entered into with Mr. Smith except for the “golden parachute” payment provision contained in Mr. Smith’s prior agreement, which is incorporated by reference in the current employment agreement. Pursuant to the agreement, Mr. Smith serves as our President. In addition, Mr. Smith has served as our Chief Executive Officer since November 13, 2007. He also serves as a member of our Board of Directors during his term of employment. Mr. Smith is entitled to a base salary of $1 million (the base salary in effect for him as of immediately prior to the effective time of the Merger), may participate in employee benefit plans generally available to our executive officers, and is eligible to receive an annual bonus award with a target amount equal to 200% of his annual base salary, subject to the attainment of performance goals and his continued employment with us on the last day of the applicable bonus year. In connection with entering into his employment agreement and as partial consideration for his retention following the Merger, Mr. Smith received a one-time $5 million bonus in connection with the consummation of the Merger, the after-tax amount of which Mr. Smith elected to invest in shares of common stock.

Mr. Smith is also entitled to an annual bonus, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy. This benefit is provided to Mr. Smith as the replacement of a benefit previously provided to him by Cendant. Mr. Smith waived his contractual right to receive this bonus with respect to the bonuses payable in January 2009 and 2010 in order to reduce Company expense.

Messrs. Hull, Kelleher, Perriello and Zipf. On April 10, 2007, we entered into new employment agreements with each of Messrs. Hull, Kelleher, Perriello and Zipf (for purposes of this section, each, an “Executive”), with an initial five-year term (unless earlier terminated) commencing as of the effective time of the Merger, subject to one automatic extension for an additional year unless either party provides notice of non-renewal. Pursuant to these employment agreements, each of the Executives continues to serve in the same positions with us as they had served prior to the Merger.

In April 2011, we amended these agreements to provide for (1) the initial term to end on April 10, 2015, and (2) an annual base salary increase, effective April 1, 2011, and, in the case of Messrs. Hull, Kelleher and Zipf, another annual base salary increase, effective January 1, 2012. The following are the annual rates of base salary, effective April 1, 2011: for Mr. Hull, $575,000, Mr. Kelleher, $450,000, Mr. Perriello, $550,000 and Mr. Zipf, $560,000. Effective January 1, 2012, the annual base salary of Messrs. Hull, Kelleher and Zipf increased to $600,000, $475,000 and $575,000, respectively.

Under their employment agreements, Messrs. Hull, Kelleher, Perriello and Zipf are entitled to employee benefit plans generally available to our executive officers and are eligible for annual bonus awards with a target amount equal to the target bonus in effect for them as of the effective time of the Merger, which target is currently equal to 100% of each Executive’s annual base salary, subject to the attainment of performance goals and the Executive’s being employed with us on the last day of the applicable bonus year.

Potential Payments upon Termination or Change in Control

The following summarizes the potential payments that may be made to our named executive officers in the event of a termination of their employment or a change of control as of December 30, 2011.

If Mr. Smith’s employment is terminated by us without “cause” or by Mr. Smith for “good reason,” subject to his execution and non-revocation of a general release of claims against us and our affiliates, he will be entitled to (1) a lump sum payment of his unpaid base salary and unpaid earned bonus and (2) an aggregate amount equal to 300% of the sum of his (a) then-current annual base salary and (b) his then-current target bonus, 50% of which will be paid thirty (30) business days after his termination of employment and the remaining portion of which will be paid in 36 equal monthly installments following his termination of employment. If Mr. Smith’s employment is terminated for any reason, Mr. Smith and his dependents may continue to participate in all of our health care and group life insurance plans until the end of the plan year in which he reaches, or would have reached, age 75, subject to his continued payment of the employee portion of the premiums for such coverage. Mr. Smith is subject to three-year post-termination non-competition and non-solicitation covenants and is entitled to be reimbursed by us for any “golden parachute” excise taxes, including taxes on any such reimbursement, subject to certain limitations described in his employment agreement.

Cause is defined in Mr. Smith’s employment agreement to mean (i) his willful failure to substantially perform his duties as an employee of the Company or any subsidiary (other than any such failure resulting from incapacity due to physical or mental illness), (ii) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or any subsidiary, (iii) his conviction of, or plea of guilty or nolo contendere to a charge of commission of, a felony or crime involving moral turpitude, (iv) his indictment for a charge of commission of a felony or any crime involving moral turpitude, provided that the Board of Directors determines in good faith that such indictment would result in a material adverse impact to the business or reputation of the Company, (v) his gross negligence in the performance of his duties, or (vi) his purposefully or negligently making (or having been found to have made) a false certification to the Company pertaining to its financial statements; a termination will not be for “Cause” pursuant to clause (i), (ii) or (v), to the extent such conduct is curable, unless the Company shall have notified Mr. Smith in writing describing such conduct and he shall have failed to cure such conduct within ten (10) business days after his receipt of such written notice.

Good Reason is defined in Mr. Smith’s employment agreement as voluntary resignation after any of the following actions taken by the Company or any of its subsidiaries without Mr. Smith’s consent: (i) his removal from, or failure to be elected or re-elected to, the Board of Directors; (ii) a material reduction of his duties and responsibilities to the Company, (iii) a reduction in his annual base salary or target bonus (not including any diminution related to a broader compensation reduction that (a) is made in consultation with Mr. Smith and (b) is applied to all senior executives of the Company in a relatively proportionate manner); (iv) the relocation of Mr. Smith’s primary office to a location more than 30 miles from the prior location; (v) delivery of notice of non-renewal of the employment period by the Company (other than non-renewal by the Company due to Mr. Smith’s disability, termination for Cause or termination by Mr. Smith); or (vi) a material breach by the Company of a material provision of the employment agreement (including a breach of Section 2(a) of the employment agreement, which sets forth Mr. Smith’s position with the Company). A termination shall not be for “Good Reason” pursuant to clause (i), (ii), (iii) or (iv), unless Mr. Smith shall have given written notice of his intention to resign for Good Reason and the Company shall have failed to cure the event giving rise to Good Reason within ten (10) business days after the Company’s receipt of such written notice.

With respect to Messrs. Hull, Kelleher, Perriello and Zipf (also for purposes of this section, each, an “Executive”), each Executive’s employment agreement provides that if his employment is terminated by us without “cause” or by the Executive for “good reason,” subject to his execution of a general release of claims against us and our affiliates, the Executive will be entitled to:

•	a lump sum payment of his unpaid annual base salary and unpaid earned bonus;

•

an aggregate amount equal to (x) if such termination occurs within twelve months after a “Sale of the Company,” 200% of the sum of his (a) then-current annual base salary plus his (b) then-current annual target bonus; or (y) 100% (200% in the case of Mr. Hull) of the sum of his (a) then-current annual base salary plus his (b) then-current annual target bonus. Of such amount, 50% will be payable in a lump sum within 30 business days of the date of termination, and the remaining portion will be payable in 12 (24 in the case of Mr. Hull) equal monthly installments following his termination of employment; and

•

from the period from the date of termination of employment to the earlier to occur of the second anniversary of such termination or the date on which the individual becomes eligible to participate in another employer’s medical and dental benefit plans, participation in the medical and dental benefit plans maintained by us for active employees, on the same terms and conditions as such active employees, as in effect from time to time during such period.

The definition of Cause and Good Reason under each Executive’s employment agreement are identical to those contained in Mr. Smith’s employment agreement except as follows: (a) clause (i) of the definition of Good Reason under Mr. Smith’s employment agreement regarding director service is not contained in the definition of Good Reason in each Executive’s employment agreement; and (b) the addition of language in the definition of Good Reason that a material breach by the Company of a material provision of the Executive’s employment agreement does not include any promotion or lateral assignment of the Executive.

Each Executive is subject to a two-year post-termination non-competition covenant and three-year post-termination non-solicitation covenant.

The employment agreements also provide for severance pay of 100% of annual base salary and the continuation of welfare benefits for one year to each named executive officer in the event his employment is terminated by reason of death or disability.

The following table sets forth information regarding the value of potential termination payments and benefits our named executive officers would have become entitled to receive upon their termination of employment with us had the triggering event occurred on December 30, 2011 (the last business day of our most recently completed fiscal year):

Name	Benefit (4)	Termination without Cause or for Good Reason within 12 months following a Sale of the Company ($)		Termination without Cause or for Good Reason other than within 12 months following a Sale of the Company ($)	Death ($)	Disability ($)
Richard A. Smith	Severance Pay	9,000,000	(3)	9,000,000	1,000,000	1,000,000
	Health Care (1)	304,484		304,484	304,484	304,484
	Equity Acceleration (2)	—		—	—	—

Anthony E. Hull	Severance Pay	2,300,000		2,300,000	575,000	575,000
	Health Care	26,129		26,129	13,065	13,065
	Equity Acceleration (2)	—		—	—	—

Kevin J. Kelleher	Severance Pay	1,800,000		900,000	450,000	450,000
	Health Care	17,592		17,592	8,796	8,796
	Equity Acceleration (2)	—		—	—	—

Alexander E. Perriello, III	Severance Pay	2,200,000		1,100,000	550,000	550,000
	Health Care	6,996		6,996	3,498	3,498
	Equity Acceleration (2)	—		—	—	—

Bruce Zipf	Severance Pay	2,240,000		1,120,000	560,000	560,000
	Health Care	18,694		18,694	9,347	9,347
	Equity Acceleration (2)	—		—	—	—

(1)	If Mr. Smith’s employment is terminated for any reason, Mr. Smith and his dependents may continue to participate in all of our health care and group life insurance plans until the end of the plan year in which he reaches, or would have reached, age 75, subject to his continued payment of the employee portion of the premiums for such coverage.
(2)	The vesting of options accelerate upon a Sale of the Company provided, however, that in the event the individual terminates his employment without “good reason” or his employment is terminated for “cause” within one year of the Sale of the Company, the individual would be required to remit to the Company the proceeds realized in the Sale of the Company for those options, the vesting of which was accelerated due to the Sale of the Company. The value ascribed to the accelerated vesting of the options is based upon a fair market value of our common stock computed in accordance with FASB ASC Topic 718 of $17.50 per share as of December 30, 2011.
(3)	No “golden parachute” excise tax would have been payable based upon Mr. Smith’s historical compensation and, accordingly, the Company would have had no obligation to reimburse Mr. Smith for any such taxes.
(4)

To the extent that there had been a change of control as of December 30, 2011 and assuming (i) all Initial RCIV Notes had been converted into shares of common stock immediately prior to such change in control and (ii) in connection with such change of control, RCIV had received cash consideration of $17.50 per share (representing the fair market value of our common stock as of December 30, 2011), the aggregate amount of cash received by RCIV would have equaled approximately $893,857,024, or approximately

66.8% of the aggregate principal amount of the Initial RCIV Notes. Pursuant to the Phantom Value Plan, upon RCIV’s receipt of that cash payment, the named executive officers would have been entitled to receive approximately 66.8% of their respective Incentive Awards under the Phantom Value Plan, which would have resulted in payments of approximately $6,092,327, $1,883,927, $1,209,540, $1,549,927 and $1,496,654 to Mr. Smith, Mr. Hull, Mr. Kelleher, Mr. Perriello, and Mr. Zipf, respectively, assuming the named executive officer had not terminated his employment as of December 30, 2011.

Director Compensation

The following sets forth information concerning the compensation of our independent director in 2011 as well as certain other post-employment compensation for our former Chairman of the Board of Directors. None of the other members of the Board of Directors received any compensation for their service as a director in 2011.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
V. Ann Hailey	85,000	90,300	(2)	119,850	(3)	—		295,150
Henry R. Silverman	—	—		—		146,964	(4)	146,964

(1)	Represents one-half of Ms. Hailey’s $150,000 annual independent director retainer fee and the $10,000 cash fee paid for Ms. Hailey’s service as Chair of our Audit Committee. One half of the annual retainer fee is payable in cash and the balance is payable pursuant to a grant of non-qualified stock options.
(2)	On March 3, 2011, Ms. Hailey was granted a restricted stock award for 4,200 shares of common stock, 2,100 shares of which vested 18 months following the date of grant (September 3, 2012) and the balance will vest 36 months following the date of grant, subject to her continued service on our Board of Directors. We determined the fair market value of the restricted stock awards on the date of grant ($90,300). The table reflects the grant date fair value of this award computed in accordance with FASB ASC Topic 718. The assumptions we used in determining the grant date fair value are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2011, Ms. Hailey held 4,200 shares of restricted stock.
(3)	On March 3, 2011, Ms. Hailey was granted two non-qualified options to purchase shares of common stock at an exercise price of $21.50 per share, one for 6,000 options and the other for 4,200 options, each of which becomes exercisable at the annual rate of 25% of the total number of shares underlying the option commencing March 3, 2012, one year from the date of grant, subject to her continued service on our Board of Directors. The option for 4,200 shares represents one-half of Ms. Hailey’s annual independent director grant. We determined the grant date fair value of the options on the date of grant ($11.75 per share or $119,850 in the aggregate). The table reflects the aggregate grant date fair value of these options computed in accordance with FASB ASC Topic 718. The assumptions we used in determining the grant date fair value of these options are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2011, Ms. Hailey held 12,200 options.
(4)	Consists of post-employment secretarial support provided to Mr. Silverman. Mr. Silverman resigned from our Board of Directors, effective March 15, 2012. As of December 31, 2011, Mr. Silverman held 200,000 options, but all his options were canceled on March 15, 2012.

Ms. Hailey, currently our only independent director and the Chair of our Audit Committee, joined the Board of Directors on February 4, 2008. She receives a director retainer of $150,000 and a fee as Audit Committee Chair of $10,000, each on an annualized basis. During 2009 and 2010, the entire $150,000 director retainer fee was payable in cash pursuant to an action taken by the Compensation Committee. For 2008, of the $150,000 director retainer fee, $90,000 was payable pursuant to a grant of restricted shares of common stock based upon the fair market value of the common stock on the date of grant, provided that in connection with the initial grant made on February 4, 2008, the common stock was valued at $250.00 per share. The vesting of the restricted stock is identical to the vesting terms of the restricted stock awards granted to certain executive officers: namely, one-half vested 18 months following the date of grant (August 4, 2009) and the other half vested 36 months following the date of grant (February 4, 2011).

In accordance with the director compensation policy in effect in 2008, as a newly appointed independent director, Ms. Hailey also received on the date of her appointment a one-time grant of non-qualified options to purchase 2,000 shares of common stock with an exercise price equal to the greater of $250.00 per share or the fair market value of common stock on the date of grant. The options become exercisable at the rate of 25% of the underlying shares upon each of the first four anniversaries following the date of grant, subject to acceleration and vesting in full upon a Sale of the Company (as that term is defined in the Stock Incentive Plan).

On March 3, 2011, the Compensation Committee amended our preexisting policy with respect to compensation of directors, effective as of January 1, 2011, to eliminate the one-time grant of non-qualified options for any newly appointed independent director and to provide that one-half of the $150,000 annual independent director retainer fee is payable in cash on a quarterly basis and the remaining one-half pursuant to a grant of non-qualified stock options. The term of the options is ten years and the exercise price of the options is equal to the fair market value of the common stock on the date of grant and the options become exercisable at the rate of 25% of the underlying shares upon each of the first four anniversaries following the date of grant, subject to her continued service on our Board of Directors and subject to acceleration and vesting in full upon a Sale of the Company. The 2011 grant of non-qualified options representing one-half of Ms. Hailey’s annual independent director retainer for 2011 is reflected in the table above. On February 27, 2012, the Compensation Committee awarded Ms. Hailey, as part of her 2012 annual independent director retainer, non-qualified options to purchase 5,164 shares of common stock at $17.50 per share, in accordance with the foregoing policy.

To increase the retention incentives provided by our stock based compensation programs to Ms. Hailey, on March 3, 2011, the Compensation Committee also approved the grant of 6,000 non-qualified stock options to purchase shares of common stock at an exercise price of $21.50 per share to become exercisable at the rate of 1,500 options per year commencing March 3, 2012, subject to her continued service on our Board of Directors, and the grant of a restricted stock award for 4,200 shares of common stock, 2,100 shares of which will vest 18 months following the date of grant (September 3, 2012) and the balance will vest 36 months following the date of grant, subject to her continued service on our Board of Directors.

In connection with Mr. Silverman’s appointment as non-executive chairman of the Company, on November 13, 2007, our Board of Directors granted Mr. Silverman an option to purchase 200,000 shares of common stock at $250.00 per share. The options include both time vesting (tranche A) options and performance vesting (tranche B and tranche C) options. In general, one-half of the options granted to Mr. Silverman vest and become exercisable in five equal installments on each of the 12th, 24th, 36th, 48th and 60th month anniversaries of September 1, 2007 (the tranche A options), and one-half of the options are performance vesting options, one-half of which vest upon the achievement of an internal rate of return of funds managed by Apollo with respect to its investment in Holdings of 20% (the tranche B options), and the remaining half of which vest upon the achievement of an internal rate of return of such funds of 25% (the tranche C options). We determined that excluding the effect of estimated forfeitures, in accordance with the FASB’s guidance, the fair market value of the option on the date of grant (November 13, 2007) was $64.50 per share or an aggregate of $6,450,000, which includes only the value of the time-vested options (the tranche A options). We also determined the grant date fair market value of the tranche B options and tranche C options but will only recognize those costs as compensation expense when the performance criteria are probable of occurring (e.g. an initial public offering or significant capital transaction). Assuming the highest level of performance conditions is probable, the total grant date fair value of the options would be $11,611,431. The assumptions used in determining the value of these options on the date of grant are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. Effective with Mr. Silverman’s resignation from our Board of Directors and pursuant to the terms of a release he executed with Apollo, all of his options to purchase shares of the Company’s common stock were canceled.

Director Compensation Program Following this Offering

We expect that our Board of Directors will establish guidelines with respect to the compensation of our independent directors following the completion of this offering. These guidelines will set forth the proportion of the compensation of our independent directors that will include common stock or stock options, and will provide that a meaningful portion of non-employee director compensation will consist of restricted stock, stock options or deferred units, which must be held until some period following the termination of the director’s service as a director.

The following table sets forth the compensation for future services expected to be paid to our independent directors (to be applied prospectively for Ms. Hailey) following the completion of this offering. All director compensation, other than the new director equity grant, will be pro-rated for the period from the completion of this offering until our next annual meeting of stockholders.

Compensation(1)
Annual Director Retainer(2)	$170,000
New Director Equity Grant(3)	100,000
Board and Committee Meeting Attendance Fee	—
Audit Committee Chair	20,000
Audit Committee Member	10,000
Compensation Committee Chair	15,000
Compensation Committee Member	7,500
Corporate Governance Committee Chair	10,000
Corporate Governance Committee Member	5,000
Executive Committee Member	10,000

(1)	Members of our Board of Directors who are also our or our subsidiaries’ officers or employees and members who are Apollo representatives will not receive compensation for serving as directors (other than travel-related expenses for meetings).
(2)	The annual director retainer (the “Retainer”) will be paid as follows: $70,000 in cash, payable in quarterly installments, and $100,000 in the form of non-qualified stock options, payable in full immediately following the annual election of directors, provided, however, that with respect to Ms. Hailey, her Retainer will be paid $75,000 in cash, payable in quarterly installments, and $75,000 in the form of non-qualified stock options. Following the completion of this offering, the Retainer will represent an increase of $20,000 with respect to the retainer paid or payable to Ms. Hailey for 2012, and Ms. Hailey will receive a pro rata portion of such increase in cash until our next annual meeting of stockholders. The options will have a term of ten years, an exercise price equal to the fair market value of the common stock on the date of grant, and become exercisable at the rate of 25% per year, commencing one year from the date of grant. The initial option grant will be made following the completion of this offering and have an exercise price equal to the initial public offering price.
(3)	The grant will be made in the form of non-qualified stock options. The options will have a term of ten years, an exercise price equal to the fair market value of the common stock on the date of grant, and become exercisable at the rate of 25% per year, commencing one year from the date of grant. Insofar as Ms. Hailey has served on our Board of Directors since 2008, she will not be eligible to receive the new director equity grant.

A director who serves on our Board of Directors does not receive any additional compensation for service on the Board of Directors of our subsidiaries, unless there shall be a committee of any such subsidiary where there is not a corresponding committee of the Company.

Compensation Committee Interlocks and Insider Participation

Shortly prior to the consummation of the Merger, our Board of Directors, whose members then consisted of Apollo’s representatives, Messrs. Marc Becker and M. Ali Rashid, negotiated employment agreements and other arrangements with our named executive officers. Between April 10, 2007 and mid-February 2008, decisions relating to executive compensation were within the province of our Board of Directors, which were (and are) controlled by Apollo representatives. In February 2008, our Board of Directors established the Compensation Committee, whose members consist of Messrs. Becker and Rashid.

During 2011, none of the members of the Compensation Committee had any relationship that requires disclosure in this prospectus as a transaction with a related person, though both members are employed by Apollo, which has engaged in related party transactions with us during 2011 as discussed in “Certain Relationships and Related Party Transactions.”

During 2011, (1) none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on our Board of Directors; (2) none of our executive officers served as a director of another entity, one of whose executive officers served on our Board of Directors; and (3) none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of the directors of our Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 10, 2012, and after giving effect to this offering (and assuming that the underwriters do not exercise their option to purchase additional shares), by (i) each person known to beneficially own more than 5% of our common stock, (ii) each of our named executive officers, (iii) each member of the Board of Directors and (iv) all of our executive officers and members of the Board of Directors as a group. The information set forth in the following table assumes the conversion by the Significant Holders of their Convertible Notes held by the Significant Holders into 73,006,178 shares and the issuance of 9,125,776 shares to the Significant Holders pursuant to the Significant Holders letter agreements. The percentage of ownership indicated before this offering is based on 90,153,234 shares of common stock outstanding (and assumed to be outstanding) on September 10, 2012 and the percentage of ownership indicated after this offering is based on 130,153,234 shares of common stock outstanding, including the shares offered pursuant to this prospectus.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities not outstanding but included in the beneficial ownership of each such person, are deemed to be outstanding for purposes of computing the percentage of outstanding securities owned by such person, but are not deemed to be outstanding for purposes of computing the percentage owned by any other person. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage Before the Offering	Percentage After Giving Effect to the Offering (2)
Apollo Funds (3)	65,375,042	72.6%	50.2%
Richard A. Smith (4)	98,731	*	*
Anthony E. Hull (5)	26,281	*	*
Kevin J. Kelleher (6)	19,243	*	*
Alexander E. Perriello, III (7)	24,282	*	*
Bruce Zipf (8)	20,962	*	*
Marc E. Becker (9)	—	—	*
V. Ann Hailey (10)	9,110	*	*
Scott M. Kleinman (9)	—	—	*
M. Ali Rashid (9)	—	—	*
Directors and executive officers as a group (13 persons) (11)	236,839	*	*
Paulson & Co. Inc. (12)	13,302,339	14.8%	10.2%

*	Less than one percent.
(1)

Assumes conversion by the Significant Holders of their outstanding Convertible Notes into 73,006,178 shares of common stock and the issuance of 9,125,776 shares pursuant to the Significant Holders letter agreements. As of September 10, 2012, approximately $1,144 million aggregate principal amount of Series A Convertible Notes, $291 million aggregate principal amount of Series B Convertible Notes and $675 million aggregate principal amount of Series C Convertible Notes were outstanding. The conversion rates of the Convertible Notes are 39.0244 shares of common stock per $1,000 aggregate principal amount of Series A Convertible Notes or Series B Convertible Notes and 37.0714 shares of common stock per $1,000 aggregate principal amount of Series C Convertible Notes. The Significant Holders have agreed to convert all of their Convertible

Notes into common stock, representing in the aggregate approximately $1.903 billion aggregate principal amount of outstanding Convertible Notes, substantially concurrently with the closing of this offering.
(2)	In addition to the assumptions outlined in footnote 1, also assumes the issuance of 40,000,000 shares of common stock in this offering but does not assume the conversion of the approximately $207 million aggregate principal amount of Convertible Notes held by persons other than the Significant Holders, which would result in the issuance of an additional 8,641,178 shares of common stock, including the shares issued pursuant to the Other Holders letter agreements.
(3)	Reflects the aggregate amount of outstanding shares of common stock that are held of record by Apollo Investment Fund VI, L.P. (“AIF VI LP”), Domus Investment Holdings, LLC (“Domus LLC”), Domus Co-Investment Holdings LLC (“Domus Co-Invest LLC”) and RCIV Holdings (Luxembourg) S.à.r.l. (“RCIV Luxembourg”), assuming the conversion of all of the Convertible Notes held by such persons into shares of common stock. The general partner of AIF VI LP is Apollo Advisors VI, L.P. (“Advisors VI”). The general partner of Advisors VI is Apollo Capital Management VI, LLC (“ACM VI”). The sole member and manager of ACM VI is Apollo Principal Holdings I, L.P. (“Principal I”), and the general partner of Principal I is Apollo Principal Holdings I GP, LLC (“Principal I GP” and together with Advisors VI, ACM VI and Principal I, the “Apollo Advisor Entities”). The sole shareholder of RCIV Luxembourg is RCIV Holdings, L.P. (“RCIV LP”). Apollo Management VI, L.P. (“Management VI”) is the manager of each of AIF VI LP, Domus LLC and RCIV LP, and the managing member of Domus Co-Invest LLC, and as such has voting and investment power over the shares of Realogy Holdings Corp. held of record by AIF VI LP, Domus LLC and Domus Co-Invest LLC, and of any shares of Holdings Corp. held by RCIV Luxembourg upon conversion of the Convertible Notes. The general partner of Management VI is AIF VI Management, LLC (“AIF VI LLC”), and the sole member and manager of AIF VI LLC is Apollo Management, L.P. (“Apollo Management”). The general partner of Apollo Management is Apollo Management GP, LLC (“Management GP”). The sole member and manager of Management GP is Apollo Management Holdings, L.P. (“Management Holdings”). The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP” and together with Management VI, AIF VI LLC, Apollo Management, Management GP and Management Holdings, the “Apollo Management Entities”). Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the managers of Principal I GP. Each of AIF VI LP, Domus LLC, Domus Co-Invest LLC, RCIV Luxembourg, RCIV LP, the Apollo Advisor Entities, the Apollo Management Entities, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the shares of capital stock of Realogy held by Intermediate, and of the shares of common stock of Holdings not held of record by them, except to the extent of any pecuniary interest therein. If all holders of the Convertible Notes converted their Convertible Notes into shares of common stock and all of the shares issuable pursuant to the letter agreements were issued immediately prior to the closing of this offering, Apollo would beneficially own approximately 48.0% of our outstanding shares of common stock following this offering. The address of AIF VI LP, Domus LLC, Domus Co-Invest LLC and each of the Apollo Advisor Entities is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of RCIV Luxembourg is 44, Avenue John F. Kennedy, L-1885, Luxembourg. The address of RCIV LP is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of each of the Apollo Management Entities, and of Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019. See “Certain Relationships and Related Party Transactions.”
(4)	Includes 62,250 shares of common stock issuable upon currently exercisable options. Does not include an additional 237,701 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 2,493 options that have vested but will not become exercisable until the first anniversary of the completion of this offering.
(5)	Includes 15,000 shares of common stock issuable upon currently exercisable options. Does not include an additional 71,634 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 1,542 options that have vested but will not become exercisable until the first anniversary of the completion of this offering.

(6)	Includes 12,000 shares of common stock issuable upon the exercise of currently exercisable options. Does not include an additional 53,174 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 990 options that have vested but will not become exercisable until the first anniversary of the completion of this offering.
(7)	Includes 15,000 shares of common stock issuable upon the exercise of currently exercisable options. Does not include an additional 64,444 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 1,269 options that have vested but will not become exercisable until the first anniversary of the completion of this offering.
(8)	Includes 12,000 shares of common stock issuable upon the exercise of currently exercisable options. Does not include an additional 61,776 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 1,225 options that have vested but will not become exercisable until the first anniversary of the completion of this offering.
(9)	Messrs. Becker, Kleinman and Rashid are each associated with Apollo and certain of its affiliates. Although each of Messrs. Becker, Kleinman and Rashid may be deemed the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(10)	Includes 4,550 shares of common stock issuable upon the exercise of currently exercisable options and 2,100 shares of common stock subject to vesting under a restricted stock agreement. Does not include an additional 12,814 shares of common stock that are issuable upon the exercise of options that remain subject to vesting.
(11)	Includes options to purchase 145,200 shares of common stock issuable upon the exercise of currently exercisable options and 2,100 shares of common stock subject to vesting under a restricted stock agreement. Does not include an additional 629,717 shares of common stock issuable upon the exercise of options that are not yet exercisable, including 9,410 options that have vested or will vest within 60 days of September 10, 2012 but will not become exercisable until the first anniversary of the completion of this offering.
(12)	Paulson & Co. Inc. holds the Convertible Notes and would hold the shares of common stock issuable upon conversion of the Convertible Notes owned by Paulson Credit Opportunities Master Ltd. (“Paulson Credit”). Paulson Credit has indicated that Paulson Management II LLC has sole voting power and investment authority with respect to the Convertible Notes and shares of common stock issuable upon conversion of the Convertible Notes held by Paulson. John Paulson controls Paulson & Co. Inc. and may be deemed the beneficial owner of the Convertible Notes and shares of common stock issuable upon conversion of the Convertible Notes beneficially owned by Paulson Credit but disclaims beneficial ownership of any Convertible Notes or common stock issuable upon conversion of the Convertible Notes. If all holders of the Convertible Notes converted their Convertible Notes into shares of common stock and all of the shares issuable pursuant to the letter agreements were issued immediately prior to the closing of this offering, Paulson would beneficially own approximately 9.8% of our outstanding shares of common stock following this offering. The address for Paulson is 1251 Avenue of the Americas, 50th Floor, New York, New York 10020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuance of the Convertible Notes Upon Consummation of Debt Exchange Offering; Amendment and Restatement of Certificate of Incorporation of Holdings

On January 5, 2011, Realogy, in connection with the consummation of the Debt Exchange Offering, issued $1,144 million aggregate principal amount of Series A Convertible Notes, $291 million aggregate principal amount of Series B Convertible Notes and $675 million aggregate principal amount of Series C Convertible Notes to eligible holders of Existing Notes that elected to receive Convertible Notes in the Debt Exchange Offering. The Convertible Notes were issued pursuant to Section 4(2) of the Securities Act only to holders who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act. Realogy issued approximately $1,338 million and $494 million aggregate principal amount of Convertible Notes to Apollo and Paulson.

In connection with the Debt Exchange Offering, Paulson also entered into a securityholders agreement with Realogy, Holdings and Apollo as further described below.

Letter Agreements with Holders of Convertible Notes

In order to facilitate the successful completion of this offering, we have entered into letter agreements with certain holders of our Convertible Notes, including the Significant Holders, pursuant to which we will issue up to 9,740,754 shares of our common stock in a private placement and, with respect to the Significant Holders, make a cash payment equal to $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted, or approximately $105 million in the aggregate, as consideration for, among other things, such holders agreeing to enter into a lock-up agreement with the underwriters of this offering. The amount of the cash payment to be paid to the Significant Holders is equal to the accrued and unpaid interest that the Significant Holders would have otherwise been entitled to receive with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes. For a more detailed description of the letter agreements see “Prospectus Summary—Letter Agreements with Holders of Convertible Notes.”

To further facilitate the conversions of the Convertible Notes, prior to the completion of this offering and other related transactions, we intend to effect the Statutory Conversions in order to permit our Convertible Notes to be converted into shares of our common stock on a tax-free basis. As a result of the Statutory Conversions, our ability to utilize certain of our NOLs for state tax purposes will be eliminated, the net cash impact of which is expected to be approximately $19 million (net of benefits from payments of additional taxes in these states, which are deductible for federal income tax purposes).

Apollo Securityholders Agreement

Prior to the completion of this offering, we and certain holders of our common stock affiliated with Apollo entered into an amended and restated Securityholders Agreement, originally dated as of April 10, 2007, as amended and restated on January 5, 2011 (as amended and restated, the “Apollo Securityholders Agreement”), which will become effective upon the completion of this offering. The Apollo Securityholders Agreement, among other things, generally sets forth the rights and obligations of Domus Co-Invest LLC, a co-investment entity formed at the time of the Merger for the purpose of owning shares of common stock held beneficially by certain co-investors in Apollo funds, as well as the other members of the Apollo Group. The material terms of the Apollo Securityholders Agreement are described below.

Registration Rights

Demand Rights. The Apollo Securityholders Agreement grants, AIF VI LP, RCIV Luxembourg, RCIV LP, Domus Co-Invest LLC and Domus LLC (collectively, the “Apollo Group” and, not including Domus Co-Invest LLC, the “Sponsor Funds”) unlimited “demand” rights to request that we register all or part of its shares of common stock under the Securities Act.

Blackout Periods. We have the ability to delay the filing of a registration statement in connection with an underwritten demand request for not more than one period of 60 days in any 360-day period, subject to certain conditions.

Piggyback Registration Rights. The Apollo Securityholders Agreement also grants to the holders of shares of our common stock that are parties thereto certain “piggyback” registration rights, which allow such holders the right to include certain securities in a registration statement filed by us, including in connection with the exercise of any “demand” rights by any other securityholder possessing such rights, subject to certain customary exceptions.

Preemptive Rights. The Apollo Securityholders Agreement also provides for limited preemptive rights to Domus Co-Invest LLC in connection with any subscription of equity securities of us or our subsidiaries (or securities convertible into or exchangeable for any such equity securities) by the members of the Apollo Group (other than Domus Co-Invest LLC) or any of their respective affiliates to which any transfers of common stock are made.

Indemnification; Expenses

We have agreed to indemnify Apollo and its officers, directors, employees, managers, members, partners, agents and controlling persons against any losses resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Apollo sells shares of common stock, unless such liability arose from Apollo’s misstatement or omission, and Apollo has agreed to indemnify us against all losses caused by its misstatements or omissions up to the amount of proceeds received by Apollo upon the sale of the securities giving rise to such losses. We will pay all registration expenses incidental to our obligations under the Apollo Securityholders Agreement, including Apollo’s legal fees and expenses, and Apollo will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Apollo Securityholders Agreement.

Designation and Election of Directors

The Apollo Securityholders Agreement provides that for so long as the Apollo Group collectively beneficially owns at least 50% of the voting power of the outstanding common stock, the Apollo Group shall have the right to designate no fewer than that number of directors that would constitute a majority of the number of directors if there were no vacancies on the Board of Directors. So long as the Apollo Group collectively beneficially owns (i) at least 30% but less than 50% of the voting power of the outstanding common stock, the Apollo Group shall have the right to designate four directors, (ii) at least 20% but less than 30% of the voting power of the outstanding common stock, the Apollo Group shall have the right to designate three directors and (iii) at least 10% but less than 20% of the voting power of the outstanding common stock, the Apollo Group shall have the right to designate two directors.

Termination

The Apollo Securityholders Agreement will terminate upon the first to occur of (i) Holdings’ dissolution, liquidation or winding-up and (ii) with respect to each member of the Apollo Group, when such member ceases to own shares of common stock.

Consent and Other Rights

The Apollo Securityholders Agreement provides that as long as the Apollo Group holds at least 25% of the voting power of our outstanding shares of common stock, a majority of the directors designated to the Board of Directors by the Apollo Group must approve certain of our significant business decisions before we are permitted to take action, including each of the following:

•

amending, modifying or repealing any provision of our amended and restated certificate of incorporation or our amended and restated bylaws in a manner that adversely affects the Apollo Group or their affiliates;

•	issuing additional shares of any class of our capital stock (other than any award under any stockholder approved equity compensation plan);

•

consolidating, merging with or into any other entity, transferring all or substantially all of our and our subsidiaries’ assets to another entity or undergoing a “Change of Control” as defined in our senior secured credit facility or the indentures governing our secured and unsecured notes;

•	disposing of any of our or any of our subsidiaries’ assets with a value in excess of $150 million in the aggregate, other than the sale of inventory or products in the ordinary course of business;

•	consummating any acquisition of the stock or assets of any other entity involving consideration in excess of $150 million in the aggregate;

•

incurring any indebtedness by us or by any of our subsidiaries aggregating more than $75 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability) or otherwise approved by the Apollo Group;

•	terminating our Chief Executive Officer or designating a new Chief Executive Officer; and

•	changing the size of the Board of Directors.

The Apollo Securityholders Agreement also:

•

provides that as long as the Apollo Group holds at least 10% of the voting power of our outstanding shares of common stock, the Apollo Group may (i) consult with and advise our senior management, (ii) have access to our books, records, facilities and properties and (iii) send representatives to attend meetings of our Board of Directors;

•	provides for certain rights and obligations of Domus Co-Invest LLC upon any disposition of shares of common stock by the Apollo Group (other than Domus Co-Invest LLC) to any third party;

•	restricts the ability of Domus Co-Invest LLC to transfer its shares of common stock, other than in connection with sales initiated by the Apollo Group (other than Domus Co-Invest LLC); and

•	provides Domus Co-Invest LLC with certain information rights.

Paulson Securityholders Agreement

On November 30, 2010, Realogy, Holdings, Paulson and certain affiliates of Apollo (Domus LLC, RCIV Holdings, RCIV, AIF VI LP and Domus Co-Invest LLC) entered into a securityholders agreement with Paulson (the “Initial Paulson Agreement”) which was subsequently amended and restated effective January 5, 2011, upon consummation of the Debt Exchange Offering. The material terms of the Paulson Securityholders Agreement are described below.

Registration Rights

Demand Rights. Paulson has two “demand” rights that allow Paulson, at any time after 36 months following the consummation of the Debt Exchange Offering, to request that we undertake an underwritten public offering of our common stock under the Securities Act so long as the estimated gross proceeds of any such underwritten public offering would be equal to or greater than $75 million, provided that if the number of Paulson’s shares of common stock originally included in Paulson’s demand request is reduced to less than two-thirds of such shares in the underwritten public offering as a result of underwriter cutbacks, Paulson shall not be deemed to have used one of its demand rights.

Blackout Periods. We have the ability to delay the filing of a registration statement in connection with an underwritten demand request for not more than an aggregate of 90 days (the “Maximum Blackout Period”) in any twelve-month period, subject to certain conditions. To the extent we delay the filing of a registration statement for a period in excess of the Maximum Blackout Period, we have agreed to pay liquidated damages to Paulson based on the principal amount of Convertible Notes exchanged for the shares of common stock requested to be included in such registration by Paulson.

Piggyback Registration Rights. Paulson also has unlimited “piggyback” registration rights that allow Paulson to include its common stock in any public offering of equity securities initiated by us or by any of our other stockholders that have registration rights, subject to certain customary exceptions. Such registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering and may be assigned to third parties if assigned together with a transfer by Paulson of at least $10 million aggregate principal amount of its Convertible Notes or shares of common stock issued upon conversion of such Convertible Notes. Paulson has determined not to exercise its piggyback registration rights in connection with this offering.

Lock-Up

If we register shares of common stock in an underwritten offering and if requested by the lead managing underwriter in such offering, Paulson will not sell publicly any of our capital stock for a period of not more than 90 days (or up to 180 days in the case of this offering), commencing on the effective date of the applicable registration statement (each, a “Lock-Up Period”), subject to certain customary exceptions. Paulson has also agreed to enter into customary lock-up agreements with the underwriter to the extent requested to do so and has entered into a lock-up agreement in connection with this offering. See “Shares Eligible For Future Sale.”

Indemnification; Expenses

We have agreed to indemnify Paulson and its officers, directors, employees, managers, members, partners and agents and controlling persons against any losses resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Paulson sells shares of common stock, unless such liability arose from Paulson’s misstatement or omission, and Paulson has agreed to indemnify us against all losses caused by its misstatements or omissions up to the amount of proceeds received by Paulson upon the sale of the securities giving rise to such losses. We will pay all registration expenses incidental to our obligations under the Paulson Securityholders Agreement, including a specified portion of Paulson’s legal fees and expenses, and Paulson will pay any remaining legal fees and expenses and its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Paulson Securityholders Agreement.

Designation and Election of Directors

Until Paulson ceases to own directly or indirectly, shares of common stock (assuming conversion of all of its then outstanding Convertible Notes) representing at least 5% of the outstanding shares of common stock on a fully-diluted basis, Paulson has the right to either (i) nominate one appointee to the Board of Directors or (ii) designate one non-voting observer to attend all meetings of the Board of Directors.

Consent Rights

The Paulson Securityholders Agreement provides that without the prior written consent of Paulson, (i) we shall not permit any of our direct or indirect subsidiaries to effectuate an initial public offering of common stock, (ii) we shall at all times own 100% of the capital stock of Intermediate and Intermediate shall at all times own, directly or indirectly, 100% of the capital stock of Realogy and (iii) we shall not engage in any business or activity other than owning shares of Intermediate and Intermediate shall not engage in any business or activity other than owning shares of Realogy.

Other Rights

The Paulson Securityholders Agreement also provides certain “tag-along” rights to participate in transfers by certain Apollo entities, preemptive rights with respect to certain offerings by Holdings or Realogy of equity or debt and consent rights with respect to certain transactions by Holdings. All such rights will terminate upon the completion of this offering.

Termination

The Paulson Securityholders Agreement will terminate upon the first to occur of (i) Holdings’ dissolution, liquidation or winding-up; (ii) with respect to Paulson, when Paulson ceases to own shares of common stock (assuming conversion of all of its then outstanding Convertible Notes) representing at least 5% of the outstanding shares of common stock on a fully diluted basis and (iii) with respect to each Apollo Holder, when such Apollo Holder ceases to own shares of common stock or Convertible Notes.

Management Investor Rights Agreement

Prior to this offering, we will amend and restate our existing amended and restated management investor rights agreement, dated January 5, 2011 (the “Management Investor Rights Agreement”). The Management Investor Rights Agreement was entered into by and among us and AIF VI LP, RCIV Luxembourg, RCIV LP, Domus LLC (collectively, the “Apollo Holders”) and certain management holders (collectively, the “Management Holders”). The Management Investor Rights Agreement previously governed certain rights and obligations of the Management Holders and the Apollo Holders with respect to our common stock, including registration rights and repurchase rights. Upon consummation of this offering, only certain no solicitation, noncompetition, confidentiality and proprietary rights provisions will remain in effect and all provisions relating to the Apollo Holders will terminate.

Conversion Shares Agreement

On January 5, 2011, upon consummation of the Debt Exchange Offering, Holdings and Realogy entered into an agreement pursuant to which Holdings agreed to, at Realogy’s option, issue and contribute shares of common stock to Realogy or to holders of the Convertible Notes at Realogy’s direction upon conversion or exchange of the Convertible Notes in accordance with their terms and conditions.

Apollo Management Fee Agreement

In connection with the Merger, Apollo Management VI, L.P. (“Apollo Management”) also entered into a management fee agreement (the “Management Agreement”) with Realogy which provides that Apollo Management and its affiliates will provide certain management consulting services to us through the end of 2016 (subject to possible extension). The Management Agreement provides for the payment to Apollo Management of an annual management fee for this service up to the sum of (1) the greater of $15 million or 2.0% of our annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith, plus (2) any deferred fees (to the extent such fees were within such amount in clause (1) above originally). The 2007 management fee was capped at $10.5 million. The Management Agreement also provides that if Apollo Management elects to terminate the Management Agreement, as consideration for the termination of Apollo Management’s services under the agreement and any additional compensation to be received, we will agree to pay to Apollo Management the net present value of the sum of the remaining payments due to Apollo Management and any payments deferred by Apollo Management. At June 30, 2012, the Company had $38 million accrued for the payment of management fees, $15 million of which was paid in July 2012.

In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo Management is entitled to a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). We agreed to indemnify Apollo Management and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the Management Agreement. Apollo Management waived any fees due to it under the Management Agreement in connection with the Debt Exchange Offering, the Senior Secured Credit Facility Amendment, the Existing First and a Half Lien Notes offering and the 2012 Senior Secured Notes Offering.

In connection with this offering, the Company will enter into an agreement with Apollo Management to terminate the Management Agreement at December 31, 2012. The Company will pay Apollo Management a $40 million fee to terminate the agreement (the “Management Agreement Termination Fee”), $15 million of which will be paid in cash on January 15, 2013 and the remainder in shares of our common stock to be issued on January 15, 2013, at a price per share equal to the average trading price of such common stock over the preceding 30-day period. Upon such payments, we will have no further obligations with respect to the payment of any fees pursuant to the Management Agreement, other than the payment of the $15 million annual management fee that has already accrued and is expected to be paid later in 2012.

Co-Manager Participation in 2012 Senior Secured Notes Offering

On February 2, 2012, Realogy issued and sold $593 million aggregate principal amount of 7.625% senior secured first lien notes due 2020 and $325 million aggregate principal amount of 9.000% senior secured notes due 2020 in the 2012 Senior Secured Notes Offering. Apollo Global Securities, LLC (“AGS”), an affiliate of Apollo, acted as a co-manager in this offering. AGS is a registered limited purpose broker-dealer formed in April 2011 and a member of FINRA. In the offering, AGS received a customary initial purchaser’s discount of 1.5%, which represented AGS’s portion of the discounts and related commissions payable to the initial purchasers. See “Underwriting (Conflicts of Interest)—Other Relationships.”

AGS is also an underwriter in this offering and is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Related Transactions with Apollo Portfolio Companies

On June 30, 2008, Affinion Group, Inc., a company controlled by Apollo, entered into an Assignment and Assumption Agreement (the “AAA”) with Avis Budget Group, Wyndham Worldwide and Realogy. Prior to this transaction, Avis Budget Group, Wyndham Worldwide and we had provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on spending by the credit card holders. One-half of the loyalty program was deemed a contingent asset and contingent liability under the terms of the Separation Agreement, with Realogy being responsible for 62.5% of such half or 31.25% of the assets and liabilities under the entire program. Under the AAA, Affinion Group, Inc. assumed all of the liabilities and obligations of Avis Budget Group, Wyndham Worldwide and Realogy relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, as consideration for Affinion Group, Inc.’s assignment and assumption of Realogy’s proportionate share (31.25%) of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date, Realogy agreed to pay approximately $8 million in the aggregate, of which $2,343,750 was paid on July 1, 2008, $2,109,375 was paid on July 1, 2009, $2,031,250 was paid on June 30, 2010 and the remaining balance of $1,484,375 was paid on July 1, 2011.

We have entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. During 2011, we recognized revenue related to these transactions of approximately $2 million in the aggregate.

Policies and Procedures for Review of Related Party Transactions

Pursuant to its written charter, the Audit Committee must review and approve all material related party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. In determining whether to approve a related party transaction, the Audit Committee will consider a number of factors including whether the related party transaction is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties. The Audit Committee also has a written policy with respect to the approval of related party transactions. Under that policy, the Audit Committee delegated to the General Counsel or Chief Financial Officer the authority to approve certain related party transactions that do not require disclosure under Item 404 of Regulation S-K as well as related party transactions with portfolio companies of Apollo and other principal stockholders, provided the consideration to be paid or received by the portfolio company does not exceed $2.5 million and the transaction is in the ordinary course of business.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

General

On April 10, 2007, Realogy entered into the senior secured credit facility consisting of (i) a $3,170 million term loan facility, (ii) a $750 million revolving credit facility, (iii) a $525 million synthetic letter of credit facility and (iv) a $650 million incremental (or accordion) loan facility, which was utilized in connection with the incurrence of Second Lien Loans, with JPMorgan Chase Bank, N.A., as administrative agent, Credit Suisse, as syndication agent, Bear Stearns Corporate Lending Inc., Citicorp North America, Inc. and Barclays Bank PLC, as co-documentation agents, and other lenders. The key terms of the senior secured credit facility are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreement and security agreements.

The senior secured credit facility initially provided for a six-and-a-half year, $3,170 million term loan facility (consisting of a $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility). Realogy used the $1,950 initial term loan facility to finance a portion of the Merger, including, without limitation, the payment of fees and expenses contemplated thereby. Realogy used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of Realogy’s previously outstanding senior notes, including, without limitation, payment of fees and expenses contemplated thereby.

The senior secured credit facility initially provided for a six-year, $750 million revolving credit facility, which included:

•	a $200 million letter of credit subfacility; and

•	a $50 million swingline loan subfacility.

We use the revolving credit facility for, among other things, working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments. We had $109 million of borrowings under the revolving credit facility outstanding as of June 30, 2012.

The senior secured credit facility initially provided for a six-and-a-half-year $525 million synthetic letter of credit facility which is used for: (1) the support of the obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (2) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity was $186 million at June 30, 2012, of which $43 million will expire in October 2013 and $143 million will expire in October 2016. As of June 30, 2012, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.

The senior secured credit facility initially permitted us to obtain up to $650 million of additional credit facilities from lenders reasonably satisfactory to the collateral agent and us, without the consent of the existing lenders under the senior secured credit facility. In late 2009, we incurred $650 million of Second Lien Loans, including $135 million of Second Lien Loans on a delayed draw basis. The Second Lien Loans are secured by liens on Realogy’s assets and the assets of Intermediate and certain guarantor subsidiaries but such liens are junior in priority to the liens securing the senior secured credit facility, the First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans bear interest at a rate of 13.50% per year and interest payments are payable semi-annually with the first interest payment made on April 15, 2010. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments. Subject to certain limitations set forth in our senior secured credit facility, we may prepay the Second Lien Loans prior to October 15, 2012 at par plus a make-whole payment with respect to all interest that would accrue to October 15, 2012 in respect of the principal amount of Second Lien Loans to be prepaid, and thereafter, until October 15, 2013, we may prepay the Second Lien Loans at par plus a prepayment fee in an amount equal to 10.125% of the principal amount of Second Lien

Loans to be prepaid. There are no prepayment fees payable in connection with prepayments of the Second Lien Loans following October 15, 2013. We intend to use a portion of the net proceeds from this offering to prepay promptly following the closing of this offering all of the outstanding Second Lien Loans in accordance with the terms of our senior secured credit facility. See “Use of Proceeds.”

Amendment to Senior Secured Credit Facility

Effective February 3, 2011, we entered into the Senior Secured Credit Facility Amendment and an incremental assumption agreement, which: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016; and (iv) allowed for the issuance of First and a Half Lien Notes, which would not be counted as senior secured debt for purposes of determining the our compliance with the senior secured leverage covenant under the senior secured credit facility.

The Senior Secured Credit Facility Amendment also allows for one or more future issuances of additional senior secured notes or unsecured notes or loans to prepay Realogy’s first lien term loans or Realogy’s Second Lien Loans, subject to certain conditions set forth therein. The Senior Secured Credit Facility Amendment also permits the incurrence of additional incremental term loans that are secured on a junior basis to the Second Lien Loans in an aggregate amount not to exceed $350 million. The extended term loans do not require any scheduled amortization of principal.

In connection with the 2012 Senior Secured Notes Offering, the non-extended portions of our term loan facility and our revolving credit facility were repaid and terminated.

Scheduled Amortization Payments and Mandatory Prepayments

The synthetic letter of credit facility provides for quarterly amortization payments of 1% of the original principal amount of the synthetic letter of credit facility, with the balance payable upon the final maturity date. There are no scheduled amortization payments for our extended term loans.

Mandatory prepayment obligations under our term loan facility include:

•

100% of the net cash proceeds of asset sales and dispositions in excess of certain specified amounts, subject to certain exceptions and customary reinvestment provisions; provided that, if the senior secured leverage ratio (see “—Covenants” below) (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) is less than or equal to 2.5 to 1.0, we may retain up to $200 million of asset sale proceeds;

•

if our senior secured leverage ratio (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) (see “—Covenants” below) exceeds 3.25 to 1.0, 50% of our excess cash flow (reducing to 25% if our senior secured leverage ratio is greater than 2.5 to 1.0 but less than or equal to 3.25 to 1.0 and to 0% if our senior secured leverage ratio is less than or equal to 2.5 to 1.0); and

•

if our senior secured leverage ratio (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) (see “—Covenants” below) exceeds 2.5 to 1.0, 100% of the net cash proceeds received from issuances of debt, subject to certain exclusions including certain debt permitted to be incurred under the senior secured credit facility.

Voluntary Prepayments and Reduction and Termination of Commitments

We are able to prepay loans and permanently reduce the loan commitments under the senior secured credit facility at any time without premium or penalty, subject to the payment of customary LIBOR breakage costs, if any. The revolving loan commitment may not be reduced to less than the outstanding balance of loans and letter of credit obligations under such commitment on the date of such reduction. In addition, we may terminate the senior secured credit facility without paying a premium or penalty upon prior written notice and, in some cases, we may revoke such notice. Upon termination, we are required to repay all obligations outstanding under the senior secured credit facility and to satisfy all outstanding letter of credit obligations.

Interest, Applicable Margins and Fees

The interest rates with respect to extended term loans are based on, at our option, (a) adjusted LIBOR plus 4.25% or (b) ABR plus 3.25%. The interest rates with respect to borrowings under our extended revolving credit facility are based on, at our option, adjusted LIBOR plus 3.25% or ABR plus 2.25%.

Following and during the continuance of an event of default, overdue amounts owing under our senior secured credit facility will bear interest at a rate per annum equal to the rate otherwise applicable thereto (or the rate applicable to ABR loans, in the case of any other amounts other than principal) plus an additional 2.0%.

We have the option of requesting that loans be made as LIBOR loans, converting any part of outstanding base rate loans (other than swingline loans) to LIBOR loans and converting any outstanding LIBOR loan to a base rate loan, subject to the payment of LIBOR breakage costs. With respect to LIBOR loans, interest is payable in arrears at the end of each applicable interest period, but in any event at least every three months. With respect to base rate loans, interest is payable on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year (or 365 or 366 days, as the case may be, in the case of loans based on the agent’s prime or rate) and actual days elapsed.

The revolving credit facility requires us to pay the respective participating lenders a quarterly commitment fee initially equal to 0.50% per annum of the average daily amount of undrawn commitments under such facility during the preceding quarter, subject to adjustment based upon attainment of certain leverage ratios.

The letter of credit subfacility and the synthetic letter of credit facility require us to pay the respective issuing banks a fronting fee (payable quarterly) for each outstanding letter of credit equal to 0.125% per annum of the daily stated amount of such letter of credit.

The letter of credit subfacility requires us to pay lenders under the revolving credit facility a letter of credit fee (payable quarterly) on the aggregate daily face amount of the outstanding letters of credit under the revolving credit facility equal to the applicable LIBOR margin for revolving credit loans stated above.

The synthetic letter of credit facility requires us to pay lenders under the synthetic letter of credit facility (i) a participation fee (payable quarterly) on the average daily amount of credit-linked deposits supporting the synthetic letters of credit equal to the applicable LIBOR margin for term loans stated above and (ii) an additional fee (payable quarterly) of 0.125% per annum (or as otherwise agreed with the issuing lender) on the average daily amount of such credit-linked deposits. The participation fee with respect to credit-linked deposits supporting the extended commitments under the synthetic letter of credit facility is equal to 4.25% per annum.

Guarantees and Collateral

Realogy’s obligations under the senior secured credit facility and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof are guaranteed by Intermediate and by each of Realogy’s existing and subsequently acquired or organized domestic subsidiaries and certain special purpose securitization subsidiaries, subject to certain exceptions.

The senior secured credit facility is secured to the extent legally permissible by substantially all of the assets of (i) Intermediate which consists of a perfected first-priority pledge of all of our capital stock and (ii) Realogy and the subsidiary guarantors, including, but not limited to: (a) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary and certain holding companies that hold the stock of first-tier foreign subsidiaries, is limited to 65% of the voting stock of such entity) and (b) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.

Covenants

The senior secured credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facility include, among other things, limitations (none of which are absolute) on Realogy’s and its material subsidiaries’ ability to:

•	declare dividends and make other distributions, including to the Company;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of their indebtedness;

•	make loans or investments (including acquisitions);

•	incur additional indebtedness;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify the terms of certain debt;

•	restrict dividends from their subsidiaries;

•	change our business or the business of their subsidiaries;

•	merge or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with affiliates, which would include certain transactions with the Company.

In addition, the senior secured credit facility requires Realogy and its material subsidiaries to maintain a maximum senior secured leverage ratio with respect to Realogy and its subsidiaries, effective as of the last day of each quarter. Specifically, the first-lien secured debt of Realogy and its subsidiaries (net of unrestricted cash and permitted investments) to trailing four quarter EBITDA of Realogy and its subsidiaries (as such term is defined in the senior secured credit facility), calculated on a “pro forma” basis pursuant to the senior secured credit facility, may not exceed 4.75 to 1.0. The calculation of the senior secured leverage ratio covenant does not include the First and a Half Lien Notes, which are effectively junior to the first lien obligations under the senior secured credit facility to the extent of the value of the assets securing such debt, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations or the Unsecured Notes. For the twelve months ended June 30, 2012, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.08 to 1.0.

Events of Default

Events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing the senior secured credit facility) and cross-events of default on material indebtedness, including any events of default under the indentures governing the First Lien Notes, the First and a Half Lien Notes and the Unsecured Notes.

First Lien Notes and New First and a Half Lien Notes

On February 2, 2012, Realogy issued $593 million aggregate principal amount of First Lien Notes and $325 million aggregate principal amount of New First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act.

The First Lien Notes and New First and a Half Lien Notes are secured senior obligations of Realogy and will mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum, and the New First and a Half Lien Notes bear interest at a rate of 9.00% per annum. Interest on each of the First Lien Notes and New First and a Half Lien Notes is payable semi-annually to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year. The first interest payment date was July 15, 2012.

The First Lien Notes and New First and a Half Lien Notes are jointly and severally guaranteed on a senior secured basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility and Realogy’s other outstanding notes or that guarantees certain other indebtedness in the future, subject to certain exceptions and by Intermediate on a senior secured basis, and by Holdings on an unsecured senior subordinated basis.

The First Lien Notes, the New First and a Half Lien Notes and guarantees thereof (other than the guarantees by Holdings) have the benefit of liens on substantially all of Realogy’s, Intermediate’s and the subsidiary guarantors’ tangible and intangible assets that secure Realogy’s outstanding senior secured indebtedness, subject to permitted liens and certain excluded assets. The First Lien Notes, the New First and a Half Lien Notes and guarantees thereof are not secured by the assets of non-guarantor subsidiaries. The priority of the collateral liens securing the First Lien Notes is equal to all senior priority liens, including those securing Realogy’s first lien obligations under the senior secured credit facility. The priority of the collateral liens securing the New First and a Half Lien Notes is effectively junior to all senior priority liens including those securing Realogy’s first lien obligations under its senior secured credit facility and the First Lien Notes, equal to the liens securing the Existing First and a Half Lien Notes and senior to all junior priority liens including those securing Realogy’s second lien obligations under the senior secured credit facility.

On or after January 15, 2016, Realogy may redeem each of the First Lien Notes and New First and a Half Lien Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on January 15 of the years set forth in the applicable table below:

First Lien Notes

Period	Redemption Price
2016	103.813%
2017	101.906%
2018 and thereafter	100.000%

New First and a Half Lien Notes

Period	Redemption Price
2016	104.500%
2017	102.250%
2018 and thereafter	100.000%

In addition, prior to January 15, 2016, Realogy may redeem each of the First Lien Notes and the New First and a Half Lien Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to

100% of the principal amount of such First Lien Notes and the New First and a Half Lien Notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to January 15, 2015, Realogy may redeem in the aggregate up to 35% of the original aggregate principal amount of the First Lien Notes (calculated after giving effect to any issuance of additional First Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 107.625%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the First Lien Notes (calculated after giving effect to any issuance of additional First Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of First Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the First Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.

Notwithstanding the foregoing, at any time and from time to time on or prior to January 15, 2015, Realogy may redeem, in the aggregate up to 35% of the original aggregate principal amount of the New First and a Half Lien Notes (calculated after giving effect to any issuance of additional New First and a Half Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 109.000%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the New First and a Half Lien Notes (calculated after giving effect to any issuance of additional New First and a Half Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of New First and a Half Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture governing the New First and a Half Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.

Covenants

The indentures governing the First Lien Notes and the New First and a Half Lien Notes contain various covenants that limit Realogy’s and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;

•	pay dividends or make distributions, including to the Company;

•	repurchase or redeem capital stock;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates, which would include certain transactions with the Company;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s restricted subsidiaries assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the First Lien Notes and the New First and a Half Lien Notes.

In addition, the indentures governing the First Lien Notes and the New First and a Half Lien Notes contain covenants that limit the activities of Intermediate, including its ability to merge or consolidate with other companies or transfer all or substantially all of its assets.

These covenants are subject to a number of important exceptions and qualifications. In addition, for so long as either of the First Lien Notes and the New First and a Half Lien Notes have an investment grade rating from both Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Moody’s Investors Service, Inc. and no default has occurred and is continuing under the applicable indenture, Realogy will not be subject to certain of the covenants listed above with respect to the First Lien Notes and the New First and a Half Lien Notes.

Events of Default

The indentures governing the First Lien Notes and the New First and a Half Lien Notes also provide for events of default which include, without limitation, nonpayment, failure to comply with certain specified covenants, insolvency, bankruptcy, certain judgments, as well as the nonpayment or cross-acceleration of material indebtedness in certain circumstances. An event of default under the indentures would permit or require the principal of and accrued interest on the First Lien Notes and the New First and a Half Lien Notes to become or to be declared due and payable.

Change of Control

Upon the occurrence of a change of control, as defined in the indentures governing the First Lien Notes and the New First and a Half Lien Notes, Realogy must offer to repurchase each of the First Lien Notes and the New First and a Half Lien Notes at 101% of the applicable principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date. A change of control under the indentures governing the First Lien Notes and the New First and a Half Lien Notes will not be triggered by this offering and related transactions.

Existing First and a Half Lien Notes

On February 3, 2011, Realogy issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act.

The Existing First and a Half Lien Notes are senior secured obligations of Realogy and will mature on February 15, 2019. The Existing First and a Half Lien Notes bear interest at a rate of 7.875% per annum, payable semi-annually to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment dates of February 15 and August 15 of each year.

The Existing First and a Half Lien Notes are jointly and severally guaranteed on a senior secured basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility and Realogy’s other outstanding notes or that guarantees certain other indebtedness in the future, subject to certain exceptions and by Intermediate on a senior secured basis, and by Holdings on an unsecured senior subordinated basis.

The Existing First and a Half Lien Notes and guarantees thereof (other than the guarantee by Holdings) have the benefit of a lien on substantially all Realogy’s, Intermediate’s and the subsidiary guarantors’ tangible and intangible assets that secure Realogy’s first lien obligations under its senior secured credit facility, subject to permitted liens and certain excluded assets, and that secure Realogy’s obligations under the First Lien Notes. The priority of the collateral liens securing the Existing First and a Half Lien Notes is effectively junior to all senior priority liens including those securing Realogy’s first lien obligations under the senior secured credit facility and the First Lien Notes, equal to all other of Realogy’s obligations secured by a lien of equal priority to the New First and a Half Lien Notes and senior to all junior priority liens including those securing the Second Lien Loans.

On or after February 15, 2015, Realogy may redeem the Existing First and a Half Lien Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth in the applicable table below:

Existing First and a Half Lien Notes

Period	Redemption Price
2015	103.938%
2016	101.969%
2017 and thereafter	100.000%

In addition, prior to February 15, 2015, Realogy may redeem the Existing First and a Half Lien Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Existing First and a Half Lien Notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to February 15, 2014, Realogy may redeem in the aggregate up to 35% of the original aggregate principal amount of the Existing First and a Half Lien Notes (calculated after giving effect to any issuance of additional First and a Half Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 107.875%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the Existing First and a Half Lien Notes (calculated after giving effect to any issuance of additional First and a Half Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of Existing First and a Half Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the Existing First and a Half Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.

Covenants

The indenture governing the Existing First and a Half Lien Notes contains various covenants that limit Realogy’s and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;

•	pay dividends or make distributions, including to the Company;

•	repurchase or redeem capital stock;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates, which would include certain transactions with the Company;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the Existing First and a Half Lien Notes.

In addition, the indenture governing the Existing First and a Half Lien Notes contains covenants that limit the activities of Intermediate, including its ability to merge or consolidate with other companies or transfer all or substantially all of its assets.

These covenants are subject to a number of important exceptions and qualifications. In addition, for so long as the Existing First and a Half Lien Notes have an investment grade rating from both Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Moody’s Investors Service, Inc. and no default has occurred and is continuing under the indenture governing the Existing First and a Half Lien Notes, Realogy will not be subject to certain of the covenants listed above.

Events of Default

The indenture governing the Existing First Lien Notes also provides for events of default which include, without limitation, nonpayment, failure to comply with certain specified covenants, insolvency, bankruptcy, certain judgments, as well as the nonpayment or cross-acceleration of material indebtedness in certain circumstances. An event of default under the indenture would permit or require the principal of and accrued interest on the Existing First and a Half Lien Notes to become or to be declared due and payable.

Change of Control

Upon the occurrence of a change of control, as defined in the indenture governing the Existing First and a Half Lien Notes, Realogy must offer to repurchase each of the Existing First and a Half Lien Notes at 101% of the applicable principal amount, plus accrued and unpaid interest, if any, to the repurchase date. A change of control under the indenture governing the Existing First and a Half Lien Notes will not be triggered by this offering and related transactions.

Other Bank Indebtedness

Realogy has separate revolving U.S. credit facilities under which it could borrow up to $100 million at June 30, 2012 and $125 million at December 31, 2011 and a separate U.K. credit facility under which it could borrow up to £5 million (approximately $8 million) at June 30, 2012 and December 31, 2011. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under Realogy’s synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal. As of June 30, 2012, Realogy had outstanding borrowings of $105 million under these credit facilities. Realogy has $50 million due in January 2013, $50 million due in July 2013, and $5 million due in August 2013. For the six months ended June 30, 2012 and June 30, 2011, the weighted average interest rate under the U.S. credit facilities was 2.9% with interest payable either monthly or quarterly.

Unsecured Notes

Existing Notes

On April 10, 2007, Realogy issued $1,700 million aggregate principal amount of 10.50% Senior Notes, $550 million aggregate principal amount of Senior Toggle Notes and $875 million aggregate principal amount of 12.375% Senior Subordinated Notes in an offering exempt from the registration requirements of the Securities Act.

On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the Convertible Notes. On the settlement date of the Debt Exchange Offering, Realogy issued:

•

$492 million aggregate principal amount of 11.50% Senior Notes and $1,144 million aggregate principal amount of Series A Convertible Notes in exchange for $1,636 million aggregate principal amount of outstanding 10.50% Senior Notes;

•

$130 million aggregate principal amount of 12.00% Senior Notes and $291 million aggregate principal amount of Series B Convertible Notes in exchange for $421 million aggregate principal amount of outstanding Senior Toggle Notes; and

•

$10 million aggregate principal amount of 13.375% Senior Subordinated Notes and $675 million aggregate principal amount of Series C Convertible Notes in exchange for $685 million aggregate principal amount of outstanding 12.375% Senior Subordinated Notes.

Following the completion of the Debt Exchange Offering, there were $64 million aggregate principal amount of 10.50% Senior Notes outstanding, $49 million aggregate principal amount of Senior Toggle Notes outstanding and $190 million aggregate principal amount of 12.375% Senior Subordinated Notes outstanding.

The 10.50% Senior Notes that remain outstanding are unsecured senior obligations of Realogy and will mature on April 15, 2014. Each 10.50% Senior Note bears interest at a rate per annum of 10.50% payable semi-annually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year.

The Senior Toggle Notes that remain outstanding are unsecured senior obligations of Realogy and will mature on April 15, 2014. Interest on the Senior Toggle Notes is payable semi-annually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.

For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (1) entirely in cash (“Cash Interest”), (2) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.

Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as AHYDO within the meaning of Section 163(i)(1) of the Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note outstanding on April 15, 2012 for the periods that Realogy elected to pay PIK Interest. As a result, on April 16, 2012, Realogy redeemed $11 million principal amount of the outstanding Senior Toggle Notes at par.

The 12.375% Senior Subordinated Notes that remain outstanding are unsecured senior subordinated obligations of Realogy and will mature on April 15, 2015. Each 12.375% Senior Subordinated Note bears interest at a rate per annum of 12.375% payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.

The 12.375% Senior Subordinated Notes contain various covenants that limit Realogy’s and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the 12.375% Senior Subordinated Notes;

•	pay dividends or make distributions, including to the Company;

•	repurchase or redeem capital stock;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates, which would include certain transactions with the Company;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is junior in right of payment to the 12.375% Senior Subordinated Notes.

Upon consummation of the Debt Exchange Offering, substantially all of the restrictive covenants and certain default provisions in the indentures relating to the Existing Senior Notes were eliminated.

The Existing Senior Notes are guaranteed on an unsecured senior basis, and the 12.375% Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Existing Senior Notes are guaranteed on an unsecured senior subordinated basis by Holdings and the 12.375% Senior Subordinated Notes are guaranteed on an unsecured junior subordinated basis by Holdings.

Realogy may redeem the Existing Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address (or electronically transmitted), at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth in the applicable table below:

10.50% Senior Notes

Period	Redemption Price
2012	102.625%
2013 and thereafter	100.000%

Senior Toggle Notes

Period	Redemption Price
2012	102.750%
2013 and thereafter	100.000%

12.375% Senior Subordinated Notes

Period	Redemption Price
2012	104.125%
2013 and thereafter	100.000%

Change of Control

Upon the occurrence of a change of control, as defined in the indenture governing the terms of the 12.375% Senior Subordinated Notes, each holder of the 12.375% Senior Subordinated Notes has the right to require us to repurchase some or all of such holder’s 12.375% Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control under the indentures governing the Existing Notes will not be triggered by this offering and related transactions.

Events of Default

The indentures governing the Existing Notes also provide for events of default which include, without limitation, nonpayment, insolvency, bankruptcy, and, with respect to the 12.375% Senior Subordinated Notes, certain judgments and failure to comply with certain specified covenants, as well as the nonpayment or cross-acceleration of material indebtedness in certain circumstances. An event of default under the indentures would permit or require the principal of and accrued interest on the Existing Notes to become or to be declared due and payable.

We intend to use a portion of the net proceeds from this offering to repurchase or redeem all of the outstanding 10.50% Senior Notes and the Senior Toggle Notes. See “Use of Proceeds.”

Extended Maturity Notes

On January 5, 2011, in connection with the consummation of the Debt Exchange Offering, Realogy issued $492 million aggregate principal amount of 11.50% Senior Notes, $130 million aggregate principal amount of 12.00% Senior Notes and $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.

The 11.50% Senior Notes are unsecured senior obligations of Realogy and will mature on April 15, 2017. The 11.50% Senior Notes bear interest at a rate of 11.50% per annum, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.

The 12.00% Senior Notes are unsecured senior obligations of Realogy and will mature on April 15, 2017. The 12.00% Senior Notes bear interest at a rate of 12.00% per annum, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.

The 13.375% Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and will mature on April 15, 2018. The 13.375% Senior Subordinated Notes bear interest at a rate of 13.375% per annum, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year, commencing April 15, 2011.

The indentures governing the terms of the Extended Maturity Notes contain various covenants that limit Realogy’s and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the senior subordinated notes;

•	pay dividends or make distributions, including to the Company;

•	repurchase or redeem capital stock;

•

prepay, for a period of one year from the date of issuance of the Extended Maturity Notes, the Existing Senior Notes, and for a period of two years from the date of issuance of the Extended Maturity Notes, the 12.375% Senior Subordinated Notes;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of Realogy’s subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates, which would include certain transactions with the Company;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy’s assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the Extended Maturity Notes.

The 11.50% Senior Notes and the 12.00% Senior Notes are guaranteed on an unsecured senior basis, and the 13.375% Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The 11.50% Senior Notes and the 12.00% Senior Notes are guaranteed on an unsecured senior subordinated basis by Holdings and the 13.375% Senior Subordinated Notes are guaranteed on an unsecured junior subordinated basis by Holdings.

On or after April 15, 2013, Realogy may redeem the Extended Maturity Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on April 15 of the years set forth in the applicable table below:

11.50% Senior Notes

Period	Redemption Price
2013	105.750%
2014	102.875%
2015 and thereafter	100.000%

12.00% Senior Notes

Period	Redemption Price
2013	106.000%
2014	103.000%
2015 and thereafter	100.000%

13.375% Senior Subordinated Notes

Period	Redemption Price
2013	106.688%
2014	104.458%
2015 and thereafter	100.000%

In addition, prior to April 15, 2013, Realogy may redeem such Extended Maturity Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of such Extended Maturity Notes redeemed plus a “make-whole” premium as of, and accrued and unpaid interest to the applicable redemption date.

At any time and from time to time on or prior to April 15, 2013, Realogy may redeem in the aggregate up to 100% of the original aggregate principal amount of the 11.50% Senior Notes (calculated after giving effect to any issuance of additional 11.50% Senior Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 111.500%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of 11.50% Senior Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the 11.50% Senior Notes.

At any time and from time to time on or prior to April 15, 2013, Realogy may redeem in the aggregate up to 100% of the original aggregate principal amount of the 12.00% Senior Notes (calculated after giving effect to any issuance of additional 12.00% Senior Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 112.000%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of 12.00% Senior Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the 12.00% Senior Notes.

At any time and from time to time on or prior to April 15, 2013, Realogy may redeem in the aggregate up to 100% of the original aggregate principal amount of the 13.375% Senior Subordinated Notes (calculated after giving effect to any issuance of additional 13.375% Senior Subordinated Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than disqualified stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 113.375%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days’ notice mailed (or electronically transmitted) to each holder of 13.375% Senior Subordinated Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the 13.375% Senior Subordinated Notes.

Notice of any redemption of the Extended Maturity Notes upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.

Change of Control

Upon the occurrence of a change of control, as defined in each of the indentures governing the terms of the Extended Maturity Notes, each holder of the Extended Maturity Notes has the right to require us to repurchase some or all of such holder’s Extended Maturity Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control under the indentures governing the Extended Maturity Notes will not be triggered by this offering and related transactions.

Events of Default

The indentures governing the Extended Maturity Notes also provide for events of default which include, without limitation, nonpayment, failure to comply with certain specified covenants, insolvency, bankruptcy, certain judgments, as well as the nonpayment or cross-acceleration of material indebtedness in certain circumstances. An event of default under the indentures would permit or require the principal of and accrued interest on the Extended Maturity Notes to become or to be declared due and payable.

Convertible Notes

The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually to the holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year. The Convertible Notes are convertible into common stock at any time prior to April 15, 2018. The Significant Holders have agreed to convert all of the Convertible Notes held by them into 73,006,178 shares of common stock concurrently with the closing of this offering. As of September 4, 2012, the Significant Holders held in the aggregate approximately $1.903 billion aggregate principal amount of Convertible Notes, which, once converted, will result in the issuance of an additional 82,131,954 shares of common stock promptly following the closing of this offering, including the additional shares issued pursuant to the Significant Holders letter agreements. To the extent that any Convertible Notes not owned by the Significant Holders are converted into common stock, the portion of the net proceeds of this offering that would have been used to pay the redemption price for such Convertible Notes will instead be applied to the repayment of our other indebtedness. See “Use of Proceeds” and footnote 8 of the Notes to Unaudited Pro Forma Financial Information under the heading “Unaudited Pro Forma Financial Information.” On the closing date of this offering, pursuant to the terms of the indenture governing the Convertible Notes, we intend to issue a redemption notice to redeem on the 31st day following the date of such notice any remaining Convertible Notes which have not been surrendered to us for conversion prior to such date at the redemption price specified in the indenture governing the Convertible Notes equal to 90% of the principal amount thereof, plus accrued and unpaid interest.

Securitization Obligations

We have secured obligations through Apple Ridge Funding LLC, a securitization program with a borrowing capacity of $400 million and expiration date of December 2013.

In 2010, we through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2013. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in our senior secured credit facility and the indentures governing the Unsecured Notes.

The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of our relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay our general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of our senior secured leverage ratio under our senior secured credit facility if uncured, and cross-defaults to our credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.

Certain of the funds that we receive from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $393 million and $366 million of underlying relocation receivables and other related relocation assets at June 30, 2012 and December 31, 2011, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of our securitization obligations are classified as current in the accompanying Consolidated Balance Sheets.

Interest incurred in connection with borrowings under these facilities amounted to $4 million and $3 million for the six months ended June 30, 2012 and 2011, respectively, and $6 million and $7 million for the year ended December 31, 2011 and 2010, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund our relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 3.5% and 1.9% for the six months ended June 30, 2012 and 2011, respectively and 2.1% and 2.4% for the years ended December 31, 2011 and 2010, respectively.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as each will be in effect as of the completion of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, or “DGCL.”

General

Pursuant to our amended and restated certificate of incorporation, our capital stock will consist of 450,000,000 authorized shares, of which 400,000,000 shares, par value $0.01 per share, will be designated as “common stock,” and 50,000,000 shares, par value $0.01 per share, will be designated as “preferred stock.” There will be no shares of preferred stock outstanding immediately following this offering. Upon the effectiveness of our amended and restated certificate of incorporation following the closing of this offering, we will only have one class of common stock.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series, which number may be increased or decreased from time to time by the Board Directors. All shares of any one series of preferred stock will be identical.

Composition of Board of Directors; Election and Removal of Directors; Number of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our Board of Directors will be determined from time to time by our Board of Directors, and only a majority of the Board of Directors may fix the number of directors; provided that in no event shall the total number of directors be less than three nor more than fifteen. Assuming Apollo continues to control at least 50% of our common stock, we intend to avail ourselves of the “controlled company” exception under the NYSE rules, which exempt us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating/corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members.

Upon the closing of this offering, it is anticipated that we will have five directors. One additional director is expected to join the board immediately following the completion of this offering and one additional director will join our Board of Directors within 90 days of our listing on the NYSE. Our amended and restated bylaws will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected at the annual meeting of stockholders, with such elections decided by plurality vote, each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Each director is to hold office until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum. Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. At any meeting of our Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes. See “Management—Committees of the Board of Directors.”

Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the majority of the Board of Directors or the chairman of the Board of Directors, and only proposals included in the company’s notice may be considered at such special meetings.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation, amended and restated bylaws and the Apollo Securityholders Agreement may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “—Preferred Stock.”

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and the number of directors on our Board of Directors may be fixed only by the majority of our Board of Directors, as described above in “Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

At any time at least 25% of the voting power of all the shares of the Company is owned by affiliates of Apollo and Apollo casts its votes associated with such shares in favor of the proposed action, our stockholders will be able to remove directors only by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors. At any other time, our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of 75% of the voting power entitled to vote for the election of directors. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors, although less than a quorum.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not specifically provided that cumulative voting was not available.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated bylaws will not permit stockholder action without a meeting by consent if less than a majority of the voting power of all the shares of the Company is owned by affiliates of Apollo. Our amended and restated bylaws will also provide that special meetings of the stockholders may be called only by a majority of the Board of Directors or the chairman of the Board of Directors, and only proposals included in the company’s notice may be considered at such special meetings.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely will have to be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to such meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws will also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Apollo Approval Rights.

Until such time as Apollo no longer beneficially owns at least 25% of the voting power of our outstanding common stock, the approval of a majority of the directors designated to the Board of Directors by Apollo will be required for, among other things, a consolidation or merger with or into any other entity, a transfer of all or substantially of our assets to another entity or another transaction that would trigger a “Change of Control” as defined in our senior secured credit facility or the indentures governing our secured and unsecured notes. See “Certain Relationships and Related Party Transactions—Apollo Securityholders Agreement.”

All the foregoing proposed provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Apollo Securityholders Agreement could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Anti-Takeover Law

Section 203 of the DGCL provides that, subject to exception specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have elected to be exempt from the restrictions imposed under Section 203.

Corporate Opportunity

Under Holdings’ amended and restated certificate of incorporation, to the extent permitted by law:

•

any director or officer of Holdings who is also an officer, director, employee, managing director or other affiliate of Apollo (each a “Covered Apollo Person”) has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as Holdings, do business with any of Holdings’ clients, customers, vendors or lessors, or make investments in the kind of property in which Holdings’ may make investments;

•

if a Covered Apollo Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to Holdings;

•	Holdings has renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•

in the event that any of Holdings’ directors and officers who is also a director, officer, partner or employee of any Covered Apollo Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as Holdings’ director or officer and such person acted in good faith, then such person will be deemed to have fully satisfied such person’s fiduciary duty and will not liable to us if any of the Apollo Covered Person pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to Holdings.

Amendment of Our Certificate of Incorporation

Our amended and restated certificate of incorporation will provide that at any time Apollo controls at least 25% of the voting power of the outstanding shares of common stock, it may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, so long as Apollo votes in favor of such amendment. At any other time, our amended and restated certificate of incorporation can be amended by the affirmative vote of 75% of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors. Apollo’s prior written consent is required for any amendment, modification or repeal of the provisions discussed above under “—Corporate Opportunity” regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo.

Amendment of Our Bylaws

Our amended and restated certificate of incorporation will provide that at any time Apollo controls at least 25% of the voting power of the outstanding shares of common stock, the amended and restated bylaws can be amended with the affirmative vote of a majority of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors, so long as Apollo votes in favor of such amendment. At any other time our amended and restated certificate of incorporation will provide that the amended and restated bylaws can be amended by the affirmative vote of 75% of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation and by laws will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers. In addition, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

The right to be indemnified will include the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Listing

Our shares of common stock have been approved for listing on the NYSE under the symbol “RLGY”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to an Investment in our common stock and this Offering—Future sales or the perception of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Upon completion of this offering and related transactions, we will have an aggregate of 130,153,234 shares of our common stock outstanding (including the conversion by the Significant Holders of approximately $1.903 billion aggregate principal amount of Convertible Notes). Of these shares, (a) the 40,000,000 shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act (other than restrictions pursuant to lock-up agreements entered into by participants in the directed share program), (b) 24,685,553 shares will be freely tradable without restriction or further registration under the Securities Act (following the expiration of the lock-up period in the lock-up agreements described below) and (c) 65,467,681 shares will be tradable subject to the volume limitations and applicable holding period requirements of Rule 144, as well as the lock-up agreements described below. If the holders of the approximately $207 million aggregate principal amount of Convertible Notes not held by the Significant Holders also convert their Convertible Notes into shares of common stock, it will result in the issuance of an additional 8,641,178 shares of common stock which will be freely tradable without restriction or further registration under the Securities Act, subject to, with respect to 5,534,765 shares issuable to the Other Holders (including pursuant to the Other Holders letter agreements), the expiration of the lock-up period in the lock-up agreements described below. We will also issue shares of our common stock in an amount equal to $25 million to Apollo on January 15, 2013, representing a portion of the Management Agreement Termination Fee.

Equity Incentive Plan

After the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering 2,686,600 shares of our common stock reserved for issuance under our Stock Incentive Plan and 6,800,000 shares of our common stock reserved for issuance under our 2012 LTIP. As of the date of this prospectus, we have granted options to purchase 1,571,413 shares of our common stock, of which 109,883 shares are vested and exercisable, and intend to award 290,000 shares of restricted stock and options to purchase 1,653,000 shares of our common stock (at an exercise price equal to the initial public offering price) to our named executive officers and certain of our employees in connection with this offering. In addition, we expect to grant in October 2012 options in an aggregate amount equal to approximately $1.2 million to certain of our executive officers related to the consideration such officers would have been entitled to under the Phantom Value Plan if Apollo continued to hold Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes. Accordingly, shares of our common stock registered under any such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-provisions described below.

Lock-up Agreements

We and our executive officers, directors and certain of our other existing securityholders, have agreed not to directly or indirectly, sell or dispose of any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions, without the prior written consent of both Goldman, Sachs & Co. and J.P. Morgan Securities LLC. We expect that 97% of our outstanding shares of common stock following the completion of this offering, assuming the conversion of all Convertible Notes subject to the letter agreements and excluding the shares issued in this offering, will be subject to a lock-up agreement. See “Underwriting (Conflicts of Interest—Lock-Up Agreements)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), will be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then-outstanding shares of our common stock and (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which a notice of the sale is filed with the SEC. Such sales are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration Rights

Pursuant to the Apollo Securityholders Agreement and the Paulson Securityholders Agreement, we have granted Apollo and Paulson certain rights to demand underwritten registered offerings and we have granted Apollo and Paulson incidental registration rights, in each case, with respect to shares of common stock owned by them. See “Certain Relationships and Related Party Transactions.” In addition, we have agreed with Apollo and Paulson to reinstate our existing resale registration statement relating to the shares of common stock issued upon conversion of the Convertible Notes, as well as the shares of common stock issued to Apollo and Paulson pursuant to the Significant Holders letter agreements, upon the expiration of the lock-up period provided for in their lock-up agreements with the underwriters.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income tax considerations relevant to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. State, local, estate and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is: (i) an individual who is classified as a non-resident of the United States, (ii) a foreign corporation, or (iii) a foreign estate or foreign trust.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate). A non-U.S. holder who claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty. A non-U.S. holder can generally meet the relevant certification requirement by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Dispositions

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition, and certain other conditions are met or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

In the case described above in (i), the gain on the disposition of our common stock will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the common stock and the non-U.S. holder’s basis in the common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common stock has been held for more than one year. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the non-U.S. holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to accounts in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and certain other requirements are satisfied. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. The IRS recently issued a notice stating that it will issue regulations providing that this 30% withholding tax will not apply to dividends paid in respect of stock until after December 31, 2013, and will not apply to the gross proceeds from a disposition of stock until after December 31, 2014. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Agricole Securities (USA) Inc.
Comerica Securities, Inc.
CRT Capital Group LLC
Houlihan Lokey Capital, Inc.
Lebenthal & Co., LLC
Loop Capital Markets LLC
Apollo Global Securities, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	that the representations and warranties made by us to the underwriters are true;

•	that there is no material change in our business or the financial markets; and

•	that we deliver customary closing documents to the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. The offering of shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We expect delivery of the shares of common stock issued in this offering will be made against payment therefor with the underwriters of this offering on or about                      , 2012, which is the second business day following the date hereof; however, we expect delivery of the shares of common stock issued in this offering will be made against payment therefor with purchasers in this offering on or about                      , 2012, which is the fourth business day following the date hereof.

There is no established trading market for shares of our common stock and a liquid trading market may not develop. It is also possible that the shares will not trade at or above the initial offering price following the offering.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the underwriting discounts and expenses we will pay to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Without Option		With Option
	Per Share	Total	Per Share	Total
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters to purchase up to 6,000,000 additional shares at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any options to purchase additional shares. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Directed Share Program

At our request, the underwriters have reserved, at the initial public offering price, up to 400,000 shares of common stock, being offered to our employees and directors. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with the directed share program, including for the failure of any participant to pay for its shares of common stock. Other than the underwriting discounts and commissions described on the cover of this prospectus, the underwriters will not be entitled to any commissions with respect to shares of common stock sold pursuant to the directed share program.

Lock-Up Agreements

We, and our executive officers, directors and certain of our securityholders, have agreed that, subject to certain exceptions, for 180 days after the date of this prospectus, without the prior written consent of both Goldman, Sachs & Co. and J.P. Morgan Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period referred to above we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period referred to above, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the restricted period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representatives.

Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements. Goldman, Sachs & Co. and J.P. Morgan Securities LLC will consider, among other factors, our or the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

In addition, RCIV, an affiliate of Apollo Global Securities, LLC, an underwriter for this offering, is the beneficial owner of approximately $1.34 billion aggregate principal amount of the Convertible Notes, which will be converted into 51,077,546 shares of common stock substantially concurrently with the closing of the offering. RCIV will also receive 6,384,695 shares of common stock pursuant to its Significant Holders letter agreement. These holdings in the aggregate would represent approximately 44% of our outstanding common stock after giving effect to this offering. Such shares are subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). RCIV (or permitted assignees) may not sell, transfer, assign, pledge or hypothecate such shares of common stock, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares of common stock for a period of 180 days from the date of this prospectus.

Listing

Our shares of common stock have been approved for listing on the NYSE under the symbol “RLGY”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investments, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, an affiliate of J.P. Morgan Securities LLC acts as administrative agent and an affiliate of Credit Suisse Securities (USA) LLC acts as syndication agent under the senior secured credit facility, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC act as joint bookrunners under the senior secured credit facility, an affiliate of Barclays Capital Inc. acts as co-documentation agent under the senior secured credit facility, and affiliates of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Barclays Capital Inc. are lenders under the senior secured credit facility, an affiliate of Credit Agricole Securities (USA) Inc. acts as administrative agent and lead arranger and an affiliate of Wells Fargo Securities acts as a managing agent under the Apple Ridge Securitization Facility. In addition, certain affiliates of the underwriters hold a portion of the indebtedness being repaid with a portion of the proceeds of this offering and Apollo Global Securities, LLC is an affiliate of Apollo, which is our controlling stockholder and owns a significant portion of our Convertible Notes which will be repaid with a portion of the proceeds of this offering. See “Use of Proceeds.” In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors or employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, the Company and its affiliates have in the past entered, and may in the future enter, into certain financial and other arrangements with certain of the underwriters and their respective affiliates, pursuant to which the Company and its affiliates have received, and may in the future receive, certain fees, commissions and other payments in the performance of its ordinary course services. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time recommend to clients that they should acquire long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Affiliates of Apollo Global Securities, LLC own more than 10% of our outstanding common stock. Because Apollo Global Securities, LLC is an underwriter for this offering, it is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(B). In addition, affiliates of Apollo Global Securities, LLC will be deemed to receive more than 5% of net offering proceeds and will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Since Apollo Global Securities, LLC is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Apollo Global Securities, LLC will not confirm sales to discretionary accounts without the prior written approval of the customer.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon for us the validity of the shares of our common stock offered hereby. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, and management’s assessments of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2011 included in the Registration Statement, of which this prospectus forms a part, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Realogy Holdings Corp. and subsidiaries for the three and six-month periods ended June 30, 2012 and 2011 included elsewhere in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 7, 2012 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of PHH Home Loans and Subsidiaries as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this prospectus and in the Registration Statement have been so included in reliance on the reports of ParenteBeard, LLC, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, of which this prospectus forms a part, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, our filings with the SEC are also available to the public on the SEC’s Internet website at http://www.sec.gov.

You may request a copy of certain of the information referred to in this prospectus, at no cost, by contacting us at the following address: Realogy Holdings Corp., One Campus Drive, Parsippany, New Jersey 07054 and our general telephone number is (973) 407-2000. Certain of such information is also available on our Internet website at http://www.realogy.com. The contents of our website and documents accessible therefrom are not incorporated by reference herein or otherwise a part of this prospectus.

We have filed a registration statement on Form S-1 with the SEC relating to this offering. This prospectus is part of the registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize the material terms of any contract, agreement or other document filed as an exhibit to the registration statement in this prospectus, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or document.

(*)	Included herein pursuant to Rule 3-09 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Realogy Holdings Corp.:

We have reviewed the accompanying condensed consolidated balance sheet of Realogy Holdings Corp. (formerly known as Domus Holdings Corp.) and its subsidiaries as of June 30, 2012, and the related condensed consolidated statements of operations and comprehensive loss for the three and six-month periods ended June 30, 2012 and June 30, 2011 and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2012 and June 30, 2011. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the year then ended (not presented herein), and in our report dated March 2, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse stock split and the NRT franchise agreement matter as described in Note 1 as to which the date is September 27, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

August 7, 2012, except for the effects of the reverse stock split and the NRT franchise agreement matter as described in Note 1 to the condensed consolidated financial statements, as to which the date is September 27, 2012

REALOGY HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues
Gross commission income	$983	$873	$1,589	$1,448
Service revenue	208	192	380	356
Franchise fees	76	70	130	121
Other	42	44	85	85

Net revenues	1,309	1,179	2,184	2,010

Expenses
Commission and other agent-related costs	662	577	1,064	951
Operating	325	317	643	635
Marketing	52	54	103	97
General and administrative	79	56	156	127
Former parent legacy costs (benefit), net	—	(12)	(3)	(14)
Restructuring costs	2	3	5	5
Depreciation and amortization	44	47	89	93
Interest expense, net	176	161	346	340
Loss on the early extinguishment of debt	—	—	6	36
Other (income)/expense, net	—	—	1	—

Total expenses	1,340	1,203	2,410	2,270

Loss before income taxes, equity in earnings and noncontrolling interests	(31)	(24)	(226)	(260)
Income tax expense	8	1	15	2
Equity in earnings of unconsolidated entities	(15)	(4)	(25)	(4)

Net loss	(24)	(21)	(216)	(258)
Less: Net income attributable to noncontrolling interests	(1)	(1)	(1)	(1)

Net loss attributable to Realogy Holdings	$(25)	$(22)	$(217)	$(259)

Earnings (loss) per share attributable to Realogy Holdings:
Basic loss per share:	(3.12)	(2.74)	(27.07)	(32.31)
Diluted loss per share:	(3.12)	(2.74)	(27.07)	(32.31)
Weighted average common and common equivalent shares of Realogy Holdings outstanding:
Basic:	8.0	8.0	8.0	8.0
Diluted:	8.0	8.0	8.0	8.0

See Notes to Condensed Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In millions)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net loss	$(24)	$(21)	$(216)	$(258)
Currency Translation Adjustment	(1)	—	1	1
Defined Benefit Pension Plan—amortization of actuarial loss to periodic pension cost	2	—	3	—
Cash Flow Hedges:
Less: interest rate hedge losses to interest expense	—	—	—	(1)
Less: de-designation of interest rate hedges to interest expense	—	—	—	(17)

Cash flow hedges	—	—	—	18

Other comprehensive income, before tax	1	—	4	19
Income tax expense related to other comprehensive income amounts	—	—	1	8

Other comprehensive income, net of tax	1	—	3	11

Comprehensive loss	(23)	(21)	(213)	(247)
Less: comprehensive income attributable to noncontrolling interests	(1)	(1)	(1)	(1)

Comprehensive loss attributable to Realogy Holdings	$(24)	$(22)	$(214)	$(248)

See Notes to Condensed Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)

(Unaudited)

	Revised June 30, 2012	Revised December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$138	$143
Trade receivables (net of allowance for doubtful accounts of $58 and $64)	147	120
Relocation receivables	419	378
Relocation properties held for sale	10	11
Deferred income taxes	59	66
Other current assets	97	88

Total current assets	870	806
Property and equipment, net	151	165
Goodwill	3,303	3,299
Trademarks	732	732
Franchise agreements, net	1,663	1,697
Other intangibles, net	418	439
Other non-current assets	225	212

Total assets	$7,362	$7,350

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$214	$184
Securitization obligations	267	327
Due to former parent	76	80
Revolving credit facilities and current portion of long-term debt	214	325
Accrued expenses and other current liabilities	583	520

Total current liabilities	1,354	1,436
Long-term debt	7,121	6,825
Deferred income taxes	426	421
Other non-current liabilities	173	167

Total liabilities	9,074	8,849

Commitments and contingencies (Notes 8 and 9)
Equity (deficit):
Realogy Holdings common stock: $.01 par value; 178,000,000 shares authorized, 4,200 Class A shares outstanding, 8,017,080 Class B shares outstanding at June 30, 2012 and December 31, 2011	—	—
Additional paid-in capital	2,035	2,033
Accumulated deficit	(3,719)	(3,502)
Accumulated other comprehensive loss	(30)	(32)

Total Realogy Holdings stockholders’ deficit	(1,714)	(1,501)

Noncontrolling interests	2	2

Total equity (deficit)	(1,712)	(1,499)

Total liabilities and equity (deficit)	$7,362	$7,350

See Notes to Condensed Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2012	2011
Operating Activities
Net loss	$(216)	$(258)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	89	93
Deferred income taxes	12	(1)
Amortization of deferred financing costs and discount on unsecured notes	8	9
Loss on the early extinguishment of debt	6	36
De-designation of interest rate hedges	—	17
Equity in earnings of unconsolidated entities	(25)	(4)
Other adjustments to net loss	6	10
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(27)	(32)
Relocation receivables and advances	(41)	(41)
Relocation properties held for sale	2	2
Other assets	1	(8)
Accounts payable, accrued expenses and other liabilities	82	(1)
Due (to) from former parent	(5)	(23)
Other, net	15	7

Net cash used in operating activities	(93)	(194)

Investing Activities
Property and equipment additions	(19)	(25)
Net assets acquired (net of cash acquired) and acquisition-related payments	(4)	(4)
(Purchases of) proceeds from certificates of deposit, net	(4)	9
Change in restricted cash	(3)	1
Other, net	—	(5)

Net cash used in investing activities	(30)	(24)

Financing Activities
Net change in revolving credit facilities	(94)	125
Proceeds from term loan extension	—	98
Repayments of term loan credit facility	(640)	(703)
Proceeds from issuance of First Lien Notes	593	—
Proceeds from issuance of First and a Half Lien Notes	325	700
Net change in securitization obligations	(61)	(4)
Debt issuance costs	(3)	(34)
Other, net	(2)	(3)

Net cash provided by financing activities	118	179

Effect of changes in exchange rates on cash and cash equivalents	—	1

Net decrease in cash and cash equivalents	(5)	(38)
Cash and cash equivalents, beginning of period	143	192

Cash and cash equivalents, end of period	$138	$154

Supplemental Disclosure of Cash Flow Information
Interest payments (including securitization interest expense)	$320	$287
Income tax payments, net	4	2

See Notes to Condensed Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions)

(Unaudited)

1. BASIS OF PRESENTATION

Realogy Holdings Corp., a Delaware corporation (“Holdings”), formerly known as Domus Holdings Corp., is a holding company for its wholly owned subsidiary, Domus Intermediate Holdings Corp., a Delaware corporation (“Intermediate”). Intermediate is a holding company for its wholly owned subsidiary, Realogy Corporation, a Delaware corporation (“Realogy”), and its subsidiaries (Holdings, Intermediate and Realogy and its subsidiaries being referred to herein collectively as the “Company”). Holdings derives all of its operating income and cash flows from Realogy and its subsidiaries.

Holdings was incorporated on December 14, 2006. On December 15, 2006, Holdings and its wholly owned subsidiary Domus Acquisition Corp., entered into an agreement and plan of merger (the “Merger”) with Realogy which was consummated on April 10, 2007 with Holdings becoming the indirect parent company of Realogy. Holdings is owned by investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an entity affiliated with Apollo Management, L.P. (collectively referred to as “Apollo”) and members of the Company’s management. As of June 30, 2012, all of Realogy’s issued and outstanding common stock was currently owned by Intermediate, a direct wholly owned subsidiary of Holdings.

Realogy is a global provider of real estate and relocation services. Realogy was incorporated in January 2006 to facilitate a plan by Cendant Corporation (now known as Avis Budget Group, Inc.) to separate into four independent companies—one for each of Cendant’s business units—real estate services or Realogy, travel distribution services (“Travelport”), hospitality services, including timeshare resorts (“Wyndham Worldwide”), and vehicle rental (“Avis Budget Group”). On July 31, 2006, the separation (“Separation”) from Cendant became effective.

Realogy incurred indebtedness in connection with the Merger which included borrowings under Realogy’s senior secured credit facility (the “Senior Secured Credit Facility”) and the issuance of unsecured notes. See Note 5, “Short and Long-Term Debt” for additional information on the indebtedness incurred related to the Merger, indebtedness incurred following the Merger as well as additional information related to the senior secured leverage ratio that Realogy is required to maintain.

The accompanying Condensed Consolidated Financial Statements include the financial statements of Holdings and these statements have been prepared in accordance with accounting principles generally accepted in the United States of America and with Article 10 of Regulation S-X. Interim results may not be indicative of full year performance because of seasonal and short-term variations. The Company has eliminated all material intercompany transactions and balances between entities consolidated in these financial statements. In presenting the Condensed Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and the related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ materially from those estimates.

Holdings’ only asset is its investment in the common stock of Intermediate, and Intermediate’s only asset is its investment in the common stock of Realogy. Holdings’ only obligations are its guarantees of certain borrowings and certain franchise obligations of Realogy. All expenses incurred by Holdings and Intermediate are for the benefit of Realogy and have been reflected in Realogy’s consolidated financial statements. In management’s opinion, the accompanying Condensed Consolidated Financial Statements reflect all normal and recurring adjustments necessary to present fairly the Holdings’ financial position as of June 30, 2012 and the results of operations, and comprehensive loss for the three and six months ended June 30, 2012 and 2011 and cash flows for the six months ended June 30, 2012 and 2011.

As the interim Condensed Consolidated Financial Statements are prepared using the same accounting principles and policies used to prepare the annual financial statements, they should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2011 included in the Annual Report on Form 10-K for the year ended December 31, 2011.

NRT Franchise Agreement – Revision of Prior Period Financial Statements

In connection with the preparation of the Registration Statement, the Company identified and corrected an error in the manner in which it had allocated the purchase price paid by Apollo subsequent to their 2007 acquisition. Specifically, the Company inappropriately identified the discounted cash flows generated from the Real Estate Franchise Services franchise agreement with NRT as a separately identifiable indefinite lived intangible asset. The Company concluded that the value ascribed to this agreement should have been attributed to the Real Estate Franchise Services business unit as goodwill. Accordingly, the Company corrected its error through the elimination of the Real Estate Franchise Services franchise agreement with NRT intangible asset and increased the value associated with its goodwill, which resulted in a concurrent decrease in its deferred income tax liability. In accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company assessed the materiality of the error and concluded that the error was not material to any of its previously issued financial statements. This non-cash error had no impact to the Company’s condensed consolidated statement of operations or cash flows for any of the periods presented in these financial statements.

The following table presents the effect the revision had on the Condensed Consolidated Balance Sheet at June 30, 2012 and December 31, 2011:

	June 30, 2012
	(in millions)
	As Previously Reported	Adjustment	As Revised
Goodwill	$2,618	$685	$3,303
Franchise agreements, net	2,808	(1,145)	1,663
Total Assets	7,822	(460)	7,362
Deferred income taxes	895	(469)	426
Total Liabilities	9,543	(469)	9,074
Accumulated deficit	(3,728)	9	(3,719)
	December 31, 2011
	(in millions)
	As Previously Reported	Adjustment	As Revised
Goodwill	$2,614	$685	$3,299
Franchise agreements, net	2,842	(1,145)	1,697
Total Assets	7,810	(460)	7,350
Deferred income taxes	890	(469)	421
Total Liabilities	9,318	(469)	8,849
Accumulated deficit	(3,511)	9	(3,502)

Amendments to Certificate of Incorporation; Reverse Stock Split:

On September 11, 2012, the Board of Directors approved an amendment to its Certificate of Incorporation to effect a change in the name of the Company to Realogy Holdings Corp., to amend and restate its authorized capital stock and to approve a reverse stock split of the Company’s Class A and Class B Common Stock at a ratio of 1 to 25 (the “Reverse Stock Split”). On the same day, the stockholders of the Company approved the foregoing amendments to the Company’s Certificate of Incorporation.

On September 27, 2012, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect the change in authorized capital stock, the Reverse Stock Split and the name change. The Certificate of Amendment provides that the Reverse Stock Split became effective upon filing, at which time every twenty five (25) issued and outstanding shares of the Company’s Class A Common Stock and Class B Common Stock were automatically combined into one (1) issued and outstanding share of the respective class of the Company’s Common Stock, without any change in par value. Immediately following the Reverse Stock Split, there were 4,200 shares of Class A Common Stock issued and outstanding and 8,017,080 shares of Class B Common stock issued and outstanding. The Company did not issue any fractional shares in connection with the Reverse Stock Split, but rounded those shares up to the next whole share. Pursuant to the terms of the Convertible Notes, the stated conversion rates applicable to each series of Convertible Notes were adjusted to reflect the Reverse Stock Split. In addition, pursuant to the terms of the 2007 Stock Incentive Plan, the number of shares reserved there under, as well as the number of options outstanding and their stated exercise prices, was adjusted to reflect the Reverse Stock Split. All amounts and per share data presented in the accompanying consolidated financial statements and related notes give retroactive effect to the Reverse Stock Split for all periods presented.

2012 Senior Secured Notes Offering

On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.

The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.

Under the terms of the Senior Secured Credit Facility, the New First and a Half Lien Notes (as well as the Existing First and a Half Lien Notes) do not constitute senior secured debt for purposes of calculating the senior secured leverage ratio maintenance covenant under our senior secured credit facility. This facility requires Realogy to maintain a senior secured leverage ratio of total senior secured net debt to trailing 12-month Adjusted EBITDA (as defined in Note 5, “Short and Long-Term Debt”), that may not exceed 4.75 to 1.0. Realogy was in compliance with the senior secured leverage covenant with a senior secured leverage ratio of 4.08 to 1.0 at June 30, 2012.

Earnings (loss) per share attributable to Holdings

Basic earnings per share is computed based upon weighted-average shares outstanding during the period. Dilutive earnings per share is computed consistently with the basic computation while giving effect to all dilutive potential common shares and common share equivalents that were outstanding during the period. Holdings uses the treasury stock method to reflect the potential dilutive effect of unvested stock awards and unexercised options.

The Company was in a net loss position for the three and six months ended June 30, 2012 and therefore the impact of stock options, restricted stock and the convertible notes were excluded from the computation of dilutive earnings (loss) per share as the inclusion of such amounts would be anti-dilutive. At June 30, 2012, the number of shares of common stock issuable under the stock options, restricted stock and the convertible notes that were excluded from the computation was 2 million, 4 thousand and 81 million, respectively.

Derivative Instruments

The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables. The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected not to utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. As of June 30, 2012 and December 31, 2011, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $15 million.

The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has four interest rate swaps with an aggregate notional value of $850 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expired in July 2012, the second swap, with a notional value of $200 million, expires in December 2012, the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016, and the fourth swap with a notional value of $200 million, commences in January 2013 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating LIBOR rate based payments) to perform this hedging strategy.

At December 31, 2010, the interest rate swap derivatives were being accounted for as cash flow hedges in accordance with the FASB’s derivative and hedging guidance and the unfavorable fair market value of the swaps was recorded within Accumulated Other Comprehensive Income/(Loss) (“AOCI”). Following the completion of the 2011 Refinancing Transactions, the Company was not able to maintain hedge effectiveness in accordance with the accounting guidance. As a result, the interest rate swaps were de-designated as cash flow hedging instruments and the fair value of $17 million was reclassified from AOCI and recognized in interest expense in the Consolidated Statements of Operations during the first quarter of 2011.

The fair value of derivative instruments was as follows:

Liability Derivatives		June 30, 2012 Fair Value	December 31, 2011 Fair Value
Not Designated as Hedging Instruments	Balance Sheet Location
Interest rate swap contracts	Other current liabilities	$1	$7
	Other non-current liabilities	26	10

		$27	$17

	Gain or (Loss) Recognized in Other Comprehensive Income		Location of Gain or (Loss) Reclassified from AOCI into Income	Gain or (Loss) Reclassified from AOCI into Income
Derivatives in Cash Flow Hedge Relationships	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011		Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Interest rate swap contracts	$—	$—	Interest expense	$—	$(17)

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
Interest rate swap contracts	Interest expense	$4	$2
Foreign exchange contracts	Operating expense	1	$—

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Interest rate swap contracts	Interest expense	$—	$4
Foreign exchange contracts	Operating expense	—	$(1)

Financial Instruments

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level Input:	Input Definitions:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The availability of observable inputs can vary from asset to asset and is affected by a wide variety of factors, including, for example, the type of asset, whether the asset is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level III. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of financial instruments is generally determined by reference to quoted market values. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The fair value of interest rate swaps is determined based upon a discounted cash flow approach that incorporates counterparty and performance risk and therefore is categorized in Level III.

The following table summarizes fair value measurements by level at June 30, 2012 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$27	$27

The following table summarizes fair value measurements by level at December 31, 2011 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1

The following table presents changes in Level III financial liabilities measured at fair value on a recurring basis:

Fair value at December 31, 2011	$17
Loss reflected in the statement of operations	10

Fair value at June 30, 2012	$27

The following table summarizes the carrying amount of the Company’s indebtedness compared to the estimated fair value, primarily determined by quoted market values, at:

	June 30, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value (a)	Carrying Amount	Estimated Fair Value (a)
Debt
Senior Secured Credit Facility:
Non-extended revolving credit facility	$—	$—	$78	$78
Extended revolving credit facility	109	109	97	97
Non-extended term loan facility	—	—	629	590
Extended term loan facility	1,822	1,721	1,822	1,630
First Lien Notes	593	620	—	—
Existing First and a Half Lien Notes	700	686	700	606
New First and a Half Lien Notes	325	335	—	—
Second Lien Loans	650	663	650	655
Other bank indebtedness	105	105	133	133
Existing Notes:
10.50% Senior Notes	64	63	64	56
11.00%/11.75% Senior Toggle Notes	41	40	52	43
12.375% Senior Subordinated Notes	188	175	187	144
Extended Maturity Notes:
11.50% Senior Notes	489	463	489	367
12.00% Senior Notes	129	120	129	95
13.375% Senior Subordinated Notes	10	9	10	7
11.00% Convertible Notes	2,110	1,643	2,110	1,189
Securitization obligations	267	267	327	327

(a)	The fair value of the Company’s indebtedness is categorized as Level I.

Income Taxes

The Company’s provision for income taxes in interim periods is computed by applying its estimated annual effective tax rate against the income (loss) before income taxes for the period. In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur. No Federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations. Income tax expense for the six months ended June 30, 2012 was $15 million. This expense included $12 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $3 million was recognized for foreign and state income taxes for certain jurisdictions.

Restricted Cash

Restricted cash primarily relates to amounts specifically designated as collateral for the repayment of outstanding borrowings under the Company’s securitization facilities. Such amounts approximated $10 million and $7 million at June 30, 2012 and December 31, 2011, respectively and are primarily included within Other current assets on the Company’s Condensed Consolidated Balance Sheets.

Defined Benefit Pension Plan

The net periodic pension cost for the three months ended June 30, 2012 and for the three months ended June 30, 2011 was $1 million and was comprised of interest cost and amortization of actuarial loss of $3 million offset by a benefit of $2 million for the expected return on assets.

The net periodic pension cost for the six months ended June 30, 2012 was $3 million and was comprised of interest cost and amortization of actuarial loss of $6 million offset by a benefit of $3 million for the expected return on assets. The net periodic pension cost for the six months ended June 30, 2011 was $2 million and was comprised of interest cost and amortization of actuarial loss of $5 million offset by a benefit of $3 million for the expected return on assets.

Recently Adopted Accounting Pronouncements

In September 2011, the FASB amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.

In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between U.S. GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

2. ACQUISITIONS

2012 ACQUISITIONS

During the six months ended June 30, 2012, the Company acquired four real estate brokerage operations through its wholly owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $4 million that was assigned to the Company Owned Brokerage Services segment.

None of the 2012 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

2011 ACQUISITIONS

During the year ended December 31, 2011, the Company acquired thirteen real estate brokerage operations through its wholly owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $3 million that was assigned to the Company Owned Brokerage Services segment.

None of the 2011 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

3. INTANGIBLE ASSETS

Goodwill by segment and changes in the carrying amount are as follows:

	Real Estate Franchise Services	Company Owned Brokerage Services	Relocation Services	Title and Settlement Services	Total Company
Gross Goodwill as of December 31, 2011	$3,264	$783	$641	$397	$5,085
Accumulated impairment losses	(1,023)	(158)	(281)	(324)	(1,786)

Balance at December 31, 2011	2,241	625	360	73	3,299
Goodwill acquired	—	4	—	—	4

Balance at June 30, 2012	$2,241	$629	$360	$73	$3,303

Intangible assets are as follows:

	As of June 30, 2012			As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable—Franchise agreements (a)	$2,019	$356	$1,663	$2,019	$322	$1,697

Unamortizable—Trademarks (b)	$732	$—	$732	$732	$—	$732

Other Intangibles
Amortizable—License agreements (c)	$45	$5	$40	$45	$4	$41
Amortizable—Customer relationships (d)	529	163	366	529	144	385
Unamortizable—Title plant shares (e)	10	—	10	10	—	10
Amortizable—Other (f)	12	10	2	17	14	3

Total Other Intangibles	$596	$178	$418	$601	$162	$439

(a)	Generally amortized over a period of 30 years.
(b)	Relates to the Century 21, Coldwell Banker, ERA, The Corcoran Group, Coldwell Banker Commercial and Cartus tradenames, which are expected to generate future cash flows for an indefinite period of time.

(c)	Relates to the Sotheby’s International Realty and Better Homes and Gardens Real Estate agreements which are being amortized over 50 years (the contractual term of the license agreements).
(d)	Relates to the customer relationships at the Title and Settlement Services segment and the Relocation Services segment. These relationships are being amortized over a period of 5 to 20 years.
(e)	Primarily related to the Texas American Title Company title plant shares. Ownership in a title plant is required to transact title insurance in certain states. The Company expects to generate future cash flows for an indefinite period of time.
(f)	Generally amortized over periods ranging from 2 to 10 years.

Intangible asset amortization expense is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Franchise agreements	$17	$17	$34	$34
License agreement	—	—	1	—
Customer relationships	9	10	19	19
Other	—	1	2	3

Total	$26	$28	$56	$56

Based on the Company’s amortizable intangible assets as of June 30, 2012, the Company expects related amortization expense for the remainder of 2012, the four succeeding years and thereafter to approximate $53 million, $105 million, $105 million, $95 million, $94 million and $1,619 million, respectively.

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of:

	June 30, 2012	December 31, 2011
Accrued payroll and related employee costs	$114	$69
Accrued volume incentives	14	17
Accrued commissions	29	14
Restructuring accruals	17	20
Deferred income	66	76
Accrued interest	157	139
Relocation services home mortgage obligations	6	9
Other	180	176

	$583	$520

5. SHORT AND LONG-TERM DEBT

Total indebtedness is as follows:

	June 30, 2012	December 31, 2011
Senior Secured Credit Facility:
Non-extended revolving credit facility	$—	$78
Extended revolving credit facility	109	97
Non-extended term loan facility	—	629
Extended term loan facility	1,822	1,822
First Lien Notes	593	—
Existing First and a Half Lien Notes	700	700
New First and a Half Lien Notes	325	—
Second Lien Loans	650	650
Other bank indebtedness	105	133
Existing Notes:
10.50% Senior Notes	64	64
11.00%/11.75% Senior Toggle Notes	41	52
12.375% Senior Subordinated Notes	188	187
Extended Maturity Notes:
11.50% Senior Notes	489	489
12.00% Senior Notes	129	129
13.375% Senior Subordinated Notes	10	10
11.00% Convertible Notes	2,110	2,110
Securitization Obligations:
Apple Ridge Funding LLC	245	296
Cartus Financing Limited	22	31

	$7,602	$7,477

Indebtedness Table

As of June 30, 2012, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	$363	$109	$165
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	108	105	3
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes (5)	11.00%	April 2014	41	41	—
Senior Subordinated Notes (6)	12.375%	April 2015	190	188	—
Extended Maturity Notes:
Senior Notes (7)	11.50%	April 2017	492	489	—
Senior Notes (8)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (9)
Apple Ridge Funding LLC		December 2013	400	245	155
Cartus Financing Limited (10)		Various	63	22	41

			$8,061	$7,602	$364

(1)	The available capacity under this facility was reduced by $89 million of outstanding letters of credit. On August 6, 2012, the Company had $150 million outstanding on the extended revolving credit facility and $89 million of outstanding letters of credit, leaving $124 million of available capacity.
(2)	Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.25% or (b) JPMorgan Chase Bank, N.A., prime rate (“ABR”) plus 2.25% in each case subject to reductions based on the attainment of certain leverage ratios.
(3)	Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 4.25% or (b) the higher of the Federal Funds Effective Rate plus 1.75% and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 3.25%.
(4)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility: $5 million due in August 2012, $50 million due in January 2013 and $50 million due in July 2013.
(5)	On April 16, 2012, the Company redeemed $11 million principal amount of the outstanding Senior Toggle Notes.
(6)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $2 million.
(7)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.
(8)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.
(9)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.
(10)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

Indebtedness Incurred in Connection with the Merger and Subsequent Debt Transactions

Realogy incurred indebtedness in 2007 in connection with the Merger, which included borrowings under Realogy’s senior secured credit facility (the “Senior Secured Credit Facility”) and the issuance of unsecured notes. Realogy borrowed an initial amount of $3,170 million term loan facility under the Senior Secured Credit Facility (consisting of $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility) with original maturity dates of October 2013. The $1,950 million initial term loan facility was used by Realogy to finance a part of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. In addition, Realogy used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of Realogy’s previously existing senior notes, including, without limitation, the payment of fees and expenses. Realogy issued an original aggregate principal amount of $3,125 million of unsecured notes with maturity dates in 2014 and 2015 (the “Existing Notes”) to finance a part of the Merger, including, without limitation, payment of fees and expenses.

In 2009, 2011 and 2012, Realogy completed various debt transactions, which are detailed below, that resulted in the following: (1) additional flexibility with respect to compliance with Realogy’s senior secured leverage ratio under the senior secured credit facility; (2) the extension of the maturities of certain portions of our indebtedness; (3) additional liquidity to fund operations; and (4) the issuance of $2,110 million of Convertible Notes.

In September and October 2009, Realogy incurred $650 million of Second Lien Loans (the “Second Lien Loans”) under the Senior Secured Credit Facility, the net proceeds of which were used to pay down outstanding balances on the revolving credit facility under the Senior Secured Credit Facility and for working capital as well as to exchange $150 million of Second Lien Loans for $221 million aggregate principal amount of outstanding Senior Toggle Notes.

In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its Senior Secured Credit Facility and the Existing Notes.

On January 5, 2011, Realogy completed private exchange offers, relating to its then outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing

Notes were tendered for Convertible Notes due 2018, $632 million of Existing Notes due 2014 and 2015 were tendered for Extended Maturity Notes due 2017 and 2018 and $303 million of Existing Notes remained outstanding.

Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016; and (iv) allowed for the issuance of First and a Half Lien Notes, which would not be counted as senior secured debt for purposes of determining the Company’s compliance with the senior secured leverage ratio covenant under the Senior Secured Credit Facility.

On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes due 2019 in a private offering exempt from the registration requirements of the Securities Act, the net proceeds of which, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.

On February 2, 2012, Realogy issued $593 million of First Lien Notes due 2020 and $325 million of New First and a Half Lien Notes due 2020 in a private offering exempt from the registration requirements of the Securities Act, referred to herein as the “2012 Senior Secured Notes Offering.” The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.

***

Senior Secured Credit Facility

The Senior Secured Credit Facility consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which as summarized above was utilized in connection with the incurrence of Second Lien Loans. Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes.

The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and all of their domestic subsidiaries, other than certain excluded subsidiaries, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.

The Second Lien Loans are secured by liens on the assets of Realogy, Intermediate and by the subsidiary guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans, the

First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans bear interest at a rate of 13.50% per year and interest payments are payable semi-annually with the first interest payment made on April 15, 2010. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.

The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $186 million at June 30, 2012, of which $43 million will expire in October 2013 and $143 million will expire in October 2016. As of June 30, 2012, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.

Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations or the unsecured notes. At June 30, 2012, Realogy’s senior secured leverage ratio was 4.08 to 1.0.

Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Intermediate equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.

If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the unsecured notes;

any of which could result in an event of default under the First and a Half Lien Notes, the unsecured notes and the Company’s Apple Ridge Funding LLC securitization program.

If the Company were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility, which assets also secure its other secured indebtedness. The Company has pledged the majority of its assets as collateral to secure such indebtedness. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings, then the Company may not have sufficient assets to repay the senior secured credit facility and its other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to the Company.

First Lien Notes

The $593 million of First Lien Notes are senior secured obligations of the Company and mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment was July 15, 2012). The First Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of the Company that is a guarantor under the Senior Secured Credit Facility and certain of the Company’s outstanding securities. The First Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing the Company’s first lien obligations under the Senior Secured Credit Facility, (ii) senior to the collateral liens securing the Company’s other secured obligations not secured by a first priority lien, including the First and a Half Lien Notes and the Second Lien Loans.

First and a Half Lien Notes

The First and a Half Lien Notes are senior secured obligations of the Company. The $700 million of Existing First and a Half Lien Notes mature on February 15, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year. The New First and a Half Lien Notes mature on January 15, 2020. The $325 million of New First and a Half Lien Notes bear interest at a rate of 9.0% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment date was July 15, 2012). The First and a Half Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the Senior Secured Credit Facility and certain of Realogy’s outstanding securities. The First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First and a Half Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility, but the priority of the collateral liens securing the First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its Senior Secured Credit Facility and the First Lien Notes, and (ii) senior to the collateral liens securing the Second Lien Loans. The priority of the collateral liens securing each series of the First and a Half Lien Notes is equal to one another.

Other Bank Indebtedness

Realogy has separate revolving U.S. credit facilities under which it could borrow up to $100 million at June 30, 2012 and $125 million at December 31, 2011 and a separate U.K. credit facility under which it could borrow up to £5 million ($8 million) at June 30, 2012 and December 31, 2011. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility, including the synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal. As of June 30, 2012, Realogy had outstanding borrowings of $105 million under these credit facilities. Realogy has $5 million outstanding on an $8 million capacity facility which expires in August 2012, $50 million due in January 2013 and $50 million due in July 2013. For the six months ended June 30, 2012 and June 30, 2011, the weighted average interest rate under the U.S. credit facilities was 2.9% with interest payable either monthly or quarterly.

Unsecured Notes

On April 10, 2007, Realogy issued in a private placement $1,700 million of Senior Notes due 2014, $550 million of Senior Toggle Notes due 2014 and $875 million of Senior Subordinated Notes due 2015. On

February 15, 2008, Realogy completed an exchange offer to register the privately placed notes under the Securities Act. The registration statement was filed on Form S-4 (File No. 333-148153 declared effective by the SEC on January 9, 2008). The term “Existing Notes” refers to the privately placed notes and the exchange notes. On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the Convertible Notes. On the settlement date of the Debt Exchange Offering, Realogy issued (i) $492 million aggregate principal amount of 11.50% Senior Notes, (ii) $130 million aggregate principal amount of 12.00% Senior Notes and (iii) $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.

The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.

The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.

Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note outstanding on April 15, 2012 for the periods that Realogy elected to pay PIK Interest. As a result, on April 16, 2012, Realogy redeemed $11 million principal amount of the outstanding Senior Toggle Notes.

The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.

The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility or certain of Realogy’s outstanding securities. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.

On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.

Convertible Notes

The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Common Stock at any time prior to April 15, 2018. The Series A Convertible Notes and Series B Convertible Notes are initially convertible into 39.0244 shares of Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $25.625 per share, and the Series C Convertible Notes are initially convertible into 37.0714 shares of Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $26.975 per share, subject to adjustment if specified distributions to holders of the Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.

Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest.

On March 21, 2012, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-179896) of Holdings and Realogy, which included the effectiveness of a Post-Effective Amendment to the registration statement initially declared effective on June 16, 2011. The Registration Statement registers for resale the outstanding Convertible Notes and the Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Common Stock may be made by selling securityholders named in the registration statement pursuant to the related prospectus, as amended or supplemented from time to time.

Loss on the Early Extinguishment of Debt and Write-Off of Deferred Financing Costs

As a result of the 2012 Senior Secured Notes Offering, the Company recorded a loss on the early extinguishment of debt of $6 million during the six months ended June 30, 2012.

As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the six months ended June 30, 2011.

Securitization Obligations

Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program with a borrowing capacity of $400 million and expiration date of December 2013.

In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.

The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees.

Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.

Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $393 million and $366 million of underlying relocation receivables and other related relocation assets at June 30, 2012 and December 31, 2011, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s securitization obligations are classified as current in the accompanying Condensed Consolidated Balance Sheets.

Interest incurred in connection with borrowings under these facilities amounted to $2 million and $4 million for the three and six months ended June 30, 2012, respectively and $2 million and $3 million for the three and six months ended June 30, 2011, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 3.5% and 1.9% for the six months ended June 30, 2012 and 2011, respectively.

6.	RESTRUCTURING COSTS

2012 Restructuring Program

During the first six months of 2012, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company currently expects to incur restructuring charges of $10 million in 2012. As of June 30, 2012, the Company Owned Real Estate Brokerage Services recognized $2 million of personnel related expense and $1 million of facility related expenses. The Relocation Services and the Title and Settlement Services segments each recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.

2011 Restructuring Program

During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services segment recognized $1 million of personnel related expense and the Title and Settlement Services segment recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.

Prior Restructuring Programs

The Company committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2010. At December 31, 2011, the remaining liability for these various restructuring activities was $17 million. During the six months ended June 30, 2012, the Company utilized $4 million of the remaining accrual resulting in a remaining liability of $13 million related to future lease payments.

7.	STOCK-BASED COMPENSATION

Incentive Equity Awards Granted by Holdings

In April 2007, Holdings adopted the Realogy Holdings Corp. 2007 Stock Incentive Plan (the “Plan”) under which non-qualified stock options, rights to purchase shares of common stock, restricted stock and other awards settleable in, or based upon, Holdings common stock may be issued to employees, consultants or directors of Realogy. The original stock options granted were either time vesting or performance based awards with an exercise price equal to the grant date fair price of the underlying shares and a contractual term of 10 years. The time vesting options are subject to ratable vesting over the requisite service period.

In November 2010, Holdings exchanged almost all of the original stock options granted to employees (0.41 million) for new stock options as described below. Each original option held by eligible employees was exchanged on a one-for-one basis for a new option with different terms. The original options had an exercise price of $250 per share and were 50% time vested and 50% performance based awards. These awards were exchanged for all time vested new awards. The new options were unvested on the date of grant and vest at a rate of 25% a year over a four-year period, which began on July 1, 2010 with a 10-year contractual term beginning on the date of grant. The exercise price for 30% of the new options issued to certain senior executives was $137.50 per share and the exercise price of all other new options issued was $20.75 per share, which represented the fair market value of Common Stock of Holdings as determined by its Compensation Committee as of the date of grant of the new options. The exchange resulted in an incremental stock compensation expense of $4 million that will be recognized over a four-year vesting period, which began on July 1, 2010.

The fair value of the time vesting options and Phantom Value Plan (see discussion below) options was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions. Expected volatility was based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options were expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant, which corresponds to the expected term of the options.

In February 2012, the Holdings Board granted 4 thousand of time vesting stock options to an independent director of Realogy. In April and May 2012, the Holdings Board granted 0.97 million of time vesting stock options to senior management employees. The options have a term of 10 years, an exercise price of $17.50 per share and a fair market value of $20.50 per share on the date of grant. The options become exercisable over a four-year period at the rate of 25% per year, commencing one year from the date of grant. In addition, in April 2012, 0.08 million of performance based stock options were granted under the Phantom Value Plan. The performance based stock options have a term of 7 years, an exercise price of $17.50 per share and a fair market value of $20.50 per share on the date of grant.

On April 30, 2012, the Holdings Compensation Committee approved a further amendment to the plan to increase the number of shares reserved thereunder by 1 million to 2.69 million reserved shares. As of June 30, 2012, the total number of shares available for future grant was approximately 1.12 million shares.

	2012
	Time Vesting Options	Phantom Plan Options
Weighted average grant date fair value	$10.25	$9.75
Expected volatility	46.84%	50.28%
Expected term (years)	6.25	4.75
Risk-free interest rate	1.1%	0.79%
Dividend yield	—	—

Equity Award Activity

A summary of 2012 option and restricted share activity is presented below (number of shares in millions):

	Time Vesting Options	Performance Based Options	Restricted Stock
Outstanding at January 1, 2012	0.53	0.18	*
Granted	0.98	0.08	—
Exercised	—	—	—
Vested	—	—	—
Forfeited	(0.10)	(0.10)	—

Outstanding as of June 30, 2012	1.41	0.16	*

*	The outstanding amount is 4 thousand shares of restricted stock.

	Options Vested	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercisable at June 30, 2012	0.11	48.25	8.32 years	—

As of June 30, 2012, there was approximately $11 million of unrecognized compensation cost related to the time vesting options and restricted stock under the Plan and $2 million of unrecognized compensation cost related to performance based options issued under the Phantom Value Plan described below. Unrecognized cost for the time vesting options and restricted stock will be recorded in future periods as compensation expense as the awards vest over the 4 year period from the date of grant with a remaining weighted average period of approximately 2.9 years. The Company recorded stock-based compensation expense related to the incentive equity awards of $1 million and $2 million for the three and six months ended June 30, 2012, respectively, and $1 million and $3 million related to the incentive equity awards for the three and six months ended June 30, 2011.

Phantom Value Plan

On January 5, 2011, the Board of Directors of Holdings approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”), which is intended to provide certain of Realogy’s executive officers with an incentive (the “Incentive Awards”) to remain in the service of Realogy, increase interest in the success of Realogy and create the opportunity to receive compensation based upon Realogy’s success. On January 5, 2011, the Board of Directors of the Company made initial grants of Incentive Awards in an aggregate amount of $22 million to certain executive officers of Realogy. The amount of the Incentive Awards granted to certain of Realogy’s executive officers was determined by the sum of (1) the shares of common stock purchased by the executives at $250 per share in April 2007 (representing an aggregate purchase price of $18.5 million) and (2) the implied $250 per share grant date value in April 2007 of the executive’s restricted stock grant (representing an aggregate of $3.3 million). Incentive Awards are immediately cancelable and forfeitable in the event of the termination of a participant’s employment for any reason. The Incentive Awards terminate 10 years from the date of grant.

Incentive Awards under the Phantom Value Plan

Under the Phantom Value Plan, each participant is eligible to receive a cash payment with respect to an Incentive Award relating to the Convertible Notes that RCIV Holdings (“RCIV”), an affiliate of Apollo, purchased ($1.3 billion aggregate principal amount) for which RCIV receives cash upon the discharge or third-party sale of not less than $267 million of the aggregate principal amount of the Convertible Notes (the “Plan Notes”). Any cash payments made under the Phantom Value Plan will be recorded as compensation expense when RCIV receives cash upon the discharge or third-party sale of the Plan Notes (or the shares underlying the Plan Notes).

Stock Option Awards under the Phantom Value Plan

On each date RCIV receives cash interest on the Plan Notes, certain executive officers of Realogy may be granted stock options under the Holdings 2007 Stock Incentive Plan. The aggregate value of stock options granted (determined by the Holdings Board or its Compensation Committee in its sole discretion) is equal to an amount which bears the same ratio to the aggregate dollar amount of the participant’s Incentive Award as the aggregate amount of cash interest received by RCIV on such date bears to the aggregate principal amount of the Plan Notes held by RCIV on the date of grant of the Incentive Award. Generally, each grant of stock options vests over a three year period subject to the participant’s continued employment, however, the vested stock options does not become exercisable until one year following a qualified public offering. As such, compensation expense will begin to be recorded after a public offering becomes probable of occurring. The stock options have a term of 7.5 years. In April 2012, Holdings issued 0.08 million stock options under the Phantom Value Plan in conjunction with RCIV receiving cash interest on the Plan Notes.

8.	SEPARATION ADJUSTMENTS, TRANSACTIONS WITH FORMER PARENT AND SUBSIDIARIES AND RELATED PARTIES

Transfer of Cendant Corporate Liabilities and Issuance of Guarantees to Cendant and Affiliates

The Company has certain guarantee commitments with Cendant (pursuant to the assumption of certain liabilities and the obligation to indemnify Cendant, Wyndham Worldwide and Travelport for such liabilities). These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and other corporate liabilities, of which the Company assumed and is generally responsible for 62.5%. Upon separation from Cendant, the liabilities assumed by the Company were comprised of certain Cendant corporate liabilities which were recorded on the historical books of Cendant as well as additional liabilities which were established for guarantees issued at the date of Separation related to certain unresolved contingent matters that could arise during the guarantee period. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. To the extent such recorded liabilities are in excess or are not adequate to cover the ultimate payment amounts, such deficiency or excess will be reflected in the results of operations in future periods.

The due to former parent balance was $76 million and $80 million at June 30, 2012 and December 31, 2011, respectively. At June 30, 2012, the due to former parent balance was comprised of the Company’s portion of the following: (i) Cendant’s remaining state and foreign contingent tax liabilities, (ii) accrued interest on contingent tax liabilities, (iii) potential liabilities related to Cendant’s terminated or divested businesses, and (iv) potential liabilities related to the residual portion of accruals for Cendant operations.

Transactions with PHH Corporation

In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered into a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture. In connection with the venture, the Company entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture and a marketing agreement with PHH whereby PHH is the recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. The Company also entered into a license agreement with PHH whereby PHH Home Loans was granted a license to use certain of the Company’s real estate brand names. The Company also maintains a relocation agreement with PHH whereby PHH outsources its employee relocation function to the Company and the Company subleases office space to PHH Home Loans.

In connection with these agreements, the Company recorded net revenues of $1 million and $3 million, for the three and six months ended June 30, 2012, respectively and $2 million and $3 million for the three and six months ended June 30, 2011, respectively. In addition, the Company recorded equity earnings of $15 million and $25 million for the three and six months ended June 30, 2012, respectively and $3 million and $3 million for the three and six months ended June 30, 2011, respectively. The Company received cash dividends from PHH Home Loans of $14 million and $12 million during the six months ended June 30, 2012 and 2011, respectively.

Transactions with Related Parties

The Company has entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. For the three and six months ended June 30, 2012 and 2011, the Company has recognized revenue related to these transactions of less than $1 million in each of the periods.

9.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to alleged contract disputes, business practices, intellectual property and other commercial, employment, regulatory and tax matters. Examples of such matters include but are not limited to allegations:

•	that the Company is vicariously liable for the acts of franchisees under theories of actual or apparent agency;

•	by former franchisees that franchise agreements were breached including improper terminations;

•

that residential real estate agents engaged by NRT—in certain states—are potentially common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision and obtain benefits available to employees under various state statutes;

•	concerning claims for alleged RESPA or state law violations including but not limited to claims challenging the validity of sales associates indemnification and administrative fees;

•

concerning claims generally against the company owned brokerage operations for negligence or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services; and

•	concerning claims generally against the title company contending that, as the escrow company, the company knew or should have known that a transaction was fraudulent.

Real Estate Business Litigation

Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21. The complaint alleged breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleged, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. On August 17, 2010, the court certified a class consisting of Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement).

On February 16, 2012, as a matter of litigation avoidance, we executed a Stipulation of Settlement and on June 4, 2012, the Court granted final approval of the settlement. The settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. During the second quarter of 2012, the monetary consideration of the settlement was funded by the Company and the insurance carriers into an escrow account established to fund claims made by class participants. The non-monetary consideration includes but is not limited to waivers and modifications of certain fees and payments of incentive fees. The Company accrued the amount that would be payable beyond carrier contributions in its financial results for the year ended December 31, 2011. The full amount of this settlement was subsequently accrued during the quarter ended June 30, 2012 as the amounts were funded by the insurance carriers and final court approval during that quarter.

Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al). The case, pending in the United States District Court for the Central District of California, arises from the relationship of two of the Company’s subsidiaries with a former Coldwell Banker Commercial franchisee, whose 40.5% shareholder allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities that were improperly sold. On March 26, 2012, the Court granted plaintiffs motion to certify a class as to all claims except for false advertising. On April 13, 2012, the court entered into an order stipulated by the parties to stay the case for 60 days while the parties pursue mediation. Our primary insurance carrier disclaimed coverage of either liability or defense costs. Two mediation sessions were held and at the end of the mediation session held on June 5, 2012, as a matter of litigation avoidance, we entered into a memorandum of understanding memorializing the principal terms of a settlement of this action. On July 19, 2012, we entered into a definitive settlement agreement. Substantially all of the settlement will be funded directly by the Company with only a modest contribution by its insurance carrier. The settlement is subject to court approval and other conditions and there can be no assurance that the court will grant such approval. The Company accrued for the settlement in June 2012.

Cendant Corporate Litigation

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.

***

The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which (1) there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable) and (2) the Company is able to estimate a range of reasonably possible loss, the Company estimates the range of reasonably possible losses to be between zero and $10 million at June 30, 2012.

Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants. As such, the Company could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on the Company’s financial condition, results of operations or cash flows in any particular period.

Tax Matters

The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.

Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport.

With respect to any remaining legacy Cendant tax liabilities, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.

Contingent Liability Letter of Credit

In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group in accordance with the Separation and Distribution Agreement. The synthetic letter of credit was utilized to support the Company’s payment obligations with respect to its share of Cendant contingent and other corporate liabilities. The stated amount of the standby irrevocable letter of credit is subject to periodic adjustment to reflect the then current estimate of Cendant contingent and other liabilities. The letter of credit was $70 million at June 30, 2012 and December 31, 2011. The standby irrevocable letter of credit will be terminated if (i) the Company’s senior unsecured credit rating is raised to BB by Standard and Poor’s or Ba2 by Moody’s or (ii) the aggregate value of the former parent contingent liabilities falls below $30 million.

Apollo Management Fee Agreement

In connection with the Merger, Apollo entered into a management fee agreement with the Company which allows Apollo Management VI, L.P. and its affiliates to provide certain management consulting services to the Company through the end of 2016 (subject to possible extension). The Company pays Apollo Management VI, L.P. an annual management fee for this service up to the sum of the greater of $15 million or 2.0% of the Company’s annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith. At June 30, 2012, the Company had $38 million accrued for the payment of Apollo Management VI, L.P. management fees, $15 million of which were paid in July 2012.

In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo Management VI, L.P. will receive a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Apollo waived any fees payable to it pursuant to the management fee agreement in connection with the 2011 Refinancing Transactions and 2012 Senior Secured Notes Offering. The Company has agreed to indemnify Apollo Management VI, L.P. and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the management fee agreement.

Escrow and Trust Deposits

As a service to the Company’s customers, it administers escrow and trust deposits which represent undisbursed amounts received for settlements of real estate transactions. With the passage of the Dodd-Frank Act in July 2010, deposits at FDIC-insured institutions are permanently insured up to $250 thousand. In addition, the Dodd-Frank Act temporarily provides unlimited coverage for non-interest-bearing transaction accounts from December 31, 2010 through December 31, 2012. These escrow and trust deposits totaled approximately $481 million and $272 million at June 30, 2012 and December 31, 2011, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Condensed Consolidated Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

10.	SEGMENT INFORMATION

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for secured assets and obligations) and income taxes, each of which is presented in the Company’s Condensed Consolidated Statements of Operations. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

	Revenues (a) (b)
	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Real Estate Franchise Services	$170	$160	$299	$278
Company Owned Real Estate Brokerage Services	994	884	1,611	1,471
Relocation Services	109	110	197	197
Title and Settlement Services	106	90	194	173
Corporate and Other (c)	(70)	(65)	(117)	(109)

Total Company	$1,309	$1,179	$2,184	$2,010

(a)	Revenues for the Real Estate Franchise Services segment include intercompany royalties and marketing fees paid by the Company Owned Real Estate Brokerage Services segment of $70 million and $117 million for the three and six months ended June 30, 2012, respectively, and $65 million and $109 million for the three and six months ended June 30, 2011, respectively. Transactions between segments are eliminated in consolidation. Such amounts are eliminated through the Corporate and Other line.
(b)	Revenues for the Relocation Services segment include intercompany referral and relocation fees paid by the Company Owned Real Estate Brokerage Services segment of $11 million and $18 million for the three and six months ended June 30, 2012, respectively, and $11 million and $18 million for the three and six months ended June 30, 2011, respectively. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.
(c)	Includes the elimination of transactions between segments.

	EBITDA (a) (b)
	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Real Estate Franchise Services	$99	$97	$160	$159
Company Owned Real Estate Brokerage Services	78	48	61	11
Relocation Services	30	32	34	42
Title and Settlement Services	14	12	16	14
Corporate and Other	(18)	(2)	(38)	(50)

Total Company	$203	$187	$233	$176

Less:
Depreciation and amortization	44	47	89	93
Interest expense, net	176	161	346	340
Income tax expense	8	1	15	2

Net loss attributable to Holdings	$(25)	$(22)	$(217)	$(259)

(a)	Includes $2 million of restructuring costs for the three months ended June 30, 2012, compared to $3 million of restructuring costs, offset by a net benefit of $12 million of former parent legacy items for the three months ended June 30, 2011.
(b)	Includes $5 million of restructuring costs and a $6 million loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items for the six months ended June 30, 2012, compared to $5 million of restructuring costs and a $36 million loss on the early extinguishment of debt, partially offset by a net benefit of $14 million of former parent legacy items for the six months ended June 30, 2011.

11.	GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following consolidating financial information presents the Condensed Consolidating Balance Sheets and Condensed Consolidating Statements of Operations and Cash Flows for: (i) Realogy Holdings Corp. (“Holdings”); (ii) its direct wholly owned subsidiary Domus Intermediate Holdings Corp. (“Intermediate”); (iii) its indirect wholly owned subsidiary, Realogy Corporation (“Realogy”); (iv) the guarantor subsidiaries of Realogy; (v) the non-guarantor subsidiaries of Realogy; (vi) elimination entries necessary to consolidate Holdings, Intermediate, Realogy and the guarantor and non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. The guarantor subsidiaries of Realogy are comprised of 100% owned entities. Guarantor and non-guarantor subsidiaries are 100% owned by Realogy, either directly or indirectly. All guarantees are full and unconditional and joint and several, subject to release under certain customary circumstances, including but not limited to: (i) the sale, disposition or other transfer of the capital stock of a Guarantor made in compliance with the provisions of the applicable indenture; (ii) the designation of a Guarantor as “Unrestricted Subsidiary” (as that term is defined in the applicable indenture); (iii) subject to certain exceptions, the release or discharge of a Guarantor’s guarantee of indebtedness under the Senior Secured Credit Facility; and (iv) Realogy’s exercise of legal defeasance or covenant defeasance in accordance with the applicable indenture. Non-guarantor entities are comprised of securitization entities, foreign subsidiaries, unconsolidated entities, insurance underwriter subsidiaries and qualified foreign holding corporations. The guarantor and non-guarantor financial information is prepared using the same basis of accounting as the consolidated financial statements except for the investments in consolidated subsidiaries which are accounted for using the equity method.

Condensed Consolidating Statement of Operations and Comprehensive Loss

Three Months Ended June 30, 2012

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$983	$—	$—	$983
Service revenue	—	—	—	143	65	—	208
Franchise fees	—	—	—	76	—	—	76
Other	—	—	—	40	2	—	42

Net revenues	—	—	—	1,242	67	—	1,309

Expenses
Commission and other agent-related costs	—	—	—	662	—	—	662
Operating	—	—	—	280	45	—	325
Marketing	—	—	—	51	1	—	52
General and administrative	—	—	18	57	4		79
Restructuring costs	—	—	—	2	—	—	2
Depreciation and amortization	—	—	3	41	—	—	44
Interest expense, net	—	—	175	1	—	—	176
Intercompany transactions	—	—	1	(1)	—	—	—

Total expenses	—	—	197	1,093	50	—	1,340

Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(197)	149	17	—	(31)
Income tax expense (benefit)	—	—	(66)	64	10	—	8
Equity in earnings of unconsolidated entities	—	—	—	—	(15)	—	(15)
Equity in (earnings) losses of subsidiaries	25	25	(106)	(21)	—	77	—

Net income (loss)	(25)	(25)	(25)	106	22	(77)	(24)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)

Net income (loss) attributable to Holdings	$(25)	$(25)	$(25)	$106	$21	$(77)	$(25)

Comprehensive income (loss) attributable to Holdings	$(24)	$(24)	$(24)	$106	$20	$(78)	$(24)

Condensed Consolidating Statement of Operations and Comprehensive Loss

Three Months Ended June 30, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$873	$—	$—	$873
Service revenue	—	—	—	130	62	—	192
Franchise fees	—	—	—	70	—	—	70
Other	—	—	—	42	2	—	44

Net revenues	—	—	—	1,115	64	—	1,179

Expenses
Commission and other agent-related costs	—	—	—	577	—	—	577
Operating	—	—	—	273	44	—	317
Marketing	—	—	—	53	1	—	54
General and administrative	—	—	13	39	4	—	56
Former parent legacy costs (benefit), net	—	—	(12)	—	—	—	(12)
Restructuring costs	—	—	—	3	—	—	3
Depreciation and amortization	—	—	3	44	—	—	47
Interest expense, net	—	—	160	1	—	—	161
Intercompany transactions	—	—	1	(1)	—	—	—

Total expenses	—	—	165	989	49	—	1,203

Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(165)	126	15	—	(24)
Income tax expense (benefit)	—	—	(50)	46	5	—	1
Equity in earnings of unconsolidated entities	—	—	—	—	(4)	—	(4)
Equity in (earnings) losses of subsidiaries	22	22	(93)	(13)	—	62	—

Net income (loss)	(22)	(22)	(22)	93	14	(62)	(21)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)

Net income (loss) attributable to Holdings	$(22)	$(22)	$(22)	$93	$13	$(62)	$(22)

Comprehensive income (loss) attributable to Holdings	$(22)	$(22)	$(22)	$93	$13	$(62)	$(22)

Condensed Consolidating Statement of Operations and Comprehensive Loss

Six Months Ended June 30, 2012

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$1,589	$—	$—	$1,589
Service revenue	—	—	—	252	128	—	380
Franchise fees	—	—	—	130	—	—	130
Other	—	—	—	83	2	—	85

Net revenues	—	—	—	2,054	130	—	2,184

Expenses
Commission and other agent-related costs	—	—	—	1,064	—	—	1,064
Operating	—	—	—	549	94	—	643
Marketing	—	—	—	102	1	—	103
General and administrative	—	—	35	114	7		156
Former parent legacy costs (benefit), net	—	—	(3)	—	—	—	(3)
Restructuring costs	—	—	—	5	—	—	5
Depreciation and amortization	—	—	5	83	1	—	89
Interest expense, net	—	—	343	3	—	—	346
Loss on the early extinguishment of debt	—	—	6	—	—	—	6
Other (income)/expense, net	—	—	—	1	—	—	1
Intercompany transactions	—	—	2	(2)	—	—	—

Total expenses	—	—	388	1,919	103	—	2,410

Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(388)	135	27	—	(226)
Income tax expense (benefit)	—	—	(60)	58	17	—	15
Equity in earnings of unconsolidated entities	—	—	—	—	(25)	—	(25)
Equity in (earnings) losses of subsidiaries	217	217	(111)	(34)	—	(289)	—

Net income (loss)	(217)	(217)	(217)	111	35	289	(216)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)

Net income (loss) attributable to Holdings	$(217)	$(217)	$(217)	$111	$34	$289	$(217)

Comprehensive income (loss) attributable to Holding	$(214)	$(214)	$(214)	$111	$35	$282	$(214)

Condensed Consolidating Statement of Operations and Comprehensive Loss

Six Months Ended June 30, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$1,448	$—	$—	$1,448
Service revenue	—	—	—	235	121	—	356
Franchise fees	—	—	—	121	—	—	121
Other	—	—	—	82	3	—	85

Net revenues	—	—	—	1,886	124	—	2,010

Expenses
Commission and other agent-related costs	—	—	—	951	—	—	951
Operating	—	—	—	547	88	—	635
Marketing	—	—	—	96	1	—	97
General and administrative	—	—	28	92	7	—	127
Former parent legacy costs (benefit), net	—	—	(14)	—	—	—	(14)
Restructuring costs	—	—	—	5	—	—	5
Depreciation and amortization	—	—	4	88	1	—	93
Interest expense, net	—	—	337	3	—	—	340
Loss on the early extinguishment of debt	—	—	36	—	—	—	36
Intercompany transactions	—	—	2	(2)	—	—	—

Total expenses	—	—	393	1,780	97	—	2,270

Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(393)	106	27	—	(260)
Income tax expense (benefit)	—	—	(45)	39	8	—	2
Equity in earnings of unconsolidated entities	—	—	—	—	(4)	—	(4)
Equity in (earnings) losses of subsidiaries	259	259	(89)	(22)	—	(407)	—

Net income (loss)	(259)	(259)	(259)	89	23	407	(258)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)

Net income (loss) attributable to Holdings	$(259)	$(259)	$(259)	$89	$22	$407	$(259)

Comprehensive income (loss) attributable to Holdings	$(248)	$(248)	$(248)	$89	$23	$384	$(248)

Condensed Consolidating Balance Sheet

June 30, 2012

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$86	$56	$(6)	$138
Trade receivables, net	—	—	—	103	44	—	147
Relocation receivables	—	—	—	34	385	—	419
Relocation properties held for sale	—	—	—	10	—	—	10
Deferred income taxes	—	—	8	53	(2)	—	59
Intercompany note receivable	—	—	—	91	20	(111)	—
Other current assets	1	—	9	67	20	—	97

Total current assets	1	—	19	444	523	(117)	870
Property and equipment, net	—	—	16	133	2	—	151
Goodwill	—	—	—	3,303	—	—	3,303
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	1,663	—	—	1,663
Other intangibles, net	—	—	—	418	—	—	418
Other non-current assets	—	—	71	84	70	—	225
Investment in subsidiaries	(1,712)	(1,712)	8,328	206	—	(5,110)	—

Total assets	$(1,711)	$(1,712)	$8,434	$6,983	$595	$(5,227)	$7,362

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$27	$182	$11	$(6)	$214
Securitization obligations	—	—	—	—	267	—	267
Intercompany note payable	—	—	—	20	91	(111)	—
Due to former parent	—	—	76	—	—	—	76
Revolving credit facilities and current portion of long-term debt	—	—	159	50	5	—	214
Accrued expenses and other current liabilities	—	—	234	314	35	—	583
Intercompany payables	1	—	2,304	(2,261)	(44)	—	—

Total current liabilities	1	—	2,800	(1,695)	365	(117)	1,354
Long-term debt	—	—	7,121	—	—	—	7,121
Deferred income taxes	—	—	(600)	1,027	(1)	—	426
Other non-current liabilities	—	—	96	52	25	—	173
Intercompany liabilities	—	—	729	(729)	—	—	—

Total liabilities	1	—	10,146	(1,345)	389	(117)	9,074

Total equity (deficit)	(1,712)	(1,712)	(1,712)	8,328	206	(5,110)	(1,712)

Total liabilities and equity (deficit)	$(1,711)	$(1,712)	$8,434	$6,983	$595	$(5,227)	$7,362

Condensed Consolidating Balance Sheet

December 31, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$80	$67	$(6)	$143
Trade receivables, net	—	—	—	75	45	—	120
Relocation receivables	—	—	—	14	364	—	378
Relocation properties held for sale	—	—	—	11	—	—	11
Deferred income taxes	—	—	14	53	(1)	—	66
Intercompany note receivable	—	—	—	6	19	(25)	—
Other current assets	—	—	8	64	16	—	88

Total current assets	—	—	24	303	510	(31)	806
Property and equipment, net	—	—	17	145	3	—	165
Goodwill	—	—	—	3,299	—	—	3,299
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	1,697	—	—	1,697
Other intangibles, net	—	—	—	439	—	—	439
Other non-current assets	—	—	68	85	59	—	212
Investment in subsidiaries	(1,499)	(1,499)	8,216	181	—	(5,399)	—

Total assets	$(1,499)	$(1,499)	$8,325	$6,881	$572	$(5,430)	$7,350

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$22	$158	$10	$(6)	$184
Securitization obligations	—	—	—	—	327	—	327
Intercompany note payable	—	—	—	19	6	(25)	—
Due to former parent	—	—	80	—	—	—	80
Revolving credit facilities and current portion of long-term debt	—	—	267	50	8	—	325
Accrued expenses and other current liabilities	—	—	202	282	36	—	520
Intercompany payables	—	—	2,222	(2,203)	(19)	—	—

Total current liabilities	—	—	2,793	(1,694)	368	(31)	1,436
Long-term debt	—	—	6,825	—	—	—	6,825
Deferred income taxes	—	—	(604)	1,025	—	—	421
Other non-current liabilities	—	—	83	61	23	—	167
Intercompany liabilities	—	—	727	(727)	—	—	—

Total liabilities	—	—	9,824	(1,335)	391	(31)	8,849

Total equity (deficit)	(1,499)	(1,499)	(1,499)	8,216	181	(5,399)	(1,499)

Total liabilities and equity (deficit)	$(1,499)	$(1,499)	$8,325	$6,881	$572	$(5,430)	$7,350

Condensed Consolidating Statement of Cash Flows

Six Months Ended June 30, 2012

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(342)	$236	$22	$(9)	$(93)

Investing Activities
Property and equipment additions			(2)	(17)			(19)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(4)	—	—	(4)
Purchases of certificates of deposit, net	—	—	—	(4)	—	—	(4)
Change in restricted cash	—	—	—	—	(3)	—	(3)
Intercompany note receivable	—	—	—	(85)	—	85	—
Other, net	—	—	—	—	—	—	—

Net cash provided by (used in) investing activities	—	—	(2)	(110)	(3)	85	(30)

Financing Activities
Net change in revolving credit facilities	—	—	(91)	—	(3)	—	(94)
Repayments of term loan credit facility	—	—	(640)	—	—	—	(640)
Proceeds from issuance of First Lien Notes	—	—	593	—	—	—	593
Proceeds from issuance of First and a Half Lien Notes	—	—	325	—	—	—	325
Net change in securitization obligations	—	—	—	—	(61)	—	(61)
Debt issuance costs	—	—	(2)	—	(1)	—	(3)
Intercompany dividend	—	—	—	—	(9)	9	—
Intercompany note payable	—	—	—	—	85	(85)	—
Intercompany transactions	—	—	155	(116)	(39)	—	—
Other, net	—	—	4	(4)	(2)	—	(2)

Net cash provided by (used in) financing activities	—	—	344	(120)	(30)	(76)	118

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	—	—	—	6	(11)	—	(5)
Cash and cash equivalents, beginning of period	—	—	2	80	67	(6)	143

Cash and cash equivalents, end of period	$—	$—	$2	$86	$56	$(6)	$138

Condensed Consolidating Statement of Cash Flows

Six Months Ended June 30, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(347)	$142	$14	$(3)	$(194)

Investing Activities
Property and equipment additions	—	—	(2)	(22)	(1)	—	(25)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(4)	—	—	(4)
Proceeds from certificates of deposit, net	—	—	—	—	9	—	9
Change in restricted cash	—	—	—	—	1	—	1
Intercompany note receivable	—	—	—	(18)	—	18	—
Other, net	—	—	—	(5)	—	—	(5)

Net cash provided by (used in) investing activities	—	—	(2)	(49)	9	18	(24)

Financing Activities
Net change in revolving credit facilities	—	—	130	(5)	—	—	125
Proceeds from term loan extension	—	—	98	—	—	—	98
Repayments of term loan credit facility	—	—	(703)	—	—	—	(703)
Proceeds from issuance of First and a Half Lien Notes	—	—	700	—	—	—	700
Net change in securitization obligations	—	—	—	—	(4)	—	(4)
Debt issuance costs	—	—	(34)	—	—	—	(34)
Intercompany dividend	—	—	—	—	(4)	4	—
Intercompany note payable	—	—	—	—	18	(18)	—
Intercompany transactions	—	—	94	(77)	(17)	—	—
Other, net	—	—	(1)	(5)	3	—	(3)

Net cash provided by (used in) financing activities	—	—	284	(87)	(4)	(14)	179

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	1	—	1
Net increase (decrease) in cash and cash equivalents	—	—	(65)	6	20	1	(38)
Cash and cash equivalents, beginning of period	—	—	69	74	51	(2)	192

Cash and cash equivalents, end of period	$—	$—	$4	$80	$71	$(1)	$154

12.	SUBSEQUENT EVENTS

Convertible Notes Letter Agreements

On September 4, 2012, the Company entered into letter agreements (the “Agreements”) with certain holders of its Convertible Notes, including RCIV Holdings, an affiliate of the Company’s controlling stockholder, (collectively , the “Significant Holders”), which as of September 4, 2012, together held approximately $1.9 billion of the total approximately $2.1 billion aggregate principal amount of the Convertible Notes.

Under the terms of the Agreements, each Significant Holder has agreed (i) not to transfer their respective Convertible Notes from the date of the agreement, (ii) to enter into a lock-up agreement with the underwriters in the IPO (covering all shares of common stock that each such Significant Holder owns) for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement, and (iii) to convert all of their respective Convertible Notes substantially concurrently with the closing of the IPO.

In return, each Significant Holder will receive (i) 0.125 shares of common stock for each share of common stock issued upon conversion of their Convertible Notes and (ii) a cash payment equal to approximately $105 million, or $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted.

The Company also entered into letter agreements (the “Letter Agreements”) with other eligible holders (collectively the “Other Holders”) of Convertible Notes who, as of September 4, 2012, together held approximately $127 million aggregate principal amount of such Convertible Notes.

Under the terms of the Letter Agreements, each Other Holder can elect (i) not to transfer their respective Convertible Notes from the date of the agreement (subject to certain exceptions pursuant to the terms of the lock-up agreements) and (ii) to enter into a lock-up agreement with the underwriters in the IPO (covering all shares of common stock that it owns) for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement.

In return, each Other Holder will receive 0.125 shares of common stock for each share of common stock issued upon conversion of their Convertible Notes. The Other Holders are under no obligation to convert their Convertible Notes but are not entitled to receive the additional shares of common stock except in the event of conversion of their Convertible Notes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Realogy Holdings Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows present fairly, in all material respects, the financial position of Realogy Holdings Corp. (formerly known as Domus Holdings Corp.) and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16 (b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 126. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

March 2, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse stock split and the NRT franchise agreement matter as described in Note 1, as to which the date is September 27, 2012

REALOGY HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Year Ended December 31,
	2011	2010	2009
Revenues
Gross commission income	$2,926	$2,965	$2,886
Service revenue	752	700	621
Franchise fees	256	263	273
Other	159	162	152

Net revenues	4,093	4,090	3,932

Expenses
Commission and other agent-related costs	1,932	1,932	1,850
Operating	1,270	1,241	1,263
Marketing	185	179	161
General and administrative	254	238	250
Former parent legacy costs (benefit), net	(15)	(323)	(34)
Restructuring costs	11	21	70
Merger costs	1	1	1
Depreciation and amortization	186	197	194
Interest expense/(income), net	666	604	583
Loss (gain) on the early extinguishment of debt	36	—	(75)
Other (income)/expense, net	—	(6)	3

Total expenses	4,526	4,084	4,266

Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(334)
Income tax expense (benefit)	32	133	(50)
Equity in (earnings) losses of unconsolidated entities	(26)	(30)	(24)

Net loss	(439)	(97)	(260)
Less: Net income attributable to noncontrolling interests	(2)	(2)	(2)

Net loss attributable to Realogy Holdings	$(441)	$(99)	$(262)

Earnings (loss) per share attributable to Realogy Holdings:
Basic loss per share:	(55.01)	(12.35)	(32.71)
Diluted loss per share:	(55.01)	(12.35)	(32.71)
Weighted average common and common equivalent shares of Realogy Holdings outstanding:
Basic:	8.0	8.0	8.0
Diluted:	8.0	8.0	8.0

See Notes to Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In millions)

	Year Ended December 31,
	2011	2010	2009
Net loss	$(439)	$(97)	$(260)
Currency Translation Adjustment	(1)	—	3

Defined Benefit Pension Plan:
Actuarial loss for pension plan	(24)	(7)	(4)
Less: amortization of actuarial loss to periodic pension cost	(3)	(2)	(2)

Defined benefit pension plan	(21)	(5)	(2)

Cash Flow Hedges:
Unrealized loss on interest rate hedges	—	(11)	(10)
Less: interest rate hedge losses to interest expense	(1)	(19)	(23)
Less: de-designation of interest rate hedges to interest expense	(17)	—	—

Cash flow hedges	18	8	13

Other comprehensive income (loss), before tax	(4)	3	14
Income tax expense (benefit) related to items of other comprehensive income	(2)	1	—

Other comprehensive income (loss), net of tax	(2)	2	14

Comprehensive loss	(441)	(95)	(246)
Less: comprehensive income attributable to noncontrolling interests	(2)	(2)	(2)

Comprehensive loss attributable to Realogy Holdings	$(443)	$(97)	$(248)

See Notes to Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In millions)

	Revised December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$143	$192
Trade receivables (net of allowance for doubtful accounts of $64 and $67)	120	114
Relocation receivables	378	386
Relocation properties held for sale	11	21
Deferred income taxes	66	76
Other current assets	88	109

Total current assets	806	898
Property and equipment, net	165	186
Goodwill	3,299	3,296
Trademarks	732	732
Franchise agreements, net	1,697	1,764
Other intangibles, net	439	478
Other non-current assets	212	215

Total assets	$7,350	$7,569

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$184	$203
Securitization obligations	327	331
Due to former parent	80	104
Revolving credit facility and current portion of long-term debt	325	194
Accrued expenses and other current liabilities	520	525

Total current liabilities	1,436	1,357
Long-term debt	6,825	6,698
Deferred income taxes	421	414
Other non-current liabilities	167	163

Total liabilities	8,849	8,632

Commitments and contingencies (Notes 13 and 14)
Equity (deficit):
Realogy Holdings common stock: $.01 par value; 178,000,000 shares authorized, 4,200 Class A shares outstanding, 8,017,080 Class B shares outstanding at December 31, 2011 and 8,017,240 Class B shares outstanding at December 31, 2010	—	—
Additional paid-in capital	2,033	2,026
Accumulated deficit	(3,502)	(3,061)
Accumulated other comprehensive loss	(32)	(30)

Total Realogy Holdings stockholders’ deficit	(1,501)	(1,065)

Noncontrolling interests	2	2

Total equity (deficit)	(1,499)	(1,063)

Total liabilities and equity (deficit)	$7,350	$7,569

See Notes to Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2011	2010	2009
Operating Activities
Net loss	$(439)	$(97)	$(260)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	186	197	194
Deferred income taxes	18	131	(59)
Amortization and write-off of deferred financing costs and discount on unsecured notes	18	30	29
Loss (gain) on the early extinguishment of debt	36	—	(75)
De-designation of interest rate hedge	17	—	—
Equity in earnings of unconsolidated entities	(26)	(30)	(24)
Other adjustments to net loss	12	20	43
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(6)	(9)	40
Relocation receivables and advances	8	(27)	442
Relocation properties held for sale	9	43	22
Other assets	3	(6)	19
Accounts payable, accrued expenses and other liabilities	(23)	30	26
Due (to) from former parent	(23)	(403)	(48)
Other, net	18	3	(8)

Net cash (used in) provided by operating activities	(192)	(118)	341

Investing Activities
Property and equipment additions	(49)	(49)	(40)
Net assets acquired (net of cash acquired) and acquisition-related payments	(6)	(17)	(5)
Net proceeds from sale of assets	—	5	—
Proceeds from (purchase of) certificates of deposit, net	5	(9)	—
Change in restricted cash	6	—	(2)
Other, net	(5)	—	—

Net cash used in investing activities	(49)	(70)	(47)

Financing Activities
Net change in revolving credit facilities	145	142	(515)
Proceeds from issuance of First and a Half Lien Notes	700	—	—
Proceeds from term loan extension	98	—	—
Proceeds from issuance of Second Lien Loans	—	—	500
Repayments of term loan credit facility	(706)	(32)	(32)
Repayment of prior securitization obligations	(299)	—	—
Proceeds from new securitization obligations	295	—	—
Net change in securitization obligations	—	27	(410)
Debt issuance costs	(35)	—	(11)
Other, net	(6)	(13)	(11)

Net cash provided by (used in) financing activities	192	124	(479)
Effect of changes in exchange rates on cash and cash equivalents	—	1	3

Net decrease in cash and cash equivalents	(49)	(63)	(182)
Cash and cash equivalents, beginning of period	192	255	437

Cash and cash equivalents, end of period	$143	$192	$255

Supplemental Disclosure of Cash Flow Information
Interest payments (including securitization interest expense)	$608	$550	$487
Income tax payments, net	3	7	6

See Notes to Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In millions)

	Realogy Holdings Stockholders’ Equity - Revised
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Equity (Deficit)
	Shares	Amount
Balance at January 1, 2009	8.0	$—	$2,013	$(2,700)	$(46)	$2	$(731)
Net loss	—	—	—	(262)	—	2	(260)
Other comprehensive income	—	—	—	—	14	—	14
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)

Balance at December 31, 2009	8.0	$—	$2,020	$(2,962)	$(32)	$2	$(972)

Net loss	—	$—	$—	$(99)	$—	$2	$(97)
Other comprehensive income	—	—	—	—	2	—	2
Stock-based compensation	—	—	6	—	—	—	6
Dividends	—	—	—	—	—	(2)	(2)

Balance at December 31, 2010	8.0	$—	$2,026	$(3,061)	$(30)	$2	$(1,063)

Net loss	—	$—	$—	$(441)	$—	$2	$(439)
Other comprehensive loss	—	—	—	—	(2)	—	(2)
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)

Balance at December 31, 2011	8.0	$—	$2,033	$(3,502)	$(32)	$2	$(1,499)

See Notes to Consolidated Financial Statements.

REALOGY HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.	BASIS OF PRESENTATION

Realogy Holdings Corp., a Delaware corporation (“Holdings”), formerly known as Domus Holdings Corp. is a holding company for its wholly owned subsidiary, Domus Intermediate Holdings Corp. (“Intermediate”). Intermediate is a holding company for its wholly owned subsidiary, Realogy Corporation, a Delaware corporation (“Realogy”), and its subsidiaries (Holdings, Intermediate and Realogy and its subsidiaries being referred to herein collectively as the “Company”). Holdings derives all of its operating income and cash flows from Realogy and its subsidiaries.

Holdings was incorporated on December 14, 2006. On December 15, 2006, Holdings and its wholly owned subsidiary Domus Acquisition Corp., entered into an agreement and plan of merger (the “Merger”) with Realogy which was consummated on April 10, 2007 with Holdings becoming the indirect parent company of Realogy. Holdings is owned by investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an entity affiliated with Apollo Management, L.P. (collectively referred to as “Apollo”) and members of the Company’s management. As of December 31, 2011 and 2010, all of Realogy’s issued and outstanding common stock was currently owned by Intermediate, a direct wholly-owned subsidiary of Holdings.

Realogy is a global provider of real estate and relocation services. Realogy was incorporated on January 27, 2006 to facilitate a plan by Cendant Corporation (now known as Avis Budget Group, Inc.) to separate into four independent companies—one for each of Cendant’s business units—real estate services or Realogy, travel distribution services (“Travelport”), hospitality services including timeshare resorts (“Wyndham Worldwide”), and vehicle rental (“Avis Budget Group”). On July 31, 2006, the separation (“Separation”) from Cendant became effective.

The accompanying financial statements comprise the consolidated financial statements of Holdings. Holdings’ only asset is its investment in the common stock of Intermediate, and Intermediate’s only asset is its investment in the common stock of Realogy. Holdings’ only obligations are its guarantees of certain borrowings of Realogy. All expenses incurred by Holdings and Intermediate are for the benefit of Realogy and have been reflected in Realogy’s consolidated financial statements. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

NRT Franchise Agreement - Revision of Prior Period Financial Statements

In connection with the preparation of the Registration Statement, the Company identified and corrected an error in the manner in which it had allocated the purchase price paid by Apollo subsequent to their 2007 acquisition. Specifically, the Company inappropriately identified the discounted cash flows generated from the Real Estate Franchise Services franchise agreement with NRT as a separately identifiable indefinite lived intangible asset. The Company concluded that the value ascribed to this agreement should have been attributed to the Real Estate Franchise Services business unit as goodwill. Accordingly, the Company corrected its error through the elimination of the Real Estate Franchise Services franchise agreement with NRT intangible asset and increased the value associated with its goodwill, which resulted in a concurrent decrease in its deferred tax liability. In accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company assessed the materiality of the error and concluded that the error was not material to any of its previously issued financial statements. This non-cash error had no impact to the Company’s consolidated statement of operations or cash flows for any of the periods presented in these financial statements.

The following table presents the effect the revision had on the Consolidated Balance Sheet at December 31, 2011 and 2010:

	December 31, 2011
	(in millions)
	As Previously Reported	Adjustment	As Revised
Goodwill	$2,614	$685	$3,299
Franchise agreements, net	2,842	(1,145)	1,697
Total Assets	7,810	(460)	7,350
Deferred income taxes	890	(469)	421
Total Liabilities	9,318	(469)	8,849
Accumulated deficit	(3,511)	9	(3,502)
	December 31, 2010
	(in millions)
	As Previously Reported	Adjustment	As Revised
Goodwill	$2,611	$685	$3,296
Franchise agreements, net	2,909	(1,145)	1,764
Total Assets	8,029	(460)	7,569
Deferred income taxes	883	(469)	414
Total Liabilities	9,101	(469)	8,632
Accumulated deficit	(3,070)	9	(3,061)

Amendments to Certificate of Incorporation; Reverse Stock Split:

On September 11, 2012, the Board of Directors approved an amendment to its Certificate of Incorporation to effect a change in the name of the Company to Realogy Holdings Corp., to amend and restate its authorized capital stock and to approve a reverse stock split of the Company’s Class A and Class B Common Stock at a ratio of 1 to 25 (the “Reverse Stock Split”). On the same day, the stockholders of the Company approved the foregoing amendments to the Company’s Certificate of Incorporation.

On September 27, 2012, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect the change in authorized capital stock, the Reverse Stock Split and the name change. The Certificate of Amendment provides that the Reverse Stock Split became effective upon filing, at which time every twenty five (25) issued and outstanding shares of the Company’s Class A Common Stock and Class B Common Stock were automatically combined into one (1) issued and outstanding share of the respective class of the Company’s Common Stock, without any change in par value. Immediately following the Reverse Stock Split, there were 4,200 shares of Class A Common Stock issued and outstanding and 8,017,080 shares of Class B Common stock issued and outstanding. The Company did not issue any fractional shares in connection with the Reverse Stock Split, but rounded those shares up to the next whole share. Pursuant to the terms of the Convertible Notes, the stated conversion rates applicable to each series of Convertible Notes were adjusted to reflect the Reverse Stock Split. In addition, pursuant to the terms of the 2007 Stock Incentive Plan, the number of shares reserved there under, as well as the number of options outstanding and their stated exercise prices, was adjusted to reflect the Reverse Stock Split. All amounts and per share data presented in the accompanying consolidated financial statements and related notes give retroactive effect to the Reverse Stock Split for all periods presented.

Business Description

The Company reports its operations in the following business segments:

•

Real Estate Franchise Services (known as Realogy Franchise Group or RFG)—franchises the Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate brand names. As of December 31, 2011, the Company’s franchise system had approximately 14,000 franchised and company owned offices and 245,800 independent sales associates operating under the Company’s brands in the U.S. and 100 other countries and territories around the world, which included approximately 725 company owned and operated brokerage offices with approximately 42,100 independent sales associates.

•

Company Owned Real Estate Brokerage Services (known as NRT)—operates a full-service real estate brokerage business principally under the Coldwell Banker®, ERA®, Corcoran Group® and Sotheby’s International Realty® brand names. In addition, the Company operates a large independent real estate owned (“REO”) residential asset manager, which focuses on bank-owned properties.

•

Relocation Services (known as Cartus)—primarily offers clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training, and group move management services.

•

Title and Settlement Services (known as Title Resource Group or TRG)—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business.

2012 Senior Secured Notes Offering

On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.

The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.

Additionally, the Senior Secured Credit Facility Amendment provides that the First and a Half Lien Notes will not constitute senior secured debt for purposes of calculating the senior secured leverage ratio maintenance covenant under our senior secured credit facility. This facility requires Realogy to maintain a senior secured leverage ratio of total senior secured net debt to trailing 12-month Adjusted EBITDA (as defined in Note 8, “Short and Long-Term Debt”), that may not exceed 4.75 to 1.0. Realogy was in compliance with the senior secured leverage covenant with a senior secured leverage ratio of 4.44 to 1.0 at December 31, 2011. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011. See Note 20 “Subsequent Events” for additional information related to the 2012 Senior Secured Notes Offering.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

Effective January 1, 2010, the Company adopted FASB’s amended guidance on the consolidation of Variable Interest Entities (“VIE”), in which the Company consolidates a VIE for which it is the primary beneficiary with a controlling financial interest. Also, the Company consolidates an entity not deemed a VIE if its ownership, direct or indirect, exceeds 50% of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling interest (financial or operating), the investments in such entities are accounted for using the equity or cost method, as appropriate. The Company applies the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee. The Company uses the cost method for all other investments.

Effective January 1, 2009, the Company adopted the FASB’s new guidance on noncontrolling interests which established requirements for ownership interests in subsidiaries held by parties other than the Company (“noncontrolling interest”) be clearly identified, presented and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity. The presentation and disclosure requirements in the guidance were applied retrospectively to comparative financial statements.

USE OF ESTIMATES

In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ materially from those estimates.

REVENUE RECOGNITION

Real Estate Franchise Services

The Company franchises its real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. The Company provides operational and administrative services and systems to franchisees, which include national and local advertising programs, systems and tools that are designed to help the Company’s franchisees serve their customers and attract new or retain existing independent sales associates, training and volume purchasing discounts through the Company’s preferred vendor program. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. The royalty received is primarily based on a percentage of the franchisee’s gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and recognized by the Company as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). The Company also earns marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees.

Company Owned Real Estate Brokerage Services

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue on a gross basis upon the closing of a real estate transaction (i.e., purchase or sale of a home), which are referred to as gross commission income. The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as commission and other agent-related costs line item on the accompanying Consolidated Statements of Operations.

Relocation Services

The Company provides relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the client), expense processing, arranging household goods moving services, home-finding and other related services. The Company earns revenues from fees charged to clients for the performance and/or facilitation of these services and recognizes such revenue as services are provided, except for limited instances in which the Company assumes the risk of loss on the sale of a transferring employee’s home (“at-risk”). In such cases, revenues are recorded as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client. However, there are limited instances in which the Company assumes the risk of loss. Under “at-risk” contracts the Company records the value of the home on its Consolidated Balance Sheets within the relocation properties held for sale line item at the lower of cost or net realizable value less estimated direct costs to sell. The difference between the actual purchase price and proceeds received on the sale of the home is recorded within operating expenses on the Company’s Consolidated Statements of Operations and the gain or loss was not material for any period presented. The aggregate selling price of such homes was $123 million, $170 million and $45 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Additionally, the Company generally earns interest income on the funds it advances on behalf of the transferring employee, which is recorded within other revenue (as is the corresponding interest expense on the securitization obligations) in the accompanying Consolidated Statements of Operations. The Company also earns referral revenue from real estate brokers, which is recognized at the time the underlying property closes, and revenues from other third-party service providers where the Company earns a referral fee or commission, which is recognized at the time of completion of services.

Title and Settlement Services

The Company provides title and closing services, which include title search procedures for title insurance policies, homesale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes. The Company also owns an underwriter of title insurance. For independent title agents, the underwriter recognizes policy premium revenue on a gross basis (before deduction of agent commission) upon notice of policy issuance from the agent. For affiliated title agents, the underwriter recognizes the incremental policy premium revenue upon the effective date of the title policy as the agent commission revenue is already recognized by the affiliated title agent.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company estimates the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments and includes specific accounts for which payment has become unlikely. The process by which the Company calculates the allowance begins in the individual business units where specific problem accounts are identified and reserved primarily based upon the age profile of the receivables and specific payment issues.

ADVERTISING EXPENSES

Advertising costs are generally expensed in the period incurred. Advertising expenses, recorded within the marketing expense line item on the Company’s Consolidated Statements of Operations, were approximately $164 million, $156 million and $161 million for the years ended December 31, 2011, 2010 and 2009, respectively.

INCOME TAXES

The Company’s operations were included in the consolidated federal tax return of Cendant up to the date of Separation. In addition, the Company filed consolidated and unitary state income tax returns with Cendant in jurisdictions where required or permitted. The income taxes associated with the Company’s inclusion in Cendant’s consolidated federal and state income tax returns are included in the due to former parent line item on the accompanying Consolidated Balance Sheets.

The Company’s provision for income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company. Certain tax assets and liabilities of the Company may be adjusted in connection with the finalization of income tax audits.

The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax balances will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes.

CASH AND CASH EQUIVALENTS

The Company considers highly-liquid investments with remaining maturities not exceeding three months at the date of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash primarily relates to amounts specifically designated as collateral for the repayment of outstanding borrowings under the Company’s securitization facilities. Such amounts approximated $7 million and $13 million at December 31, 2011 and 2010, respectively and are primarily included within Other current assets on the Company’s Consolidated Balance Sheets.

DERIVATIVE INSTRUMENTS

The Company records derivatives and hedging activities on the balance sheet at their respective fair values. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship.

The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables. The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected to not utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge.

The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has three interest rate swaps with an aggregate notional value of $650 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expires in July 2012, the second swap, with a notional value of $200 million, expires in December 2012 and the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating

LIBOR rate based payments) to perform this hedging strategy. As of December 31, 2011, the Company has elected to not utilize hedge accounting for these interest rate swaps; therefore, any change in fair value is recorded in the Consolidated Statements of Operations.

INVESTMENTS

At December 31, 2011 and 2010, the Company had various equity method investments aggregating $54 million and $48 million, respectively, which are primarily recorded within Other non-current assets on the accompanying Consolidated Balance Sheets. Included in such investments is a 49.9% interest in PHH Home Loans, a mortgage origination venture formed in 2005. This venture enables the Company to participate in the earnings generated from mortgages originated by customers of its real estate brokerage and relocation businesses. The Company’s maximum exposure to loss with respect to its investment in PHH Home Loans is limited to its equity investment of $47 million at December 31, 2011. See Note 13, “Separation Adjustments, Transactions with Former Parent and Subsidiaries and Related Parties” for a more detailed description of the Company’s relationship with PHH Home Loans.

PROPERTY AND EQUIPMENT

Property and equipment (including leasehold improvements) are initially recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are 30 years for buildings, up to 20 years for leasehold improvements, and from 3 to 7 years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use which commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, from 3 to 10 years, when such software is substantially ready for use. The net carrying value of software developed or obtained for internal use was $67 million and $76 million at December 31, 2011 and 2010, respectively.

IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

The Company assesses goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs its required annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. Each of the Company’s operating segments represents a reporting unit.

The Company assesses goodwill for impairment by first comparing the carrying value of each reporting unit to its fair value using the present value of expected future cash flows. If the fair value is less than the carrying value, then the Company would perform a second test for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting units utilizing the Company’s best estimate of future revenues, operating expenses, cash flows, market and general economic conditions as well as assumptions that it believes marketplace participants would utilize, including discount rates, cost of capital, and long term growth rates. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Other indefinite-lived intangible assets are tested for impairment and written down to fair value.

During the fourth quarter of 2011, 2010 and 2009, the Company performed its annual impairment analysis of goodwill and unamortized intangible assets. Based upon the analysis performed, there was no impairment. Management evaluated the effect of lowering the estimated fair value for each of the reporting units by 10% and determined that no impairment of goodwill would have been recognized under this evaluation for 2011, 2010 or 2009.

The Company evaluates the recoverability of its other long-lived assets, including amortizable intangible assets, if circumstances indicate an impairment may have occurred. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each business unit. If such analysis indicates that the carrying value of these assets is not recoverable, then the carrying value of such assets is reduced to fair value through a charge to the Company’s Consolidated Statements of Operations. There were no impairments relating to other long-lived assets, including amortizable intangible assets, during 2011, 2010 or 2009.

SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash transactions in 2011, 2010 and 2009 included the Company’s election to satisfy the interest payment obligation by issuing $3 million, $51 million and $57 million, respectively, of Senior Toggle Notes which resulted in non-cash transfers between accrued interest and long-term debt.

STOCK-BASED COMPENSATION

The Company uses the Black-Scholes option pricing model to estimate the fair value of time vested stock options and a lattice based valuation model to estimate the fair value of performance based awards on the date of grant which requires certain estimates by management including the expected volatility and expected term of the option. Management also makes decisions regarding the risk-free interest rate used in the models and makes estimates regarding forfeiture rates. Fluctuations in the market that affect these estimates could have an impact on the resulting compensation cost. For non-performance based employee stock awards, the fair value of the compensation cost is recognized on a straight-line basis over the requisite service period of the award. Compensation cost for restricted stock (non-vested stock) is recorded based on its market value on the date of grant and is expensed in the Company’s Consolidated Statements of Operations ratably over the vesting period.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB expanded the disclosure requirements for fair value measurements relating to the transfers in and out of Level II measurements and amended the disclosures for the Level III activity reconciliation to be presented on a gross basis. In addition, valuation techniques and inputs should be disclosed for both Levels II and III recurring and nonrecurring measurements. The new requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the Level III activity reconciliation which are effective for fiscal years beginning after December 15, 2010. The Company adopted the new disclosure requirements on January 1, 2010 except for the disclosure related to the Level III reconciliation, which was adopted on January 1, 2011. The adoption did not have a significant impact on the consolidated financial statements.

In December 2010, the FASB issued guidance to clarify when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. In certain situations, a reporting unit may have a negative carrying amount, particularly for companies that only have a single reporting unit and have significant debt. In that case, since the first step is passed, the negative carrying amount may shield a potential impairment. The guidance requires that reporting units with a zero or negative carrying value should proceed to step two of the impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. This guidance is effective for all interim and annual reporting periods beginning after December 15, 2010. The Company adopted the guidance beginning January 1, 2011 and determined that the adoption did not have a significant impact on the consolidated financial statements.

In December 2010, the FASB issued guidance to clarify the disclosure of supplementary pro forma information for business combinations. Previous guidance on “Business Combinations” requires disclosure of revenue and earnings of the combined entity as if the acquisition had occurred as of the beginning of both the current period and the comparable prior year reporting period. However, presenting pro forma results as if the acquisition occurred at the beginning of each annual period inappropriately results in certain adjustments, such as amortization expense of intangible assets with useful lives of less than two years, being included in the pro forma results of both reporting periods. The new guidance therefore requires pro forma information to be prepared as if the acquisition occurred as of the beginning of the comparable prior period and is applied prospectively for acquisitions consummated after the beginning of the fiscal year beginning on or after December 15, 2010. The Company adopted the guidance beginning January 1, 2011 and determined that the adoption did not have a significant impact on the consolidated financial statements.

In June 2011, the FASB amended the guidance on comprehensive income to allow companies an option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income (“OCI”) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income (loss), nor do they change how earnings per share is calculated and presented. In addition, companies continue to have the option to present the OCI components net of tax or one amount reported for the tax effects of all OCI items. The amendments are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted. The Company early adopted these amendments as of December 31, 2011 and has presented the required information in two separate but consecutive statements in accordance with the guidance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2011, the FASB amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.

In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between U.S. GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

3.	ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded in the Company’s Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Consolidated Statements of Operations since their respective dates of acquisition.

In connection with the Company’s acquisition of real estate brokerage operations, the Company obtains contractual pendings and listings intangible assets, which represent the estimated fair value of homesale transactions that are pending closing or homes listed for sale by the acquired brokerage operations. Pendings and listings intangible assets are amortized over the estimated closing period of the underlying contracts and homes listed for sale, which in most cases, is approximately 5 months.

2011 ACQUISITIONS

During the year ended December 31, 2011, the Company acquired thirteen real estate brokerage operations through its wholly-owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $3 million that was assigned to the Company Owned Brokerage Services segment.

None of the 2011 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

2010 ACQUISITIONS

On January 21, 2010, the Company completed the stock acquisition of Primacy for the assumption of approximately $26 million of indebtedness (excluding $9 million of indebtedness related to the sale of relocation receivables). Primacy was a relocation and global assignment management services company headquartered in the U.S. with international locations in Canada, Europe and Asia. The acquisition of Primacy increased goodwill by $16 million, customer relationships intangibles by $62 million and other intangibles by $5 million. Effective January 1, 2011, the Primacy business operates under the Cartus name.

During the year ended December 31, 2010, the Company acquired nine real estate brokerage operations through its wholly-owned subsidiary, NRT, for a total consideration of $24 million. These acquisitions resulted in goodwill of $20 million and $2 million of pendings and listings intangible assets that was assigned to the Company Owned Real Estate Brokerage Services segment.

None of the 2010 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

2009 ACQUISITIONS

During the year ended December 31, 2009, the Company acquired seven real estate brokerage operations through its wholly-owned subsidiary, NRT, for a total consideration of approximately $4 million. These acquisitions resulted in goodwill of $4 million that was assigned to the Company Owned Real Estate Brokerage Services segment.

None of the 2009 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

4.	INTANGIBLE ASSETS

Goodwill by segment and changes in the carrying amount are as follows:

	Real Estate Franchise Services	Company Owned Brokerage Services	Relocation Services	Title and Settlement Services	Total Company
Goodwill balance at January 1, 2009	$2,241	$600	$344	$72	$3,257
Goodwill Acquired	—	4	—	1	5

Balance at December 31, 2009	2,241	604	344	73	3,262
Goodwill acquired (a)	—	20	16	—	36
Goodwill reduction for locations sold	—	(2)	—	—	(2)

Balance at December 31, 2010	2,241	622	360	73	3,296
Goodwill acquired	—	3	—	—	3

Balance at December 31, 2011	$2,241	$625	$360	$73	$3,299

Goodwill and accumulated impairment summary
Gross Goodwill as of December 31, 2011	$3,264	$783	$641	$397	$5,085
Accumulated impairment losses (b)	(1,023)	(158)	(281)	(324)	(1,786)

Balance at December 31, 2011	$2,241	$625	$360	$73	$3,299

(a)	The increase in goodwill relates to acquisitions of real estate brokerages and the acquisition of Primacy.
(b)	During the fourth quarter of 2008, the Company recorded an impairment charge of $1,557 million which reduced intangible assets by $278 million and reduced goodwill by $1,279 million. During the fourth quarter of 2007, the Company recorded an impairment charge of $637 million which reduced intangible assets by $130 million and reduced goodwill by $507 million.

During the fourth quarter of 2011, 2010 and 2009, the Company performed its annual impairment analysis of goodwill and unamortized intangible assets. These analyses resulted in no impairment charges.

Intangible assets are as follows:

	As of December 31, 2011			As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable—Franchise agreements (a)	$2,019	$322	$1,697	$2,019	$255	$1,764

Unamortizable—Trademarks (b)	$732	$—	$732	$732	$—	$732

Other Intangibles
Amortizable—License agreements (c)	$45	$4	$41	$45	$3	$42
Amortizable—Customer relationships (d)	529	144	385	529	107	422
Amortizable—Pendings and listings (e)	—	—	—	2	1	1
Unamortizable—Title plant shares (f)	10	—	10	10	—	10
Amortizable—Other (g)	17	14	3	12	9	3

Total Other Intangibles	$601	$162	$439	$598	$120	$478

(a)	Generally amortized over a period of 30 years.
(b)	Relates to the Century 21, Coldwell Banker, ERA, The Corcoran Group, Coldwell Banker Commercial and Cartus tradenames, which are expected to generate future cash flows for an indefinite period of time.
(c)	Relates to the Sotheby’s International Realty and Better Homes and Gardens Real Estate agreements which are being amortized over 50 years (the contractual term of the license agreements).
(d)	Relates to the customer relationships at the Title and Settlement Services segment and the Relocation Services segment. These relationships are being amortized over a period of 5 to 20 years.

(e)	Amortized over the estimated closing period of the underlying contracts (in most cases five months).
(f)	Primarily related to the Texas American Title Company title plant shares. Ownership in a title plant is required to transact title insurance in certain states. The Company expects to generate future cash flows for an indefinite period of time.
(g)	Generally amortized over periods ranging from 2 to 10 years.

Intangible asset amortization expense is as follows:

	For the Year Ended December 31,
	2011	2010	2009
Franchise agreements	67	67	67
License agreement	1	—	1
Customer relationships	37	37	25
Pendings and listings	2	1	1
Other	5	6	1

Total	112	111	95

Based on the Company’s amortizable intangible assets as of December 31, 2011, the Company expects related amortization expense to be approximately $107 million, $105 million, $105 million, $95 million, $95 million and $1,619 million in 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

5.	FRANCHISING AND MARKETING ACTIVITIES

Franchise fee revenue includes domestic initial franchise fees and international area development fees of $9 million, $6 million, and $6 million for the year ended December 31, 2011, 2010 and 2009, respectively. In addition, franchise fee revenue is net of annual volume incentives provided to real estate franchisees of $25 million, $24 million and $25 million for the year ended December 31, 2011, 2010 and 2009, respectively. The Company’s real estate franchisees may receive volume incentives on their royalty payments. Such annual incentives are based upon the amount of commission income earned and paid during a calendar year. Each brand has several different annual incentive schedules currently in effect.

The Company’s wholly-owned real estate brokerage services segment, NRT, pays royalties to the Company’s franchise business; however, such amounts are eliminated in consolidation. NRT paid royalties to the Real Estate Franchise Services segment of $204 million, $206 million and $202 million for the year ended December 31, 2011, 2010 and 2009, respectively.

Marketing fees are generally paid by the Company’s real estate franchisees and are calculated based on a specified percentage of gross closed commissions earned on the sale of real estate, subject to certain minimum and maximum payments. Such fees are recorded within Other revenues on the accompanying Consolidated Statements of Operations. As provided for in the franchise agreements and generally at the Company’s discretion, all of these fees are to be expended for marketing purposes.

The number of franchised and company owned outlets in operation are as follows:

	(Unaudited) As of December 31,
	2011	2010	2009
Franchised:
Century 21®	7,475	7,955	7,711
ERA®	2,364	2,488	2,621
Coldwell Banker®	2,485	2,583	2,648
Coldwell Banker Commercial®	175	181	212
Sotheby’s International Realty®	573	531	470
Better Homes and Gardens® Real Estate	210	201	103

	13,282	13,939	13,765

Company Owned:
ERA®	10	11	11
Coldwell Banker®	649	669	676
Sotheby’s International Realty®	30	31	36
Corcoran®/Other	35	35	35

	724	746	758

The number of franchised and company owned outlets (in the aggregate) changed as follows:

	(Unaudited) For the Year Ended December 31,
	2011	2010	2009
Franchised:
Beginning balance	13,939	13,765	14,794
Additions	335	1,269	452
Terminations	(992)	(1,095)	(1,481)

Ending Balance	13,282	13,939	13,765

Company Owned:
Beginning balance	746	758	835
Additions	10	20	7
Closures	(32)	(32)	(84)

Ending Balance	724	746	758

As of December 31, 2011, there were an insignificant amount of franchise agreements that have been executed, but for which offices are not yet operating. Additionally, as of December 31, 2011, there were an insignificant number of franchise agreements pending termination.

In connection with ongoing fees the Company receives from its franchisees pursuant to the franchise agreements, the Company is required to provide certain services, such as training and marketing. In order to assist franchisees in converting to one of the Company’s brands or in franchise expansion, the Company may also, at its discretion, provide conversion notes to franchisees who are either new or who are expanding their operations. Prior to 2009, the Company issued development advance notes. Provided the franchisee meets certain minimum annual revenue thresholds during the term of the notes, and is in compliance with the terms of the franchise agreement, the amount of the note is forgiven annually in equal ratable amounts over the life of the franchise agreement. Otherwise, related principal is due and payable to the Company. The amount of such franchisee conversion notes and development advance notes were $90 million, net of $14 million of reserves, and

$85 million, net of $20 million of reserves, at December 31, 2011 and 2010, respectively. These notes are principally classified within Other non-current assets in the Company’s Consolidated Balance Sheets. The Company recorded an income statement charge related to the forgiveness of these notes of $13 million, $13 million and $13 million for the years ended December 31, 2011, 2010 and 2009, respectively.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2011	2010
Furniture, fixtures and equipment	$175	$161
Capitalized software	225	208
Building and leasehold improvements	131	127
Land	4	4

	535	500
Less: accumulated depreciation and amortization	(370)	(314)

	$165	$186

The Company recorded depreciation and amortization expense related to property and equipment of $74 million, $86 million and $99 million for the years ended December 31, 2011, 2010 and 2009, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of:

	December 31,
	2011	2010
Accrued payroll and related employee costs	$69	$93
Accrued volume incentives	17	17
Accrued commissions	14	15
Restructuring accruals	20	36
Deferred income	76	76
Accrued interest	139	112
Relocation services home mortgage obligations	9	16
Other	176	160

	$520	$525

8.	SHORT AND LONG-TERM DEBT

Total indebtedness is as follows:

	December 31,
	2011	2010
Senior Secured Credit Facility:
Non-extended revolving credit facility	$78	$—
Extended revolving credit facility	97	—
Non-extended term loan facility	629	3,059
Extended term loan facility	1,822	—
First and a Half Lien Notes	700	—
Second Lien Loans	650	650
Other bank indebtedness	133	163
Existing Notes:
10.50% Senior Notes	64	1,688
11.00%/11.75% Senior Toggle Notes	52	468
12.375% Senior Subordinated Notes	187	864
Extended Maturity Notes:
11.50% Senior Notes	489	—
12.00% Senior Notes	129	—
13.375% Senior Subordinated Notes	10	—
11.00% Convertible Notes	2,110	—
Securitization Obligations:
Apple Ridge Funding LLC	296	296
Cartus Financing Limited	31	35

	$7,477	$7,223

Indebtedness Table

As of December 31, 2011, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Non-extended revolving credit facility (1)	(2)	April 2013	$289	$78	$158
Extended revolving credit facility (1)	(2)	April 2016	363	97	200
Non-extended term loan facility	(3)	October 2013	629	629	—
Extended term loan facility	(3)	October 2016	1,822	1,822	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes (5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes (6)	11.50%	April 2017	492	489	—
Senior Notes (7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited (9)		Various	62	31	31

			$8,096	$7,477	$493

(1)	The available capacity under these facilities was reduced by $53 million and $66 million of outstanding letters of credit on the non-extended and the extended revolving credit facility, respectively, at December 31, 2011. On February 2, 2012, the Company completed the 2012 Senior Secured Notes Offering (described below) which, among other things, terminated availability under the non-extended revolving credit facility. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.
(2)	Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.
(3)	Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).
(4)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million.
(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.
(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.
(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.
(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.
(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

2012 Senior Secured Notes Offering

On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes, the proceed of which were used to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. See Note 20, “Subsequent Events” for additional information related to these transactions.

2011 Refinancing Transactions

In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its senior secured credit facility and unsecured notes.

Debt Exchange Offering

On January 5, 2011, we completed private exchange offers under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), relating to its outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for Convertible Notes, $632 million of Existing Notes were tendered for Extended Maturity Notes and $303 million of Existing Notes remained outstanding.

Amendment to Senior Secured Credit Facility

Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016 and increased the interest rate with respect to the extended term loans; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, increased the interest rate with respect to the extended revolving loans and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016 and increased the fee with respect to the extended synthetic letter of credit commitments; and (iv) allowed for the issuance of $700 million aggregate principal amount of Existing First and a Half Lien Notes, the net proceeds of which, along with cash on hand, were used to prepay $700 million of the outstanding extended term loans. The Senior Secured Credit Facility Amendment also provides for the incurrence of additional incremental term loans that are secured on a junior basis to the second lien loans in an aggregate amount not to exceed $350 million.

Issuance of Existing First and a Half Lien Notes

On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act. The Existing First and a Half Lien Notes are secured by substantially the same collateral as the Company’s existing secured obligations under its senior secured credit facility, but the priority of the collateral liens securing the Existing First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing the Company’s second lien obligations under its senior secured credit facility. The Existing First and a Half Lien Notes mature on February 1, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year.

As discussed above, the net proceeds from the offering of the First and a Half Lien Notes, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.

Senior Secured Credit Facility

Realogy has a senior secured credit facility which consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which was utilized in connection with the incurrence of Second Lien Loans in 2009 as described below.

The extended term loans do not require any scheduled amortization of principal. The non-extended term loan facility will continue to provide for quarterly amortization payments totaling 1% per annum of the principal amount of the non-extended term loans.

Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes. The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and the subsidiary guarantors, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.

In late 2009, Realogy incurred $650 million of Second Lien Loans (the “Second Lien Loans”). The Second Lien Loans are secured by liens on the assets of Realogy and by the guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans and the First and a Half Lien Notes. The Second Lien Loans interest payments are payable semi-annually on April 15 and October 15 of each year. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.

The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $187 million at December 31, 2011, of which $43 million will expire in October 2013 and $144 million will expire in October 2016. As of December 31, 2011, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.

Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, Second Lien Loans, other bank indebtedness not secured by a first lien on Realogy or its subsidiaries assets, securitization obligations or the Unsecured Notes (as defined below). At December 31, 2011, Realogy’s senior secured leverage ratio was 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, Realogy’s senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.

Based upon Realogy’s financial forecast, Realogy believes that it will continue to be in compliance with the senior secured leverage ratio during the next twelve months. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is delayed or is weak, Realogy may be subject to additional pressure in maintaining compliance with its senior secured leverage ratio.

To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in sales volume and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt or equity financing from third party sources, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.

Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Holdings equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.

If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the Unsecured Notes;

any of which could result in an event of default under the First and a Half Lien Notes, the Unsecured Notes and the Company’s Apple Ridge Funding LLC securitization program.

Other Bank Indebtedness

Realogy has separate revolving U.S. credit facilities under which it could borrow up to $125 million at December 31, 2011 and $155 million at December 31, 2010 and a separate U.K. credit facility under which it could borrow up to £5 million at December 31, 2011 and 2010. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility. The facilities generally have a one-year term with certain options for renewal. As of December 31, 2011, Realogy had outstanding borrowings of $133 million under these credit facilities with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million. For the year ended December 31, 2011 and 2010, the weighted average interest rate under the U.S. credit facilities was 2.9% and 3.0%, respectively, and under the U.K. credit facility was 2.5% and 2.5%, respectively, with interest payable either monthly or quarterly.

Unsecured Notes

On April 10, 2007, Realogy issued $1,700 million of Senior Notes, $550 million of Senior Toggle Notes and $875 million of Senior Subordinated Notes.

On January 5, 2011, Realogy consummated the Debt Exchange Offering for a portion of its Existing Notes pursuant to which Realogy issued the Extended Maturity Notes and three series of Convertible Notes. Pursuant to the Debt Exchange Offering, $2,110 million aggregate principal amount of the Existing Notes were tendered for Convertible Notes, which are convertible at the holder’s option into Class A Common Stock, and $632 million aggregate principal amount of the Existing Notes were tendered for the Extended Maturity Notes.

As a result of the Debt Exchange Offering, Realogy extended the maturity of $2,742 million aggregate principal amount of the Unsecured Notes to 2017 and 2018, leaving $303 million aggregate principal amount of Existing Notes that mature in 2014 and 2015. In addition, pursuant to the terms of the indenture governing the terms of the Convertible Notes, the Convertible Notes are redeemable at Realogy’s option at a price equal to 90% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption upon a Qualified Public Offering.

The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.

The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.

Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note then outstanding at the end of the accrual period ending in April 2012. The portion of a Senior Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). For the periods that Realogy elected to pay PIK Interest, Realogy will be required to repay approximately $11 million in April 2012.

The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.

The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.

On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.

Convertible Notes

The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Class A Common Stock at any time prior to April 15, 2018. The Series A Convertible Notes and Series B Convertible Notes are initially convertible into 39.0244 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $25.625 per share, and the Series C Convertible Notes are initially convertible into 37.0714 shares of Class A Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $26.975 per share, subject to adjustment if specified distributions to holders of the Class A Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.

Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

On June 16, 2011, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-173250) of Holdings and Realogy, registering for resale the outstanding Convertible Notes and the Class A Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Class A Common Stock may be made by selling securityholders pursuant to the June 2011 Final Prospectus as amended or supplemented from time to time.

Loss (Gain) on the Early Extinguishment of Debt and Write-off of Deferred Financing Costs

As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the year ended December 31, 2011.

On September 24, 2009, Realogy and certain affiliates of Apollo entered into an agreement with a third party pursuant to which Realogy exchanged approximately $221 million aggregate principal amount of Senior Toggle Notes held by it for $150 million aggregate principal amount of Second Lien Loans. The third party also sold the balance of the Senior Toggle Notes it held for cash to an affiliate of Apollo in a privately negotiated transaction and used a portion of the cash proceeds to participate as a lender in the Second Lien Loan transaction. The transaction with the third party closed concurrently with the initial closing of the Second Lien Loans. As a result of the exchange, the Company recorded a gain on the extinguishment of debt of $75 million.

Securitization Obligations

Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program which was due to expire in April 2012. On December 14, 2011, Realogy entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program. The maturity date has been extended until December 2013. The maximum borrowing capacity remained at $400 million.

In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.

The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.

Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $366 million and $393 million of underlying relocation receivables and other related relocation assets at December 31, 2011 and 2010, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s securitization obligations are classified as current in the accompanying Consolidated Balance Sheets.

Interest incurred in connection with borrowings under these facilities amounted to $6 million and $7 million for the year ended December 31, 2011 and 2010, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 2.1% and 2.4% for the year ended December 31, 2011 and 2010, respectively.

9.	EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLAN

At December 31, 2011 and 2010, the accumulated benefit obligation of this plan was $154 million and $135 million, respectively, and the fair value of the plan assets were $94 million and $91 million, respectively, resulting in an unfunded accumulated benefit obligation of $60 million and $44 million, respectively, which is recorded in Other non-current liabilities in the Consolidated Balance Sheets. Participation in this plan was frozen as of July 1, 1997. The projected benefit obligation of this plan is equal to the accumulated benefit obligation as almost all of the employees participating in this plan are no longer accruing benefits.

The following tables show the changes in benefit obligation and plan assets for the defined benefit pension plan during the years ended:

	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	$135	$125
Interest cost	7	7
Actuarial (gain) loss	20	11
Net benefits paid	(8)	(8)

Benefit obligation at end of year	154	135

Change in plan assets
Fair value of plan assets at beginning of year	$91	$86
Actual return on plan assets	3	10
Employer contribution	8	3
Net benefits paid	(8)	(8)

Fair value of plan assets at end of year	94	91

Underfunded at end of year	$60	$44

The weighted average assumptions that were used to determine the Company’s benefit obligation and net periodic benefit cost for the following years ended December 31 are:

	2011	2010
Discount rate for year-end obligation	4.10%	5.20%
Discount rate for net periodic pension cost	5.20%	5.70%
Expected long term return on assets for year-end obligation	7.50%	7.50%
Expected long-term return on assets for net periodic pension cost	7.25%	7.50%
Compensation increase	—	—

The net periodic pension cost for 2011 was approximately $3 million and is comprised of interest cost of approximately $7 million and the amortization of the actuarial net loss of $3 million offset by a benefit of $7 million for the expected return on assets. The net periodic pension cost for 2010 was approximately $3 million and is comprised of interest cost of approximately $7 million and the amortization of the actuarial net loss of $2 million offset by a benefit of $6 million for the expected return on assets. The estimated actuarial loss of approximately $3 million will be amortized from the accumulated other comprehensive income into net periodic pension cost in 2012.

Estimated future benefit payments as of December 31, 2011 are as follows:

Year	Amount
2012	$8
2013	8
2014	8
2015	9
2016	9
2017 through 2021	48

The minimum funding required during 2012 is estimated to be $9 million.

The Company recognized a loss of $21 million and a loss of $6 million in other comprehensive income for the years ended December 31, 2011 and 2010, respectively. The total amount recognized in net periodic pension cost (benefit) and other comprehensive income was $24 million and $9 million for the years ended December 31, 2011 and 2010, respectively.

The amount in accumulated other comprehensive income not yet recognized as components of the periodic pension cost (benefit) is comprised of an actuarial loss of $54 million and $34 million as of December 31, 2011 and 2010, respectively.

It is the objective of the plan sponsor to maintain an adequate level of diversification to balance market risk, prudently invest to preserve capital and to provide sufficient liquidity under the plan. The assumption used for the expected long-term rate of return on plan assets is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Historic real return trends for the various asset classes in the class portfolio are combined with anticipated future market conditions to estimate the real rate of return for each class. These rates are then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class.

The following table presents the fair values of plan assets by category as of December 31, 2011:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity Securities:
U.S. large-cap funds	—	25	—	25
U.S. small-cap funds	—	5	—	5
International funds	—	8	—	8
Real estate fund	—	3	—	3
Fixed Income Securities:
Bond funds	—	51	—	51

Total	$2	$92	$—	$94

The following table presents the fair values of plan assets by category as of December 31, 2010:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity Securities:
U.S. large-cap funds	—	22	—	22
U.S. small-cap funds	—	5	—	5
International funds	—	7	—	7
Real estate fund	—	3	—	3
Fixed Income Securities:
Bond funds	—	52	—	52

Total	$2	$89	$—	$91

OTHER EMPLOYEE BENEFIT PLANS

The Company also maintains post-retirement health and welfare plans for certain subsidiaries and a non-qualified pension plan for certain individuals. At December 31, 2011 and 2010, the related projected benefit obligation for these plans accrued on the Company’s Consolidated Balance Sheets (primarily within Other non-current liabilities) was $10 million and $10 million, respectively. The expense recorded by the Company in 2011 and 2010 was less than $1 million.

DEFINED CONTRIBUTION SAVINGS PLAN

The Company sponsors a defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. Prior to mid-February 2008, the Company matched a portion of the contributions made by participating employees. In July 2010, the Company reinstated the match for a portion of the contributions made by participating employees. The Company’s cost for contributions to this plan was $5 million, $2 million and $0 for the years ended December 31, 2011, 2010 and 2009, respectively.

10.	INCOME TAXES

The income tax provision consists of the following:

	For the Year Ended December 31,
	2011	2010	2009
Current:
Federal	$1	$—	$(1)
State	5	(3)	1
Foreign	8	5	8

	14	2	8
Deferred:
Federal	28	112	(45)
State	(10)	19	(13)

	18	131	(58)

Income tax expense (benefit)	$32	$133	$(50)

Pre-tax income (loss) for domestic and foreign operations consisted of the following:

	For the Year Ended December 31,
	2011	2010	2009
Domestic	$(422)	$30	$(334)
Foreign	13	6	24

Pre-tax income (loss)	$(409)	$36	$(310)

Current and non-current deferred income tax assets and liabilities, as of December 31, are comprised of the following:

	2011	2010
Current deferred income tax assets:
Accrued liabilities and deferred income	$84	$78
Provision for doubtful accounts	23	27
Liability for unrecognized tax benefits	3	—
Cash flow hedges	3	—

	113	105
Less: valuation allowance	(30)	(11)

Current deferred income tax assets	83	94
Current deferred income tax liabilities:
Prepaid expenses	17	18

Current deferred income tax liabilities	17	18

Current net deferred income tax asset	$66	$76

Non-current deferred income tax assets:
Net operating loss carryforwards	$846	$663
Alternative minimum tax credit carryforward	2	2
Foreign tax credit carryforwards	3	3
State tax credit carryforwards	1	1
Accrued liabilities and deferred income	26	32
Capital loss carryforward	32	32
Investment in joint venture	3	3
Minimum pension obligation	22	14
Cash flow hedges	4	7
Provision for doubtful accounts	6	7
Liability for unrecognized tax benefits	11	9
Other	5	4

	961	777
Less: valuation allowance	(308)	(107)

Non-current deferred income tax assets	653	670

Less:
Non-current deferred income tax liabilities:
Depreciation and amortization	1,074	1,084

Non-current net deferred income tax liability	$(421)	$(414)

As of December 31, 2011, the Company had gross federal and state net operating loss carryforwards of $2,068 million. The federal net operating loss carryforwards expire between 2025 and 2031 and the state net operating loss carryforwards expire between 2012 and 2031.

Management has determined that, based upon all available evidence, it is more likely than not that certain deferred tax assets will not be utilized in the foreseeable future and, as such, has recorded a corresponding valuation allowance. In assessing the valuation allowance at December 31, 2011 and 2010, the Company determined that a full valuation allowance was required on the net definite-lived deferred tax asset balance. The Company’s valuation allowance was $338 million and $118 million at December 31, 2011 and 2010, respectively.

The Company’s effective income tax rate differs from the U.S. federal statutory rate as follows:

	For the Year Ended December 31,
	2011	2010	2009
Federal statutory rate	35%	35%	35%
State and local income taxes, net of federal tax benefits	1	(6)	6
Net impact of IRS settlement	—	303	—
Foreign rate differential	(2)	14	—
Permanent differences	1	—	—
Net change in valuation allowance	(43)	23	(23)
Other	—	—	(2)

	(8%)	369%	16%

The 2011 change in valuation allowance reflects a full valuation allowance on tax benefits generated from current period operations and the impact of tax benefits from intangibles that are indefinite lived for financial statement purposes.

The majority of the rate differential for the year ended December 31, 2010 reflects the impact of our former parent company’s IRS examination settlement. The settlement resulted in nontaxable book income related to the reversal of a portion of our legacy reserves as well as a reduction of certain deferred tax assets. The net tax impact of the IRS settlement reflects the federal and state tax impact of the reduction of deferred tax assets, net of valuation allowance ($109 million). The 2010 change in valuation allowance reflects the balance of the federal and state tax impact of current operations (loss for tax purposes) offset by a tax provision for the increase in deferred tax liabilities associated with indefinite-lived intangible assets.

The 2009 change in valuation allowance reflects a reduction to the previously recorded valuation allowance, partially offset by a full valuation allowance on tax benefits generated from current period operations and the impact of indefinite-lived intangible assets.

The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.

Tax Sharing Agreement

Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport. On July 15, 2010, Cendant

and the IRS agreed to settle the previously disclosed IRS examination of Cendant’s taxable years 2003 through 2006. Pursuant to the IRS settlement, Tax Sharing Agreement and a letter agreement executed with Wyndham, Realogy in 2010 paid $58 million, including interest, to reimburse Cendant for a portion of the amount payable by Cendant to the IRS and Wyndham for certain tax credits used under the IRS settlement. With respect to any remaining residual legacy Cendant tax liabilities which remain after the IRS settlement, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.

Accounting for Uncertainty in Income Taxes

The Company utilizes the FASB guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company reflects changes in its liability for unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. As of December 31, 2011, the Company’s gross liability for unrecognized tax benefits was $42 million, of which $31 million would affect the Company’s effective tax rate, if recognized. The Company does not expect that its unrecognized tax benefits will significantly change over the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively. The Company recognized interest expense of $5 million and penalties of $1 million for the year ended December 31, 2011, a reduction of interest expense of $1 million for the year ended December 31, 2010 and interest expense of $2 million for the year ended December 31, 2009.

The rollforward of unrecognized tax benefits are summarized in the table below:

Unrecognized tax benefits—January 1, 2009	$25
Gross decreases—tax positions in prior periods	2
Gross increases—current period tax positions	3

Unrecognized tax benefits—December 31, 2009	$30

Gross increases—tax positions in prior periods	7
Reduction due to lapse of statute of limitations	(3)

Unrecognized tax benefits—December 31, 2010	$34

Gross increases—tax positions in prior periods	8
Gross increases—tax positions in current period	5
Reduction due to lapse of statute of limitations	(5)

Unrecognized tax benefits—December 31, 2011	$42

11.	RESTRUCTURING COSTS

2011 Restructuring Program

During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services and Title and Settlement Services segments each recognized $1 million of facility and personnel related expenses. At December 31, 2011 the remaining liability is $3 million.

2010 Restructuring Program

During 2010, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. The Company recognized $21 million for the year ended December 31, 2010. The Company Owned Real Estate Brokerage Services segment recognized $9 million of facility related expenses, $3 million of personnel related expenses and $1 million of expense related to asset impairments. The Relocation Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Title and Settlement Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Corporate and Other segment recognized $2 million of facility related expenses. At December 31, 2011, the remaining liability is $3 million.

2009 Restructuring Program

During 2009, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. The Company recognized $74 million of restructuring expense in 2009 and the remaining liability at December 31, 2010 was $21 million. During the year ended December 31, 2011, the Company utilized $9 million of the accrual resulting in a remaining liability of $12 million related to future lease payments.

Prior Restructuring Programs

The Company committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2008. At December 31, 2010, the remaining liability was $6 million. During the year ended December 31, 2011, the Company utilized $4 million of the remaining accrual resulting in a remaining liability of $2 million related to future lease payments.

12.	STOCK-BASED COMPENSATION

Incentive Equity Awards Granted by Holdings

In April 2007, Holdings adopted the Realogy Holdings Corp. 2007 Stock Incentive Plan (the “Plan”) under which non-qualified stock options, rights to purchase shares of common stock, restricted stock and other awards settleable in, or based upon, Holdings common stock may be issued to employees, consultants or directors of Realogy. The stock options and restricted stock granted are either time vesting or performance based awards with an exercise price equal to the grant date fair price of the underlying shares and a contractual term of 10 years. The time vesting options are subject to ratable vesting over the requisite service period. The performance based options are “cliff” vested upon the achievement of certain internal rate of return (“IRR”) targets which are measured based upon distributions made to the stockholders of Holdings. The restricted stock was granted at the grant date fair value and has a three-year requisite service period with one-half “cliff” vesting after 18 months of service and one-half “cliff” vesting at the end of the three-year service period.

During 2011, the Holdings Board granted 0.03 million of time vesting stock options and 4 thousand shares of time vesting restricted stock to senior management employees and an independent director of Realogy, as well as 0.08 million of performance based stock options granted under the Phantom Value Plan (see discussion below).

The fair value of the time vesting options and Phantom Plan options was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions. Expected volatility was based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options were expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant, which corresponds to the expected term of the options.

In 2010, Holdings exchanged certain stock options granted to employees for new stock options as described below. Each original option held by eligible employees was exchanged on a one-for-one basis for a new option with different terms. The original options had an exercise price of $250 per share and were 50% time vested and 50% performance based awards. They were exchanged for all time vested new awards. The new options were unvested on the date of grant and vest at a rate of 25% a year over a four-year period, which began on July 1, 2010 with a 10-year contractual term beginning on the date of grant. The exercise price of 30% of the new options issued to the Senior Executives is $137.50 per share and the exercise price of all other new options issued is $20.75 per share, which represented the fair market value of Common Stock of Holdings as determined by its Compensation Committee as of the date of grant of the new options. In November 2010, 0.41 million original options were tendered and exchanged for an equal number of new options and 0.20 million original options held by non-employees that were not eligible to participate in the exchange offer. The exchange resulted in an incremental stock compensation expense of $4 million that is recognized over a four-year vesting period, which began on July 1, 2010. The Company will continue to expense the remaining unrecognized stock compensation expense of $8 million related to the original options over their remaining vesting period. No stock options were granted during 2009. As of December 31, 2011, there were 0.89 million shares of Class A Common Stock reserved for issuance under the Amended and Restated Holdings 2007 Stock Incentive Plan, including approximately 0.72 million shares reserved for issuance upon exercise of outstanding options and approximately 0.17 million shares available for future grant. See Note 20, “Subsequent Events” for additional shares reserved under the Plan.

	2011		2010
	Time Vesting Options	Phantom Plan Options	Time Vesting Options
Weighted average grant date fair value	$11.75	$10.75	$9.25
Expected volatility	55.5%	58.4%	54.6%
Expected term (years)	6.25	4.75	6.25
Risk-free interest rate	2.6%	1.3%	1.5%
Dividend yield	—	—	—

Equity Award Activity

A summary of option and restricted share activity is presented below (number of shares in millions):

	Time-vesting Options	Performance Based Options	Restricted Stock
Outstanding at January 1, 2009	0.32	0.32	*
Granted	—	—	—
Exercised	—	—	—
Vested	—	—	—
Forfeited	(0.01)	(0.01)	—

Outstanding at December 31, 2009	0.31	0.31	*
Granted/(tendered for exchange)	0.20	(0.20)	—
Exercised	—	—	—
Vested	—	—	*
Forfeited	(0.01)	(0.01)	—

Outstanding at December 31, 2010	0.50	0.10	—
Granted	0.03	0.08	*
Exercised	—	—	—
Vested	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2011	0.53	0.18	*

*	The outstanding restricted stock of 9 thousand shares at January 1, 2009 and December 31, 2009 vested during 2010. In 2011, 4 thousand of restricted stock was granted and remained outstanding at December 31, 2011.

	Options Vested	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercisable at December 31, 2011	0.18	124.25	7.5 years	—

As of December 31, 2011, there was approximately $5 million of unrecognized compensation cost related to the time vesting options and restricted stock under the Plan and $6 million of unrecognized compensation cost related to the performance based options. Unrecognized cost for the time vesting options and restricted stock will be recorded in future periods as compensation expense as the awards vest over the next three years with a weighted average period of approximately 1.7 years. The unrecognized cost for the performance based options will be recorded as compensation expense when an IPO or significant capital transaction is probable of occurring. The Company recorded stock-based compensation expense related to the incentive equity awards granted by Holdings of $7 million, $6 million and $7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Phantom Value Plan

On January 5, 2011, the Board of Directors of Holdings approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”), which is intended to provide certain of Realogy’s executive officers, with an incentive (the “Incentive Awards”) to remain in the service of Realogy, increase interest in the success of Realogy and create the opportunity to receive compensation based upon Realogy’s success. On January 5, 2011, the Board of Directors of the Company made initial grants of Incentive Awards in three series in an aggregate amount of $22 million to certain executive officers of Realogy. Incentive Awards are immediately cancelable and forfeitable in the event of the termination of a participant’s employment for any reason. The Incentive Awards also terminate 10 years following the date of grant.

Cash and Stock Awards under the Phantom Value Plan

Under the Phantom Value Plan, each participant is eligible to receive a payment with respect to an Incentive Award relating to the Convertible Notes that RCIV Holdings (“RCIV”) purchased ($1.3 billion aggregate principal amount) for which RCIV receives cash upon the discharge or third-party sale of not less than $267 million of the aggregate principal amount of the Convertible Notes (the “Plan Notes”) (or on any non-cash consideration into which any series of Plan Notes may have been exchanged or converted). The payment with respect to an Incentive Award would be an amount which bears the same ratio to the dollar amount of the Incentive Award relating to the aggregate amount of cash received by RCIV bears to the aggregate principal amount of Plan Notes held by RCIV on the date of grant of such Incentive Award. In addition, participants may be eligible to receive additional amounts based upon cash received by RCIV pursuant to the terms of any non-cash consideration into which any Plan Notes may have been exchanged or converted. Any cash payments made under the Phantom Value Plan will be recorded as compensation expense when RCIV receives cash upon the discharge or third-party sale of the Convertible Notes.

In the event that a payment is to be made with respect to an Incentive Award in conjunction with or subsequent to a qualified public offering of common stock of Realogy or its direct or indirect parent company, a participant may elect to receive stock in lieu of the cash payment in a number of unrestricted shares of common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the dollar amount then due on such Incentive Award, plus a number of restricted shares of such common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the amount then due multiplied by 0.15. The restricted shares of common stock will vest, based on continued employment, on the first anniversary of issuance. Compensation expense for the restricted shares of common stock will be recorded over a one-year vesting period upon issuance, while compensation expense for the unrestricted shares of common stock will be recorded on the issuance date. In addition, Incentive Awards will be subject to acceleration and payment upon a change of control as specified in the Phantom Value Plan.

Stock Option Awards under the Phantom Value Plan

On each date RCIV receive cash interest on the Plan Notes, certain executive officers of Realogy may be granted stock options under the Holdings 2007 Stock Incentive Plan. The aggregate value of stock options granted (determined by the Holdings Board or its Compensation Committee in its sole discretion) is equal to an amount which bears the same ratio to the aggregate dollar amount of the participant’s Incentive Award as the aggregate amount of cash interest received by RCIV on such date bears to the aggregate principal amount of the Plan Notes held by RCIV on the date of grant of the Incentive Award. The stock option grants to Realogy’s CEO were limited to 50% of the foregoing stock option amount until November 2011 when the grants were increased to 100%. Generally, each grant of stock options will have a three year vesting schedule, subject to the participant’s continued employment, and vested stock options will become exercisable one year following a qualified public offering. As such, compensation expense will be recorded after a public offering becomes probable of occurring. The stock options have a term of 7.5 years. In April and October 2011, Holdings issued approximately 0.03 million and 0.05 million, respectively, of stock options under the Phantom Value Plan in conjunction with RCIV receiving cash interest on the Plan Notes.

13.	SEPARATION ADJUSTMENTS, TRANSACTIONS WITH FORMER PARENT AND SUBSIDIARIES AND RELATED PARTIES

Transfer of Cendant Corporate Liabilities and Issuance of Guarantees to Cendant and Affiliates

The Company has certain guarantee commitments with Cendant (pursuant to the assumption of certain liabilities and the obligation to indemnify Cendant, Wyndham Worldwide and Travelport for such liabilities) and guarantee commitments related to deferred compensation arrangements with Cendant and Wyndham Worldwide. These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and other corporate liabilities, of which the Company assumed and is generally responsible for 62.5%. Upon separation from Cendant, the liabilities assumed by the Company were comprised of certain Cendant corporate liabilities which were recorded on the historical books of Cendant as well as additional liabilities which were established for guarantees issued at the date of Separation related to certain unresolved contingent matters and certain others that could arise during the guarantee period. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. To the extent such recorded liabilities are in excess or are not adequate to cover the ultimate payment amounts, such deficiency or excess will be reflected in the results of operations in future periods.

The due to former parent balance was $80 million and $104 million at December 31, 2011 and 2010, respectively. At December 31, 2011, the due to former parent balance was comprised of the Company’s portion of the following: (i) Cendant’s remaining state and foreign contingent tax liabilities, (ii) accrued interest on contingent tax liabilities, (iii) potential liabilities related to Cendant’s terminated or divested businesses, and (iv) potential liabilities related to the residual portion of accruals for Cendant operations.

Transactions with PHH Corporation

In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered into a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture. In connection with the venture, the Company entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture and a marketing agreement with PHH whereby PHH is the recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. The Company also entered into a license agreement with PHH whereby PHH Home Loans was granted a license to use certain of the Company’s real estate brand names. The Company also maintains a relocation agreement with PHH whereby PHH outsources its employee relocation function to the Company and the Company subleases office space to PHH Home Loans.

In connection with these agreements, the Company recorded net revenues of $6 million, $6 million and $6 million, for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the Company recorded equity earnings of $24 million, $28 million and $23 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company received cash dividends from PHH Home Loans of $20 million, $25 million and $8 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The following presents the summarized financial information for PHH Home Loans:

	December 31,
	2011	2010
Balance sheet data:
Total assets	$569	$449
Total liabilities	478	367
Total members’ equity	91	82

	Year Ended December 31,
	2011	2010	2009
Statement of operations data:
Total revenues	$248	$279	$252
Total expenses	199	222	206
Net income	49	57	46

Transactions with Related Parties

On June 26, 2009, the Company entered into a Tax Receivable Prepayment Agreement (the “Prepayment Agreement”) with WEX, pursuant to which WEX simultaneously paid the Company the sum of $51 million, less expenses of approximately $2 million, as prepayment in full of its remaining contingent obligations to the Company under the TRA.

The Company has entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. For the year ended December 31, 2011, 2010 and 2009, the Company has recognized revenue related to these transactions of approximately $2 million, $1 million and $1 million in the aggregate, respectively.

14.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to alleged contract disputes, business practices, intellectual property and other commercial, employment, regulatory and tax matters. Examples of such matters include but are not limited to allegations:

•

concerning adverse impacts to franchisees related to purported changes made to the Century 21® system and its marketing fund after the Company acquired it in 1995, which is referred to elsewhere in this report as the “Cooper Litigation”;

•	that the Company is vicariously liable for the acts of franchisees under theories of actual or apparent agency;

•	by former franchisees that franchise agreements were improperly terminated;

•

that residential real estate agents engaged by NRT—in certain states—are potentially common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision and obtain benefits available to employees under various state statutes;

•

concerning claims for alleged RESPA or state law violations including but not limited to claims relating to administrative fees or commissions that include both a fixed fee and percentage payment as well as the validity of sales associates indemnification and administrative fees;

•

concerning claims generally against the company-owned brokerage operations for negligence or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services; and

•	concerning claims generally against the title company contending that, as the escrow company, the company knew or should have known that a transaction was fraudulent.

Real Estate Business Litigation

Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21 Real Estate Corporation (“Century 21”). The complaint alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleges, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. The complaint seeks unspecified compensatory and punitive damages, injunctive relief, interest, attorney’s fees and costs. The New Jersey Consumer Fraud Act, if applicable, provides for treble damages, attorney’s fees and costs as remedies for violation of the Act. On August 17, 2010, the court granted plaintiffs’ renewed motion to certify a class. The certified class includes Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement). A case management order entered on November 29, 2010 established, among other things, a trial date of April 16, 2012. All expert reports have been produced and expert depositions have commenced.

As of January 24, 2012, Realogy entered into a memorandum of understanding memorializing the principal terms of a proposed settlement of this action. The structure of the proposed settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. The non-monetary consideration includes but is not limited to waivers and modifications of certain fees and payments of incentive fees. On February 16, 2012, the parties executed a Stipulation of Settlement finalizing the terms of the settlement reflected in the memorandum of understanding. The Stipulation of Settlement and related settlement documents were submitted to the Court on February 17th by the plaintiffs to obtain preliminary approval. The court granted preliminary approval on February 22nd. Notice of the settlement will go to the class in the next 30 days. A fairness hearing will be held on June 4, 2012 when the court will determine whether to grant final approval of the settlement. Realogy has reserved for funding that would be required beyond carrier contributions and that amount is reflected in our financial results for the year ended December 31, 2011.

This class action involves substantial, complex litigation. Class action litigation is inherently unpredictable and subject to significant uncertainties. If the proposed settlement is not finalized and approved by the court, the resolution of this litigation could result in substantial losses and there can be no assurance that such resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.

Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al.). The case, pending in the United States District Court for the Central District of California, arises from the relationship of several of our subsidiaries with a former Coldwell Banker Commercial franchise, whose affiliated entity allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities during the period in which it was a franchisee and for a period of time after the franchise agreement was terminated. In a SEC civil proceeding asserting violations of various securities laws, by stipulated judgment dated September 2, 2009, a shareholder of the franchisee, Real Estate Partners, Inc. (“REP”), and REP’s affiliated entities were ordered to disgorge approximately $53 million in funds raised from investors. REP filed for Chapter 11 bankruptcy protection in 2007. The complaint, initially filed in April 2010 and subsequently amended twice, most recently in March 2011, alleges, among other things, that our subsidiaries Coldwell Banker Real Estate Corporation and Coldwell Banker Real Estate LLC, engaged in negligence and fraud as they knew or should have known that REP and the Coldwell Banker Commercial franchisee were using the marks in connection with the promotion of securities but that the Coldwell Banker subsidiaries failed to act to stop that use. The second amended complaint is a putative class action brought on behalf of REP investors. On September 8, 2011, the court denied the Coldwell Banker subsidiaries’ motion to dismiss on the second amended complaint. On August 22, 2011, plaintiffs filed their motion to certify a class. Oral argument on the motion to certify the class is scheduled for March 5, 2012 and a decision is expected shortly after oral argument. Trial is currently scheduled for August 2012.

Realogy Corporation v. Triomphe Partners and Triomphe Immobilien (AAA/District New York). On August 15, 2011, the United States District Court of the Southern District of New York denied Triomphe’s appeal of an August 4, 2010 arbitration decision in this matter. As previously disclosed, the arbitrators found that Realogy properly terminated the franchise contracts of a former master franchisor of the Coldwell Banker brand for 28 countries, in Eastern and Western Europe, for failing to meet minimum office requirements but denied Realogy’s monetary claim. All of the former master franchisee’s counterclaims were denied.

Cendant Corporate Litigation

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.

***

The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.

Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants. As such, the Company could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on the Company’s financial condition, results of operations or cash flows in any particular period.

Tax Matters

The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.

Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport. On July 15, 2010, Cendant and the IRS agreed to settle the previously disclosed IRS examination of Cendant’s taxable years 2003 through 2006. Pursuant to the IRS settlement, Tax Sharing Agreement and a letter agreement executed with Wyndham, Realogy in 2010 paid $58 million, including interest, to reimburse Cendant for a portion of the amount payable by Cendant to the IRS and Wyndham for certain tax credits used under the IRS settlement.

With respect to any remaining residual legacy Cendant tax liabilities which remain after the IRS settlement, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.

Contingent Liability Letter of Credit

In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group in accordance with the Separation and Distribution Agreement. The synthetic letter of credit was utilized to support the Company’s payment obligations with respect to its share of Cendant contingent and other corporate liabilities. The stated amount of the standby irrevocable letter of credit is subject to periodic adjustment to reflect the then current estimate of Cendant contingent and other liabilities. In 2010, the Company entered into agreements with Avis Budget Group and Wyndham to reduce the letter of credit from $446 million to $123 million primarily due to Cendant’s IRS tax settlement for the taxable years 2003 through 2006 and other liability adjustments. In 2011, Realogy further reduced the letter of credit to $70 million. The standby irrevocable letter of credit will be terminated if (i) the Company’s senior unsecured credit rating is raised to BB by Standard and Poor’s or Ba2 by Moody’s or (ii) the aggregate value of the former parent contingent liabilities falls below $30 million.

Apollo Management Fee Agreement

In connection with the Merger, Apollo entered into a management fee agreement with the Company which allows Apollo and its affiliates to provide certain management consulting services to the Company through the end of 2016 (subject to possible extension). The Company pays Apollo an annual management fee for this service up to the sum of the greater of $15 million or 2.0% of the Company’s annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith. At December 31, 2011, the Company had $30 million accrued for the payment of Apollo management fees.

In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo will receive a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Apollo waived any fees payable to it pursuant to the management fee agreement in connection with the 2011 Refinancing Transactions and 2012 Senior Secured Notes Offering. The Company has agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the management fee agreement.

Escrow and Trust Deposits

As a service to the Company’s customers, it administers escrow and trust deposits which represent undisbursed amounts received for settlements of real estate transactions. With the passage of the Dodd-Frank Act in July 2010, deposits at FDIC-insured institutions are permanently insured up to $250 thousand. In addition, the Dodd-Frank Act temporarily provides unlimited coverage for non-interest-bearing transaction accounts from December 31, 2010 through December 31, 2012. These escrow and trust deposits totaled approximately $272 million and $190 million at December 31, 2011 and 2010, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Consolidated Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

Leases

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2011 are as follows:

Year	Amount
2012	$136
2013	98
2014	66
2015	46
2016	24
Thereafter	119

$489

Capital lease obligations were $12 million, net of $1 million of imputed interest, at December 31, 2011 and $12 million, net of $2 million of imputed interest, at December 31, 2010.

The Company incurred rent expense as follows:

	For the Year Ended December 31,
	2011	2010	2009
Gross rent expense	$173	$181	$195
Less: Sublease rent income	—	(3)	(3)

Net rent expense	$173	$178	$192

Purchase Commitments and Minimum Licensing Fees

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. The purchase commitments made by the Company as of December 31, 2011 are approximately $80 million.

The Company is required to pay a minimum licensing fee to Sotheby’s which began in 2009 and continues through 2054. The annual minimum licensing fee is approximately $2 million per year. The Company is also required to pay a minimum licensing fee to Meredith Corporation for the licensing of the Better Homes and Gardens Real Estate brand. The annual minimum licensing fee began in 2009 at $0.5 million and will increase to $4 million by 2014 and generally remains the same thereafter.

Future minimum payments for these purchase commitments and minimum licensing fees as of December 31, 2011 are as follows:

Year	Amount
2012	$48
2013	22
2014	11
2015	10
2016	9
Thereafter	253

$353

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing: (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the: (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts, and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications

In the normal course of business, the Company coordinates numerous events for its franchisees and thus reserves a number of venues with certain minimum guarantees, such as room rentals at hotels local to the conference center. However, such room rentals are paid by each individual franchisee. If the franchisees do not meet the minimum guarantees, the Company is obligated to fulfill the minimum guaranteed fees. Such guarantees in effect at December 31, 2011 extend into 2013 and the maximum potential amount of future payments that the Company may be required to make under such guarantees is approximately $2 million. The Company would only be required to pay this maximum amount if none of the franchisees conducted their planned events at the reserved venues. Historically, the Company has not been required to make material payments under these guarantees.

Insurance and Self-Insurance

At December 31, 2011 and 2010, the Consolidated Balance Sheets include approximately $39 million and $61 million, respectively, of liabilities relating to: (i) self-insured risks for errors and omissions and other legal matters incurred in the ordinary course of business within the Company Owned Real Estate Brokerage Services segment, (ii) vacant dwellings and household goods in transit within the Relocation Services segment, and (iii) premium and claim reserves for the Company’s title underwriting business. The Company may also be subject to legal claims arising from the handling of escrow transactions and closings. The Company’s subsidiary, NRT, carries errors and omissions insurance for errors made during the real estate settlement process of $15 million in the aggregate, subject to a deductible of $1 million per occurrence. In addition, the Company carries an additional errors and omissions insurance policy for Realogy Corporation and its subsidiaries for errors made for real estate related services up to $35 million in the aggregate, subject to a deductible of $2.5 million per occurrence. This policy also provides excess coverage to NRT creating an aggregate limit of $50 million, subject to the NRT deductible of $1 million per occurrence.

The Company issues title insurance policies which provide coverage for real property mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, the Company’s insurance risk is limited to the first $5,000 of claims on any one policy. The title underwriter which the Company acquired in January 2006 typically underwrites title insurance policies of up to $1.5 million. For policies in excess of $1.5 million, the Company typically obtains a reinsurance policy from a national underwriter to reinsure the excess amount.

Fraud, defalcation and misconduct by employees are also risks inherent in the business. The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. The Company maintains Fidelity insurance covering the loss or theft of funds of up to $30 million annually in the aggregate, subject to a deductible of $1 million per occurrence.

The Company also maintains self-insurance arrangements relating to health and welfare, workers’ compensation, auto and general liability in addition to other benefits provided to the Company’s employees. The accruals for these self-insurance arrangements totaled approximately $17 million and $17 million at December 31, 2011 and 2010, respectively.

15.	EQUITY (DEFICIT)

Accumulated Other Comprehensive Loss

The after-tax components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments (1)	Minimum Pension Liability Adjustment	Unrealized Loss on Cash Flow Hedges	Accumulated Other Comprehensive Loss (2)
Balance at January 1, 2009	$(7)	$(16)	$(23)	$(46)
Current period change	7	(1)	8	14

Balance at December 31, 2009	—	(17)	(15)	(32)
Current period change	—	(3)	5	2

Balance at December 31, 2010	—	(20)	(10)	(30)
Current period change	—	(12)	10	(2)

Balance at December 31, 2011	$—	$(32)	$—	$(32)

(1)	Assets and liabilities of foreign subsidiaries having non-U.S.–dollar functional currencies are translated at exchange rates at the balance sheet dates and equity accounts are translated at historical spot rates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in the Consolidated Statement of Operations.
(2)	As of December 31, 2011, the Company does not have any after-tax components of accumulated other comprehensive loss attributable to noncontrolling interests.

Earnings (loss) per share attributable to Holdings

Basic earnings per share is computed based upon weighted-average shares outstanding during the period. Dilutive earnings per share is computed consistently with the basic computation while giving effect to all dilutive potential common shares and common share equivalents that were outstanding during the period. Holdings uses the treasury stock method to reflect the potential dilutive effect of unvested stock awards and unexercised options.

The Company was in a net loss position for each of the three years ended December 31, 2011, 2010 and 2009, and therefore the impact of stock options and restricted stock were excluded from the computation of dilutive earnings (loss) per share because they were anti-dilutive. The number of stock options excluded from the computation was 0.7 million, 0.6 million and 0.6 million shares for the three years ended December 31, 2011, 2010, and 2009, respectively. The number of restricted stock shares excluded from the computation were 4 thousand, none and 8 thousand shares for the three years ended December 31, 2011, 2010, and 2009, respectively.

Amended and Restated Certificate of Incorporation

On January 5, 2011, in connection with the consummation of the Debt Exchange Offering, Holdings amended and restated its certificate of incorporation. Under its amended and restated certificate of incorporation, Holdings has the authority to issue up to 180,000,000 shares, of which Holdings has the authority to issue 168,000,000 shares of Class A Common Stock, $0.01 par value (the “Class A Common Stock”), 10,000,000 shares of Class B Common Stock, $0.01 par value and 2,000,000 shares of Preferred Stock, $0.01 par value. Pursuant to Holdings’ amended and restated certificate of incorporation, the outstanding shares of common stock of Holdings were reclassified on a share-for-share basis into shares of Class B Common Stock, the voting of which is controlled by Apollo.

The Convertible Notes are convertible to shares of Class A Common Stock upon conversion. Each share of Class A Common Stock has one vote per share, and each share of Class B Common Stock has five votes per share. The Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis once (i) Apollo converts all of the Convertible Notes it received in the Debt Exchange Offering into shares of Class A Common Stock or (ii) upon a Qualified Public Offering, provided that such conversion would not result in a change of control of Realogy under the senior secured credit facility or any of Realogy’s other debt arrangements.

16.	RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The following is a description of the Company’s risk management policies.

Interest Rate Risk

At December 31, 2011, the Company had total long-term debt of $7,150 million, excluding $327 million of securitization obligations. Of the $7,150 million of long-term debt, the Company has $2,759 million of variable interest rate debt primarily based on LIBOR. Although we have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our variable rate borrowings, such interest rate swaps do not eliminate interest rate volatility for all of our variable rate indebtedness at December 31, 2011. The remaining variable interest rate debt is subject to market rate risk as our interest payments will fluctuate as a result of market changes.

At December 31, 2011, the fair value of the Company’s long-term debt, excluding securitization obligations, approximated $5,690 million, which was determined based on quoted market prices. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount that could be realized in a current market exchange.

In the normal course of business, the Company borrows funds under its securitization facilities and utilizes such funds to generate assets on which it generally earns interest income. The Company does not believe it is exposed to significant interest rate risk in connection with these activities as the rate it incurs on such borrowings and the rate it earns on such assets are generally based on similar variable indices, thereby providing a natural hedge.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

As of December 31, 2011, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. The Company actively monitors the credit risk associated with the Company’s receivables.

Market Risk Exposure

The Company Owned Real Estate Brokerage Services segment, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the U.S. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions of the country. For the year ended December 31, 2011, NRT generated approximately 28% of its revenues from California, 25% from the New York metropolitan area and 11% from Florida. For the year ended December 31, 2010, NRT generated approximately 27% of its revenues from California, 26% from the New York metropolitan area and 10% from Florida. For the year ended December 31, 2009, NRT generated approximately 27% of its revenues from California, 23% from the New York metropolitan area and 11% from Florida.

Derivative Instruments

The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables. The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected not to utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. As of December 31, 2011, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $15 million. As of December 31, 2010, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $18 million.

The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has three interest rate swaps with an aggregate notional value of $650 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expires in July 2012, the second swap, with a notional value of $200 million, expires in December 2012 and the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating LIBOR rate based payments) to perform this hedging strategy.

At December 31, 2010, $425 million of the derivatives were being accounted for as cash flow hedges in accordance with the FASB’s derivative and hedging guidance and the unfavorable fair market value of the swaps was recorded within Accumulated Other Comprehensive Income/(Loss) (“AOCI”). Following the completion of the 2011 Refinancing Transactions, the Company was not able to maintain hedge effectiveness in accordance with the accounting guidance. As a result, the interest rate swaps were de-designated as cash flow hedging instruments and the fair value of $17 million was reclassified from AOCI and recognized in interest expense in the Consolidated Statements of Operations during the first quarter of 2011.

The fair value of derivative instruments was as follows:

Liability Derivatives		December 31, 2011 Fair Value	December 31, 2010 Fair Value
Designated as Hedging Instruments	Balance Sheet Location
Interest rate swap contracts	Other non-current liabilities	$—	$17

Not Designated as Hedging Instruments
Interest rate swap contracts	Other current liabilities	$7	$—
	Other non-current liabilities	10	—

		$17	$—

The effect of derivative instruments on earnings is as follows:

Derivatives in Cash Flow Hedge Relationships	Gain or (Loss) Recognized in Other Comprehensive Income		Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain or (Loss) Reclassified from AOCI into Income
	Year Ended December 31, 2011	Year Ended December 31, 2010		Year Ended December 31, 2011	Year Ended December 31, 2010
Interest rate swap contracts	$—	$8	Interest expense	$(17)	$(19)

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Year Ended December 31, 2011	Year Ended, December 31, 2010
Interest rate swap contracts	Interest expense	$(7)	$—
Foreign exchange contracts	Operating expense	—	$(1)

Financial Instruments

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level Input:	Input Definitions:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The availability of observable inputs can vary from asset to asset and is affected by a wide variety of factors, including, for example, the type of asset, whether the asset is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level III. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of financial instruments is generally determined by reference to quoted market values. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The fair value of interest rate swaps is determined based upon a discounted cash flow approach that incorporates counterparty and performance risk and therefore is categorized in Level III.

The following table summarizes fair value measurements by level at December 31, 2011 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1

The following table summarizes fair value measurements by level at December 31, 2010 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1

The following table presents changes in Level III financial liabilities measured at fair value on a recurring basis:

Fair value at January 1, 2010	$25
Changes reflected in other comprehensive loss	(8)

Fair value at December 31, 2010	17
Changes reflected in other comprehensive loss	—

Fair value at December 31, 2011	$17

The following table summarizes the carrying amount of the Company’s indebtedness compared to the estimated fair value, primarily determined by quoted market values, at:

	December 31, 2011		December 31, 2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Debt
Senior Secured Credit Facility:
Non-extended revolving credit facility	$78	$78	$—	$—
Extended revolving credit facility	97	97	—	—
Non-extended term loan facility	629	590	3,059	2,903
Extended term loan facility	1,822	1,630	—	—
First and a Half Lien Notes	700	606	—	—
Second Lien Loans	650	655	650	720
Other bank indebtedness	133	133	163	163
Existing Notes:
10.50% Senior Notes	64	56	1,688	1,656
11.00%/11.75% Senior Toggle Notes	52	43	468	449
12.375% Senior Subordinated Notes	187	144	864	806
Extended Maturity Notes:
11.50% Senior Notes	489	367	—	—
12.00% Senior Notes	129	95	—	—
13.375% Senior Subordinated Notes	10	7	—	—
11.00% Convertible Notes	2,110	1,189	—	—
Securitization obligations	327	327	331	331

17.	SEGMENT INFORMATION

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for secured assets and obligations) and income taxes, each of which is presented in the Company’s Consolidated Statements of Operations. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

	Revenues (a) (b)
	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$557	$560	$538
Company Owned Real Estate Brokerage Services	2,970	3,016	2,959
Relocation Services	423	405	320
Title and Settlement Services	359	325	328
Corporate and Other (c)	(216)	(216)	(213)

Total Company	$4,093	$4,090	$3,932

(a)	Transactions between segments are eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include intercompany royalties and marketing fees paid by the Company Owned Real Estate Brokerage Services segment of $216 million for the year ended December 31, 2011, $216 million for the year ended December 31, 2010 and $213 million for the year ended December 31, 2009. Such amounts are eliminated through the Corporate and Other line.

(b)	Revenues for the Relocation Services segment include intercompany referral and relocation fees paid by the Company Owned Real Estate Brokerage Services segment of $37 million for the year ended December 31, 2011, $37 million for the year ended December 31, 2010 and $34 million for the year ended December 31, 2009. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.
(c)	Includes the elimination of transactions between segments.

	EBITDA (a) (b) (c)
	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$320	$352	$323
Company Owned Real Estate Brokerage Services	56	80	6
Relocation Services	115	109	122
Title and Settlement Services	29	25	20
Corporate and Other (c)	(77)	269	(6)

Total Company	$443	$835	$465

(a)	Includes $11 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $15 million of former parent legacy items for the year ended December 31, 2011. Includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments for the year ended December 31, 2010. Includes $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of $55 million recorded at Cartus related to WEX partially offset by $21 million of expenses recorded at Corporate) for the year ended December 31, 2009.
(b)	2011 EBITDA includes a loss on the early extinguishment of debt of $36 million and 2009 EBITDA includes a gain on the early extinguishment of debt of $75 million.
(c)	Includes the elimination of transactions between segments.

Provided below is a reconciliation of EBITDA to Net loss attributable to Holdings:

	For the Year Ended December 31,
	2011	2010	2009
EBITDA	$443	$835	$465
Less:
Depreciation and amortization	186	197	194
Interest expense/(income), net	666	604	583

Income (loss) before income taxes	(409)	34	(312)
Income tax expense (benefit)	32	133	(50)

Net loss attributable to Holdings	$(441)	$(99)	$(262)

Depreciation and Amortization

	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$77	$78	$78
Company Owned Real Estate Brokerage Services	41	44	56
Relocation Services	47	50	34
Title and Settlement Services	12	17	18
Corporate and Other	9	8	8

Total Company	$186	$197	$194

Segment Assets

	As of December 31,
	2011	2010
Real Estate Franchise Services	$4,730	$4,802
Company Owned Real Estate Brokerage Services	840	874
Relocation Services	1,369	1,404
Title and Settlement Services	290	277
Corporate and Other	121	212

Total Company	$7,350	$7,569

Capital Expenditures

	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$7	$6	$6
Company Owned Real Estate Brokerage Services	22	22	17
Relocation Services	7	8	7
Title and Settlement Services	8	6	6
Corporate and Other	5	7	4

Total Company	$49	$49	$40

The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	All Other Countries	Total
On or for the year ended December 31, 2011
Net revenues	$3,968	$125	$4,093
Total assets	7,246	104	7,350
Net property and equipment	164	1	165
On or for the year ended December 31, 2010
Net revenues	$3,990	$100	$4,090
Total assets	7,463	106	7,569
Net property and equipment	185	1	186
On or for the year ended December 31, 2009
Net revenues	$3,838	$94	$3,932
Total assets	7,518	63	7,581
Net property and equipment	210	1	211

18.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Provided below is selected unaudited quarterly financial data for 2011 and 2010.

	2011
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$118	$160	$151	$128
Company Owned Real Estate Brokerage Services	587	884	841	658
Relocation Services	87	110	126	100
Title and Settlement Services	83	90	95	91
Other (a)	(44)	(65)	(58)	(49)

	$831	$1,179	$1,155	$928

Loss before income taxes, equity in earnings and noncontrolling interests (b)
Real Estate Franchise Services	$42	$78	$74	$50
Company Owned Real Estate Brokerage Services	(47)	34	24	(23)
Relocation Services	(2)	21	39	11
Title and Settlement Services	(1)	9	6	4
Other	(228)	(166)	(171)	(187)

	$(236)	$(24)	$(28)	$(145)

Net loss attributable to Holdings	$(237)	$(22)	$(28)	$(154)

Loss per share attributable to Holdings (c):
Basic loss per share:	(29.56)	(2.74)	(3.49)	(19.21)
Diluted loss per share:	(29.56)	(2.74)	(3.49)	(19.21)

(a)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.
(b)	The quarterly results include the following:
•	A loss on the early extinguishment of debt of $36 million in the first quarter;
•	Former parent legacy cost (benefit) of $(2) million, $(12) million, $(3) million and $2 million in the first, second, third and fourth quarters, respectively;
•	Restructuring charges of $2 million, $3 million, $3 million and $3 million in the first, second, third and fourth quarters, respectively; and
•	Merger costs of $1 million in the fourth quarter.
(c)	Basic and diluted EPS amounts in each quarter are computed using the weighted-average number of shares outstanding during that quarter, while basic and diluted EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Therefore, the sum of the four quarters’ basic or diluted EPS may not equal the full year basic or diluted EPS.

	2010
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$122	$173	$138	$127
Company Owned Real Estate Brokerage Services	601	956	762	697
Relocation Services	76	106	122	101
Title and Settlement Services	65	86	84	90
Other (a)	(45)	(68)	(54)	(49)

	$819	$1,253	$1,052	$966

Income (loss) before income taxes, equity in earnings and noncontrolling interests (b)
Real Estate Franchise Services	$46	$103	$71	$55
Company Owned Real Estate Brokerage Services	(47)	64	8	(20)
Relocation Services	(8)	15	38	15
Title and Settlement Services	(10)	8	3	8
Other	(173)	143	(156)	(157)

	$(192)	$333	$(36)	$(99)

Net income (loss) attributable to Holdings	$(197)	$222	$(33)	$(91)

Earnings (loss) per share attributable to Holdings (c):
Basic earnings (loss) per share:	(24.60)	27.69	(4.12)	(11.35)
Diluted earnings (loss) per share:	(24.60)	27.69	(4.12)	(11.35)

(a)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.
(b)	The quarterly results include the following:
•	Former parent legacy cost (benefit) of $5 million, $(314) million, $(6) million and $(8) million in the first, second, third and fourth quarters, respectively;
•	Restructuring charges of $6 million, $4 million, $2 million and $9 million in the first, second, third and fourth quarters, respectively; and
•	Merger costs of $1 million in the fourth quarter.
(c)	Basic and diluted EPS amounts in each quarter are computed using the weighted-average number of shares outstanding during that quarter, while basic and diluted EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Therefore, the sum of the four quarters’ basic or diluted EPS may not equal the full year basic or diluted EPS. In the second quarter of 2010, the impact of unexercised options and unvested restricted stock were anti-dilutive and, accordingly, no unexercised options or unvested restricted stock were included in the calculation of diluted earnings per share based on the application of the treasury stock method.

19.	GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following consolidating financial information presents the Consolidating Balance Sheets and Consolidating Statements of Operations and Cash Flows for: (i) Realogy Holdings Corp. (“Holdings”); (ii) its direct wholly owned subsidiary Domus Intermediate Holdings Corp. (“Intermediate”); (iii) its indirect wholly owned subsidiary, Realogy Corporation (“Realogy”); (iv) the guarantor subsidiaries of Realogy; (v) the non-guarantor subsidiaries of Realogy; (vi) elimination entries necessary to consolidate Holdings, Intermediate, Realogy and the guarantor and non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. The guarantor subsidiaries of Realogy are comprised of 100% owned entities. Guarantor and non-guarantor subsidiaries are 100% owned by Realogy, either directly or indirectly. All guarantees are full and unconditional and joint and several. Non-guarantor entities are comprised of securitization entities, foreign subsidiaries, unconsolidated entities, insurance underwriter subsidiaries and qualified foreign holding corporations. The guarantor and non-guarantor financial information is prepared using the same basis of accounting as the consolidated financial statements except for the investments in consolidated subsidiaries which are accounted for using the equity method.

Consolidating Statement of Operations

Year Ended December 31, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,926	$—	$—	$2,926
Service revenue	—	—	—	494	258	—	752
Franchise fees	—	—	—	256	—	—	256
Other	—	—	—	152	7	—	159

Net revenues	—	—	—	3,828	265	—	4,093
Expenses
Commission and other agent-related costs	—	—	—	1,932	—	—	1,932
Operating	—	—	1	1,072	197	—	1,270
Marketing	—	—	—	183	2	—	185
General and administrative	—	—	55	181	18		254
Former parent legacy costs (benefit), net	—	—	(15)	—	—	—	(15)
Restructuring costs	—	—	—	11	—	—	11
Merger costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	9	176	1	—	186
Interest expense/(income), net	—	—	655	11	—	—	666
Loss on the early extinguishment of debt	—	—	36	—	—	—	36
Intercompany transactions	—	—	5	(4)	(1)	—	—

Total expenses	—	—	747	3,562	217	—	4,526
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(747)	266	48	—	(433)
Income tax expense (benefit)	—	—	(111)	127	16	—	32
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(26)	—	(26)
Equity in (earnings) losses of subsidiaries	441	441	(195)	(56)	—	(631)	—

Net income (loss)	(441)	(441)	(441)	195	58	631	(439)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)

Net income (loss) attributable to Holdings	$(441)	$(441)	$(441)	$195	$56	$631	$(441)

Consolidating Statement of Operations

Year Ended December 31, 2010

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,965	$—	$—	$2,965
Service revenue	—	—	—	496	204	—	700
Franchise fees	—	—	—	263	—	—	263
Other	—	—	—	157	5	—	162

Net revenues	—	—	—	3,881	209	—	4,090
Expenses
Commission and other agent-related costs	—	—	—	1,932	—	—	1,932
Operating	—	—	—	1,086	155	—	1,241
Marketing	—	—	—	177	2	—	179
General and administrative	—	—	51	172	15	—	238
Former parent legacy costs (benefit), net	—	—	(323)	—	—	—	(323)
Restructuring costs	—	—	3	18	—	—	21
Merger Costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	8	187	2	—	197
Interest expense/(income), net	—	—	597	7	—	—	604
Other (income)/expense, net	—	—	(1)	(5)	—	—	(6)
Intercompany transactions	—	—	5	(4)	(1)	—	—

Total expenses	—	—	341	3,570	173	—	4,084
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(341)	311	36	—	6
Income tax expense (benefit)	—	—	(252)	383	2	—	133
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(30)	—	(30)
Equity in (earnings) losses of subsidiaries	99	99	10	(62)	—	(146)	—

Net income (loss)	(99)	(99)	(99)	(10)	64	146	(97)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)

Net income (loss) attributable to Holdings	$(99)	$(99)	$(99)	$(10)	$62	$146	$(99)

Consolidating Statement of Operations

Year Ended December 31, 2009

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,884	$2	$—	$2,886
Service revenue	—	—	—	436	185	—	621
Franchise fees	—	—	—	273	—	—	273
Other	—	—	—	146	6	—	152

Net revenues	—	—	—	3,739	193	—	3,932
Expenses
Commission and other agent-related costs	—	—	—	1,850	—	—	1,850
Operating	—	—	—	1,135	128	—	1,263
Marketing	—	—	—	159	2	—	161
General and administrative	—	—	49	193	8	—	250
Former parent legacy costs (benefit), net	—	—	21	(55)	—	—	(34)
Restructuring costs	—	—	7	63	—	—	70
Merger Costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	8	184	2	—	194
Interest expense/(income), net	—	—	580	3	—	—	583
Gain on the extinguishment of debt	—	—	(75)	—	—	—	(75)
Other (income)/expense, net	—	—	2	—	1	—	3
Intercompany transactions	—	—	6	(5)	(1)	—	—

Total expenses	—	—	599	3,527	140	—	4,266
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(599)	212	53	—	(334)
Income tax expense (benefit)	—	—	(173)	97	26	—	(50)
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(24)	—	(24)
Equity in (earnings) losses of subsidiaries	262	262	(164)	(49)	—	(311)	—

Net income (loss)	(262)	(262)	(262)	164	51	311	(260)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)

Net income (loss) attributable to Holdings	$(262)	$(262)	$(262)	$164	$49	$311	$(262)

Consolidating Balance Sheet

December 31, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$80	$67	$(6)	$143
Trade receivables, net	—	—	—	75	45	—	120
Relocation receivables	—	—	—	14	364	—	378
Relocation properties held for sale	—	—	—	11	—	—	11
Deferred income taxes	—	—	14	53	(1)	—	66
Intercompany note receivable	—	—	—	6	19	(25)	—
Other current assets	—	—	8	64	16	—	88

Total current assets	—	—	24	303	510	(31)	806
Property and equipment, net	—	—	17	145	3	—	165
Goodwill	—	—	—	3,299	—	—	3,299
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	1,697	—	—	1,697
Other intangibles, net	—	—	—	439	—	—	439
Other non-current assets	—	—	68	85	59	—	212
Investment in subsidiaries	(1,499)	(1,499)	8,216	181	—	(5,399)	—

Total assets	$(1,499)	$(1,499)	$8,325	$6,881	$572	$(5,430)	$7,350

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$22	$158	$10	$(6)	$184
Securitization obligations	—	—	—	—	327	—	327
Intercompany note payable	—	—	—	19	6	(25)	—
Due to former parent	—	—	80	—	—	—	80
Revolving credit facility and current portion of long-term debt	—	—	267	50	8	—	325
Accrued expenses and other current liabilities	—	—	202	282	36	—	520
Intercompany payables	—	—	2,222	(2,203)	(19)	—	—

Total current liabilities	—	—	2,793	(1,694)	368	(31)	1,436
Long-term debt	—	—	6,825	—	—	—	6,825
Deferred income taxes	—	—	(604)	1,025	—	—	421
Other non-current liabilities	—	—	83	61	23	—	167
Intercompany liabilities	—	—	727	(727)	—	—	—

Total liabilities	—	—	9,824	(1,335)	391	(31)	8,849

Total equity (deficit)	(1,499)	(1,499)	(1,499)	8,216	181	(5,399)	(1,499)

Total liabilities and equity (deficit)	$(1,499)	$(1,499)	$8,325	$6,881	$572	$(5,430)	$7,350

Consolidating Balance Sheet

December 31, 2010

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$69	$74	$51	$(2)	$192
Trade receivables, net	—	—	—	79	35	—	114
Relocation receivables	—	—	—	—	386	—	386
Relocation properties held for sale	—	—	—	21	—	—	21
Deferred income taxes	—	—	15	63	(2)	—	76
Intercompany note receivable	—	—	—	13	19	(32)	—
Other current assets	—	—	9	69	31	—	109

Total current assets	—	—	93	319	520	(34)	898
Property and equipment, net	—	—	21	162	3	—	186
Goodwill	—	—	—	3,296	—	—	3,296
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	1,764	—	—	1,764
Other intangibles, net	—	—	—	478	—	—	478
Other non-current assets	—	—	80	83	52	—	215
Investment in subsidiaries	(1,063)	(1,063)	8,023	152	—	(6,049)	—

Total assets	$(1,063)	$(1,063)	$8,217	$6,986	$575	$(6,083)	$7,569

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$25	$168	$12	$(2)	$203
Securitization obligations	—	—	—	—	331	—	331
Intercompany note payable	—	—	—	19	13	(32)	—
Due to former parent	—	—	104	—	—	—	104
Revolving credit facility and current portion of long-term debt	—	—	132	55	7	—	194
Accrued expenses and other current liabilities	—	—	178	316	31	—	525
Intercompany payables	—	—	1,949	(1,962)	13	—	—

Total current liabilities	—	—	2,388	(1,404)	407	(34)	1,357
Long-term debt	—	—	6,698	—	—	—	6,698
Deferred income taxes	—	—	(614)	1,028	—	—	414
Other non-current liabilities	—	—	86	61	16	—	163
Intercompany liabilities	—	—	722	(722)	—	—	—

Total liabilities	—	—	9,280	(1,037)	423	(34)	8,632

Total equity (deficit)	(1,063)	(1,063)	(1,063)	8,023	152	(6,049)	(1,063)

Total liabilities and equity (deficit)	$(1,063)	$(1,063)	$8,217	$6,986	$575	$(6,083)	$7,569

Consolidating Statement of Cash Flows

Year Ended December 31, 2011

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(666)	$414	$74	$(14)	$(192)
Investing Activities
Property and equipment additions	—	—	(5)	(43)	(1)	—	(49)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(6)	—	—	(6)
Proceeds from (purchase of) certificates of deposit, net	—	—	—	(3)	8	—	5
Change in restricted cash	—	—	1	—	5	—	6
Intercompany note receivable	—	—	—	7	—	(7)	—
Other, net	—	—	—	(5)	—	—	(5)

Net cash provided by (used in) investing activities	—	—	(4)	(50)	12	(7)	(49)
Financing Activities
Net change in revolving credit facilities	—	—	150	(5)	—	—	145
Proceeds from the issuance of First and a Half Lien Notes	—	—	700	—	—	—	700
Proceeds from term loan extensions	—	—	98	—	—	—	98
Repayments of term loan credit facility	—	—	(706)	—	—	—	(706)
Repayment of prior securitization obligations	—	—	—	—	(299)	—	(299)
Proceeds from new securitization obligations	—	—	—	—	295	—	295
Net change in securitization obligations	—	—	—	—	—	—	—
Debt issuance costs	—	—	(34)	—	(1)	—	(35)
Intercompany dividend	—	—	—	—	(10)	10	—
Intercompany note payable	—	—	—	—	(7)	7	—
Intercompany transactions	—	—	392	(343)	(49)	—	—
Other, net	—	—	3	(10)	1	—	(6)

Net cash provided by (used in) financing activities	—	—	603	(358)	(70)	17	192

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	—	—	(67)	6	16	(4)	(49)
Cash and cash equivalents, beginning of period	—	—	69	74	51	(2)	192

Cash and cash equivalents, end of period	$—	$—	$2	$80	$67	$(6)	$143

Consolidating Statement of Cash Flows

Year Ended December 31, 2010

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(638)	$504	$24	$(8)	$(118)
Investing Activities
Property and equipment additions	—	—	(7)	(41)	(1)	—	(49)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(17)	—	—	(17)
Proceeds from sale of assets	—	—	—	5	—	—	5
Purchase of certificates of deposit	—	—	—	—	(9)	—	(9)

Net cash used in investing activities	—	—	(7)	(53)	(10)	—	(70)
Financing Activities
Net change in revolving credit facilities	—	—	100	35	7	—	142
Repayments of term loan credit facility	—	—	(32)	—	—	—	(32)
Net change in securitization obligations	—	—	—	—	27	—	27
Intercompany dividend	—	—	—	—	(11)	11	—
Intercompany transactions	—	—	454	(428)	(26)	—	—
Other, net	—	—	(2)	(8)	(3)	—	(13)

Net cash provided by (used in) financing activities	—	—	520	(401)	(6)	11	124

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	1	—	1

Net increase (decrease) in cash and cash equivalents	—	—	(125)	50	9	3	(63)
Cash and cash equivalents, beginning of period	—	—	194	24	42	(5)	255

Cash and cash equivalents, end of period	$—	$—	$69	$74	$51	$(2)	$192

Consolidating Statement of Cash Flows

Year Ended December 31, 2009

(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(583)	$309	$650	$(35)	$341
Investing Activities
Property and equipment additions	—	—	(4)	(36)	—	—	(40)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(5)	—	—	(5)
Change in restricted cash	—	—	—	—	(2)	—	(2)
Intercompany dividend	—	—	—	63	—	(63)	—
Intercompany note receivable	—	—	—	37	—	(37)	—

Net cash provided by (used in) investing activities	—	—	(4)	59	(2)	(100)	(47)
Financing Activities
Net change in revolving credit facilities	—	—	(515)	—	—	—	(515)
Proceeds from issuance of Second Lien Loans	—	—	500	—	—	—	500
Repayments of term loan credit facility	—	—	(32)	—	—	—	(32)
Net change in securitization obligations	—	—	—	—	(410)	—	(410)
Debt issuance costs	—	—	(11)	—	—	—	(11)
Intercompany dividend	—	—	—	—	(96)	96	—
Intercompany note payable	—	—	—	—	(37)	37	—
Intercompany transactions	—	—	463	(364)	(99)	—	—
Other, net	—	—	(2)	(6)	(3)	—	(11)

Net cash provided by (used in) financing activities	—	—	403	(370)	(645)	133	(479)

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	3	—	3

Net increase (decrease) in cash and cash equivalents	—	—	(184)	(2)	6	(2)	(182)
Cash and cash equivalents, beginning of period	—	—	378	26	36	(3)	437

Cash and cash equivalents, end of period	$—	$—	$194	$24	$42	$(5)	$255

20.	SUBSEQUENT EVENTS (UNAUDITED)

2012 Senior Secured Notes Offering

On February 2, 2012, Realogy issued $593 million of First Lien Notes with an interest rate of 7.625% and $325 million of New First and a Half Lien Notes with an interest rate of 9.00%, the proceeds of which were used to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.

The Company used the proceeds from the offering of approximately $918 million to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.

The First Lien Notes and the New First and a Half Lien Notes are guaranteed on a senior secured basis by Domus Intermediate Holdings Corp., Realogy’s parent, and each domestic subsidiary of Realogy that is a guarantor under its senior secured credit facility and certain of its outstanding securities. The First Lien Notes and the New First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes and the New First and a Half Lien Notes are secured by substantially the same collateral as Realogy’s existing obligations under its senior secured credit facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing Realogy’s first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing Realogy’s other secured obligations that are not secured by a first priority lien, including the First and a Half Lien Notes, and Realogy’s second lien obligations under its senior secured credit facility. The priority of the collateral liens securing the New First and a Half Lien Notes is (i) junior to the collateral liens securing Realogy’s first lien obligations under its senior secured credit facility and the First Lien Notes, (ii) equal to the collateral liens securing the Existing First and a Half Lien Notes, and (iii) senior to the collateral liens securing Realogy’s second lien obligations under its senior secured credit facility.

Pro forma Indebtedness Table

The debt table below gives effect to the 2012 Senior Secured Notes Offering as if it occurred on December 31, 2011.

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	363	97	172
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes (5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes (6)	11.50%	April 2017	492	489	—
Senior Notes (7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited (9)		Various	62	31	31

			$8,096	$7,688	$307

(1)	The available capacity under this facility was reduced by $94 million of outstanding letters of credit after taking into consideration the $25 million reduction in letters of credit backed revolving credit borrowings that occurred in January 2012. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.
(2)	Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.
(3)	Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).
(4)	Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013.
(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.
(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.
(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.
(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.
(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

Additional Shares Reserved for the Stock Incentive Plan

As of February 24, 2012, there were 0.9 million shares of Class A Common Stock reserved for issuance under the Amended and Restated Holdings 2007 Stock Incentive Plan, including approximately 0.7 million shares reserved for issuance upon exercise of outstanding options and approximately 0.2 million shares reserved for future grants under the plan. On February 27, 2012, the Holdings Compensation Committee approved a further amendment and restatement of the plan to increase the number of shares reserved thereunder by approximately 0.8 million, thereby increasing the total number of shares reserved for issuance to approximately 1.7 million.

Convertible Notes Letter Agreements

On September 4, 2012, the Company entered into letter agreements (the “Agreements”) with certain holders of its Convertible Notes, including RCIV Holdings, an affiliate of the Company’s controlling stockholder, (collectively , the “Significant Holders”), which as of September 4, 2012, together held approximately $1.9 billion of the total approximately $2.1 billion aggregate principal amount of the Convertible Notes.

Under the terms of the Agreements, each Significant Holder has agreed (i) not to transfer their respective Convertible Notes from the date of the agreement, (ii) to enter into a lock-up agreement with the underwriters in the IPO (covering all shares of common stock that each such Significant Holder owns) for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement, and (iii) to convert all of their respective Convertible Notes substantially concurrently with the closing of the IPO.

In return, each Significant Holder will receive (i) 0.125 shares of common stock for each share of common stock issued upon conversion of their Convertible Notes and (ii) a cash payment equal to approximately $105 million, or $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted.

The Company also entered into letter agreements (the “Letter Agreements”) with other eligible holders (collectively the “Other Holders”) of Convertible Notes who, as of September 4, 2012, together held approximately $127 million aggregate principal amount of such Convertible Notes.

Under the terms of the Letter Agreements, each Other Holder can elect (i) not to transfer their respective Convertible Notes from the date of the agreement (subject to certain exceptions pursuant to the terms of the lock-up agreements) and (ii) to enter into a lock-up agreement with the underwriters in the IPO (covering all shares of common stock that it owns) for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement.

In return, each Other Holder will receive 0.125 shares of common stock for each share of common stock issued upon conversion of their Convertible Notes. The Other Holders are under no obligation to convert their Convertible Notes but are not entitled to receive the additional shares of common stock except in the event of conversion of their Convertible Notes.

Independent Auditors’ Report

Members

PHH Home Loans, L.L.C.

Mt. Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of PHH Home Loans, L.L.C. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHH Home Loans, L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania

February 22, 2012

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$52,283	$40,681
Restricted cash	1,553	5
Mortgage loans held for sale	476,168	383,701
Accounts receivable, net of allowance for doubtful accounts of $53 and $54	20,274	14,207
Property, equipment and leasehold improvements, net	1,387	905
Other assets	17,442	9,859

Total assets	$569,107	$449,358

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$20,500	$19,547
Debt	433,720	304,197
Due to affiliates, net	14,377	38,424
Other liabilities	9,218	4,849

Total liabilities	477,815	367,017

Commitments and contingencies (Note 8)	—	—
MEMBERS’ EQUITY
Capital	60,994	78,992
Retained earnings	30,298	3,349

Total members’ equity	91,292	82,341

Total liabilities and members’ equity	$569,107	$449,358

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2011	2010
Revenues
Fee income	$49,930	$80,812
Gain on mortgage loans, net	195,652	193,859
Interest income	12,437	9,945
Interest expense	(11,635)	(7,060)

Net interest income	802	2,885
Other income	1,472	1,281

Total revenues	247,856	278,837

Expenses
Salaries and related expenses	121,338	140,485
Occupancy and other office expenses	8,692	9,067
Depreciation and amortization	418	419
Allocated expenses (Note 6)	32,856	38,368
Other operating expenses	35,512	33,307

Total expenses	198,816	221,646

Net income	$49,040	$57,191

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

	Capital	(Accumulated Deficit)/ Retained Earnings	Total Members’ Equity
Balance at December 31, 2009	$102,991	$(25,059)	$77,932
Net income	—	57,191	57,191
Return of Capital	(21,712)	—	(21,712)
Dividends	—	(28,783)	(28,783)
Acquisition of PHH Preferred Mortgage (Note 6)	(2,287)	—	(2,287)

Balance at December 31, 2010	78,992	3,349	82,341

Net income	—	49,040	49,040
Return of Capital	(17,852)	—	(17,852)
Dividends	—	(22,147)	(22,147)
Adjustments related to acquisition of PHH Preferred Mortgage (Note 6)	(146)	56	(90)

Balance at December 31, 2011	$60,994	$30,298	$91,292

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$49,040	$57,191
Adjustments to reconcile Net income to net cash used in operating activities:
Depreciation and amortization	418	419
Origination of mortgage loans held for sale	(8,650,014)	(8,148,039)
Proceeds on sale of and payments from mortgage loans held for sale	8,630,406	7,893,926
Earnings in equity method investment	(374)	(511)
Net unrealized gain on mortgage loans held for sale and related derivatives	(75,793)	(71,345)
Amortization of debt issuance costs	4,232	1,702
Changes in related balance sheet accounts:
Increase in accounts receivable, net	(6,067)	(11,807)
Increase in other assets	(114)	(151)
Increase in accounts payable and accrued expenses	1,047	6,067
(Decrease) increase in other liabilities	(34)	567

Net cash used in operating activities	(47,253)	(271,981)

Cash flows from investing activities:
Purchases of property, equipment and leasehold improvements	(900)	(552)
Increase in restricted cash	(1,548)	—
Payment for acquisition	—	(2,287)
Dividends on equity method investment	509	705

Net cash used in investing activities	(1,939)	(2,134)

Cash flows from financing activities:
Net (decrease) increase in due to affiliates, net	(23,209)	23,267
Net increase in short-term borrowings	129,519	304,193
Payment of debt issuance costs	(5,517)	(2,193)
Return of capital to members	(17,852)	(21,712)
Dividends	(22,147)	(28,783)

Net cash provided by financing activities	60,794	274,772

Net increase in Cash and cash equivalents	11,602	657
Cash and cash equivalents at beginning of period	40,681	40,024

Cash and cash equivalents at end of period	$52,283	$40,681

Supplemental Disclosure of Cash Flows Information
Interest payments	$7,499	$4,436

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

BASIS OF PRESENTATION

PHH Home Loans, L.L.C. is a joint venture formed by PHH Broker Partner Corporation (“PHH Broker Partner”), a wholly owned subsidiary of PHH Corporation (“PHH”) and Realogy Services Venture Partner, LLC (“Realogy”), formally Cendant Venture Partner, Inc. As of December 31, 2011 and 2010, PHH Broker Partner holds a 50.1% ownership interest in PHH Home Loans, L.L.C. and Realogy holds a 49.9% ownership interest in PHH Home Loans, L.L.C.

PHH Home Loans, L.L.C. provides residential mortgage banking services, including the origination and sale of mortgage loans primarily sourced through NRT Incorporated (“NRT”), Realogy’s wholly-owned real estate brokerage business and Cartus Corporation (“Cartus”), Realogy’s wholly-owned relocation business.

The Consolidated Financial Statements include the accounts of PHH Home Loans, L.L.C. and its wholly-owned subsidiaries, (collectively, the “Company”). In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

The acquisition of PHH Preferred Mortgage in 2010 was recorded using the pooling-of interests method and the financial information for all periods presented reflects the financial statements of the combined companies. See Note 6, “Due to Affiliates and Other Related Party Transactions” for further discussion of this transaction.

Unless otherwise noted, dollar amounts are presented in thousands.

CHANGES IN ACCOUNTING POLICIES

Business Combinations. In December 2010, the FASB issued new accounting guidance on business combinations, ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This new accounting guidance requires a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This new accounting guidance also expands the supplemental pro forma disclosures for Business Combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company adopted the new business combination guidance effective January 1, 2011. The adoption did not have an impact on the Company’s financial statements.

Fair Value Measurement. In January 2010, the FASB updated ASC 820, “Fair Value Measurements and Disclosures” to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value effective January 1, 2010, and the disclosures about the reconciliation of level three activity were adopted effective January 1, 2011 and all updated disclosures are included in 12, “Fair Value Measurements”.

Revenue Recognition. In October 2009, the FASB issued new accounting guidance on revenue recognition, ASU No. 2009-13, “Multiple Deliverable Arrangements”. This new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. The Company adopted the updates to revenue recognition guidance effective January 1, 2011. The adoption did not have an impact on the Company’s financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Offsetting Assets and Liabilities. In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This update requires disclosure of both gross and net information about instruments and transactions eligible for offset in the statement of financial position or subject to an agreement similar to a master netting arrangement. This includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. The new accounting guidance is effective beginning January 1, 2013, and should be applied retrospectively. This update will enhance the disclosure requirements for offsetting assets and liabilities but will not impact the Company’s financial position, results of operations or cash flows.

Comprehensive Income. In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”. Subsequently in December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. The updates to comprehensive income guidance require all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new accounting guidance is effective beginning January 1, 2012, and should be applied retrospectively. The adoption of these updates will impact the presentation and disclosure of the Company’s financial statements but will not impact its results of operations, financial position, or cash flows.

Fair Value Measurement. In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards”. This update to fair value measurement guidance addresses changes to concepts regarding performing fair value measurements including: (i) the application of the highest and best use and valuation premise; (ii) the valuation of an instrument classified in the reporting entity’s shareholders’ equity; (iii) the valuation of financial instruments that are managed within a portfolio; and (iv) the application of premiums and discounts. This update also enhances disclosure requirements about fair value measurements, including providing information regarding Level 3 measurements such as quantitative information about unobservable inputs, further discussion of the valuation processes used and assumption sensitivity analysis. The new accounting guidance is effective beginning January 1, 2012, and should be applied prospectively. The Company does not anticipate the adoption of this update will have a material impact on its financial statements.

REVENUE RECOGNITION

The Company’s operations include the origination (brokering or funding) and sale of residential mortgage loans. Fee income consists of income earned on all loan originations, brokered loan fees, application and underwriting fees, and fees on cancelled loans.

Gain on mortgage loans, net includes the realized and unrealized gains and losses on MLHS, as well as the changes in fair value of all loan-related derivatives, including IRLCs and freestanding loan-related derivatives. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company’s IRLCs and MLHS approximates a whole-loan price, which includes the value of the related servicing.

Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

INCOME TAXES

The Company has elected to report as a partnership for federal and state income tax purposes, and, accordingly, there is no provision for income taxes in the accompanying financial statements.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale represent loans originated and held until sold to permanent market investors. Mortgage loans held for sale are measured at fair value on a recurring basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives range from 1 to 5 years for leasehold improvements, 3 to 5 years for capitalized software, and 3 to 7 years for furniture, fixtures and equipment.

FAIR VALUE

A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:

Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company’s assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company’s creditworthiness and liquidity and are developed based on the best information available.

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses recorded include changes in fair value determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.

SUBSEQUENT EVENTS

Subsequent events are evaluated through the date of issuance of the Consolidated Financial Statements, which was February 22, 2012.

2.	Accounts Receivable

Accounts receivable, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Receivables related to loan sales and brokered loans	$17,366	$12,038
Amounts due from corporate customers	1,933	1,757
Other	1,028	466

Accounts receivable, gross	20,327	14,261
Allowance for doubtful accounts	(53)	(54)

Accounts receivable, net	$20,274	$14,207

3.	Property, Equipment And Leasehold Improvements

Property, equipment and leasehold improvements, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Furniture, fixtures and equipment	$2,889	$2,625
Capitalized software	1,046	529
Leasehold improvements	481	362

Property, equipment and leasehold improvements, gross	4,416	3,516
Accumulated depreciation	(3,029)	(2,611)

Property, equipment and leasehold improvements, net	$1,387	$905

4.	Other Assets

Other assets consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Derivative assets	$12,169	$5,851
Equity method investment	2,497	2,632
Debt issuance costs	1,776	491
Security deposits	424	450
Prepaid expenses	409	266
Other	167	169

Total	$17,442	$9,859

5.	Debt

The following table summarizes the components of Debt:

	December 31, 2011					December 31, 2010
	Balance	Capacity	Interest Rate (1)	Expiration Date		Balance
	($ in thousands)
Credit Suisse First Boston Mortgage
Capital LLC	$269,774	$325,000	2.51%	5/23/2012	(2)	$229,209
Wells Fargo Bank	118,980	150,000	3.08%	8/10/2012		—
Barclays Bank PLC	—	150,000	2.7%	12/11/2012		—
Ally Bank	44,966	75,000	3.13%	4/1/2012		74,988

Total	$433,720	$700,000				$304,197

(1)	Represents the stated interest rate as of December 31, 2011.
(2)	Provided certain conditions are met, the Credit Suisse First Boston Mortgage Capital, LLC facility may be renewed for an additional year at the Company’s request.

The Company’s debt represents committed asset-backed variable-rate repurchase facilities to support the origination of mortgage loans, which provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility. The source of repayment of the facilities is typically from the sale of the loans to permanent investors.

The fair value of debt was $433.7 million and $304.2 million as of December 31, 2011 and 2010, respectively.

Assets held as collateral are not available to pay the Company’s general obligations. As of December 31, 2011, collateral amounts included $460.7 million and $1.5 million of Mortgage loans held for sale and Restricted cash, respectively.

On December 13, 2011, the Company entered into a $150 million committed warehouse facility with Barclays Bank PLC, pursuant to a master repurchase agreement and certain related agreements.

On December 1, 2011, the variable-rate committed facility with Ally Bank was amended to reduce the committed capacity to $75 million and to extend the maturity date from December 1, 2011 to April 1, 2012, provided that no new loans can be funded after March 1, 2012.

On August 12, 2011, the Company entered into a $150 million variable-rate mortgage repurchase facility with Wells Fargo, pursuant to a master repurchase agreement and certain related agreements.

On May 25, 2011, the committed variable-rate mortgage repurchase facility with Credit Suisse First Boston Mortgage Capital, LLC was extended to May 23, 2012, with the option to renew the agreement for an additional year.

Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, liquidity maintenance, net worth maintenance, and limitations on certain transactions with affiliates. As of December 31, 2011, the Company was in compliance with all of its financial covenants related to its debt arrangements.

6.	Due to Affiliates and Other Related Party Transactions

Due to affiliates, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Due to PHH Corporation	$9,286	$26,181
Due to other PHH affiliates	5,090	11,754
Subordinated Intercompany Line of Credit	1	489

Total	$14,377	$38,424

Due to PHH Corporation represents amounts payable for payroll processing and funding, as PHH provides administrative payroll services to the Company. All amounts due to PHH, other than the intercompany line of credit, are settled on a monthly basis. Due to other PHH affiliates represents net amounts due to/from PHH Mortgage Corporation (“PHH Mortgage”), a wholly-owned subsidiary of PHH, under a Management Services Agreement as further discussed below. The Subordinated Intercompany Line of Credit is described in detail below.

On October 5, 2010, the Company acquired PHH Preferred Mortgage, a mortgage broker in the residential market. The entity was acquired from Coldwell Banker Preferred, an unrelated third party, and PHH Broker Partner Corporation, a wholly-owned subsidiary of PHH Corporation. The Company paid $2.3 million associated with the acquisition, with $1.9 million paid to Coldwell Banker Preferred and $0.4 million paid to PHH Broker Partner.

Agreement with PHH Corporation

The Company has entered into a Subordinated Intercompany Line of Credit agreement with PHH Corporation with $100 million capacity. This indebtedness is unsecured and is subordinate to the asset-backed debt facilities. The Company and PHH entered into the subordinated financing to increase the Company’s borrowing capacity to fund Mortgage loans held for sale and support the tangible net worth requirements of the asset-backed debt facilities.

As of December 31, 2011, the Company had no debt outstanding, and the amount of interest payable under the Subordinated Intercompany Line of Credit was not significant. As of December 31, 2010, the Company had no debt outstanding and $0.5 million of interest payable.

Agreements with PHH Mortgage

Management Services Agreement

The Company has entered into a Management Services Agreement with PHH Mortgage, whereby PHH Mortgage provides the Company with the following types of services:

•	Seasonal staffing services

•	Product support service

•	General and administrative services

•	IT administrative services

The Company receives the benefit of these services from PHH Mortgage. During the years ended December 31, 2011 and 2010, the expense for these services was $31.8 million and $37.4 million, respectively, as recorded in Allocated expenses in the Consolidated Statements of Operations.

Loan Purchase Agreement

The Company has entered into a loan purchase agreement with PHH Mortgage, whereby it has committed to sell or broker, and PHH Mortgage has committed to purchase or fund, certain loans originated. This agreement represents a best efforts commitment to the Company, whereby the ultimate price paid by PHH Mortgage for the loan is determined at the time the Company issues the commitment to the borrower. This agreement had the following impact on the financial position and results of operation or cash flows:

•	During 2011 and 2010, the Company sold or brokered $6.2 billion and $7.9 billion, respectively, of mortgage loans to PHH Mortgage.

•	For the years ended December 31, 2011 and 2010, $1.2 million and $28.7 million, respectively, of broker fees were recognized within Fee income in the Consolidated Statements of Operations.

•	Gains of $60.4 million and $77.1 million were recognized for the years ended December 31, 2011 and 2010, respectively, within Gain on mortgage loans, net in the Consolidated Statements of Operations.

•	As of December 31, 2011, the Company had outstanding commitments expected to result in a closed mortgage loan with PHH Mortgage to sell or broker loans totaling $759 million.

Strategic Relationship Agreement

PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, PHH has the right to terminate the strategic relationship agreement and terminate its interest in the Company upon, among other things, a material breach by Realogy of a material provision of the LLC Operating Agreement, in which case PHH has the right to purchase Realogy’s interest in the Company at a price derived from an agreed-upon formula based upon fair market value which is determined with reference to the trailing twelve months EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company and the average market EBITDA multiple for mortgage banking companies.

Upon termination of the mortgage venture, all of the mortgage venture agreements will terminate automatically (excluding certain privacy, non-competition, venture related transition provisions and other general provisions), and Realogy will be released from any restrictions under the mortgage venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third party mortgage operation.

Sublease Agreement

See Note 10, “Leases” for further information regarding lease agreements with PHH Mortgage.

Arrangements with Realogy

Trademark License Agreement

The Company has entered into a Trademark License Agreement with certain affiliates of Realogy, whereby those affiliates have granted the Company exclusive rights to use certain trademarks. Under the terms of the agreement, Realogy remains the owner of the trademarks, and as consideration for shares/units purchased on the Company, the Company has the exclusive rights to use the trademarks in conducting its mortgage banking operations and does not pay a fee for the use of these rights.

Strategic Relationship Agreement

PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, Realogy has the right to terminate the strategic relationship agreement and terminate its interest in the Company in the event of:

•

a Regulatory Event (defined below) continuing for six months or more; provided that the Company may defer termination on account of a Regulatory Event for up to six additional one month periods by paying Realogy a $1.0 million fee at the beginning of each such one month period;

•	a change in control of PHH involving a competitor of Realogy or certain other specified parties;

•	a material breach, not cured within the requisite cure period, by PHH or its affiliates of the representations, warranties, covenants or other agreements related to the formation of the Company;

•	failure by the Company to make scheduled distributions pursuant to the LLC Operating Agreement;

•	bankruptcy or insolvency of PHH or the Company, or

•	any act or omission by PHH that causes or would reasonably be expected to cause material harm to Realogy.

A Regulatory Event means a situation in which (a) the Company becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to the Company, and (b) such regulatory order or proceeding prevents or materially impairs the Company’s ability to originate loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid pursuant to the LLC Operating Agreement; provided, however, that a Regulatory Event does not include (1) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that the Company is unable to cure the resulting circumstances described in (b) above, or (2) any regulatory order or proceeding that results solely from acts or omissions on the part of Realogy or its affiliates.

In the case of a change in control of PHH, Realogy may terminate the LLC Operating Agreement. In addition, beginning on February 1, 2015, Realogy may terminate the LLC Operating Agreement at any time by giving two years’ notice to PHH. Upon Realogy’s termination of the agreement, Realogy will have the option either to (i) require that PHH purchase Realogy’s interest in the Company, (ii) require PHH to sell its interest in the Company to Realogy or its designee. The fair value of the purchase or sale of interests in the company upon Realogy’s termination will be determined in accordance with the LLC Operating Agreement, and in certain cases, liquidated damages will be paid.

Shared Office Space Agreement

See Note 10, “Leases” for further information regarding lease agreements with Realogy.

7.	Derivatives and Risk Management Activities

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates, specifically mortgage interest rates due to their impact on mortgage loans held for sale and related commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings. The Company uses best efforts commitments with various investors, including PHH Mortgage, to mitigate the risk associated with mortgage loans held for sale and interest rate lock commitments. As a matter of policy, derivatives are not used for speculative purposes. The following is a description of the Company’s risk management policies related to IRLCs and mortgage loans held for sale:

Interest Rate Lock Commitments. Interest rate lock commitments (“IRLCs”) represent an agreement to extend credit to a mortgage loan applicant, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of issuance through the date of loan funding, cancellation or expiration. Loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. The Company uses best efforts commitments to substantially eliminate these risks. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its Mortgage loans held for sale from the loan funding date until the date the loan is sold. Best efforts commitments which fix the forward sales price that will be realized in the secondary market are used to substantially eliminate the interest rate and price risk to the Company.

See Note 12, “Fair Value Measurements” for additional information regarding IRLCs, mortgage loans, and related sale commitments.

Derivative instruments are measured at fair value on a recurring basis and are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The Company did not have any derivative instruments designated as hedging instruments, or subject to master netting and collateral agreements as of and for the years ended December 31, 2011 and 2010.

The following table presents the balances of outstanding derivatives:

	December 31, 2011			December 31, 2010
	Asset Derivatives	Liability Derivatives	Notional	Asset Derivatives	Liability Derivatives	Notional
	(In thousands)
Interest rate lock commitments	$11,896	$17	$792,878	$3,217	$1,128	$614,199
Best efforts sale commitments	273	6,746	1,257,141	2,634	1,228	990,235

Fair value of derivative instruments	$12,169	$6,763		$5,851	$2,356

The following table summarizes the amounts recorded in Gain on mortgage loans, net in the Consolidated Statements of Operations for derivative instruments not designated as hedging instruments:

	Year Ended December 31,
	2011	2010
	(In thousands)
Interest rate lock commitments	$136,613	$93,336
Best efforts sale commitments	(67,218)	(30,419)

Total	$69,395	$62,917

8.	Commitments and Contingencies

Loan Related Commitments

As of December 31, 2011, the Company had commitments to fund loans with agreed-upon rates or rate protection amounting to $1.1 billion and best efforts commitments to sell loans amounting to $1.5 billion. The Company is only obligated to settle the best efforts commitment if the loan closes in accordance with the terms of the IRLC; therefore, the commitments outstanding do not represent future cash obligations.

Pending Litigation

The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on its consolidated financial position or results of operations.

9.	Benefit Plans

Employees of the Company are participants in a defined contribution plan. For the years ended December 31, 2011 and 2010, defined contribution plan expenses of $2.4 million and $2.5 million, respectively, were recognized in Salaries and related expenses in the Consolidated Statements of Operations.

10.	Leases

The Company leases space from related parties and recognized expenses in the Consolidated Statements of Operations related to these agreements as follows:

•	For the years ended December 31, 2011 and 2010, expense was recognized related to office space leased from PHH Mortgage of $1.0 million for both years, in Allocated expenses.

•

For the years ended December 31, 2011 and 2010, expense was recognized related to office space leased from Realogy affiliates of $1.4 million and $1.6 million, respectively, in Occupancy and other office expenses.

Certain other facilities and equipment are leased under lease agreements expiring at various dates through 2017. For the years ended December 31, 2011 and 2010, total rental expense for premises and equipment amounted to $5.4 million and $5.5 million, respectively.

Obligations under non-cancellable leases which have a remaining term of more than twelve months are as follows:

Future Minimum Lease Obligations
(In thousands)
2012	$1,943
2013	1,765
2014	1,574
2015	1,421
2016	343
Thereafter	136

Total	$7,182

11.	Concentrations of Credit Risk

During the current year, the Company had operating cash deposited with banks in excess of federally insured limits.

The Company originates mortgage loans in 48 states sourced through Realogy-owned real estate offices, Cartus, and for U.S.-based employees of Realogy and its subsidiaries. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. During 2011 and 2010, 80% and 77%, respectively, of originated and brokered loans were derived from sources related to Realogy.

The Company is exposed to counterparty risk with its best efforts commitments in the event that the counterparty cannot take delivery of the underlying mortgage loan.

12.	Fair Value Measurements

As of December 31, 2011 and 2010, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt. See Note 5, “Debt” for the fair value of Debt as of December 31, 2011. For financial instruments that were not recorded at fair value as of December 31, 2011 and 2010, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value on a recurring basis as of December 31, 2011 or 2010.

See Note 1, “Summary of Significant Accounting Policies” for a description of the valuation hierarchy of inputs used in determining fair value measurements. The Company does not have any assets or liabilities that are measured at fair value on a non-recurring basis.

For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:

Mortgage Loans Held for Sale. Mortgage loans held for sale are generally classified within Level Two of the valuation hierarchy.

For Level Two mortgage loans held for sale (“MLHS”), fair value is estimated using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis.

As of December 31, 2011, Level Three MLHS are valued using a discounted cash flow model and include second lien loans, including Scratch and Dent second lien loans.

During the year ended December 31, 2011, certain Scratch and Dent (as defined below), and non-conforming loans were transferred from Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market data and increased trading activity. Although the market for Scratch and Dent loans does not have the same liquidity as the market for conforming loans, the number of observable market participants and the number of non-distressed transactions has increased while the implied risk premium has decreased to the point where available market information on transactions and quoted prices for similar assets are determinative of fair value.

The following tables reflect the difference between the carrying amount of MLHS, measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2011		December 31, 2010
	Total	Loans 90 or more days past due and on non- accrual status	Total	Loans 90 or more days past due and on non- accrual status
	(In thousands)
Mortgage loans held for sale:
Carrying amount	$476,168	$234	$383,701	$610
Aggregate unpaid principal balance	464,781	436	377,403	1,107

Difference	$11,387	$(202)	$6,298	$(497)

The following table summarizes the components of Mortgage loans held for sale:

	December 31, 2011	December 31, 2010
	(In thousands)
First mortgages:
Conforming (1)	$451,945	$354,638
Non-conforming	23,771	27,946

Total	475,716	382,584

Second lien	154	171
Scratch and Dent (2)	234	758
Other	64	188

Total	$476,168	$383,701

(1)	Represents mortgage loans that conform to the standards of the government-sponsored entities.
(2)	Represents mortgages with origination flaws or performance issues.

Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy.

Best Efforts Commitments: Best efforts commitments are classified within Level Two of the valuation hierarchy. Best efforts commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Best efforts sales commitments are entered into for loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Interest Rate Lock Commitments: Interest rate lock commitments (“IRLCs”) are classified within Level Three of the valuation hierarchy. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or “pullthrough”). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 67% as of December 31, 2011.

Assets and liabilities that are measured at fair value on a recurring basis were as follows:

	December 31, 2011
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$475,931	$237	$476,168
Other assets—Derivative assets
Interest rate lock commitments	—	—	11,896	11,896
Best efforts commitments	—	273	—	273
Liabilities:
Other liabilities—Derivative liabilities
Interest rate lock commitments	—	—	(17)	(17)
Best efforts commitments	—	(6,746)	—	(6,746)

	December 31, 2010
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$382,772	$929	$383,701
Other assets—Derivative assets:
Interest rate lock commitments	—	—	3,217	3,217
Best efforts commitments	—	2,634	—	2,634
Liabilities
Other liabilities—Derivative liabilities:
Interest rate lock commitments	—	—	1,128	1,128
Best efforts commitments	—	1,228	—	1,228

The activity in assets and liabilities that are classified within Level Three of the valuation hierarchy consisted of:

	December 31, 2011
	Mortgage loans held for sale	IRLCs, net
	(In thousands)
Balance, January 1,	$929	$2,089
Realized and unrealized gains (1)	8	136,613
Purchases	—	—
Issuances	1,886	—
Settlements	(1,774)	(126,823)
Transfers into level three	—	—
Transfers out of level three	(812)	—

Balance, December 31,	$237	$11,879

	December 31, 2010
	Mortgage loans held for sale	IRLCs, net
	(In thousands)
Balance, January 1,	$878	$878
Realized and unrealized (losses) gains (1)	(301)	93,336
Purchases, issuances and settlements, net	92	(92,125)
Transfers into level three	260	—

Balance, December 31,	$929	$2,089

(1)	Realized and unrealized gains (losses) are recognized within Gain on mortgage loans, net in the Consolidated Statements of Operations.

The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the availability of observable inputs may result in the reclassification, or transfer, of certain assets or liabilities. Such reclassifications are reported as transfers into or out of a level as of the beginning of the quarter that the change occurs. Transfers into Level three generally represent mortgage loans held for sale with performance issues, origination flaws or other characteristics that impact their salability in active secondary market transactions.

As discussed above under “Mortgage loans held for sale”, for the year ended December 31, 2011, Transfers out of level three represent the transfer of certain mortgage loans between Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market bids and increased trading activity.

The amount of unrealized gains and losses included in Gain on mortgage loans, net in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets as of December 31, 2011 and 2010 are $11.8 million and $1.9 million, respectively.

13.	Capital Requirements

As a licensed mortgagee, the Company is subject to the rules and regulations of the Department of Housing and Urban Development (“HUD”), FHA, Fannie Mae and state regulatory authorities with respect to originating, processing, and selling loans. Those rules and regulations, among other things, require the maintenance of minimum net worth levels. Failure to meet the net worth requirements outlined above could adversely impact the ability to originate loans and access the secondary market.

The following table presents the Company’s capital requirements:

	December 31, 2011
	HUD/FHA	Fannie Mae
	(In thousands)
Net Worth
Net worth requirement	$1,000	$2,500
Total members’ equity	91,292	91,292
Less: Unacceptable assets	(167)	(167)

Adjusted net worth	91,125	91,125

Adjusted net worth above net worth requirement	$90,125	$88,625

Liquidity
Liquid asset requirement	$200	n/a
Total liquid assets	52,283	n/a

Total liquid assets above liquid asset requirement	$52,083	n/a

Independent Auditors’ Report

Members

PHH Home Loans, L.L.C.

Mt. Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of PHH Home Loans, L.L.C. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHH Home Loans, L.L.C. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard

Philadelphia, Pennsylvania

March 18, 2011

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$40,681	$40,024
Restricted cash	5	5
Mortgage loans held for sale	383,701	59,801
Accounts receivable, net of allowance for doubtful accounts of $54 and $91	14,207	2,400
Property, equipment and leasehold improvements, net	905	772
Other assets	9,859	6,554

Total assets	$449,358	$109,556

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$19,547	$13,925
Debt	304,197	—
Due to affiliates, net	38,424	15,157
Other liabilities	4,849	2,542

Total liabilities	367,017	31,624
Commitments and contingencies (Note 8)	—	—

EQUITY
Capital	78,992	102,991
Retained earnings / (Accumulated deficit)	3,349	(25,059)
Total members’ equity	82,341	77,932

Total liabilities and equity	$449,358	$109,556

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2010	2009
Revenues
Fee income	$80,812	$114,267
Gain on mortgage loans, net	193,859	137,045
Interest income	9,945	4,983
Interest expense	(7,060)	(3,986)

Net interest income	2,885	997
Other income	1,281	1,370

Total revenues	278,837	253,679

Expenses
Salaries and related expenses	140,485	128,557
Occupancy and other office expenses	9,067	8,984
Depreciation and amortization	419	369
Allocated expenses (See Note 6)	38,368	41,869
Other operating expenses	33,307	27,513

Total expenses	221,646	207,292

Net income	$57,191	$46,387

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

	Capital	Retained Earnings / (Accumulated Deficit)	Total Members’ Equity
Balance at December 31, 2008	$120,013	$(70,810)	$49,203
Net income	—	46,387	46,387
Return of Capital	(17,022)	—	(17,022)
Dividends	—	(636)	(636)

Balance at December 31, 2009	102,991	(25,059)	77,932

Net income	—	57,191	57,191
Return of Capital	(21,712)	—	(21,712)
Dividends	—	(28,783)	(28,783)
Acquisition of PHH Preferred Mortgage (Note 6)	(2,287)	—	(2,287)

Balance at December 31, 2010	$78,992	$3,349	$82,341

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$57,191	$46,387
Adjustments to reconcile Net income to net cash (used in) provided by operating activities:
Depreciation and amortization	419	369
Origination of mortgage loans held for sale	(8,148,039)	(6,206,112)
Proceeds on sale of and payments from mortgage loans held for sale	7,893,926	6,309,911
Earnings in equity method investment	(511)	(705)
Net unrealized gain on mortgage loans held for sale and related derivatives	(71,345)	(9,468)
Amortization and write-off of debt issuance costs	1,702	1,111
Changes in related balance sheet accounts:
(Increase) decrease in accounts receivable, net	(11,807)	333
(Increase) decrease in other assets	(151)	5,292
Increase in accounts payable and accrued expenses	6,067	3,487
Increase (decrease) in other liabilities	567	(6,251)

Net cash (used in) provided by operating activities	(271,981)	144,354

Cash flows from investing activities:
Purchases of property, equipment and leasehold improvements	(552)	(450)
Decrease in restricted cash	—	24,885
Payment for acquisition	(2,287)	—
Dividends on equity method investment	705	538

Net cash (used in) provided by investing activities	(2,134)	24,973

Cash flows from financing activities:
Net increase (decrease) in due to affiliates, net	23,267	(5,551)
Net increase (decrease) in short-term borrowings	304,193	(115,628)
Payment of debt issuance costs	(2,193)	(15)
Return of capital to members	(21,712)	(17,022)
Dividends	(28,783)	(636)

Net cash provided by (used in) financing activities	274,772	(138,852)

Net increase in Cash and cash equivalents	657	30,475
Cash and cash equivalents at beginning of period	40,024	9,549

Cash and cash equivalents at end of period	$40,681	$40,024

Supplemental Disclosure of Cash Flows Information:
Interest payments	$4,436	$3,530

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Presentation

PHH Home Loans, L.L.C. is a joint venture formed by PHH Broker Partner Corporation (“PHH Broker Partner”), a wholly owned subsidiary of PHH Corporation (“PHH”) and Realogy Services Venture Partner, Inc. (“Realogy”), formally Cendant Venture Partner. As of December 31, 2010 and 2009, PHH Broker Partner holds a 50.1% ownership interest in PHH Home Loans, L.L.C. and Realogy holds a 49.9% ownership interest in PHH Home Loans, L.L.C.

PHH Home Loans, L.L.C. provides residential mortgage banking services, including the origination and sale of mortgage loans primarily sourced through NRT Incorporated (“NRT”), Realogy’s wholly-owned real estate brokerage business and Cartus Corporation (“Cartus”), Realogy’s wholly-owned relocation business.

The consolidated financial statements include the accounts of PHH Home Loans, L.L.C. and its wholly-owned subsidiaries, (collectively, the “Company”). In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

The acquisition of PHH Preferred Mortgage in 2010 was recorded using the pooling-of interests method and the financial information for all periods presented reflects the financial statements of the combined companies. See Note 6, “Due to Affiliates and Other Related Party Transactions” for further discussion of this transaction.

Unless otherwise noted, dollar amounts are presented in thousands.

CHANGES IN ACCOUNTING POLICIES

Fair Value Measurements.

In January 2010, the Financial Accounting Standards Board (the “FASB”) updated Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation of assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Effective January 1, 2010, the disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value and are included in Note 12, “Fair Value Measurements”. Certain other updates to disclosures about the reconciliation of level three activities are effective for fiscal years and interim periods beginning after December 15, 2010, which will enhance the disclosure requirements and will not impact the Company’s financial position, results of operations or cash flows.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Receivables. In January 2011, the FASB issued ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20, an update to ASC 310, Receivables. Under the existing effective date in ASU No. 2010-20, companies would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The amendments in this update temporarily defer that effective date, enabling public entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. This amendment does not defer the effective date of the other disclosure requirements in ASU No. 2010-20 as discussed above. This update is effective immediately. The Company does not expect the adoption of ASU No. 2011-01 to have an impact on the Consolidated Financial Statements.

Business Combinations. In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, an update to ASC 805, Business Combinations. This update amends ASC 805 to require a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro-forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2010-29 to have an impact on the Consolidated Financial Statements.

Revenue Recognition. In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Arrangements, an update to ASC 605, Revenue Recognition. This update amends ASC 605 for how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. ASU No. 2009-13 is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU No. 2009-13 to have an impact on the Consolidated Financial Statements.

REVENUE RECOGNITION

The Company’s operations include the origination (brokering or funding) and sale of residential mortgage loans. Fee income consists of income earned on all loan originations, brokered loan fees, application and underwriting fees, and fees on cancelled loans.

Gain on mortgage loans, net includes the realized and unrealized gains and losses on MLHS, as well as the changes in fair value of all loan-related derivatives, including IRLCs and freestanding loan-related derivatives. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company’s IRLCs and MLHS approximates a whole-loan price, which includes the value of the related servicing.

Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

INCOME TAXES

The Company has elected to report as a partnership for federal and state income tax purposes, and, accordingly, there is no provision for income taxes in the accompanying financial statements.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale represent loans originated and held until sold to permanent market investors. Mortgage loans held for sale are measured at fair value on a recurring basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives range from 1 to 5 years for leasehold improvements, 3 to 5 years for capitalized software, and 3 to 7 years for furniture, fixtures and equipment.

FAIR VALUE

A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:

Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company’s assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company’s creditworthiness and liquidity and are developed based on the best information available.

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses recorded include changes in fair value determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.

SUBSEQUENT EVENTS

Subsequent events are evaluated through the date of issuance of the Consolidated Financial Statements, which was March 18, 2011.

2.	Accounts Receivable

Accounts receivable, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Receivables related to loan sales and brokered loans	$12,038	$1,669
Amounts due from corporate customers	1,757	541
Other	466	281

Accounts receivable, gross	14,261	2,491
Allowance for doubtful accounts	(54)	(91)

Accounts receivable, net	$14,207	$2,400

3.	Property, Equipment And Leasehold Improvements

Property, equipment and leasehold improvements, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Furniture, fixtures and equipment	$2,625	$2,170
Leasehold improvements	362	362
Capitalized software	529	432

Property, equipment and leasehold improvements, gross	3,516	2,964
Accumulated depreciation	(2,611)	(2,192)

Property, equipment and leasehold improvements, net	$905	$772

4.	Other Assets

Other assets consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Derivative assets	$5,851	$2,994
Equity method investment	2,632	2,826
Debt issuance costs	491	—
Security deposits	450	173
Prepaid expenses	266	449
Other	169	112

Other assets	$9,859	$6,554

5.	Debt

The Company’s debt represents asset-backed variable-rate warehouse facilities to support the origination of mortgage loans, and provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the facility during the warehouse period. Repayment of the facilities typically comes from the sale of the loans to permanent investors. The following summarizes the components of indebtedness, facility expiration dates, and assets held as collateral that are not available to pay the Company’s general obligations:

	December 31, 2010
	Balance	Capacity	Interest Rate (1)	Expiration Date	Mortgage Loans Held For Sale Collateral
	($ in thousands)
CSFB Warehouse Line	$229,209	$325,000	2.57%	5/25/2011	$242,002
Ally Bank Repurchase Facility	74,988	150,000	4.15%	3/30/2011	89,261

Total	$304,197	$475,000			$331,263

(1)	Represents the stated interest rate as of December 31, 2010.

As of December 31, 2009, the Company has no Debt amounts outstanding. As of December 31, 2010, the fair value of Debt was $304.2 million.

On May 26, 2010, the Company entered into a $150 million committed 364-day variable-rate mortgage repurchase facility with Credit Suisse First Boston Mortgage Capital, LLC pursuant to a master repurchase agreement. Effective December 17, 2010, the committed amount of the repurchase facility was increased to $325 million.

On April 8, 2010, the Company entered into a $150 million 356-day variable-rate committed mortgage repurchase facility with Ally Bank pursuant to a master repurchase agreement and certain related agreements.

Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, liquidity maintenance, net worth maintenance, and limitations on certain transactions with affiliates. As of December 31, 2010, the Company was in compliance with all of its financial covenants related to its debt arrangements.

6.	Due to Affiliates and Other Related Party Transactions

Due to affiliates, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Due to PHH Corporation	$26,181	$10,494
Due to other PHH affiliates	11,754	4,663
Subordinated Intercompany Line of Credit	489	—

Total	$38,424	$15,157

Due to PHH Corporation represents amounts payable for payroll processing and funding, as PHH provides administrative payroll services to the Company. All amounts due to PHH, other than the intercompany line of credit are settled, on a monthly basis. Due to other PHH affiliates represents net amounts due to/from PHH’s wholly-owned title and appraisal services company as well as amounts due to PHH Mortgage Corporation (“PHH Mortgage”), a wholly-owned subsidiary of PHH, under a Management Services Agreement as further discussed below. The Subordinated Intercompany Line of Credit is described in detail below.

On October 5, 2010, the Company acquired PHH Preferred Mortgage, a mortgage broker in the residential market. The entity was acquired from Coldwell Banker Preferred, an unrelated third party, and PHH Broker Partner Corporation, a subsidiary of PHH Mortgage. The Company paid $2.3 million associated with the acquisition, with $1.9 million paid to Coldwell Banker Preferred and $0.4 million paid to PHH Broker Partner.

Agreement with PHH Corporation

The Company has entered into a Subordinated Intercompany Line of Credit agreement with PHH Corporation with $100 million capacity. This indebtedness is unsecured and is subordinate to the asset-backed debt facilities. The Company and PHH entered into the subordinated financing to increase the Company’s borrowing capacity to fund MLHS and support the tangible net worth requirements of the asset-backed debt facilities.

As of December 31, 2010, the Company has no debt outstanding, and $0.5 million of interest payable under the Subordinated Intercompany Line of Credit.

Agreements with PHH Mortgage

Management Services Agreement

The Company has entered into a Management Services Agreement with PHH Mortgage, whereby PHH Mortgage provides the Company with the following types of services:

•	Seasonal staffing services

•	Product support services

•	General and administrative services

•	IT administrative services

The Company receives the benefit of these services from PHH Mortgage. During the years ended December 31, 2010 and 2009, the expense for these services was $37.4 million and $40.9 million as recorded in Allocated expenses in the Consolidated Statement of Operations.

Loan Purchase Agreement

The Company has entered into a loan purchase agreement with PHH Mortgage, whereby it has committed to sell or broker, and PHH Mortgage has committed to purchase or fund, certain loans originated. This agreement represents a best efforts commitment to the Company, whereby the ultimate price paid by PHH Mortgage for the loan is determined at the time the Company issues the commitment to the borrower. This agreement had the following impact on the financial position and results of operation or cash flows:

•	During 2010 and 2009, the Company sold or brokered $7.9 billion and $11.1 billion, respectively, of mortgage loans to PHH Mortgage.

•	For the years ended December 31, 2010 and 2009, $28.7 million and $67.3 million, respectively, of broker fees were recognized within Fee income in the Consolidated Statement of Operations.

•	Gains of $77.1 million and $92.1 million were recognized for the years ended December 31, 2010 and 2009 respectively, within Gain on mortgage loans, net in the Consolidated Statements of Operations.

•	As of December 31, 2010, the Company had outstanding commitments with PHH Mortgage to sell or broker loans totaling $642 million.

Strategic Relationship Agreement

PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating

Agreement, PHH has the right to terminate the strategic relationship agreement and terminate its interest in the Company upon, among other things, a material breach by Realogy of a material provision of the LLC Operating Agreement, in which case PHH has the right to purchase Realogy’s interest in the Company at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to the trailing twelve months EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company and the average market EBITDA multiple for mortgage banking companies.

Upon termination of the mortgage venture, all of the mortgage venture agreements will terminate automatically (excluding certain privacy, non-competition, venture related transition provisions and other general provisions), and Realogy will be released from any restrictions under the mortgage venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third party mortgage operation.

Sublease Agreement

See Note 10 – Leases for further information regarding lease agreements with PHH Mortgage.

Arrangements with Realogy

Trademark License Agreement

The Company has entered into a Trademark License Agreement with certain affiliates of Realogy, whereby those affiliates have granted the Company exclusive rights to use certain trademarks. Under the terms of the agreement, Realogy remains the owner of the trademarks; however, the Company has the exclusive rights to use the trademarks in conducting its mortgage banking operations and does not pay a fee for the use of these rights.

Strategic Relationship Agreement

PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, Realogy has the right to terminate the strategic relationship agreement and terminate its interest in the Company in the event of:

•

a Regulatory Event (defined below) continuing for six months or more; provided that the Company may defer termination on account of a Regulatory Event for up to six additional one month periods by paying Realogy a $1.0 million fee at the beginning of each such one month period;

•	a change in control of PHH involving a competitor of Realogy or certain other specified parties;

•	a material breach, not cured within the requisite cure period, by PHH or its affiliates of the representations, warranties, covenants or other agreements related to the formation of the Company;

•	failure by the Company to make scheduled distributions pursuant to the LLC Operating Agreement;

•	bankruptcy or insolvency of PHH or the Company, or

•	any act or omission by PHH that causes or would reasonably be expected to cause material harm to Realogy.

A “Regulatory Event” means a situation in which (a) the Company becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to the Company, and (b) such regulatory order or proceeding prevents or materially impairs the Company’s ability to originate loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid pursuant to the LLC Operating Agreement; provided, however, that a “Regulatory Event” does not include (1) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that the Company is unable to cure the resulting circumstances described in (b) above, or (2) any regulatory order or proceeding that results solely from acts or omissions on the part of Realogy or its affiliates.

In the case of a change in control of PHH, Realogy may terminate the LLC Operating Agreement. In addition, beginning on February 1, 2015, Realogy may terminate the LLC Operating Agreement at any time by giving two years’ notice to PHH. Upon Realogy’s termination of the agreement, Realogy will have the option either to (i) require that PHH purchase Realogy’s interest in the Company, (ii) require PHH to sell its interest in the Company to Realogy or its designee. The fair value of the purchase or sale of interests in the company upon Realogy’s termination will be determined in accordance with the LLC Operating Agreement, and in certain cases, liquidated damages will be paid.

Shared Office Space Agreement

See Note 10 – Leases for further information regarding lease agreements with Realogy.

7.	Derivatives and Risk Management Activities

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates, specifically long-term U.S. Treasury and mortgage interest rates due to their impact on mortgage loans held for sale and related commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings. The Company uses best efforts commitments with various investors, including PHH Mortgage, to mitigate the risk associated with mortgage loans held for sale and interest rate lock commitments. As a matter of policy, derivatives are not used for speculative purposes. The following is a description of the Company’s risk management policies related to IRLCs and mortgage loans held for sale:

Interest Rate Lock Commitments. Interest rate lock commitments (“IRLCs”) represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of issuance through the date of loan funding, cancellation or expiration. Loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. The Company uses best efforts commitments to substantially eliminate these risks. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its Mortgage loans held for sale from the loan funding date until the date the loan is sold. Best efforts commitments which fix the forward sales price that will be realized in the secondary market are used to eliminate the interest rate and price risk to the Company.

See Note 12, “Fair Value Measurements” for additional information regarding IRLCs, mortgage loans, and related sale commitments.

Derivative instruments are measured at fair value on a recurring basis and are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The Company did not have any derivative instruments designated as hedging instruments, or subject to master netting and collateral agreements as of and for the years ended December 31, 2010 and 2009.

The following table presents the balances of outstanding derivatives:

	December 31, 2010			December 31, 2009
	Asset Derivatives	Liability Derivatives	Notional	Asset Derivatives	Liability Derivatives	Notional
	(In thousands)
Interest rate lock commitments	$3,217	$1,128	$614,199	$1,358	$480	$455,787
Best efforts sale commitments	2,634	1,228	990,235	1,636	133	514,030

Fair value of derivative instruments	$5,851	$2,356		$2,994	$613

The following table summarizes the amounts recorded in Gain on mortgage loans, net in the Consolidated Statements of Operations for derivative instruments not designated as hedging instruments:

	December 31,
	2010	2009
	(In thousands)
Interest rate lock commitments	$93,336	$41,988
Best Efforts Sale commitments	(30,419)	7,029

Total derivative instruments	$62,917	$49,017

8.	Commitments and Contingencies

Loan Related Commitments

At December 31, 2010, the Company had commitments to fund loans with agreed-upon rates or rate protection amounting to $798 million and best efforts commitments to sell loans amounting to $1.2 billion. The Company is only obligated to settle the best efforts commitment if the loan closes in accordance with the terms of the IRLC; therefore, the commitments outstanding do not represent future cash obligations.

Pending Litigation

The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on its consolidated financial position or results of operations.

9.	Benefit Plans

Employees of the Company are participants in a defined contribution plan. For the years ended December 31, 2010 and 2009, defined contribution plan expenses of $2.5 million and $2.4 million, respectively, were recognized in Salaries and related expenses in the Consolidated Statements of Operations.

10.	Leases

The Company leases space from related parties, and recognized expense amount in the Consolidated Statement of Operations related to these agreements as follows:

•	For the years ended December 31, 2010 and 2009, expense was recognized related to office space leased from PHH Mortgage, of $1.0 million for both years, in Allocated expenses.

•

For the years ended December 31, 2010 and 2009, expense was recognized related to office space leased from Realogy affiliates, of $1.6 million and $1.8 million, respectively, in Occupancy and other office expenses.

Certain other facilities and equipment are leased under lease agreements expiring at various dates through 2017. For the years ended December 31, 2010 and 2009, total rental expense for premises and equipment amounted to $5.5 million and $5.4 million, respectively.

Obligations under non-cancellable leases which have a remaining term of more than twelve months are as follows:

Future Minimum Lease Obligations
(In thousands)
2011	$2,784
2012	2,346
2013	1,257
2014	1,134
2015	1,038
Thereafter	407

$8,966

11.	Concentrations of Credit Risk

During the current period, the Company had operating cash deposited with banks in excess of federally insured limits.

The Company originates mortgage loans in 49 states sourced through Realogy-owned real estate offices, Cartus, and for U.S.-based employees of Realogy and its subsidiaries. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. During 2010 and 2009, 77% and 71%, respectively, of originated and brokered loans were derived from sources related to Realogy.

The Company is exposed to counterparty risk with its best efforts commitments in the event that the counterparty cannot take delivery of the underlying mortgage loan.

12.	Fair Value Measurements

As of December 31, 2010 and 2009, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt. See Note 5, “Debt” for the fair value of Debt as of December 31, 2010. For financial instruments that were not recorded at fair value as of December 31, 2010 and 2009, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value on a recurring basis as of December 31, 2010 or 2009.

See Note 1, “Summary of Significant Accounting Policies” for a description of the valuation hierarchy of inputs used in determining fair value measurements. The Company does not have any assets or liabilities that are measured at fair value on a non-recurring basis.

For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:

Mortgage Loans Held for Sale. Mortgage loans held for sale are generally classified within Level Two of the valuation hierarchy.

For Level Two mortgage loans held for sale (“MLHS”), fair value is estimated using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis.

For Level Three MLHS, fair value is estimated utilizing either a discounted cash flow model or underlying collateral values. For MLHS valued using underlying collateral values as of December 31, 2010 and 2009, an adjustment was made for a pricing discount based on the most recent observable price in an active market.

The following tables reflect the difference between the carrying amount of MLHS, measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2010		December 31, 2009
	Total	Loans 90 or more days past due and on non-accrual status	Total	Loans 90 or more days past due and on non-accrual status
	(In thousands)
Mortgage loans held for sale:
Carrying amount	$383,701	$610	$59,801	$716
Aggregate unpaid principal balance	377,403	1,107	59,321	1,109

Difference	6,298	(497)	480	(393)

The following table summarizes the components of Mortgage loans held for sale:

	December 31, 2010	December 31, 2009
	(In thousands)
First mortgages:
Conforming (1)	$354,638	$58,923
Non-conforming	27,946	—

Total first mortgages	382,584	58,923

Second lien	171	162
Scratch and Dent (2)	758	716
Other	188	—

Total	$383,701	$59,801

(1)	Represents mortgage loans that conform to the standards of the government-sponsored entities.
(2)	Represents mortgages with origination flaws or performance issues.

Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy.

Best Efforts Commitments: Best efforts commitments are classified within Level Two of the valuation hierarchy. Best efforts commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Best efforts sales commitments are entered into for loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Interest Rate Lock Commitments: Interest rate lock commitments (“IRLCs”) are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or “pullthrough”). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 72% as of December 31, 2010.

Assets and liabilities that are measured at fair value on a recurring basis were as follows:

	December 31, 2010
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$382,772	$929	$383,701
Other assets:
Derivative assets
Interest rate lock commitments	—	—	3,217	3,217
Best efforts commitments	—	2,634	—	2,634
Liabilities:
Other liabilities:
Derivative liabilities
Interest rate lock commitments	—	—	1,128	1,128
Best efforts commitments	—	1,228	—	1,228

	December 31, 2009
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$58,923	$878	$59,801
Other assets:
Derivative assets	—	1,636	1,358	2,994
Liabilities:
Other liabilities:
Derivative liabilities	—	133	480	613

The activity in assets and liabilities that are classified within Level Three of the valuation hierarchy during the years ended December 31, 2010 and 2009 consisted of:

	December 31, 2010		December 31, 2009
	Mortgage loans held for sale	IRLCs, net	Mortgage loans held for sale	Derivatives, net
	(In thousands)
Balance, January 1,	$878	$878	$616	$10,287
Realized and unrealized (losses) gains (1)	(301)	93,336	(62)	41,988
Purchases, issuances and settlements, net	92	(92,125)	142	(51,397)
Transfers into level three (2)	260	—	182	—

Balance, December 31,	$929	$2,089	$878	$878

(1)	Realized and unrealized (losses) gains are recognized within Gain on mortgage loans, net in the Consolidated Statements of Operations.

(2)	Represents Conforming Loans that were reclassified to Scratch and Dent during the year ended December 31, 2010. The amount of transfer out of level three was not significant for the year ended December 31, 2010 or 2009.

The amount of unrealized gains and losses included in Gain on mortgage loans, net in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets as of December 31, 2010 and 2009 are $1.9 million and $0.8 million, respectively.

13.	Capital Requirements

As a licensed mortgagee, the Company is subject to the rules and regulations of the Department of Housing and Urban Development (“HUD”), FHA, Fannie Mae and state regulatory authorities with respect to originating, processing, and selling loans. Those rules and regulations, among other things, require the maintenance of minimum net worth levels (which vary based on the portfolio of FHA loans originated by the Company). Failure to meet the net worth requirements outlined above could adversely impact the ability to originate loans and access the secondary market.

The following table presents required and actual net worth amounts:

	December 31, 2010
	Required	Adjusted actual
	(In thousands)
HUD/FHA	$14,318	$82,341
Fannie Mae	1,000	82,341

APPENDIX A

Towers Watson Survey Participant List

3M	Big Lots	CSR
A.O. Smith	Boeing	CSX
Abbott Laboratories	Boston Scientific	Curtiss-Wright
AbitibiBowater	Bovis Lend Lease	CVS Caremark
Accenture	Brady	Cytec
ACH Food	Bristol-Myers Squibb	Daiichi Sankyo
Acuity Brands	Broadridge Financial Solutions	Daimler Trucks North America
Adecco Aerojet	Brown-Forman	Dannon
Agilent Technologies	Bucyrus International	Darden Restaurants
Agrium	Bunge	Dassault Systems
Air Liquide	Burlington Northern Santa Fe	Day & Zimmermann
Air Products and Chemicals	Bush Brothers	Dean Foods
Alcoa	CA	Deckers Outdoor
Alcon Laboratories	Calgon	Dell
Alexander & Baldwin	Carbon	Delta Air Lines
Alliant Techsystems	Cameron International	Deluxe
American Crystal Sugar	Cardinal Health	Dentsply
American Sugar Refining	Cargill	Dex One
AMERIGROUP	Carmeuse North America Group	Diageo North America
AmerisourceBergen	Carnival	Dollar Tree Stores
AMETEK	Carpenter Technology	Domtar
Amgen	Caterpillar	Donaldson
Ann Taylor Stores	CDI	Dow Corning
AOL	CF Industries	DuPont
APL	CGI Technologies & Solutions	Eastman Chemical
Appleton Papers	Chattem	Eastman Kodak
Applied Materials	Chemtura	Eaton
ARAMARK	Chiquita Brands	eBay
Armstrong World Industries	Choice Hotels International	Ecolab
Arrow Electronics	Chrysler	Eli Lilly
Ashland	CHS	EMC
AstraZeneca	Cisco Systems	EMD Millipore
AT&T	Cliffs Natural Resources	Endo Pharmaceuticals
Automatic Data Processing	COACH	Equifax
Avery Dennison	Coca-Cola	Equity Office Properties
Avis Budget Group	Coca-Cola Enterprises	Ericsson
BAE Systems	Coinstar	Estee Lauder
Ball	Colgate-Palmolive	Evergreen Packaging
Barnes Group	Comcast	Experian Americas
Battelle Memorial Institute	ConAgra Foods	Express Scripts
Baxter International	Continental Automotive Systems	Fair Isaac
Bayer AG	ConvaTec	Federal-Mogul
Bayer CropScience	Convergys	Fidelity National Information Services
Beckman Coulter	Cooper Industries	Fiserv
Belo	CoreLogic	Fluor
Bemis	Corning	Ford
Benjamin Moore	Covance	Fortune Brands
Best Buy	Covidien	GAF Materials

Gavilon	Ingersoll Rand Intel	McKesson
General Atomics	Intercontinental Hotels	MDC Holdings
General Dynamics	International Flavors & Fragrances	MeadWestvaco
General Mills	International Paper	Media General
General Motors	Interpublic Group	Medicines Company Medtronic
Genzyme	Intrepid Potash	Merck & Co.
GlaxoSmithKline	Invensys Controls	Microsoft
Goodman Manufacturing	ION Geophysical	Midstream Partners
Goodrich	Irvine Company	Milacron
Google	ITT	Mitsubishi Power Systems Americas
Graco	ITT Mission Systems	Molson Coors Brewing
Greif	J.M. Smucker	Momentive Specialty Chemicals
Grupo Ferrovial	J.R. Simplot	Monsanto
GSI Commerce	Jabil Circuit	Mosaic
GTECH	Jack in the Box	Motorola Mobility
H.B. Fuller	JetBlue	Motorola Solutions
Hanesbrands	JM Family Enterprises	Murphy Oil
Harcourt Publishing	Johns-Manville	MWH Global
Harland Clarke	Johnson & Johnson	Navistar International
Harley-Davidson	Johnson Controls	NCR
Harman International Industries	Kaman Industrial Technologies	Nestle USA
Hasbro	Kansas City Southern	Newmont Mining
Haynes International	Kao Brands	NewPage
HBO	KBR	Nissan North America
HD Supply	Kellogg	Nokia
Headway Technologies	Kimberly-Clark	Noranda Aluminum
Herman Miller	Kinetic Concepts	Norfolk Southern
Hershey	Kinross Gold	Novartis
Hertz	Koch Industries	Novartis Consumer Health
Hewlett-Packard	Kohler	Novo Nordisk Pharmaceuticals
Hexcel	Komatsu America	Nypro
Hilton Worldwide	L-3 Communications	Occidental Petroleum
Hitachi Data Systems	Land O’Lakes	Office Depot
HNI	Level 3 Communications	Omnicare
HNTB	Lexmark International	Orange Business Services
Hoffmann-La Roche	Life Technologies	Oshkosh
Holcim	Linde	Overhead Door
Home Depot	Lockheed Martin	Owens Corning
Honeywell	Lorillard Tobacco	Owens-Illinois
Hormel Foods	Lubrizol	Oxford Industries
Hostess Brands	Lyondell Chemical	Panasonic of North America
Houghton Mifflin	Magellan	Parker Hannifin
Hunt Consolidated	ManTech International	Parsons
Huron Consulting Group	Marriott International	Performance Food Group
Husky Injection Molding Systems	Martin Marietta Materials	PerkinElmer
Hyatt Hotels	Mary Kay	Pfizer
IBM	Mattel	Pitney Bowes
IDEXX Laboratories	Matthews International	Plexus
IKON Office Solutions	McClatchy	Polaris Industries
Illinois Tool Works	McDonald’s	Potash
IMS Health	McGraw-Hill	PPG Industries

Praxair	Sonoco Products	Tupperware
ProBuild Holdings	Space Systems Loral	Tyson Foods
Pulte Homes	Spirit AeroSystems	U.S. Foodservice
Purdue Pharma	SprintNextel	Underwriters Laboratories
QUALCOMM	SPX	Unilever
Quintiles	SRA International	United States
R.R. Donnelley	Stantec	Union Pacific
Ralcorp Holdings	Starbucks	Unisys
Reader’s Digest	StarTek	United Rentals
Realogy	Starwood Hotels & Resorts	United States Cellular
Reddy Ice	Statoil	United States Steel
Regal-Beloit	Steelcase	United Technologies
Regency Centers	Stryker	URS Energy & Construction
Rent-A-Center	Sulzer Pumps US	USG
Research in Motion	SunGard Data Systems	UTI Worldwide
Ricardo	Sunoco	Valero Energy
Rio Tinto	Sunovion Pharmaceuticals	Vangent
Roche Diagnostics	SuperValu Stores	Verde Realty
Rockwell Automation	Swagelok	Verizon
Rockwell Collins	Syngenta Crop Protection	Viacom
Ryder System	Takeda Pharmaceutical	Vision Service Plan
Safety-Kleen Systems	Taubman Centers	Visteon
SAIC	TE Connectivity	Vulcan Materials
Sanofi-Aventis	Tektronix	VWR International
SCA Americas	Temple-Inland	Walt Disney
Schreiber Foods	Teradata	Waste Management
Schwan’s	Terex	Wendy’s/Arby’s Group
Scotts Miracle-Gro	Textron	Weyerhaeuser
Scripps Networks Interactive	Thermo Fisher Scientific	Whirlpool
Seagate Technology	Thomas & Betts	Wilsonart International
Sealed Air	Time Warner	Winnebago Industries
ServiceMaster	Time Warner Cable	Wm. Wrigley Jr.
ShawCor	Timken	Wyndham Worldwide
Sherwin-Williams	T-Mobile USA	Xerox
Siemens AG	Toro	YRC Worldwide
Sigma-Aldrich	Total System Services	Yum! Brands
Smith & Nephew	Travelport
Snap-On	Trident Seafoods
Sodexo	TRW Automotive

40,000,000 Shares

Realogy Holdings Corp.

Common Stock

Prospectus

Goldman, Sachs & Co.	J.P. Morgan

Barclays	Credit Suisse

Citigroup	Wells Fargo Securities	BofA Merrill Lynch

Credit Agricole CIB	Comerica Securities	CRT Capital	Houlihan Lokey

Lebenthal & Co., LLC	Loop Capital Markets	Apollo Global Securities

                    , 2012

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses, other than underwriting discounts and commissions, paid or payable by the registrant in connection with the issuance and distribution of the common stock. All amounts are estimates except for the SEC registration, Financial Industry Regulatory Authority, Inc. and stock exchange and listing fees.

SEC registration fee	$142,334.00
Stock exchange filing fee and listing fee	250,000.00
Transfer agent and registrar fees	15,000.00
Printing and engraving costs	300,000.00
Legal fees and expenses	4,000,000.00
Accountants’ fees and expenses	625,000.00
Financial Industry Regulatory Authority, Inc. filing fee	111,800.00
Miscellaneous	500,000.00

Total	$5,944,134.00

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation and bylaws will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers. In addition, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

The right to be indemnified will include the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we have issued unregistered securities as described below. We believe that each of these transactions was exempt from registration requirements pursuant to the Securities Act.

From the period beginning January 1, 2009 through May 14, 2012, we granted 1,172,417 stock options to purchase an aggregate of 1,172,417 shares of common stock and 4,200 shares of restricted stock to employees and directors under the Holdings Stock Incentive Plan, not including options granted pursuant to the Stock Option Exchange Offer (as defined below).

On November 9, 2010, we granted 406,360 stock options to purchase an aggregate of 406,360 shares of common stock in exchange on a one-for-one basis for 406,360 options to purchase an aggregate of 406,360 shares of common stock held by employees, substantially all of which were granted in 2007 in connection with Apollo’s acquisition of the Company (the “Stock Option Exchange Offer”). The stock options granted in the Stock Option Exchange Offer are exercisable for shares of common stock.

On August 11, 2012 and August 23, 2012, two employees each exercised 560 stock options at an exercise price of $20.75 per share and on August 30, 2012, a former employee exercised 125 stock options at an exercise price of $21.50 per share.

The stock options and restricted stock awards and the shares issued upon exercise of stock options described above were issued pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemptions provided by either Section 3(a)(9) of the Securities Act or Rule 701 under the Securities Act. The shares of common stock issued or issuable upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

On January 5, 2011, Realogy issued $492 million aggregate principal amount of 11.50% Senior Notes, $130 million aggregate principal amount of 12.00% Senior Notes, $10 million aggregate principal amount of 13.375% Senior Subordinated Notes, $1,144 million aggregate principal amount of Series A Convertible Notes, $291 million aggregate principal amount of Series B Convertible Notes and $675 million aggregate principal amount of Series C Convertible Notes to holders of its Existing Notes who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act and who elected to exchange their Existing Notes for the Extended Maturity Notes and/or the Convertible Notes.

On February 3, 2011, Realogy sold $700 million aggregate principal amount of Existing First and a Half Lien Notes to J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Joseph LLC (less underwriting discounts and fees) in an underwritten offering pursuant to Rule 144A under the Securities Act.

On or about September 4, 2012, we entered into letter agreements with certain holders of our Convertible Notes, pursuant to which we will issue up to 9,740,754 shares of our common stock in a private placement as consideration for such holders agreeing (1) not to transfer its Convertible Notes from the date of the agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in the agreement), (2) to enter into a lock-up agreement with the underwriters for this offering (covering all shares of Common Stock that it owns), subject to certain exceptions, and (3) with respect to the Significant Holders, to convert all of their respective Convertible Notes substantially concurrently with the closing of this offering. The issuance of these shares is exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the issuer not involving a public offering.

On February 2, 2012, Realogy sold $593 million aggregate principal amount of First Lien Notes and $325 million aggregate principal amount of New First and a Half Lien Notes to J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Credit Agricole Securities (USA) Inc., Scotia Capital (USA) Inc. and Apollo Global Securities, LLC in an underwritten offering pursuant to Rule 144A under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Index to Exhibits included in this Registration Statement.

(b)	Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts.

REALOGY HOLDINGS CORP.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in millions)

Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
Allowance for doubtful accounts (a)
Year ended December 31, 2011	$65	$10	$—	$(12)	$63
Year ended December 31, 2010	63	13	4	(15)	65
Year ended December 31, 2009	43	21	5	(6)	63
Reserve for development advance notes, short term (b)
Year ended December 31, 2011	$2	$—	$—	$(1)	$1
Year ended December 31, 2010	3	—	—	(1)	2
Year ended December 31, 2009	3	—	—	—	3
Reserve for development advance notes, long term
Year ended December 31, 2011	$9	$(3)	$—	$(1)	$5
Year ended December 31, 2010	17	(5)	—	(3)	9
Year ended December 31, 2009	21	2	—	(6)	17
Deferred tax asset valuation allowance
Year ended December 31, 2011	$118	$220	$—	$—	$338
Year ended December 31, 2010	124	—	—	(6)	118
Year ended December 31, 2009	61	63	—	—	124

(a)	The deduction column represents uncollectible accounts written off, net of recoveries from Trade Receivables in the Consolidated Balance Sheets.
(b)	Short-term development advance notes and related reserves are included in Trade Receivables in the Consolidated Balance Sheets.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on the 5th day of October, 2012.

REALOGY HOLDINGS CORP.

By:	/S/ ANTHONY E. HULL
Name:	Anthony E. Hull
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Richard A. Smith	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	October 5, 2012

/S/ ANTHONY E. HULL Anthony E. Hull	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 5, 2012

* Dea Benson	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	October 5, 2012

* Marc E. Becker	Director	October 5, 2012

* Scott Kleinman	Director	October 5, 2012

* M. Ali Rashid	Director	October 5, 2012

* V. Ann Hailey	Director	October 5, 2012

*By:	/S/ ANTHONY E. HULL
Anthony E. Hull
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
1.1***	Form of Underwriting Agreement.

2.1	Separation and Distribution Agreement by and among Cendant Corporation, Realogy Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 2.1 to Realogy Corporation’s Current Report on Form 8-K filed July 31, 2006).

2.2	Letter Agreement dated August 23, 2006 relating to the Separation and Distribution Agreement by and among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 2.1 to Realogy Corporation’s Current Report on Form 8-K filed August 23, 2006).

2.3	Agreement and Plan of Merger, dated as of December 15, 2006, by and among Realogy Holdings Corp., Domus Acquisition Corp. and Realogy Corporation (Incorporated by reference to Exhibit 2.1 to Realogy Corporation’s Current Report on Form 8-K filed December 18, 2006).

3.1***	Form of Amended and Restated Certificate of Incorporation of Realogy Holdings Corp.

3.2***	Form of Amended and Restated Bylaws of Realogy Holdings Corp.

4.1	Indenture dated as of April 10, 2007, by and among Realogy Corporation, the Note Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, governing the 10.50% Senior Notes due 2014 (the “10.50% Senior Note Indenture”) (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.2	Supplemental Indenture No. 1 dated as of June 29, 2007 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.3	Supplemental Indenture No. 2 dated as of July 23, 2007 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.4	Supplemental Indenture No. 3 dated as of December 18, 2007 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.4 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.5	Supplemental Indenture No. 4 dated as of March 31, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2008).

4.6	Supplemental Indenture No. 5 dated as of May 12, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.7	Supplemental Indenture No. 6 dated as of June 4, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.4 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.8	Supplemental Indenture No. 7 dated as of August 21, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.9	Supplemental Indenture No. 8 dated as of September 15, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.4 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.10	Supplemental Indenture No. 9 dated as of November 10, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.10 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.11	Supplemental Indenture No. 10 dated as of December 17, 2008 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.11 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.12	Supplemental Indenture No. 11 dated as of February 27, 2009 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2009).

4.13	Supplemental Indenture No. 12 dated as of September 14, 2009 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

4.14	Supplemental Indenture No. 13 dated as of December 14, 2009 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.14 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

4.15	Supplemental Indenture No. 14 dated as of February 25, 2010 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2010).

4.16	Supplemental Indenture No. 15 dated as of October 15, 2010 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.17	Supplemental Indenture No. 16 dated as of November 30, 2010 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.4 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.18	Supplemental Indenture No. 17 dated as of December 15, 2010 to the 10.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.7 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.19	Indenture dated as of April 10, 2007 by and among Realogy Corporation, the Note Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, governing the 11.00%/11.75% Senior Toggle Notes due 2014 (the “11.00%/11.75% Senior Toggle Notes Indenture”) (Incorporated by reference to Exhibit 4.5 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.20	Supplemental Indenture No. 1 dated as of June 29, 2007 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.6 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.21	Supplemental Indenture No. 2 dated as of June 29, 2007 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.7 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.22	Supplemental Indenture No. 3 dated as of December 18, 2007 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.8 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.23	Supplemental Indenture No. 4 dated as of March 31, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2008).

4.24	Supplemental Indenture No. 5 dated as of May 12, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.25	Supplemental Indenture No. 6 dated as of June 4, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.5 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.26	Supplemental Indenture No. 7 dated as of August 21, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.27	Supplemental Indenture No. 8 dated as of September 15, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.5 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.28	Supplemental Indenture No. 9 dated as of November 10, 2008 to the Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.21 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.29	Supplemental Indenture No. 10 dated as of December 17, 2008 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.22 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.30	Supplemental Indenture No. 11 dated as of February 27, 2009 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2009).

4.31	Supplemental Indenture No. 12 dated as of September 14, 2009 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

4.32	Supplemental Indenture No. 13 dated as of December 14, 2009 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.28 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

4.33	Supplemental Indenture No. 14 dated as of February 25, 2010 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2010).

4.34	Supplemental Indenture No. 15 dated as of October 15, 2010 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.2 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.35	Supplemental Indenture No. 16 dated as of November 30, 2010 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.5 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.36	Supplemental Indenture No. 17 dated as of December 15, 2010 to the 11.00%/11.75% Senior Toggle Notes Indenture (Incorporated by reference to Exhibit 4.8 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.37	Indenture dated as of April 10, 2007, by and among Realogy Corporation, the Note Guarantors party thereto and Wells Fargo Bank, National Association, as trustee governing the 12.375% Senior Subordinated Notes due 2015 (the “12.375% Senior Subordinated Note Indenture”) (Incorporated by reference to Exhibit 4.9 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.38	Supplemental Indenture No. 1 dated as of June 29, 2007 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.10 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.39	Supplemental Indenture No. 2 dated as of July 23, 2007 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.11 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.40	Supplemental Indenture No. 3 dated as of December 18, 2007 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.12 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.41	Supplemental Indenture No. 4 dated as of March 31, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2008).

4.42	Supplemental Indenture No. 5 dated as of May 12, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.43	Supplemental Indenture No. 6 dated as of June 4, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.6 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

4.44	Supplemental Indenture No. 7 dated as of August 21, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.45	Supplemental Indenture No. 8 dated as of September 15, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.6 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2008).

4.46	Supplemental Indenture No. 9 dated as of November 10, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.32 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.47	Supplemental Indenture No. 10 dated as of December 17, 2008 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.33 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

4.48	Supplemental Indenture No. 11 dated as of February 27, 2009 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2009).

4.49	Supplemental Indenture No. 12 dated as of September 14, 2009 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

4.50	Supplemental Indenture No. 13 dated as of December 14, 2009 to the 12.375% Senior Subordinated Notes Indenture (Incorporated by reference to Exhibit 4.42 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

4.51	Supplemental Indenture No. 14 dated as of February 25, 2010 to the 12.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2010).

4.52	Supplemental Indenture No. 15 dated as of October 15, 2010 to the 12.375% Senior Subordinated Notes Indenture (Incorporated by reference to Exhibit 4.3 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.53	Supplemental Indenture No. 16 dated as of November 30, 2010 to the 12.375% Senior Subordinated Notes Indenture (Incorporated by reference to Exhibit 4.6 to Realogy Corporation’s Form 8-K filed on December 15, 2010).

4.54	Supplemental Indenture No. 17 dated as of November 30, 2011 to the 12.375% Senior Subordinated Notes Indenture (Incorporated by reference to Exhibit 4.54 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.55	Form of 10.50% Senior Notes due 2014 (Included in the Indenture incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.56	Form of 11.00%/11.75% Senior Toggle Notes due 2014 (Included in the Indenture incorporated by reference to Exhibit 4.5 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.57	Form of 12.375% Senior Subordinated Notes due 2015 (Included in the Indenture incorporated by reference to Exhibit 4.9 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

4.58	Agreement of Resignation, Appointment and Acceptance, dated as of January 8, 2008, by and among Realogy Corporation, Wells Fargo Bank, National Association, as resigning trustee, and The Bank of New York, as successor trustee (Incorporated by reference to Exhibit 4.16 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

4.59	Agreement of Resignation, Appointment and Acceptance, dated as of January 8, 2008, by and among Realogy Corporation, Wells Fargo Bank, National Association, as resigning trustee, and The Bank of New York, as successor trustee (Incorporated by reference to Exhibit 4.17 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

4.60	Agreement of Resignation, Appointment and Acceptance, dated as of January 8, 2008, by and among Realogy Corporation, Wells Fargo Bank, National Association, as resigning trustee, and The Bank of New York, as successor trustee (Incorporated by reference to Exhibit 4.18 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

4.61	Indenture dated as of January 5, 2011 by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 11.50% Senior Notes due 2017 (the “11.50% Senior Note Indenture”) (Incorporated by reference to Exhibit 4.60 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.62	Supplemental Indenture No. 1 dated as of November 30, 2011 to the 11.50% Senior Note Indenture (Incorporated by reference to Exhibit 4.62 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.63	Indenture dated as of January 5, 2011 by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 12.00% Senior Notes due 2017 (the “12.00% Senior Note Indenture”) (Incorporated by reference to Exhibit 4.61 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.64	Supplemental Indenture No. 1 dated as of November 30, 2011 to the 12.00% Senior Note Indenture (Incorporated by reference to Exhibit 4.64 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.65	Indenture dated as of January 5, 2011 by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 13.375% Senior Subordinated Notes due 2018 (the “13.375% Senior Subordinated Note Indenture”) (Incorporated by reference to Exhibit 4.62 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.66	Supplemental Indenture No. 1 dated as of November 30, 2011 to the 13.375% Senior Subordinated Note Indenture (Incorporated by reference to Exhibit 4.66 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.67	Form of 11.50% Senior Notes due 2017 (Included in the 11.50% Senior Note Indenture incorporated by reference to Exhibit 4.60 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.68	Form of 12.00% Senior Notes due 2017 (Included in the 12.00% Senior Note Indenture incorporated by reference to Exhibit 4.61 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.69	Form of 13.375% Senior Subordinated Notes due 2018 (Included in the 13.375% Senior Subordinated Note Indenture incorporated by reference to Exhibit 4.62 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.70	Registration Rights Agreement dated as of January 5, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and J.P. Morgan Securities LLC, Credit Suisse (USA) LLC and Goldman, Sachs & Co. relating to the 11.50% Senior Notes due 2017 (Incorporated by reference to Exhibit 4.66 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.71	Registration Rights Agreement dated as of January 5, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and J.P. Morgan Securities LLC, Credit Suisse (USA) LLC and Goldman, Sachs & Co. relating to the 12.00% Senior Notes due 2017 (Incorporated by reference to Exhibit 4.67 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.72	Registration Rights Agreement dated as of January 5, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and J.P. Morgan Securities LLC, Credit Suisse (USA) LLC and Goldman, Sachs & Co. relating to the 13.375% Senior Subordinated Notes due 2018 (Incorporated by reference to Exhibit 4.68 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.73	Indenture dated as of January 5, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 11.00% Series A Convertible Senior Subordinated Notes due 2018, the 11.00% Series B Convertible Senior Subordinated Notes due 2018 and the 11.00% Series C Convertible Senior Subordinated Notes due 2018 (the “Convertible Note Indenture”) (Incorporated by reference to Exhibit 4.69 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.74	Supplemental Indenture No. 1 dated as of November 30, 2011 to the Convertible Note Indenture (Incorporated by reference to Exhibit 4.71 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.75	Supplemental Indenture No. 2 dated as of June 18, 2012 to the Convertible Note Indenture (Incorporated by reference to Exhibit 4.1 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2012).

4.76***	Supplemental Indenture No. 3 dated as of September 11, 2012 to the Convertible Note Indenture.

4.77	Form of 11.00% Series A Convertible Senior Subordinated Notes due 2018 (Included in the Convertible Note Indenture incorporated by reference to Exhibit 4.69 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.78	Form of 11.00% Series B Convertible Senior Subordinated Notes due 2018 (Included in the Convertible Note Indenture incorporated by reference to Exhibit 4.69 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.79	Form of 11.00% Series C Convertible Senior Subordinated Notes due 2018 (Included in the Convertible Note Indenture incorporated by reference to Exhibit 4.69 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.80	Registration Rights Agreement dated as of January 5, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and J.P. Morgan Securities LLC, Credit Suisse (USA) LLC and Goldman, Sachs & Co. relating to the 11.00% Series A Convertible Senior Subordinated Notes due 2018, the 11.00% Series B Convertible Senior Subordinated Notes due 2018 and the 11.00% Series C Convertible Senior Subordinated Notes due 2018 (Incorporated by reference to Exhibit 4.73 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.81	Indenture dated as of February 3, 2011, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 7.875% Senior Secured Notes due 2019 (the “7.875% Senior Secured Note Indenture”) (Incorporated by reference to Exhibit 4.74 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.82	Supplemental Indenture No. 1 dated as of November 30, 2011 to the 7.875% Senior Secured Note Indenture (Incorporated by reference to Exhibit 4.77 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.83	Form of 7.875% Senior Secured Notes due 2019 (Included in the Senior Secured Note Indenture incorporated by reference to Exhibit 4.74 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

4.84	Indenture dated as of February 2, 2012, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 7.625% Senior Secured First Lien Notes due 2020 (the “First Lien Note Indenture”) (Incorporated by reference to Exhibit 4.79 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.85	Form of 7.625% Senior Secured First Lien Notes due 2020 (Included in the First Lien Note Indenture incorporated by reference to Exhibit 4.79 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.86	Indenture dated as of February 2, 2012, by and among Realogy Corporation, Realogy Holdings Corp., the Note Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 9.000% Senior Secured Notes due 2020 (the “9.000% Senior Secured Note Indenture”) (Incorporated by reference to Exhibit 4.81 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.87	Form of 9.000% Senior Secured First Lien Notes due 2020 (Included in the 9.000% Senior Secured Note Indenture incorporated by reference to Exhibit 4.81 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

4.88*	Form of the Company’s common stock certificate.

5.1***	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Tax Sharing Agreement by and among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 28, 2006 (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Quarterly Report on Form 10-Q for the three months ended June 30, 2009).

10.2	Amendment executed July 8, 2008 and effective as of July 26, 2006 to the Tax Sharing Agreement filed as Exhibit 10.1 (Incorporated by reference to Exhibit 10.2 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2008).

10.3	Credit Agreement dated as of April 10, 2007, by and among Realogy Corporation, Domus Intermediate Holdings Corp., the Lenders party thereto, JPMorgan Chase Bank, N.A., Credit Suisse, Bear Stearns Corporate Lending Inc., Citicorp North America, Inc. and Barclays Bank plc. (Incorporated by reference to Exhibit 10.2 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2009).

10.4	First Amendment, dated as of January 26, 2011 to the Credit Agreement, dated as of April 10, 2007, among Domus Intermediate Holdings Corp., Realogy Corporation, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents from time to time party thereto (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Form 8-K filed on January 27, 2011).

10.5	Incremental Assumption Agreement, dated as of September 28, 2009, by and among Domus Intermediate Holdings Corp., Realogy Corporation, the Second Lien Term Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent for the First Priority Secured Parties (as defined therein), and Wilmington Trust Company, as collateral agent for the Second Priority Secured Parties (as defined therein) (Incorporated by reference to Exhibit 10.3 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

10.6	Incremental Assumption Agreement, dated as of February 3, 2011, by and among Domus Intermediate Holdings Corp., the First Lien Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.6 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.7	Guarantee and Collateral Agreement dated as of April 10, 2007, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Loan Party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.3 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2009).

10.8	First Amendment, dated as of September 28, 2009, to the Guarantee and Collateral Agreement, dated as of April 10, 2007, by and among Domus Intermediate Holdings Corp., Realogy Corporation, the subsidiaries of Realogy Corporation signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.4 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

10.9	Collateral Agreement, dated as of February 3, 2011, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Guarantor identified therein and party thereto and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent (Incorporated by reference to Exhibit 10.9 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.10	Second Lien Guarantee and Collateral Agreement, dated and effective as of September 28, 2009, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Loan Party identified therein and party hereto and Wilmington Trust Company, as collateral agent for the Secured Loan Parties (as defined therein) (Incorporated by reference to Exhibit 10.5 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

10.11	Collateral Agreement, dated as of February 2, 2012, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Guarantor identified therein and party thereto and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent for the 7.625% Senior Secured First Lien Note Secured Parties (Incorporated by reference to Exhibit 10.11 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.12	Collateral Agreement, dated as of February 2, 2012, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Guarantor identified therein and party thereto and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent for the 9.000% Senior Secured Note Secured Parties (Incorporated by reference to Exhibit 10.12 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.13	Intercreditor Agreement, dated as of February 2, 2012, among Realogy Corporation, the other Grantors (as defined therein) from time to time party hereto, JPMorgan Chase Bank, N.A., as collateral agent for the Credit Agreement Secured Parties (as defined therein) and as Authorized Representative for the Credit Agreement Secured Parties, The Bank of New York, Mellon Trust Company, N.A., as the collateral agent and Authorized Representative for the Initial Additional First Lien Priority Note Secured Parties (as defined therein) (Incorporated by reference to Exhibit 10.13 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.14	Amended and Restated Intercreditor Agreement, dated as of February 2, 2012, among JPMorgan Chase Bank, N.A., as Administrative Agent for the First Lien Senior Priority Secured Parties under the Credit Agreement (as each term is defined below), The Bank of New York Mellon Trust Company, N.A., as Collateral Agent for the 7.625% Senior Secured Notes Secured Parties, The Bank of New York Mellon Trust Company, N.A., as Collateral Agent for the 7.625% Senior Secured First Lien Note Secured Parties, The Bank of New York Mellon Trust Company, N.A., as Collateral Agent for the 9.000% Senior Secured Note Secured Parties, Realogy Corporation and each of the other Loan Parties party thereto (Incorporated by reference to Exhibit 10.14 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.15	Intercreditor Agreement, dated as of September 28, 2009, among JPMorgan Chase Bank, N.A., as Administrative Agent for the First Priority Secured Parties (as defined therein), Wilmington Trust Company, as Second Lien Collateral Agent for the Second Priority Secured Parties (as defined therein), Realogy Corporation and each of the other Loan Parties (as defined therein) (Incorporated by reference to Exhibit 10.6 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009).

10.16	Joinder Agreement No. 1, dated as of February 3, 2011, to the Intercreditor Agreement, dated as of September 28, 2009, among JPMorgan Chase Bank, N.A., as First Priority Representative for the First Priority Secured Parties, Wilmington Trust Company, as Second Priority Representative for the Second Priority Secured Parties, Realogy Corporation and each of the other Loan Parties party thereto (Incorporated by reference to Exhibit 10.13 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.17	Joinder Agreement No. 2, dated as of February 2, 2012 , to the Intercreditor Agreement, dated as of September 28, 2009, among JPMorgan Chase Bank, N.A., in its capacity as administrative agent pursuant to the Credit Agreement, Wilmington Trust Company, as second lien collateral agent for the second priority secured parties, Realogy Corporation and each of the other Loan parties party thereto (Incorporated by reference to Exhibit 10.17 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.18	Joinder Agreement No. 3, dated as of February 2, 2012 , to the Intercreditor Agreement, dated as of September 28, 2009, among JPMorgan Chase Bank, N.A., in its capacity as administrative agent pursuant to the Credit Agreement, Wilmington Trust Company, as second lien collateral agent for the second priority secured parties, Realogy Corporation and each of the other Loan parties party thereto. (Incorporated by reference to Exhibit 10.18 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.19+	Letter Agreement dated as of September 24, 2009, by and among Realogy Corporation, Apollo Management VI, L.P., RCIV Holdings (Luxembourg) S.à.r.l., certain investment funds managed by Apollo Management VI, L.P., and Icahn Partners, L.P. and certain of its affiliates (Incorporated by reference to Exhibit 10.9 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

10.20**	Employment Agreement dated as of July 31, 2006 between Realogy Corporation and Henry R. Silverman (Incorporated by reference to Exhibit 10.3 to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.21**	Letter Agreement dated December 19, 2006, between Realogy and Henry R. Silverman amending Employment Agreement between Realogy Corporation and Henry R. Silverman (Incorporated by reference to Exhibit 10.3(a) to Realogy Corporation’s Form 10-K for the year ended December 31, 2006).

10.22**	Term Sheet dated November 13, 2007, among Realogy Holdings Corp., Domus Intermediate Holdings Corp., Realogy Corporation and Henry R. Silverman (Incorporated by reference to Exhibit 10.7 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

10.23**	Option Agreement dated as of November 13, 2007, between Realogy Holdings Corp. and Henry R. Silverman (Incorporated by reference to Exhibit 10.8 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).
10.24**	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Richard A. Smith (Incorporated by reference to Exhibit 10.19 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.25**	Amendment to Employment Agreement dated September 10, 2012, between Realogy Corporation and Richard A. Smith (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Current Report on Form 8-K filed September 14, 2012).

10.26**	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Anthony E. Hull (Incorporated by reference to Exhibit 10.20 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.27**	Amendment to Employment Agreement dated April 29, 2011, between Realogy Corporation and Anthony E. Hull (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2011).

10.28**	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Alexander E. Perriello (Incorporated by reference to Exhibit 10.21 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.29**	Amendment to Employment Agreement dated April 29, 2011, between Realogy Corporation and Alexander E. Perriello (Incorporated by reference to Exhibit 10.2 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2011).

10.30**	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Bruce G. Zipf (Incorporated by reference to Exhibit 10.22 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.31**	Amendment to Employment Agreement dated April 29, 2011, between Realogy Corporation and Bruce G. Zipf (Incorporated by reference to Exhibit 10.3 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2011).

10.32**	Realogy Holdings Corp. 2007 Stock Incentive Plan, as amended and restated as of November 13, 2007 and as further amended and restated on November 9, 2010, August 2, 2011, February 27, 2012 and April 30, 2012 (Incorporated by reference to Exhibit 10.1 to Realogy Holdings Corp.’s Form 10-Q for the three months ended March 31, 2012).

10.33**	Form of Option Agreement between Realogy Holdings Corp. and the Optionee party thereto governing time and performance vesting options (Incorporated by reference to Exhibit 10.14 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148153)).

10.34**	Form of Restricted Stock Agreement between Realogy Holdings Corp. and the Purchaser party thereto (Incorporated by reference to Exhibit 10.8 to Realogy Corporation’s Quarterly Report on Form 10-Q for the three months ended June 30, 2009).

10.35**	Form of Option Agreement between Realogy Holdings Corp. and the Optionee party thereto governing time-vesting options (Incorporated by reference to Exhibit 10.6 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2010).

10.36	Support Agreement dated as of November 30, 2010, by and among Realogy Corporation, Realogy Holdings Corp., RCIV Holdings (Luxembourg) S.à.r.l., Avenue Capital Management II, L.P., and Paulson and Co. Inc. (on behalf of the several investment funds and accounts managed by it) (Incorporated by reference to Exhibit 10.27 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.37	Amended and Restated Investor Securityholders Agreement dated as of January 5, 2011, by and among Realogy Holdings Corp., Realogy Corporation, Paulson and Co. Inc. on behalf of the several investment funds and accounts managed by it, and the Apollo Holders (as defined therein) (Incorporated by reference to Exhibit 10.28 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.38	Amended and Restated Investor Securityholders Agreement dated as of January 5, 2011, by and among Realogy Holdings Corp., Realogy Corporation, Avenue Capital Management II, L.P. and the Apollo Holders (as defined therein) (Incorporated by reference to Exhibit 10.29 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.39	Investor Securityholders Agreement dated as of January 5, 2011, by and among Realogy Holdings Corp., Realogy Corporation, the Apollo Holders (as defined therein) and Western Asset Management Company, as investment manager on behalf of its client accounts (Incorporated by reference to Exhibit 10.30 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.40	Investor Securityholders Agreement dated as of January 5, 2011, by and among Realogy Holdings Corp., Realogy Corporation, the Apollo Holders (as defined therein) and York Capital Management, L.P. and affiliated funds (Incorporated by reference to Exhibit 10.31 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.41***	Form of Amended and Restated Securityholders Agreement, by and among Realogy Holdings Corp., Domus Investment Holdings, LLC, RCIV Holdings, L.P. (Cayman) RCIV Holdings (Luxembourg) S.à.r.l., Apollo Investment Fund VI, L.P. and Domus Co-Investment Holdings LLC.

10.42**	Realogy Corporation Officer Deferred Compensation Plan (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.43**	First Amendment to Realogy Corporation Officer Deferred Compensation Plan dated February 29, 2008 (Incorporated by reference to Exhibit 10.53 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

10.44**	Realogy Corporation Officer Deferred Compensation Plan, Amended and Restated as of January 1, 2008 (Incorporated by reference to Exhibit 10.20 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

10.45**	First Amendment to Amended and Restated Realogy Corporation Officer Deferred Compensation Plan dated December 23, 2008 (Incorporated by reference to Exhibit 10.21 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

10.46++	Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC dated as of January 31, 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc. (Incorporated by reference to Exhibit 10.26 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

10.47	Amendment Number 1 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated as of April 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc. (Incorporated by reference to Exhibit 10.10(a) to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.48	Amendment Number 2 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated as of March 31, 2006, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc. (Incorporated by reference to Exhibit 10.10(b) to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.49+++	Strategic Relationship Agreement, dated as of January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC. (Incorporated by reference to Exhibit 10.29 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

10.50	Amendment Number 1 to the Strategic Relationship Agreement, dated May 2005 by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, PHH Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC (Incorporated by reference to Exhibit 10.11(a) to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.51	Consent and Amendment dated as of March 14, 2007, between Realogy Real Estate Services Group, LLC (formerly Cendant Real Estate Services Group, LLC), Realogy Real Estate Services Venture Partner, Inc. PHH Corporation, PHH Mortgage Corporation, PHH Broker Partner Corporation, TM Acquisition Corp., Coldwell Banker Real Estate Corporation, Sotheby’s International Realty Affiliates, Inc., ERA Franchise Systems, Inc. Century 21 Real Estate LLC and PHH Home Loans, LLC (Incorporated by reference to Exhibit 10.1 to PHH Corporation, Current Report on Form 8-K filed March 20, 2007).

10.52	Trademark License Agreement, dated as of February 17, 2004, among SPTC Delaware LLC (as assignee of SPTC, Inc.), Sotheby’s (as successor to Sotheby’s Holdings, Inc.), Cendant Corporation and Monticello Licensee Corporation (Incorporated by reference to Exhibit 10.12 to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.53	Amendment No. 1 to Trademark License Agreement, dated May 2, 2005, by and among SPTC Delaware LLC (as assignee of SPTC, Inc.), Sotheby’s (as successor to Sotheby’s Holdings, Inc.), Cendant Corporation and Sotheby’s International Realty Licensee Corporation (f/k/a Monticello Licensee Corporation) (Incorporated by reference to Exhibit 10.12(a) to Registration Statement on Form 10 (File No. 001-32852)).

10.54	Amendment No. 2 to Trademark License Agreement, dated May 2, 2005, by and among SPTC Delaware LLC (as assignee of SPTC, Inc.), Sotheby’s (as successor to Sotheby’s Holdings, Inc.), Cendant Corporation and Sotheby’s International Realty Licensee Corporation (f/k/a Monticello Licensee Corporation) (Incorporated by reference to Exhibit 10.12(b) to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.55	Consent of SPTC Delaware LLC, Sotheby’s (as successor to Sotheby’s Holdings, Inc.) and Sotheby International Realty License Corporation (Incorporated by reference to Exhibit 10.12(c) to Amendment No. 5 to Realogy Corporation’s Registration Statement on Form 10 (File No. 001-32852)).

10.56	Joinder Agreement dated as of January 1, 2005, between SPTC Delaware LLC, Sotheby’s (as successor to Sotheby’s Holdings, Inc.), and Cendant Corporation and Sotheby’s International Realty Licensee Corporation (Incorporated by reference to Exhibit 10.11 to Realogy Corporation’s Quarterly Report on Form 10-Q for the three months ended June 30, 2009).

10.57	Amendment No. 3 to Trademark License Agreement dated January 14, 2011, by and among SPTC Delaware LLC (as assignee of SPTC, Inc.) and Sotheby’s, as successor by merger to Sotheby’s Holdings, Inc., on the one hand, and Realogy Corporation, as successor to Cendant Corporation, and Sotheby’s International Realty Licensee (f/k/a Monticello Licensee Corporation) (Incorporated by reference to Exhibit 10.49 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.58	Lease Agreement dated November 23, 2011, between 175 Park Avenue, LLC and Realogy Operations LLC (Incorporated by reference to Exhibit 10.57 to Realogy Holdings Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.59	Guaranty dated November 23, 2011, by Realogy Corporation to 175 Park Avenue, LLC (Incorporated by reference to Exhibit 10.58 to Realogy Holdings Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.60	Seventh Omnibus Amendment, dated as of December 14, 2011, among Cartus Corporation, Cartus Financial Corporation, Apple Ridge Services Corporation, Apple Ridge Funding LLC, Realogy Corporation, U.S. Bank National Association, the managing agents party to the Note Purchase Agreement of even date and Crédit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.59 to Realogy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.61	Note Purchase Agreement (Secured Variable Funding Notes, Series 2011-1) dated as of December 14, 2011, among Apple Ridge Funding LLC, Cartus Corporation, the commercial paper conduit purchasers party thereto, the financial institutions party thereto, the managing agents party thereto, and committed purchases and managing agents party thereto and Crédit Agricole Corporate and Investment Bank, as administrative and lead arranger (Incorporated by reference to Exhibit 10.60 to Realogy Holdings Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.62	Series 2011-1 Indenture Supplement, dated as of December 16, 2011, between Apple Ridge Funding LLC and U.S. Bank National Association, as indenture trustee, paying agent, authentication agent, transfer agent and registrar, which modifies the Master Indenture, dated as of April 25, 2000, among Apple Ridge Funding LLC and U.S. Bank National Association, as indenture trustee, paying agent, authentication agent, transfer agent and registrar (Incorporated by reference to Exhibit 10.61 to Realogy Holdings Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.63**	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Kevin J. Kelleher (Incorporated by reference to Exhibit 10.50 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

10.64**	Amendment to Employment Agreement dated April 29, 2011, between Realogy Corporation and Kevin J. Kelleher (Incorporated by reference to Exhibit 10.4 to Realogy Corporation’s Form 10-Q for the three months ended March 31, 2011).

10.65**	Form of Option Agreement for Independent Directors (Incorporated by reference to Exhibit 10.51 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

10.66**	Restricted Stock Award for Independent Directors (Incorporated by reference to Exhibit 10.52 to Realogy Corporation’s Form 10-K for the year ended December 31, 2007).

10.67**	2008 - 2009 Realogy Corporation Cash Retention Plan (Incorporated by reference to Exhibit 10.62 to Realogy Corporation’s Form 10-K for the year ended December 31, 2008).

10.68**	Amended and Restated 2009 Realogy Multi-Year Executive Retention Plan (Terminated in November 2010) (Incorporated by reference to Exhibit 10.58 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009).

10.69**	Amendment No. 1 to Realogy 2011-2012 Multi-Year Retention Plan (Incorporated by reference to Exhibit 10.69 to Realogy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.70**	Realogy 2011-2012 Multi-Year Retention Plan (Incorporated by reference to Exhibit 10.4 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2010).

10.71**	Realogy Corporation Phantom Value Plan (Incorporated by reference to Exhibit 10.70 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.72**	Amendment No. 1 to Realogy Corporation Phantom Value Plan (Incorporated by reference to Exhibit 10.71 to Realogy Holdings Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.73	Agreement dated July 15, 2010, between Realogy Corporation and Wyndham Worldwide Corporation (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Form 8-K filed on July 20, 2010).

10.74	Conversion Shares Agreement, dated as of January 5, 2011, by and between Realogy Corporation and Realogy Holdings Corp. (Incorporated by reference to Exhibit 10.72 to Realogy Corporation’s Form 10-K for the year ended December 31, 2010).

10.75**	Realogy 2012 Executive Incentive Plan (Incorporated by reference to Exhibit 10.74 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

10.76*** **	Form of Realogy Holdings Corp. 2012 Short-Term Incentive Plan.

10.77*** **	Form of Realogy Holdings Corp. 2012 Long-Term Incentive Plan.

10.78*** **	Form of Stock Option Award Agreement pursuant to the Realogy Holdings Corp. 2012 Long Term Incentive Plan.

10.79*** **	Form of indemnification agreement among Realogy Holdings Corp. and its directors and executive officers.

10.80***	Form of Significant Holders Letter Agreement.

10.81***	Form of Other Holders Letter Agreement.

10.82***	Apollo Letter Agreement dated September 4, 2012 between RCIV Holdings Luxembourg S.á.r.l and Domus Holdings Corp.

10.83*** **	Form of Restricted Stock Award pursuant to the Realogy Holdings Corp. 2012 Long-Term Incentive Plan.

15.1*	Letter Regarding Unaudited Interim Financial Statements.

21.1	Subsidiaries of Realogy Holdings Corp. and Realogy Corporation (Incorporated by reference to Exhibit 21.1 to Realogy Holdings Corp.’s Form 10-K for the year ended December 31, 2011).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of ParenteBeard LLC, independent auditors of PHH Home Loans, L.L.C.

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).

24.1***	Powers of Attorney.

101.INS^	XBRL Instance Document

101.SCH^	XBRL Taxonomy Extension Schema Document

101.CAL^	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF^	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB^	XBRL Taxonomy Extension Label Linkbase Document

101.PRE^	XBRL Taxonomy Extension Presentation Linkbase Document

Prior to September 27, 2012, Realogy Holdings Corp. was known as Domus Holdings Corp.
*	Filed herewith.
**	Compensatory plan or arrangement.
***	Previously filed.
^	Furnished electronically with this report.
+

Confidential treatment has been granted for certain portions of this Exhibit, which was filed as Exhibit 10.2 to Realogy Corporation’s Form 10-Q for the three months ended September 30, 2009. This Exhibit was re-filed with fewer redactions as Exhibit 10.9 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009. The redacted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.
++	Confidential treatment has been granted for certain portions of this Exhibit, which was filed as Exhibit 10.9 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2009. This Exhibit was re-filed with fewer redactions as Exhibit 10.26 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009. The redacted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.
+++	Confidential treatment has been granted for certain portions of this Exhibit, which was filed as Exhibit 10.10 to Realogy Corporation’s Form 10-Q for the three months ended June 30, 2009. This Exhibit was re-filed with fewer redactions as Exhibit 10.29 to Realogy Corporation’s Form 10-K for the year ended December 31, 2009. The redacted portions of this Exhibit have been filed separately with the Securities and Exchange Commission.